Exhibit 99.3

EDC 2020 ANNUAL REPORT

BUSINESS AS UNUSUAL

Canada

EDC

BUSINESS AS UNUSUAL

2020 was a year unlike any other in recent history. With the COVID-19 virus turning the world upside down, Canadians and Canadian businesses had to adapt to new realities and different ways of doing things.

At EDC, we **stepped up** to help more Canadian companies through these tumultuous times – whether or not they were exporters. We also made our biggest commitments yet to **standing up** for people and our planet. As the world recovers from the pandemic, we're determined to help usher in a better way of doing business – one that is greener, more inclusive and sustainable.

3 ABOUT EDC

4 Message from the Chair
6 Message from the President and CEO
8 Message from the Senior Vice-President, Sustainable Business and Enablement
10 Performance against objectives
13 ESG measures
15 Regional highlights
16 About this report

17 STEPPING UP FOR CANADA

18 Our vision and strategy
21 The trade environment
22 New and noteworthy programs
27 Partnerships and collaboration
29 Inclusive trade
32 Creating trade opportunities
33 Enabling our success

35 STANDING UP FOR PEOPLE AND THE PLANET

36 ESG vision and framework
40 Inclusion, diversity and equity
42 Our workplace
44 Our communities
46 Engaging with stakeholders
48 Transparency and disclosure
50 Business integrity
51 Environment and people
53 Climate-related disclosure
68 Human rights disclosure

76 CORPORATE GOVERNANCE

83 Board of Directors
86 Executive Management team

90 FINANCIAL REVIEW

90 Management's Discussion and Analysis
126 Consolidated Financial Statements

186 TEN-YEAR REVIEW
194 GLOSSARY OF FINANCIAL TERMS
195 CORPORATE REPRESENTATION

ABOUT EDC

Export Development Canada (EDC) is a Crown corporation dedicated to helping Canadian companies succeed on the world stage. As international risk experts, we equip them with the tools they need – the trade knowledge, financing solutions, equity, insurance and international connections – to grow their business with confidence. Underlying all of our support is a commitment to sustainable and responsible business.

On March 25, 2020, as part of its response to the ongoing COVID-19 crisis, the Government of Canada expanded EDC's domestic powers to further support Canadian businesses facing extreme economic challenges brought on by the international response to the pandemic.

Now, we are more than enablers of international growth. With our expanded mandate, we are tasked with helping to stabilize and rebuild Canada's economy. We are doing more than helping companies take on the world – we are providing risk expertise to support all Canadian companies for the benefit of all Canadians.

EDC 2020 Annual Report  |  About EDC  |   3

The Chair’s message in any annual report usually references global events to provide some colour for the corporation’s story the previous year. But reflecting on 2020, it’s one global event – the COVID-19 pandemic – that was the story, and still is. It touched everything: our people, customers, priorities, programs, and even our mandate.

More change has taken place at Export Development Canada over the last year than in the previous five years combined. I’m proud to say that the corporation met the moment and stepped up in a big way for Canada.

But before I get into accomplishments and the year that was, I think it’s important to make clear, on behalf of everyone at EDC, our recognition that there is still much more work to be done. Canada and the world remain in a crisis. Canadian businesses are still suffering, and there is a long road ahead. While EDC did a lot of good in 2020, the details of which you’ll find in the pages of this report, there are a lot of companies out there that still need help.

EDC employees have a tradition of bringing real passion to their work in support of Canadian companies. This crisis has added gravity and urgency to this mission, and our people have responded by doing more and doing it faster, even while dealing with their own personal pandemic challenges. EDC’s President and CEO, Mairead Lavery, touches more extensively on that story in her message. On behalf of the Board, I’ll just say that the level of agility and innovation shown by our employees was inspiring. It carried us through this unprecedented year, and I know it will continue to drive us forward in the year ahead.

TEAM CANADA

If 2020 was a year that will always be remembered for keeping people apart, it may also be remembered as the year in which the Canadian financial system – government departments, Crown corporations and financial institutions – pulled together like never before. In a banking career that spans more than 30 years, and which includes the 2008–2009 recession, I have never seen such teamwork displayed on a national level. In name and in character, it truly was a Team Canada approach to the pandemic response.

The Canada Emergency Business Account (CEBA) is perhaps the best example of this. The Government of Canada announced the $73 billion program in March, when the economic toll of the pandemic was first becoming clear. The program offers interest-free loans of up to $60,000 for small businesses and eligible non-profits to help bridge them through the crisis.

EDC 2020 Annual Report | About EDC | 4

MESSAGE FROM THE CHAIR

EDC manages all aspects of the CEBA program and acts as a conduit – using its expertise to manage the transfer of funds from federal coffers to financial institutions, where those monies could then be disbursed to business owners. EDC worked closely with the Government of Canada and leveraged its extensive reach with Canadian financial institutions to deliver the program quickly. In response to feedback from Canadian business owners – some of it coming through a call centre managed by EDC – CEBA has been expanded and enhanced several times.

By the end of 2020, more than 800,000 loans had been issued through the program, getting almost $40 billion into the hands of Canadian businesses.

The Business Credit Availability Program (BCAP) was another great example of Team Canada collaboration. Also launched in March, it brought EDC together with Business Development Bank of Canada (BDC), the Government of Canada and Canadian financial institutions to support the immediate cash flow needs of companies in crisis. Several products were rolled out as part of BCAP; prominent among them were EDC loan guarantees for banks that enabled them to lend with greater confidence to businesses in need.

As of December 31, 2020, EDC had completed almost 800 guarantees through BCAP, guaranteeing $850 million of the $1.1 billion in loans extended to Canadian companies by financial institutions.

In the months following the launch of BCAP, EDC announced the creation of an investment matching program; its purpose was to deploy matching capital in companies that were raising funding from the private sector, including institutional investors, venture capital funds, private equity funds and corporate partnerships. This was an innovative way to help high-potential companies, many of them in the cleantech sector, weather adverse economic conditions and execute on commercialization and growth plans that were affected by the pandemic. The program supported 56 companies in 2020 with a total of $126 million in funding.

Building on the momentum gained through these special programs, at the end of 2020 the Government of Canada launched the Business, Economic and Trade Recovery (BETR) committee. This brought together all the organizations under the portfolio of the Minister of Small Business, Export Promotion and International Trade, including EDC, BDC and the Canadian Commercial Corporation, with the goal of forming a web of support for Canadian companies. BETR will identify and fill gaps in service, catalyze business growth and enable seamless support across all the member organizations. It will also launch initiatives that target specific sectors and markets of opportunity. The committee’s activities will play a big part in Canada’s pandemic response efforts in 2021.

INCLUSIVE TRADE

These initiatives helped a lot of companies last year, but, as we all know, the negative effects of the pandemic have been vast. One particularly troubling outcome from 2020 is how historically underrepresented groups in business – including Black people, Indigenous Peoples, people of colour, the LGBT+ community and women – fared versus their peers.

The economic inequalities faced by these groups, who were already at a disadvantage prior to the pandemic, were only magnified, as they lost more contracts and jobs compared to the broader population. Not only did this make it more difficult to stay afloat, but looking forward it will make recovery that much more challenging. This further reinforces the need to prioritize inclusive trade.

Within this context, EDC continued to take steps forward in 2020. Notably, we committed to facilitating $2 billion in trade for women-owned businesses by 2023, eight times the $250 million commitment that we first set out (and since surpassed) in 2018. We launched our Indigenous exporter strategy, with year one dedicated to building partnerships and awareness of EDC within the Indigenous business ecosystem. And we started work on our first supplier diversity program, with the goal of creating more opportunities for diverse businesses within our own supply chain.

While the turbulent year that was 2020 has officially passed, the turbulence hasn’t. The pandemic will again be a story in 2021, but hopefully not the story.

Without a doubt, EDC’s achievements deserve recognition. But this is not a time for celebration. Too many Canadian businesses still struggle, and, as long as that’s the case, I know EDC will work tirelessly to provide relief where it can.

The past year may not be remembered for its rosy headlines. But it was a year in which so many people in government, in business and in finance, public and private, pulled together. That co-operation was a positive story in 2020, and I’m confident it will continue to be in the year ahead.

EDC 2020 Annual Report | About EDC | 5

One year ago, I used this message to share some reflections on my first 12 months as the President and CEO of Export Development Canada.

I was excited about the success we had generated in 2019, and even more excited about the progress we were ready to make. EDC had generated unprecedented growth in our customer numbers, opened new offices in the United States, expanded our collaboration with major Canadian financial institutions, and strengthened our approach to sustainable business practices and critical issues relating to human rights, climate change and corporate transparency.

Looking back on 2019, I wrote, “…we showed not only the ability to do more business, but a willingness to do business differently.”

One year later, these words have fresh resonance: 2020 was another year in which EDC did much more business and did it very differently.

As it was for every company across Canada and around the world, the emergence of COVID-19 was a moment of extraordinary doubt, challenge and risk for EDC. A meeting of industry stakeholders we convened early in the crisis gave us a sampling of the spectrum of pain that would be felt across Canada. Some industries would cope, even thrive. Others would struggle but survive. Others faced ruin.

Early in the crisis, the federal government created a Team Canada economic response to the crisis and expanded EDC’s mandate, allowing us to provide our solutions to non-exporting Canadian companies and to provide relief and support to thousands of struggling Canadian businesses. In the pages of this annual report, you’ll find a full accounting of the many initiatives, and of the remarkable impact that EDC had in a year like no other. Not only did we facilitate the launch of important measures – like the Business Credit Availability Program and the Canada Emergency Business Account – we also found ways of stretching our operations and traditional business lines to help more Canadian companies, and help them faster. We took on more risk in our insurance programs, extended more liquidity through direct loans and loan guarantees, and we offered deferrals on premium payments while also accelerating deliveries on claims. You can find a snapshot of our business achievements, and more about our role in the Team Canada response to the COVID-19 crisis, in the message from our Chair, Martine Irman, on page 4 of this document.

EDC 2020 Annual Report | About EDC | 6

MESSAGE FROM THE PRESIDENT AND CEO

For my part, I would like to share a few thoughts about how we made our impact felt, and about the decisions we all made – leaders and employees alike – that enabled EDC to find new, innovative ways to help more Canadian companies in a time of unprecedented crisis.

Working together, our executive team and Board of Directors determined early on that our first management priority would be the health and well-being of our employees; supporting Canadian exporters would be impossible if we did not first support the fundamental needs of our people and their families. This principle underpinned so many choices made in those early days of the pandemic, and still does today: work-from-home protocols; expansion of home office support; more generous benefits for the protection of physical and mental health; help for managers leading teams in remote circumstances.

We also understood that, in this global economic crisis, working at “the speed of business” had taken on a fresh and real meaning; the speed of business had found a new gear. To match this, we would have to accelerate our own pace of decision making, bringing creativity to our solutions, agility to our efforts, and greater efficiency to our processes.

If our main job in 2020 was to engage with Canadian companies and get support where it was needed, as fast and as effectively as possible, then I think we can be proud of the job we have done at EDC – not only making decisions quickly and with agility, but remaining disciplined in our efforts, and focused on what matters most – the needs of our customers.

The proof of that impact is in the pages of this report.

Ultimately, none of this could have happened without EDC’s employees stepping up. As their work and personal lives were upended, they responded to the demands of the moment with extraordinary professionalism and humanity.

Speaking of humanity, I also feel the need to address one other very important event that confronted the global community in 2020: the passionate debate inspired by the Black Lives Matter movement. Here again, our employees met the moment. Moved by tragic events, EDC undertook a closer examination of our own community’s attitudes and approaches to equality in the workplace, as well as the power and value of diversity. As part of that effort, we have implemented a new inclusion, diversity and equity strategy that is leading us through a rigorous process of analysis, reflection and action, helping us continue our journey toward creating the safer and welcoming workplace to which we aspire.

In many ways, our reaction to this global issue was testament to another important theme that ran through 2020: it was a year in which EDC spent a lot of time listening. We listened to our employees as they addressed issues that ranged from workplace health to home-schooling their children. We listened to civil society stakeholders working hard to keep a distracted world’s attention on climate change and human rights. And, of course, we listened to our public- and private-sector partners, and our customers, as we all worked together to navigate an unprecedented global challenge and be ready for the recovery to come.

As I write this, the world remains in the depths of a very real crisis. EDC has helped thousands of Canadian companies of all sizes and in all sectors, and for as long as this crisis continues, we will remain proudly committed to that mission. We also remain committed to our values and mandate – helping Canadian companies go, grow and succeed internationally while promoting trade and investment that are ethical, socially responsible and environmentally sustainable.

Of course, as challenging as these times are, there is also hope. In Canada and around the world, the first vaccines are being delivered. And there are thousands of companies across the country that are readying themselves for that time after the pandemic, the day when life and business return to the new normal.

EDC will continue doing everything it can to help Canadian companies be ready for that day.

EDC 2020 Annual Report | About EDC | 7

Heading into 2020, EDC’s Sustainable Business and Enablement group had set bold objectives for the year. We were focused on implementing key elements of our updated Environmental and Social Risk Management (ESRM) Policy Framework, continuing the buildout of our financial crimes program and enhancing our integration of environmental, social and governance (ESG) principles across EDC. Needless to say, early in the new year those plans changed – although, upon reflection, not as markedly as initially expected.

As EDC mobilized financial support for Canadian companies, it became starkly apparent that we were at an inflection point in the global view of ESG and the role ESG principles would play in facilitating a shift to a more sustainable economy, increasing the resiliency of companies and helping to build back better from the ravages of the economic shock brought on by the pandemic.

EDC doubled down, focusing and dedicating its energy to supporting Canadian companies going through the challenging times. It’s important to acknowledge the energy that EDC employees devoted to building entirely new financial programs literally overnight. Rather than compromise our sustainability and responsible business objectives, they looked for opportunities to maintain and build on our strong ESG foundation. We recognized that responsible business and ESG are critical components of fostering resiliency and future planning for Canadian exporters’ success. Among the many lessons we and others were taking from the pandemic was the importance of having strong ESG practices and how they define high-performing companies.

Throughout 2020, we focused on finalizing the implementation of a number of new policies rolled out under our ESRM Policy Framework. This included work on our Climate Change Policy related to target setting and implementing the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), and work on our Human Rights Policy, as we developed approaches to leverage and remedy.

In 2020, we achieved an important milestone well ahead of schedule by meeting our 2023 target to reduce our lending exposure to carbon-intensive sectors. In 2021, we plan to build on our momentum, elaborating on our efforts to address climate change with new targets. This will involve continuing to reduce our exposure to carbon-intensive sectors while growing our support of clean technology and other business aligned with the low-carbon transition. EDC is also focused on supporting companies as they work to reduce their emissions.

EDC 2020 Annual Report | About EDC | 8

MESSAGE FROM THE SENIOR VICE-PRESIDENT, SUSTAINABLE BUSINESS AND ENABLEMENT

We remained committed to assessing our financing portfolio and making decisions on how to manage its overall carbon intensity. This was exemplified in the work we undertook with our customers operating in the oil and gas sector to encourage disclosure of their climate-related governance, strategy, risk management, metrics and targets through annual reporting in line with the recommendations of the TCFD. Through these efforts, it became clear that many of these companies were already focused on managing and reducing their climate-related risks and welcomed EDC’s solutions and support in this area.

Our large and diverse portfolio includes companies operating in carbon-intensive sectors, as well as businesses at the leading edge of the cleantech sector. In light of our climate commitments, we understand the public’s interest in the support we provide to Canada’s oil and gas sector, which remains an important segment of our national economy and will need to play an increasing role in the transition to a low-carbon future.

The amount of business support we provide to the oil and gas sector has been gradually reducing in recent years. In 2020, EDC provided approximately $8.1 billion in total business support to the oil and gas sector through our financing and insurance solutions, compared to $10.6 billion in 2019 and $12.5 billion in 2018. Meanwhile, EDC has steadily increased its support of Canada’s burgeoning cleantech industry. The number of cleantech companies we served in 2020 grew by 27 per cent compared to 2019, to 288 businesses, and we provided $4.55 billion in total business support – an 80 per cent year-over-year increase. For context, compare this to 2015 when EDC served 86 cleantech customers and facilitated $917 million in business. This progress demonstrates positive momentum, but there is more work to be done. Our goal over the long term is to continue to grow our support to the cleantech sector as we build the portfolio of the future.

We continued to advance our Human Rights Policy and implementation plans with the approval of EDC’s Principles on Leverage and Remedy, which are discussed in our 2020 Human Rights Disclosure included in this report. Our approach to leverage and remedy was developed through extensive stakeholder engagement, and we consider it to be critical to our broader objective of equipping Canadian businesses with the right risk management approaches to participate and compete in a global economy where expectations for responsible business conduct are rising.

EDC completed the review and update of its Transparency and Disclosure Policy to reflect a more open, clear and responsive approach and to align with stakeholder needs. In keeping with our policy commitments, we’ve included information in this report on the number of financing transactions and companies turned down because of their ESG risks (page 49). This was one of the pieces of information that interested Canadians have often told us is important to them, and we heard it again in 2020 in our first-ever, formal engagement sessions between EDC executives and representatives of civil society organizations.

Finally, of significant importance has been our work to formalize our ESG strategy, which is aligned with EDC’s 2030 corporate strategy. Through our ESG strategy objectives, we are actively integrating ESG principles across the corporation so that we can clearly demonstrate how EDC is evolving its approach to environmental, social and governance principles and how we reflect them in our work with customers. The strategy is not just about our current suite of policies and processes, but about how we are building new sustainable products and services, how we engage with our customers and stakeholders, and how we promote sustainable financial products as a key to building a resilient economy. We will be looking to provide more proactive support to our customers through the development of strong ESG frameworks to support their resiliency, meet standards and set them up for success as exporters looking to expand into more diverse and challenging global markets. Our ESG strategy builds on our strong foundation in ESG and sets us up to develop our expertise further as we seek to be a role model and leader in supporting our partners and customers.

We feel that we’ve made great strides in 2020 but know that we must improve if we are to give Canadian companies the support they need to succeed in ever-changing international markets. EDC’s 2030 Strategy puts ESG principles at the core of our corporate decisions. They will not only dictate how we operate but will be part of our value proposition to the companies we support across all segments and sectors. We firmly believe that this is key to EDC’s – and our customers’ – long-term sustainability. I look forward to reporting back on our progress.

EDC 2020 Annual Report | About EDC | 9

PERFORMANCE AGAINST OBJECTIVES

Business measures		2020	2020 Plan	2019	% Change

Customers served	Not met	24,305	25,000–30,000	16,807	45%

Business facilitated ($B)	Not met	102.3	105.8	102.6	0%

Micro, small and medium-sized customers – financial transactions		9,849	n/a	7,525	31%

Customer-related measure		2020	2020 Plan	2019

Net Promoter Score	Target met	72.5	63.0–71.0	69.5

Financial measure		2020	2020 Plan	2019

Productivity ratio (%)	Target met	33.6	32–36	36.4

BUSINESS FACILITATED

Through our range of financial solutions, we supported $102.3 billion in exports, foreign investment and trade development activities in 2020. This included $23.7 billion in business facilitated in emerging markets compared to $28.4 billion in 2019.

Our insurance program helped over 7,600 customers close approximately $81 billion in export sales with almost 101,000 buyers located around the world. More than 72 per cent of this business was credit insurance, which helps companies mitigate credit risk and leverage their receivables with financial institutions to unlock more short-term financing. This insurance helps companies go, grow and succeed by allowing them to conduct business in markets with more risk than they would normally operate in.

In addition, our financing activities delivered more than $21 billion in new financing to Canadian customers and their foreign trading partners. We earned $1.9 billion in loan revenue and guarantee fees, which was slightly lower than in 2019 mainly due to lower interest rates.

Financial customers served by geographic market

Business facilitated by geographic market ($ in millions) Business facilitated by industry sector ($ in millions)

EDC 2020 Annual Report | About EDC | 10

PERFORMANCE AGAINST OBJECTIVES

MICRO, SMALL AND MEDIUM-SIZED

CUSTOMERS – FINANCIAL TRANSACTIONS

Small and medium-sized enterprises (SMEs) are key contributors to economic growth, innovation and new job creation. They are also a key feature of Canada’s trade landscape. Accordingly, EDC continues to place a strong emphasis on supporting SMEs with their trade activities in countries around the world. We accomplish this through our financing and insurance solutions, as well as by leveraging our relationships with foreign buyers to encourage the purchase of Canadian goods and services and to introduce SMEs into their supply chains.

To track our efforts, we look at the number of insurance and financing transactions that occur with our micro (one to nine employees), small (10 to 99 employees) and medium-sized (100 to 499 employees) customers in a calendar year.(1) This measure includes acquiring new customers, retaining existing customers and supporting customers with multiple financial products.

In 2020, we facilitated 9,849 transactions, which included 3,120 transactions with micro customers; 4,889 transactions with small customers; and 1,840 transactions with medium-sized customers. The number of financial transactions increased from 7,525 in the previous year. Year-over-year growth reflected the business environment in 2020 and EDC’s introduction of new programs in support of Canadian businesses during the crisis.

Increased market and currency volatility, heightened risks and greater uncertainty led to more demand for EDC’s trade finance products – in particular, our insurance products. In addition, EDC introduced products like the Business Credit Availability Program Guarantee, which was designed to increase access to credit for SMEs, as part of the Government of Canada’s COVID-19 economic response plan.

(1)	If the number of employees is unavailable, we revert to annual sales.

Micro/small/medium financial transactions by industry (number of transactions)

Micro customers served (financial transactions)

Small customers served (financial transactions)

Medium-sized customers served (financial transactions)

EDC 2020 Annual Report | About EDC | 11

CUSTOMERS SERVED

The customers served measure reflects EDC’s focus on helping more Canadian companies. Heading into 2020, we had a number of initiatives in place to help drive us to 30,000 customers – a key objective for the year. However, this all changed in March when COVID-19 hit. In a matter of days, we assumed our role as a key partner in Canada’s COVID-19 response team, providing much-needed risk capacity and liquidity to Canadian businesses. EDC shifted priorities quickly to respond to the economic crisis with financial solutions and expert knowledge for companies exporting or operating domestically. We witnessed significant demand for our financial and knowledge solutions, resulting in 24,305 customers served in 2020 – up by 45 per cent from 2019, when we served 16,807 customers.

Although shy of the ambitious goal of 25,000–30,000 customers, the year-end result represents significant growth and the organization’s ability to pivot to help Canadian businesses survive – and in some cases thrive – through the COVID-19 crisis. More than 12,200 customers purchased one of EDC’s financial products, which is an increase of 35 per cent over 2019. Included in these customers were approximately 2,870 Canadian companies that used both financial and knowledge products. On top of the 12,200, an additional 14,970 Canadian companies used at least one of EDC’s knowledge products, which was up 92 per cent compared to 2019.

The customers served measure is the number of unique companies EDC transacts with over a calendar year. We consider a customer to be one that provides EDC with either financial payment or, in the case of certain knowledge products, information on their company that goes beyond publicly available information. EDC’s knowledge solutions serve the needs of many companies, particularly small companies that are looking for early-stage exporting information to help them make more informed business decisions.

NET PROMOTER SCORE

The Net Promoter Score (NPS) is the measure against which EDC evaluates customer satisfaction and loyalty. It measures the likelihood that our customers would recommend EDC to business colleagues, and provides insight on how well we are meeting our customers’ needs and delivering on their expectations.

EDC’s score of 72.5 is three points higher than in 2019 and reflects customers’ appreciation of EDC’s pandemic support and attention to their needs.

PRODUCTIVITY RATIO

The Productivity Ratio (PR), the ratio of administrative expenses to net revenue, captures how well we use our resources and ultimately how we manage our costs. In 2020, our PR was 33.6 per cent, which was within our target range of 32 to 36 per cent. This means that 33.6 cents of every dollar that we earn goes toward our expenses, with the remaining 66.4 cents available to grow our capital base and support our loan and insurance portfolios.

The PR in 2020 was more favourable than the 2019 PR of 36.4 per cent as a result of increased realized gains in our marketable securities and investment portfolios. This was partially offset by an increase in our administrative expenses due to an increase in human resources costs resulting from the additional resources required to deliver on COVID-19 initiatives as well as higher pension-related costs.

EDC 2020 Annual Report | About EDC | 12

ESG MEASURES(1)

Environment and people

Ways we support the transition to a low-carbon economy

288

Number of clean technology financial customers

2019: 227 **2018:** 210

$4.55B

Clean technology business facilitated

2019: $2.5B **2018:** $2.1B

$0.14B

Climate finance in developing countries[2]

2019: $0.10B **2018:** $0.23B

1,822

Operational carbon footprint (tonnes CO_2e)

2019: 3,539 **2018:** 3,330

We screen transactions to identify human rights risks

386

transactions underwent human rights risk screenings

2019: 226 **2018:** 207

We met our target for reducing our lending exposure to carbon-intensive sectors three years ahead of schedule[3]

$22.4B
$19.9B
$19.1B
2018
2019
2020

2023 carbon intensity target:

$19.1B

Business integrity

Training and communications on responsible business conduct are an integral part of our culture

43

Number of awareness-raising measures to deter bribery[4]

2019: 4 **2018:** 2

Percentage of relevant employees who received financial crimes training (annual)

2020	100%
2019	100%
2018	100%

100%

Percentage of employees who completed EDC's Code of Conduct training (annual)[5]

2019: 100% **2018:** 100%

100% of new employees received sustainable and responsible business onboarding

2019: 80% **2018:** 62%

100% of new Board members received sustainable and responsible business onboarding

2019: n/a **2018:** 100%

(1) *As part of our evolving approach, we are transitioning from using the term CSR (corporate social responsibility) to using ESG (environmental, social and governance). This change is explained on page 36.*

(2) *Financial support for climate-related transactions in developing countries.*

(4) *Measure in our 2019 Annual Report was "number of financial crimes awareness-raising sessions delivered to EDC customers" and has been redefined to "number of awareness-raising measures to deter bribery". This refers to all measures taken by EDC in the year in relation to the obligations under the Organisation for Economic Co-operation and Development (OECD) Recommendation (section IV, items 1 to 4), including both new measures and sustained measures from prior years.*

(5) *Measure in 2019 Annual Report was "percentage of employees certified on EDC's Code of Conduct (annual)", which has been renamed to "percentage of employees who completed EDC's Code of Conduct training (annual)," which is a more accurate statement.*

EDC 2020 Annual Report | About EDC | 13

ESG MEASURES

Our workplace

We stand for inclusion, diversity and equity

53%

of leadership roles held by women overall[1]

47%
52%
53%
2018
2019
2020

30%

visible minorities overall[1]

2019: 20.5% 2018: 19.2%

3%

Indigenous Peoples[1]

2019: 1.2% 2018: 1.4%

7%

persons with disabilities[1]

2019: 2.5% 2018: 2.8%

Our goal is to have our employee population mirror external labour market availability.

BLACKNORTH

Our communities

Meeting the needs of today and tomorrow

2,000

students supported (including scholarships, case competitions, speaking events and HR outreach)[2]

2019: 1,804 2018: 1,174

22

Number of EDC-sponsored employee volunteer days

2019: 62.5 2018: 80.5

Funds typically given to initiatives supported by the EDC–CARE partnership (including advisor placements, project proposal support, memberships, conference/forum participation) were redirected to **CARE Canada's COVID-19 relief work in Cuba and Zambia**.

Empowering women and supporting small business

$2.83B

Women-owned and -led business facilitated (cumulative)[3]

$790M
$1.69B
$2.83B
2018
2019
2020

887

women-owned and -led customers acquired (cumulative)[3]

2019: 439 2018: 191

1,052

women-owned and -led unique customers served (cumulative)[3]

2019: 629 2018: 381

920

women-owned and -led businesses served with knowledge, connections and financial solutions in 2020[3]

2019: 566 2018: 381

13,904

Number of small business customers served

2019: 11,925 2018: 8,801

(2) This measure has been renamed from "number of students supported" to "number of students supported (including scholarships, case competitions, speaking events and HR outreach)" to provide additional context.

(3) Prior year numbers have been restated to reflect improved identification and reporting capabilities of women-owned and women-led businesses, which have enabled EDC to more accurately reflect the number of businesses served.

EDC 2020 Annual Report | About EDC | 14

REGIONAL HIGHLIGHTS

In a year where business was anything but usual, our international teams pivoted to support EDC’s domestic COVID-19 response efforts. Business activity was affected to varying degrees across geographies and sectors. The most common feature was how resilient our portfolio of international relationships proved to be through the pandemic.

Canadian exporters looked to EDC for regional insights to help them make sense of what was taking shape outside of Canada and where there might be emerging opportunities. Our international teams responded by providing content for various webinars, blogs and other channels directed at the Canadian exporter audience.

For example, in Turkey EDC delivered four webinars attended by 179 participants in total to raise awareness of the Turkish market and to introduce project pipelines of key Turkish companies. EDC also facilitated 60 promotions and 16 introductions of Canadian companies to Turkish engineering, procurement and construction companies.

Security of supply chains emerged as a theme. We saw several large foreign corporations deploy early payment programs to secure their supply chains and ensure business continuity. Our international team maintained its established regional relationships and made sure that international companies and partners understood that EDC was there to support Canadian supply chains that were important to them.

Not surprisingly, EDC’s support for agricultural commodities continued to be relevant, as Canada benefits from a strong brand in the agri-food sector. In support of exports to China, Japan and South Korea, we provided $1.3 billion of credit insurance to Canadian exporters.

The resilience of major Canadian investors and exporters was reflected in the international activity we supported. Canadian pension plans, in particular, were looking to deploy assets and diversify into the world’s fastest-growing regions. EDC’s support was especially valuable in the renewable energy sector. For example, we committed our participation to the development of a 605 MW offshore wind farm in Taiwan, EDC’s first such project in this market. Similarly, EDC signed its first sustainability-linked loan in Chile, tying interest rates to fixed sustainability performance targets such as the reduction of greenhouse gas (GHG) emissions, and thereby furthering our commitment to integrating climate change considerations into our business decisions.

EDC 2020 Annual Report | About EDC | 15

ABOUT THIS REPORT

This is EDC’s third integrated annual report, covering both our financial and non-financial priorities. The report covers business activities for the 2020 calendar year at all EDC operations across Canada and around the world.

GRI SUSTAINABILITY

REPORTING STANDARDS

The ESG-related content in this report is based on the findings of our 2017 materiality assessment, which was conducted based on the recommended approach from the Global Reporting Initiative (GRI) Sustainability Reporting Standards. This report has been prepared in accordance with the GRI Standards: Core option. The GRI Standards Content Index, reviewed by the GRI, is available for download on our website (see Downloads).

ADDITIONAL COMMITMENTS

This report also helps to demonstrate EDC’s commitment to the UN Global Compact through its alignment with the Sustainable Development Goals (SDGs), which are a key component of our ESG strategic framework, as well as our commitments to taking action on climate change through our response to the Task Force on Climate-related Financial Disclosures and to being transparent about our human rights performance through our Human Rights Disclosure.

ESG LIMITED ASSURANCE

Each year, we undertake a limited assurance exercise using the services of an independent third-party auditor; for this report, we used PwC. This exercise not only provides stakeholders with insight into the reliability of key quantitative indicators used in this report, but also helps us better manage how we collect this data and measure our achievements.

We select indicators based on a number of criteria, such as the need to improve our management processes, and areas where there is stakeholder interest. This year, we decided to assure indicators reflecting four material ESG areas of our performance:

•	The number of transactions that underwent human rights risk screenings

•	Our climate finance in developing countries

•	The number of transactions and customer onboarding reviews that underwent financial crimes enhanced due diligence

•	Equivalent number of Canadian jobs supported by the total value of exports and investments facilitated by EDC

We have used to indicate assured information. The statement from our assurer is available on our website.

FINDEV CANADA

ANNUAL REPORT

Having been entrusted by the Government of Canada to create a Canadian Development Finance Institution (DFI), EDC launched FinDev Canada, a wholly owned subsidiary. Visit findevcanada.ca for more information, including FinDev Canada’s annual report, which includes highlights of FinDev Canada’s business activities. FinDev Canada’s financial results have been consolidated in the Financial Review section of this report.

YOUR FEEDBACK

We’d like to hear your thoughts on our report. Please share them directly via email to ExternalComms@edc.ca.

DOWNLOADS/PDF

APPENDIX ITEMS

EDC 2020 Climate-Related Disclosure

EDC 2020 Human Rights Disclosure

2020 ESG Agreements

2020 ESG Accountabilities

2020 GRI Content Index

Assurance Statement

EDC 2020 Annual Report  |  About EDC  |   16

STEPPING UP FOR CANADA

From the onset of the COVID-19 pandemic, EDC began working alongside its federal partners, including the Business Development Bank of Canada and Canadian financial institutions, providing support to exporting and – following the Government of Canada's decision to temporarily expand EDC's mandate – non-exporting companies. EDC's role in the economic response to the crisis has been critical, and we are proud to be part of the Team Canada approach to survival and eventual financial recovery.

EDC's goal throughout has been to act swiftly and effectively, helping the highest possible number of Canadian businesses operating domestically and internationally. As we work through the stages of the crisis, EDC will continue to adapt its liquidity and insurance programs to maximize the breadth and depth of support for Canadians.

EDC 2020 Annual Report  |  Stepping Up for Canada  |   17

OUR VISION AND STRATEGY

While 2020 for EDC will largely be defined by our COVID-19 response, it also marked the launch of a new vision and strategy aimed at helping Canada regain its standing as a leader in international trade by 2030.

Our 2030 Strategy picks up where our five-year strategy ended. Our former strategy set bold objectives for growing our customer base and revenue, as a way of bringing the benefits of exporting to more Canadians. We’re proud of our accomplishments over those five years. Most notably, after having averaged about 7,500 customers a year in the decade leading up to 2016, we more than tripled that number, serving over 24,000 companies in 2020. These efforts built our profile within the Canadian financial system and raised awareness of EDC among partners and companies of all sizes.

As we look to the future, we know we’ll be dealing with a very different world: one that needs to not only rebuild after the pandemic, but also address issues of social inequality that were exposed and amplified in 2020, tackle the challenges of climate change, and find sustainable ways of doing business. Business as usual won’t be good enough to solve these challenges.

As Canada’s export credit agency, we’re also very aware of Canada’s trade challenges. While international trade is critical to Canada’s prosperity – accounting for nearly two-thirds of our national economy – our country’s relative trade performance is declining. Our share of global exports has fallen from more than 4 per cent in 2000 to 2.3 per cent in 2018, resulting in unrealized trade potential of more than $150 billion annually for Canadian exporters.

Our 2030 Strategy aims to turn things around. It’s intended to make an impact that truly matters to Canadians and to Canada’s trade competitiveness – like helping businesses grow their trade revenues and diversify their trade, or spurring clean business models, or increasing the number of inclusive and diverse-owned businesses that are exporting.

EDC 2020 Annual Report | Stepping Up for Canada | 18

OUR VISION AND STRATEGY

EDC’s journey to impact

2016

7,150
customers served

$1.50B
net revenue

2016–2020 STRATEGY

VISION

Be the leader in helping Canadian companies go, grow and succeed internationally.

Emphasis on **"go"** – encouraging and equipping more Canadian companies to start exporting.

Substantially strengthened our risk management framework, policies and practices.

Reduced our legacy technology risk by moving our portfolio of credit insurance customers onto a new underwriting platform and portal.

Began offering online knowledge products – webinars, digital services, reports and advice – to help remove the non-financial barriers preventing SMEs and new exporters from engaging in trade.

Launched an ESG strategic framework and reshaped key policies that govern our environmental and social risk management practices, including how we manage climate change and human rights–related issues.

Became a strong advocate for Canadian women-owned and -led businesses.

Cemented our position as the largest provider of financial solutions for Canadian cleantech companies looking to export.

STRATEGIC PRIORITIES

- Lead with our values.
- Tailor our offerings to customer segments, while prioritizing medium-sized companies to drive the greatest impact on Canadian trade.
- Focus on key sectors of the future.
- Measure our success by our customers' success and our impact on Canada.

2020

24,305
customers served

$1.62B
net revenue

240%
increase in customers served from 2016 to 2020

2020–2030 STRATEGY

VISION

By 2030, Canada has regained its standing as a leader in international trade, building a better and stronger economic future for all Canadians.

Emphasis on **improving** Canada's trade competitiveness and thereby creating a better future for Canadians.

EDC 2020 Annual Report | Stepping Up for Canada | 19

OUR 2030 STRATEGY

A summary of our 2030 Strategy is posted on our website. Here are three key features:

We will focus more on high-potential, medium-sized companies while continuing to serve the micro, small and large segments in ways that best suit their needs. The medium segment represents more than $7.5 billion per year in untapped trade potential and punches far above its weight in terms of impact on Canadian trade performance.

These companies have already proven they can grow. Many are developing future-forward solutions needed in both new and traditional industries. We want to help accelerate their growth and, in so doing, also scale up high-potential sectors to support Canada’s future trade competitiveness. This will help create new global champions to boost Canadian trade.

We aim to build our expertise in sectors where we expect the most growth in the future. We’ve identified four focus sectors: agri-food, clean technologies, advanced manufacturing and digital industries. Along with them, we’ll focus on resources of the future, by which we mean advanced and clean technologies developed in Canada’s resource sector that are highly sought-after by global resource companies in support of their clean-energy transitions.

We believe that good business and good trade can contribute to a better Canada and a better world, and will put sound ESG principles at the core of our corporate decisions. They will not only dictate how we operate, but will be part of our value proposition to the companies we support across all segments and sectors. We know that ESG is the key to EDC’s long-term sustainability as an organization – and to Canada’s long-term economic sustainability – so it will be central to everything we do.

EDC 2020 Annual Report | Stepping Up for Canada | 20

THE TRADE ENVIRONMENT

While the pandemic highlighted new areas of trade risk and opportunity for Canadian businesses, it has also accelerated trends that were already shaping the global economy and Canada’s trade performance prior to the crisis.

TECHNOLOGY

The pandemic has accelerated the move to digitization and e-commerce and is likely to have a lasting impact on the future of work. Sectors like finance, manufacturing, retail, agriculture and mining had already been looking at more relevant digital offerings enabled by the simplification and automation of internal processes – and the pandemic prompted many companies to expedite planned launches. It also heightened customers’ expectations and needs for online commercial banking and insurance services.

CHANGES IN GLOBAL TRADE

Prior to the pandemic, innovations in industrial technology, new regulations and evolving consumer demands were driving changes in global production. A new trade paradigm had emerged, in which countries no longer specialized in industries, but in specific tasks along the value chain. This shift saw many emerging markets capture more labour-intensive manufacturing tasks and standardized services. We also saw a sharp rise in protectionism and an erosion in rules-based trade. These developments have had profound implications for Canada.

The pandemic renewed calls for on-shoring as a way of maintaining supply, while protectionism continued to challenge the principles of free, fair and open trade. Post-COVID trends are expected to focus on regional supply chains and strategic sectors such as critical infrastructure, medicines/medical devices, and information and communication technologies. Governments and the private sector will focus on ways to build resilience and agility.

COVID-19 POLICY RESPONSE

The pandemic led to unusual unanimity around a full-scale approach to fighting the economic downturn. Many countries announced extraordinary fiscal measures, and major central banks helped ease liquidity conditions via interest rate cuts and other unconventional monetary policy tools.

A run-up in public debt threatens to crowd out private sector spending, which could act as a drag on growth for years to come. The pledge of monetary officials to do whatever it takes has had an immediate and noticeable impact on asset pricing, raising the possibility of another correction should risk appetite waver.

ESG TRENDS

While attention to ESG issues like climate change, human rights and corruption had been rising for the past number of years, COVID-19 brought into sharp relief the interconnectedness of people and nature, and the vulnerabilities and inequities in our systems and institutions. As the world recovers from the pandemic, there’s growing momentum to build back better – to build greener, more inclusive and sustainable economies and societies that are more resilient in the face of environmental and social challenges. Along with it, expectations for responsible business conduct are rising around the world.

EDC 2020 Annual Report | Stepping Up for Canada | 21

NEW AND NOTEWORTHY PROGRAMS

The Government of Canada’s decision to grant EDC an expanded mandate enabled us to leverage our full suite of tools in support of exporting and non-exporting companies. This means that along with helping Canadian companies take on the world, diversify their markets and grow their revenues, we’re providing risk expertise to support all Canadian companies for the benefit of all Canadians. As the COVID-19 pandemic has evolved, so has our response.

One of our first steps was to make temporary changes to our existing financing, bank guarantee and credit insurance programs. Aimed at helping companies weather the toughest impacts of COVID-19, the measures included deferred payment schedules, increased lending caps, faster approval processes, extended claims windows, increased risk tolerance and expanded domestic support.

Beyond our core business lines, we collaborated on the design and delivery of two key Team Canada programs: the Business Credit Availability Program and the Canada Emergency Business Account.

BUSINESS CREDIT AVAILABILITY PROGRAM GUARANTEE

In March, the Government of Canada launched the Business Credit Availability Program, committing significant funds to support Canadian businesses facing financial hardship as a result of the pandemic. Through this program, EDC and BDC work together with the federal government and private sector lenders to increase financing to support the business operations of Canadian companies.

Geared to small and medium-sized companies, the EDC BCAP Guarantee is a risk-sharing arrangement with Canadian financial institutions that enables them to provide additional financing to Canadian businesses affected by the COVID-19 pandemic. We provide a guarantee to the customer’s financial institution for the majority of funds borrowed through a new operating line of credit or new term loan. This product supports loans of up to $6.25 million with an 80 per cent guarantee from EDC.

Expansion of EDC BCAP Guarantees for medium-to-larger- sized companies, representing $850 million by year-end 2020.

A later expansion of the EDC BCAP Guarantee was developed for medium-to-larger-sized companies with greater financing needs. The BCAP Guarantee – Mid-Market product supports loans of between $12.5 million and $80 million with a 75 per cent guarantee from EDC.

With BDC offering a similar BCAP co-lending program with financial institutions and having more recently introduced the Highly Affected Sectors Credit Availability Program (HASCAP), we are working closely with BDC and our partners to ensure that the various programs are aligned and meet companies’ needs.

BUSINESS CREDIT AVAILABILITY PROGRAM

FOR OIL AND GAS

Canada’s energy sector employs more than 200,000 people in Canada and contributes 7.5 per cent to the national GDP. Recognizing the considerable strain on Canada’s oil and gas (O&G) sector resulting from the global pandemic, low oil prices and market volatility, we announced in April that we were increasing our financial capacity to support Canada’s small and medium-sized O&G exploration and production companies.

This added capacity is available to eligible companies so that they can access the liquidity they need to keep their operations running and support their employees during the crisis.

We provide our support through various financing and insurance products, including direct loans under the BCAP Reserve Based Lending (BCAP-RBL) program, and risk sharing solutions under EDC bonding and credit insurance products.

We see our work with the O&G sector as an opportunity to support the transition to a low-carbon future and assist our customers along the way. As a first step, and in keeping with EDC’s commitment to addressing the climate change challenge, we require that companies receiving support through the BCAP-RBL program publish a climate-related disclosure report consistent with the recommendations of the Task Force on Climate-related Financial Disclosures within one year of receiving the financing.

EDC 2020 Annual Report | Stepping Up for Canada | 23

NEW AND NOTEWORTHY PROGRAMS

At December 31, 2020:

EDC had approved 7 applications under the BCAP-RBL program, with RBL direct lending amounts of $273 million.

Our bonding program had completed 46 transactions with a combined credit limit of $889 million.

Our credit insurance program had completed 46 transactions with a combined credit limit of $113 million.

INVESTMENT MATCHING PROGRAM

EDC’s Investment Matching Program was designed to help Canadian companies execute on their commercialization and growth plans, at a time when many SMEs were having difficulty closing their fundraising.

Under the program, we match institutional private sector venture capital investments of up to $5 million under the same terms as the private sector investors. The program operates at the pace of business, with commitments issued within five to 10 business days of receipt of an application, and has enabled us to provide much-needed support to this segment during the COVID-19 crisis.

Closed deals in EDC’s Investment Matching Program

(as of December 31, 2020)

BRITISH COLUMBIA
8
ALBERTA
3
SASKATCHEWAN
2
MANITOBA
1
ONTARIO
21
QUEBEC
19
NEW BRUNSWICK
1
NEWFOUNDLAND AND LABRADOR
1

56 deals closed

for **$125 million** in commitments by December 31, 2020

~45%

of the investment matching funds went to **cleantech** or to **women-owned or -led businesses**

EDC 2020 Annual Report | Stepping Up for Canada | 24

CANADA EMERGENCY BUSINESS ACCOUNT

Through the collaborative efforts of EDC and public and private sector stakeholders, working around the clock for 12 days, CEBA moved from an idea to an accessible COVID-19 support program on April 9, 2020. Financial support through this program is intended to cover non-deferrable expenses such as payroll, rent, insurance and utilities, with a portion eligible for loan forgiveness.

Each Team Canada partner has had a supporting role in the delivery of CEBA. While more than 220 Canadian financial institutions lead the delivery of the CEBA loans to Canadian businesses, EDC administers the program on behalf of the Government of Canada. EDC manages all aspects, including the design and ongoing enhancements as requested by the Government to expand eligibility criteria. These enhancements involve working closely with partners, and updating program elements, tools and resources available to applicants. The program remains accessible until June 30, 2021.

CEBA delivered more than

$38.4 billion through more than

220 financial institutions, providing

essential liquidity to more than

800,000 companies, between April 9

and December 31, 2020.

EDC 2020 Annual Report | Stepping Up for Canada | 25

DIGITAL SOLUTIONS

Digital innovation has played a leading role in meeting our customers’ needs over the past several years. The launch of Knowledge Services in 2017 spurred investments in platforms and solutions that were “digital first” and designed to offer Canadian SMEs fast, innovative and easy-to-access solutions.

When COVID-19 struck, we were well prepared; our earlier investments in digital platforms and technologies equipped us to respond quickly with a variety of customer-centric solutions. These included, for example, a web-based triage tool to point Canadian companies to COVID-19 resources available across our own and other government organizations, which helped route 19,000 unique users to the right solution. We also deployed our first app for Shopify merchants, integrating trade expertise directly into merchants’ Shopify stores with answers to questions about duties and taxes, shipping, and regulatory requirements among other things.

When it became clear that businesses were looking for additional information to help them through the pandemic, we postponed all planned 2020 webinar topics to address their needs. Offered live and on-demand, EDC webinars provided invaluable insights from subject matter experts, industry and market specialists and business leaders – all for free to Canadian companies. The new COVID-19 related lineup covered topics such as navigating the unknown, learning how to switch to e-commerce and preparing for economic recovery. Our April webinar, which helped companies learn about pandemic-related financial relief and other programs available to them, topped all webinar attendance records with approximately 6,600 registrants.

In addition to webinars, we evolved our MyEDC Knowledge Subscription products to help companies access emergency knowledge and pivot their businesses to address the crisis. This included expanding our Export Help Hub to digitally answer hot questions related to financial support, how to tap into demand for personal protective equipment (PPE), how to grow in new markets when trade shows were being cancelled and how to manage new, emerging risks. We expanded our Company InSight product to help companies de-risk their buyer and supply-chain relationships with background reports, and launched a Business Pivot Playbook so that companies could pivot their strategies to not only survive but also identify opportunities emerging from the crisis. Lastly, through our collaboration with the Forum for International Trade Training, we added a practical “lite-learning” series to help companies negotiate contracts, navigate shipping and logistic challenges, and manage tightening cash flow.

Altogether, Canadian companies were able to access our webinars, digital services, rich content and reports through a free MyEDC account and subscription. In 2020, more than 22,000 people became MyEDC subscribers, of which 16,000 were from Canadian SMEs, a telling sign of their thirst for knowledge.

EDC 2020 Annual Report | Stepping Up for Canada | 26

PARTNERSHIPS AND COLLABORATION

The COVID-19 pandemic underscored the importance for partnership and collaboration with the Canadian financial sector, federal and provincial departments, stakeholder groups, the private sector and Canadian companies, to respond and adapt to the economic challenges.

Of note, our partnerships with Canadian financial institutions (FI) enabled us to bring new products to market in record time, including the Business Credit Availability Program Guarantees. We added new FI partners and deepened relationships with existing ones, providing new opportunities for EDC to add risk capacity to the market and help more Canadian companies.

KEY FEDERAL PARTNERS

As part of a Team Canada approach, we’ve established strategic alliances with Crown corporations whose services are complementary to ours. They include:

Business Development Bank of Canada (BDC)

BDC supports small and medium-sized Canadian businesses with money and advice. Our alliance with BDC enables both organizations to leverage our respective areas of expertise to better support Canadian companies throughout their growth journey. This was truer than ever in 2020, as we worked closely with BDC to deliver the Business Credit Availability Program.

Trade Commissioner Service (TCS)

The TCS helps companies sell their products and services outside Canada by connecting them with its funding and support programs,

international opportunities and its network of trade commissioners in more than 160 cities worldwide. We collaborate with the TCS on training for Canadian companies and cross-refer prospective clients. EDC’s Export Help team referred TCS services to 518 Canadian companies in 2020.

Farm Credit Canada (FCC)

FCC is Canada’s leading agriculture and food lender. To increase financial support to exporting agri-food customers, we partnered with FCC in deploying our Export Guarantee Program. Together with FCC and the TCS, EDC also provided a Winnipeg-based agri-food company with the support it needed to build a world-class, made-to-order facility for extracting food-grade canola and pea protein for the global food and beverage industry.

2020 highlights

233 Partnered

with 233 banks and

credit unions to deliver

the CEBA program

142 Onboarded

142 financial institutions

to deliver the EDC BCAP

Guarantee program,

more than 60 of which

were new partnerships

First Our

very first EDC BCAP

Guarantee transaction

was completed with

First Nations Bank

in Yukon

EDC 2020 Annual Report | Stepping Up for Canada | 27

Merit
Merit
Merit

SUCCESS STORY

Partnering with FCC to support a game-changing Canadian company

Winnipeg's Merit Functional Foods wanted to build a world-class, made-to-order facility with a specialized purpose: to extract food-grade canola and pea protein for the global food and beverage industry.

Recognizing the company's potential, Farm Credit Canada (FCC) – Canada's financial Crown corporation dedicated to the agriculture sector – committed $25 million in financing to the project. But FCC knew that Merit would need a more substantial package of support to get the facility built.

So FCC approached EDC. As complementary Crown corporations with similar mandates to grow and develop Canadian companies, EDC and FCC have a long history of collaboration. This spans everything from joint initiatives at the corporate level to casual information sharing between employees on the ground, across Canada. In the case of Merit Functional Foods, EDC was brought into the fold over coffee.

"In the agriculture space, you'd be hard-pressed to find an organization with more knowledge and connections than FCC," says Ralf Miner, EDC's National Accounts Director based in Winnipeg. "With the agriculture sector being so prominent in Manitoba, I meet regularly with my FCC counterpart to discuss the ag-food companies we're working with and how we can leverage each other's services to get them more support. When Merit's project came up in one of those conversations over coffee, I knew we could help."

Like FCC, EDC immediately recognized Merit's unique potential. For starters, the company filled a gap: Canada is great at growing food, but we don't process much of it here, especially not Canadian companies. Merit was going to do this with its new facility, and was going to do it with proprietary technology that is superior to the company's competition in the alternative protein space. In fact, Merit's facility would be the first in the world to extract food-grade canola protein on a commercial scale.

What made Merit even more attractive for EDC was the fact that it is a cleantech company. The company's alternative protein products are derived from plants and are designed to replace animal meat, which is a major contributor to climate change. In supporting Merit, then, EDC would bolster two of its priority sectors – cleantech and agri-food.

With FCC's $25 million in financing already on the table, EDC was able to add its own support to the mix to help bring Merit's facility to fruition:

- $55 million in project financing for the construction of the facility.
- Through the Export Guarantee Program, EDC guaranteed 75 per cent of a $5 million operating line of credit provided to Merit by CIBC, which was one of the conditions for FCC's financing.
- With Merit ordering a significant amount of materials from the U.S. to build the facility, EDC did a US$2.5 million Foreign Exchange Guarantee to help protect the company against losses from currency fluctuations.

With the financial support in place, construction of the new facility is now in full flight. Once it is complete, a promising Canadian food producer and cleantech company will have its launchpad for global success.

EDC 2020 Annual Report  |  Stepping Up for Canada  |   28

INCLUSIVE TRADE

Some segments of the Canadian population – including Black Canadians, Indigenous Peoples, people of colour, the LGBT+ community and women – face unique challenges in the business world. We want to ensure all Canadians, no matter their gender, race, beliefs or heritage, have the same opportunities to dream big, be daring and take on the world.

Our strategies tailored to these groups of exporters are not about giving special treatment, but about creating a level playing field and improving access to, and the relevance of, EDC services so that all businesses can achieve their global potential. While focusing initially on women in trade, we have progressively broadened our scope as we learn about the trade needs and challenges of other groups.

We plan to go even further in 2021, with the creation of an inclusive trade team that combines our Women in Trade and Indigenous business strategies, and will look to provide more holistic and integrated support to diverse and underserved companies.

WOMEN-OWNED AND WOMEN-LED BUSINESSES

EDC offers a variety of solutions and programs to support women exporters at all stages, including at the early stage, where many can stall due to a lack of capital. Since 2018, we have served 1,052 unique women-owned and women-led businesses, facilitating $2.8 billion in trade for them.

The numbers rose significantly in 2020 with the expansion of EDC’s domestic powers, the addition of COVID-19 support programs, and our improved ability to enable women-owned and women-led businesses to self-identify when registering with EDC.

We stayed closely connected to the market during the year through virtual speaking engagements, webinars and updates to our Women in Trade website. Our primary focus was on ensuring that women knew about the financial relief and support programs available to them, and that they were indeed accessing them.

We continued to execute on our successful Women in Trade Investment Program, which has made $100 million available to provide equity growth capital to women-owned and women-led companies that are scaling up or to female-led venture capital funds.

As a result of these actions, we exceeded our 2023 targets related to customers served and business facilitated by the end of 2020, and will set new targets in 2021. As the pandemic wears on, and exacts a disproportionate economic and social toll on women, we know that our support is more important than ever.

2020 highlights

16% of Investment Matching Program funds were committed to women- owned and -led businesses (27% of transactions)	17% of EDC BCAP Guarantees were signed for women-owned and -led businesses	$43M of the $100 million Women in Trade Investment Program fund was committed to women-owned and -led businesses or female- led venture capital funds

EDC 2020 Annual Report | Stepping Up for Canada | 29

INCLUSIVE TRADE

INDIGENOUS EXPORTERS

Having appointed a national lead for Indigenous exporters in 2019, we embarked on a strategy in 2020 to build lasting partnerships with Canada’s Indigenous community and accelerate the international success of Indigenous companies.

Composed of three groups – First Nations, Métis and Inuit – Indigenous-owned companies contribute more than $30 billion annually to Canada’s economy. And they do so despite distinct challenges, many of which are a direct result of institutional and systemic biases. One of the main issues is lack of access to working capital, which is exactly where EDC can help, both directly and through our relationships with financial institutions and government partners. Another issue highlighted by most Indigenous business organizations is insufficient access to trade knowledge, which we can address through our knowledge services.

Our top priority in 2020 was to foster relationships with Indigenous business stakeholders, including Indigenous business associations, government agencies, Band Council officials and financial institutions, to introduce them to EDC and form partnerships. From this, we established partnerships with four key Indigenous business organizations:

•	Canadian Council for Aboriginal Business (CCAB), which builds connections between Aboriginal and non-Aboriginal peoples and businesses

•	National Aboriginal Capital Corporations Association (NACCA), a network of 58 Aboriginal financial institutions

•	Indigenous Tourism Association of Canada (ITAC)

•	Cando (Council for the Advancement of Native Development Officers), a national Indigenous organization involved in community economic development

These partnerships resulted in a number of Indigenous companies being referred to EDC’s financial and trade knowledge solutions. We also participated in virtual conferences and webinars held by each of these organizations.

Other high-impact activities included a three-part blog series on the edc.ca website, which was aimed at raising awareness and understanding of the burgeoning Indigenous business community, and three webinars promoting federal government and EDC COVID-19 assistance programs to Indigenous businesses. We saw it as a good sign that EDC’s first BCAP Guarantee transaction was completed in partnership with First Nations Bank in Yukon.

2020 highlights

77 Indigenous business customers served

$119.3M in trade facilitated

25 BCAP Guarantees, accounting for 3.2% of the BCAP program and providing $28 million to Indigenous businesses

EDC 2020 Annual Report | Stepping Up for Canada | 30

INCLUSIVE TRADE

Supplier diversity

Supplier diversity programs can help fuel growth for diverse companies by encouraging buyers to proactively seek out those companies for procurement opportunities.

In 2020, as part of our work to develop our own supplier diversity program, EDC became a full corporate member of Women Business Enterprises Canada (WBE Canada), WEConnect International, CGLCC and the CCAB, each of which is recognized for certifying diverse-owned businesses. In practical terms, this means that when a procurement opportunity arises, we'll be able to engage with the certified diverse businesses listed with these organizations.

LGBT+ OWNED BUSINESSES

Through our partnership with the Canadian Gay & Lesbian Chamber of Commerce (CGLCC), the sole body in Canada that can certify a company as an LGBT+ enterprise, we aim to deepen our understanding of the challenges facing this business community so that we can help remove barriers and provide meaningful support.

While the pandemic limited activities in 2020, EDC nevertheless delivered the opening economic outlook at CGLCC’s week-long virtual Global Business Summit & Supplier Diversity Forum, which attracted 800 participants from more than 27 countries, and we participated in CGLCC’s virtual Black & White Gala.

EDC 2020 Annual Report | Stepping Up for Canada | 31

CREATING TRADE OPPORTUNITIES

Through its business connections program, EDC leverages its international network and relationships to create trade opportunities for Canadian companies that meet foreign buyers’ needs or can solve their business challenges. Through our relationships with these buyers, we help Canadian businesses connect to key decision makers and navigate complex international companies more quickly than they could on their own.

While our connection activities have usually been in-person events, the pandemic prompted us to pivot and, in so doing, offered insight into new dimensions of value that we can provide to Canadian companies going forward.

We brought our whole connections program online, replacing person-to-person introductions between representatives of Canadian companies and foreign buyers with virtual ones. We launched live Q&A sessions and webinars at which international buyers discussed their business, challenges and procurement practices and opportunities with groups of prospective Canadian suppliers. For example, a four-part series on Turkey as an export market included an introduction to Turkey and presentations by three different Turkish companies open to procuring from Canadian companies.

Our newly launched industry crosscut series showcased best-in-class Canadian technology companies offering solutions that transcend traditional vertical industries. The first series featured three companies developing predictive maintenance technology, each of which delivered a focused presentation and answered questions. Sixteen international companies listened in on one or all three of the presentations.

Similarly, we created a PPE task force to initiate discussions between EDC’s connection financing clients (select international companies to which we’ve made an untied financing commitment in return for meeting with Canadian suppliers) and Canadian exporters. With many Canadian businesses pivoting to make and sell PPE, we saw an opportunity to promote their innovations to large industrial companies looking for early COVID-19 prevention/detection technologies such as protective barriers, employee temperature monitoring software, or sanitation or remote care solutions.

EDC 2020 Annual Report | Stepping Up for Canada | 32

ENABLING OUR SUCCESS

Strong risk management practices and advanced digital capabilities enabled our strong and nimble response to the needs of Canadian businesses in 2020 and will be equally important for delivering our 2030 Strategy.

RISK MANAGEMENT

As Canada’s export credit agency, EDC is in the business of taking risk; it’s through the assumption of risk that we’re able to help Canadian companies take on the world. Our global business activities expose us to a wide variety of risks – financial, operational, strategic and ESG – across a diverse economic and political landscape. As we pursue new business opportunities, we must be vigilant in our efforts to identify and anticipate risks and manage them prudently – so as to protect our business, our reputation and the Canadian exporters we serve.

Having embarked on a major enterprise risk management (ERM) transformation in 2015, we continue to mature our risk management practices and embed them into our day-to-day operations. For us, ERM isn’t about taking more or less risk but about having a governance system that enables us to manage the risks we do choose to take. This effort involves, among other things, building risk awareness, understanding and foresight throughout our organization.

All employees are engaged in identifying and mitigating risks, and have at least one objective related to risk management in their annual performance plans. We were very pleased with the results of a 2020 pulse survey, which found that 85 per cent of employees felt they understood our risk practices and how these practices applied to them, a 10 per cent improvement over 2019.

This risk management maturity was critical for fulfilling our expanded mandate and providing financial relief to Canadian business during the COVID-19 pandemic. For example, we moved quickly to develop a Crisis Risk Appetite Statement, as a complement to our existing Risk Appetite Statement, which specified where we would and would not take on additional risk – and enabled us to serve more Canadian companies.

PRIMARY RISKS

A key component of our ERM practice is an annual top risk assessment. In 2020, we ran an iterative process with the Executive Management team to identify and rate enterprise risks of greatest concern, considering the financial, reputational, operational, compliance and shareholder impact, as well as the likelihood of occurrence. Information security, privacy and financial crimes were among the top risks, and each of them has an associated mitigation plan, with progress reported to the Board on a quarterly basis.

NON-CREDIT RISKS

Human rights, climate change, environmental, corporate governance and other non-credit related risks can impact the sustainability and reputation of a business, the strength of relationships, and the well-being and integrity of individuals and communities. As an export credit agency, EDC has a responsibility to continuously adopt leading practices to address these types of risks in the business we support. See the Business Integrity
(page 50) and Environment and People (page 51) sections to find out how we do this.

To learn more about EDC’s approach to risk management, see page 109 of our Management’s Discussion and Analysis.

EDC 2020 Annual Report | Stepping Up for Canada | 33

ENABLING OUR SUCCESS

DIGITAL TRANSFORMATION

Digital tools and technologies have played a massive role in helping people to remain connected, businesses to stay afloat and society to function during the COVID-19 pandemic, and many of the changes they spurred will last well beyond the current crisis.

At EDC, our prior investments in digital platforms and technologies equipped us to move swiftly and efficiently when it came to launching new COVID-19 relief programs for struggling Canadian companies and enabling our employees to work from home.

However, we need to go further. Customers’ expectations are evolving rapidly, and we need to advance our digital capabilities accordingly. We set out on this journey in 2020, assessing the technology gaps hindering our current business operations while also defining a five-year digital transformation roadmap to support EDC’s 2030 Strategy. This approach allowed us to start working on immediate priorities – such as replacing outdated legacy systems, increasing infrastructure capacity to enable a better work-from-home experience for employees, fostering agility in our teams, and improving our cybersecurity posture in 2020 – while giving us time to build our future architecture on both the data and application layers.

Our digital roadmap includes plans for greater customer centricity, easy and timely access to data for faster and better decision making, more digitally enabled products and enhanced data exchange capabilities with our partners.

With our employees working from home during the pandemic, we took extra steps to protect our systems and the information in our care:

- Increased cyber training and awareness for Board members and the EDC executive team
- Issued weekly cyber newsletter to EDC leaders and cybersecurity tips to all staff
- Made technology and infrastructure improvements to strengthen email security on EDC and personal mobile devices
- Developed processes to handle confidential information at home, including documents that needed to be shredded
- Reinforced leaders' awareness of EDC's obligations related to privacy laws

EDC 2020 Annual Report | Stepping Up for Canada | 34

STANDING UP FOR PEOPLE AND THE PLANET

We believe that good business and good trade can contribute to a better Canada and a better world – but it will take more than good intentions or *business as usual* to drive progress on many of the deep-rooted social and environmental challenges we face as a society.

That's why EDC is putting sound ESG principles and practices at the core of our corporate decisions. They will not only dictate how we operate but will be part of our value proposition to companies we support across all segments and sectors. We know that good ESG practices are the key to our long-term sustainability as an organization, to the international competitiveness and long-term success of Canadian companies, and to our country's continued prosperity.

EDC 2020 Annual Report  |  Standing Up for People and the Planet  |   35

ESG VISION AND FRAMEWORK

EDC’s mandate – to support and develop Canada’s export trade – gives us an incredible opportunity to be champions of progress and catalysts for change in Canada and around the world.

While we have traditionally approached ESG from a risk mitigation perspective – with strong procedures to identify, assess and manage customers’ environmental, social and financial-crimes related risks – we’re evolving with the world around us. We’ve recognized that long-term success – for ourselves and our customers – is fundamentally tied to the growing imperative of fully integrating ESG into our business and culture. It’s not just about managing risk – it’s also about improving our ESG awareness and using that to help our customers implement strong ESG practices in an international marketplace that increasingly demands them.

Since 2018, our strategic ESG framework has guided our efforts. Each of the framework’s four pillars – Environment and People, Business Integrity, Our Workplace, and Our Communities – has specific priorities and key performance indicators for tracking progress. We’ve also mapped our framework to the six United Nations Sustainable Development Goals that are most relevant to our business and where we can have the greatest impact.

As we embark on the EDC 2030 Strategy, with a new corporate vision and strategic priorities, our ESG vision and framework will evolve to support it. We want to become a leader in defining responsible business conduct and demonstrating best-in-class ESG practices in the financial sector. This will involve, for example, offering knowledge products, finding ways to provide specific technical support to companies, and evolving our portfolio so that it consists of more exporters who embody ESG principles.

From CSR to ESG

Like many organizations, EDC has evolved how we articulate our approach to sustainability over time. Starting over two decades ago, we developed our internal non-credit risk management practices under a banner of CSR (which stands for corporate social responsibility), which broadly underpinned our emerging Environmental and Social Risk Management Policy Framework, compliance approach, community and employee engagement, as well as our consideration of reputational risk.

Today, as we keep pace and seek to lead best practice, we are aligning the way we articulate our approach to responsible business practices through an environmental, social and governance (ESG) lens. While some of our committee names and titles still refer to CSR, EDC is increasingly using the term ESG to describe the full spectrum of our environmental, social, governance and responsible business practices. Over the coming year, we will be fully aligning to that terminology across our corporate ecosystem.

This change is in line with evolving industry practice and reflects the evolution of our approach, from CSR as philanthropy or a “nice to have” to ESG being fundamental to our strategy, culture and sustainability. We now highlight that our corporate strategy is enabled by ESG, the principles and practices of which are embedded across our organization.

EDC 2020 Annual Report | Standing Up for People and the Planet | 36

ESG VISION AND FRAMEWORK

ESG framework

7 AFFORDABLE AND CLEAN ENERGY
13 CLIMATE ACTION
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
5 GENDER EQUALITY
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
17 PARTNERSHIPS FOR THE GOALS
ENVIRONMENT AND PEOPLE
↗ Taking action on climate change risks and opportunities
↗ Respecting human rights
↗ Contributing to our customers' competitiveness by promoting strong E&S performance
BUSINESS INTEGRITY
↗ Implementing a robust approach to combatting financial crimes
↗ Conducting our business with honesty, integrity and transparency
OUR WORKPLACE
↗ Inspiring our workforce
↗ Fostering a diverse workplace and an inclusive culture
↗ Embedding a sustainable and responsible business culture across the organization
OUR COMMUNITIES
↗ Strengthening communities by supporting causes our employees care about
↗ Leveraging our skills and expertise for innovation and positive social impact
ESG at EDC
We work to make Canadian companies internationally recognized AS LEADERS IN SUSTAINABLE AND RESPONSIBLE BUSINESS, giving them the competitive advantage they need to succeed internationally.
EDC VISION

EDC 2020 Annual Report | Standing Up for People and the Planet | 37

ESG VISION AND FRAMEWORK

ESG governance

Board of Directors

Oversees the ESG direction and strategy, referencing the annual Statement of Priorities and Accountabilities provided by the Minister of Small Business, Export Promotion and International Trade and our annual Corporate Plan.

Board Risk Management Committee

Receives quarterly reports on significant ESG developments, including details on transactions received under EDC's Environmental and Social Review Directive. Topics of importance or related to emerging issues are regularly brought to the full Board for awareness and discussion.

Board Business Development and Performance Committee

Internal Audit

Provides independent assurance to the Board and Executive Management team in accordance with EDC's Internal Audit Charter.

CSR Advisory Council

Provides advice to EDC's President and Executive Management team. The Chair of the Board is an Ex Officio member and represents an important linkage between the Council and the Board.

President and CEO

Sets EDC's corporate direction and strategy.

Executive Management Team (including President and CEO)

Plans and executes the ESG strategy.

Risk Management Committee

Provides feedback and advice on the implementation of significant ESG policies (e.g., Climate Change Policy, Human Rights Policy) and initiatives.

Enterprise Strategy Committee

Provides oversight and guidance for all strategic initiatives, decisions and outcomes across the enterprise, including ESG strategy and initiatives.

Chief Business Officer

The ESG discipline is under the direct accountability of the Chief Business Officer, reinforcing the importance of ESG to EDC's lines of business.

Senior Vice-President for Sustainable Business and Enablement

Leads EDC's ESG efforts, strategically aligning activities with the Chief Business Officer's business objectives and working closely with the Senior Vice-President, Communications and Corporate Strategy. Accountable for the development, implementation and maintenance of ESG policies (e.g., Climate Change Policy, Human Rights Policy), as well as their execution, effectiveness and attestation.

Vice-President, Corporate Sustainability and Responsibility

Has operational responsibility for the ESG practice, including leading and improving EDC's ESG standards and providing direct oversight of the ESG risks we take on in support of our customers.

EDC 2020 Annual Report | Standing Up for People and the Planet | 38

ESG VISION AND FRAMEWORK

BOARD ENGAGEMENT ON ESG TOPICS

In 2020, ESG matters featured routinely across the agendas of our Board and its committees. Topics included:

•	EDC’s new long-term corporate strategy and the evolution of ESG leadership as a strategic priority

•	EDC’s alignment with the Government of Canada’s direction on ESG matters

•	Initiatives to support underserved Canadian businesses such as women- and Indigenous-led companies

•	Evolution and implementation of EDC’s inclusion, diversity and equity strategy

•	Oversight of the implementation of EDC’s new Transparency and Disclosure Policy

ESG topics have been a standing agenda item for the Board’s Risk Management Committee (RMC) for many years. The RMC has oversight of EDC’s Enterprise Risk Management Framework, including the Environmental and Social Risk Management (ESRM) Policy Framework. It regularly reviews compliance with the corporation’s Environmental and Social Review Directive (ESRD) and receives quarterly updates regarding the implementation of the ESRM Policy Framework, which includes the Climate Change Policy and the Human Rights Policy. In 2020, the RMC reviewed:

•	Quarterly reports on the implementation of EDC’s ESRD

•	ESG assessments of, and updates on, key transactions and existing customers, including concerns that might be raised by civil society organizations

•	EDC’s initial efforts to explore climate stress testing and portfolio management

Since 2020, ESG matters have also been incorporated as a standing agenda item of the Board’s Business Development & Performance Committee (BDPC) meetings. The BDPC focuses on ESG developments through the strategic lenses of key performance indicators, strategy implementation, and impact. In 2020, the BDPC reviewed:

•	EDC’s progress against its carbon intensity target under the Climate Change Policy

•	Development of EDC’s ESG key performance indicators and dashboard reporting

•	Outcomes and learnings from EDC’s CSR Advisory Council

•	Stakeholder engagement and outcomes of EDC’s civil society organizations panel

EDC 2020 Annual Report | Standing Up for People and the Planet | 39

INCLUSION, DIVERSITY AND EQUITY

Not only did the world wrestle with a global health crisis in 2020 – the deaths of George Floyd, Breonna Taylor and so many others also sparked an awakening to the realities of inequity and systemic racism in our society and the need for meaningful change.

Within EDC, these events brought fresh urgency to our own inclusion, diversity and equity (ID&E) efforts, challenging us to examine our values, practices and processes to ensure that all employees – including Black people, Indigenous Peoples, people of colour, and those of various genders and abilities – feel safe and included, and are treated with respect and dignity.

We hired our first Chief Diversity Officer (CDO) to provide expert advice and guide the development of a new ID&E strategy. Our CDO led us through a rigorous process of analysis and reflection, which helped us better understand our personal unconscious biases, the entrenched paradigms in our organization, and what needed to change.

EDC leaders became actively involved through virtual meetings focused on racism and bias in the workplace; a Leading Inclusively series of newsletters; and completion of individual cross-cultural assessments to measure and increase their intercultural sensitivity.

To improve our employees’ experience, we brought in external consultants to conduct confidential conversations with groups of employees who were invited to share their experiences and voice their concerns on matters of anti-racism and inclusion in our workplace.

The ID&E strategy that has since been approved by our Board, and will be implemented beginning in 2021, focuses on three pillars:

•	Who we are – our values and behaviours, including hiring and promotion practices

•	The workplace we create – building awareness and understanding through education, training and dialogue

•	How our business reflects us – through alignment with business priorities and our external partnerships

In support of the BlackNorth Initiative, EDC signed the CEO Pledge and committed to fighting anti-Black systemic racism and improving the representation of Black people in boardrooms and executive suites.

Our journey

To better describe the journey we’re on, we’re expanding our focus from “diversity and inclusion” to “inclusion, diversity and equity”.

EDC 2020 Annual Report | Standing Up for People and the Planet | 40

INCLUSION, DIVERSITY AND EQUITY

Representation targets[(1)]

As required by federal regulation, EDC regularly monitors representation in four key areas of our workforce: gender, visible minorities, Indigenous Peoples, and persons with disabilities. Our goal is to have our employee population mirror the external labour market availability for these four areas.

From the end of 2014 to the end of 2020, the percentage of EDC employees who identify as visible minorities increased to 30 per cent from 13.8 per cent. We also have annual targets for women in leadership and within lines of business leadership; visible minorities in leadership; and Indigenous Peoples in professional roles. Our current targets for 2020 to 2023 were updated in 2019 and are based on the 2018 workforce availability data.

In the first quarter of 2021, we refreshed our self-identification survey to better understand our workforce composition and inform the development of strengthened targets. For example, we found that we have already exceeded our 2023 target for the percentage of women in our workforce. The improved data from the survey will allow us to set new targets that foster continuous improvement.

OUR WORKFORCE COMPOSITION

				Target

Percentage of:	2020 representation(2)	2020	2021		2022	2023

Women	53%	50%	50%		50%	50%

Visible minorities	30%	20.5%	21%		21.5%	22%

Indigenous Peoples	3%	1.55%	1.6%		1.65%	1.7%

Persons with disabilities	7%	3.2%	3.5%		3.7%	3.9%

Leadership roles held by women	53%	50%	50%		50%	50%

Leadership roles held by visible minorities	16%	12.5%	13%		13.5%	14%

Indigenous Peoples in professional roles	2%	1.4%	1.45%		1.5%	1.55%

(1)

The data is based on the participation rate of the self-identification survey, which was 73% of EDC’s entire workforce. The participation rate was determined to be the best approach at this time for the baseline data and EDC will focus on improving the response rate for future surveys.

(2)	Data drawn from Q1 2021 self-identification survey.

For three-year performance data, see page 14.

EDC 2020 Annual Report | Standing Up for People and the Planet | 41

OUR WORKPLACE

EDC’s success depends on the work of our passionate and dedicated employees. We are committed to hiring top talent – people who are motivated by helping Canadian businesses find international success and making a positive impact on the people and communities we serve – and we do all we can to help them flourish.

Just as the economy and business landscape transformed virtually overnight when the COVID-19 pandemic took hold, so did working conditions for our employees. From the outset, our leadership made a critical choice for how we’d manage our response internally: employees first. We knew we couldn’t hope to deliver on the demands of our customers if we didn’t – first and foremost – look after the health and well-being of our employees.

All EDC employees transitioned to a fully remote workplace on March 15, 2020. In the weeks and months that followed, we adjusted several programs to help employees navigate our new reality while also supporting the impact the pandemic was having on their families. This included expanding our special leave program for parents juggling children and schooling from home, as well as introducing a virtual health offering so that employees didn’t have to go to their doctor’s office or a medical clinic. Communications on health and wellness topics were also increased to help people deal with the stress of the circumstances.

Unrelated to COVID-19, we launched a flexible benefits program, recognizing that our workforce was becoming more diverse and that different people have different benefit needs. The program, which took effect in 2021, gives employees flexibility to choose the benefits they and their families value the most.

To ensure we’re delivering an exceptional employee experience, we conduct regular engagement surveys. While they used to be biennial surveys, we switched to quarterly pulse surveys in 2019 to gather more timely and targeted feedback. Beginning in the second quarter of 2020, we were able to ask questions about how well we were meeting employees’ needs during the pandemic, and make adjustments if needed. During the height of the Black Lives Matter protests in the spring, we added questions related to inclusion, diversity and equity at EDC. On several measures, employee engagement went up during the pandemic.

Given EDC’s unique mandate, a lot of learning and development happens on the job, but we also invest in formal programs to help our people grow. Leadership development has been a focus area. With all of our employees working remotely, we introduced the Leading Remotely series of newsletters and virtual meetings in 2020 to connect with our leaders more regularly. In addition to covering topics such as our 2030 Strategy and return-to-office plans, we provided leaders with practical tools and resources to help them support their people during this unusual time.

As we launch our 2030 corporate strategy, our talent strategy will evolve as well, to ensure that our people are empowered and inspired to support it. The key priorities in 2021 will be a continued emphasis on leading remote teams and supporting employees’ health and wellness, on ID&E, and on enabling a culture of trust, agility and rapid decision making.

PULSE SURVEY SNAPSHOT

Meaningful improvement in pulse survey scores from 2019 to 2020

Corporate pulse survey results

Average 12 standard questions

EDC 2020 Annual Report | Standing Up for People and the Planet | 42

OUR WORKPLACE

IN THE FOURTH QUARTER OF 2020:

•	87 per cent of employees would recommend EDC as a good place to work

•	93 per cent of employees would recommend their direct leader to colleagues

•	78 per cent average score on the 12 standard engagement questions

•	Opportunities for improvement included barriers to productivity (e.g., collaboration tools and connectivity issues) and capacity management and lack of resources to respond to increasing workloads

EDC 2020 Annual Report  |  Standing Up for People and the Planet  |   43

OUR COMMUNITIES

Sharing our time, talents and financial resources to help the communities where we live and work is an EDC tradition that is as important to our people as it is to those we serve.

In 2020, employees delivered our biggest, most generous response to EDC’s Donations Matching Program yet, giving $42,763 (which was then doubled by EDC) to more than 70 organizations across Canada in support of causes focused on COVID-19 relief, including shelters, food banks and seniors’ centres. Through the matching program, we and our employees gave another $18,515 to 17 organizations focused on empowering Black, Indigenous and people of colour (BIPOC) communities.

While we continued our long-standing partnership with CARE Canada, it took a different form in 2020. Instead of having our employees add capacity to CARE’s offices through international secondments, EDC provided funding in support of CARE’s COVID-19 relief work in Cuba and Zambia.

We were also pleased to follow through on the delivery of 30 scholarships to students pursuing an education in business, or business and environmental sustainability combined, at a Canadian college or university.

EDC 2020 Annual Report | Standing Up for People and the Planet | 44

OUR COMMUNITIES

2020 community investment highlights

CHARITABLE DONATIONS

$80,000

to **40 charitable organizations** in support of 65 EDC employees and Board members who in total volunteered **more than 4,000 hours**

CHARITABLE CAMPAIGN

$165,000

raised for the **United Way/ Centraide, HealthPartners** and other registered charities across Canada

DONATIONS MATCHING (50% EMPLOYEES/50% EDC)

$85,526

$18,950

to support **recovery efforts** after the tragic explosions **in Beirut**

$18,515

to **BIPOC organizations** in Canada

SCHOLARSHIPS

30 scholarships

Case competitions

For the past six years, EDC has partnered with Deloitte and Royal Bank of Canada in support of the University of Ottawa's Telfer School of Management, Diversity & Inclusion MBA Case Competition.

CARE Canada

Redirected funds typically used for EDC employee secondments to CARE Canada's global COVID-19 response efforts

Community Investment Day

EDC partnered with Volunteer Ottawa to match employees with personalized fun and skills-based virtual volunteer opportunities

EDC donated

$14,000

on behalf of employees to serve over **3,000 meals through Meals on Wheels** chapters in Ottawa, Calgary, Halifax and Quebec City

EDC 2020 Annual Report | Standing Up for People and the Planet | 45

ENGAGING WITH STAKEHOLDERS

We recognize the importance of engaging regularly and openly with our many different stakeholders; it’s through this engagement that we learn, improve and build trust with Canadians.

Each year, we reach out to customers, partners, industries, civil society and our own employees. We want to know what they think of the job we’re doing, what needs to change, and what ideas they have to ensure that our support delivers impact where it’s needed the most and that it’s consistent with our commitment to sustainable and responsible business.

While most of the feedback comes through formally organized consultations or surveys, we also receive informal and unsolicited feedback through social media, letters, phone calls to account managers and more, which also informs our approaches.

In 2020, we made concerted efforts to strengthen our engagement practices and to improve our transparency and disclosure. This table presents our key 2020 initiatives.

Stakeholder group	Primary expectations of EDC	Key initiatives in 2020

Government of Canada The Government of Canada is our shareholder. EDC reports to the Minister of Small Business, Export Promotion and International Trade.

•  Support the Government in its policy priorities by focusing on the tasks outlined in its annual Statement of Priorities and Accountabilities for EDC.

•  Support the Government’s economic response to the COVID-19 crisis.

•  Align with the International Finance Corporation’s Performance Standards, the United Nations Guiding Principles on Business and Human Rights, the OECD Guidelines for Multinational Enterprises, and Trade Commissioner Service’s Integrity Declaration.

•  In support of the Government’s priorities, EDC’s near-term priorities included COVID-19 response and recovery efforts, transparent reporting, sector-specific support, and support for small and medium-sized companies and underrepresented groups.

•  EDC was invited to chair the Minister’s Business, Economy, Trade and Recovery working group to promote collaboration within Canada’s trade portfolio.

•  We began providing quarterly performance reports to the Minister.

CSR Advisory Council This council of prominent experts provides advice and guidance to our President and Executive Management team on our ESG practices.	• Continually improve our ESG practices in line with evolving international standards and industry best practices.

•  The Council’s June meeting focused on the challenge of balancing EDC’s role over the short term in the Government’s COVID-19 response with EDC’s longer-term climate-related objectives. From these and other discussions, we ultimately required oil and gas companies receiving financing support from us to commit to disclosing their climate-related risks and opportunities through annual TCFD reporting.

•  The Council’s November meeting focused on how EDC could provide enhanced ESG support to medium-sized companies going forward, and other ESG measures and actions EDC could take to support Canada in emerging from the pandemic with a robust, resilient and profitable economy that is aligned with domestic and global sustainability objectives.

•  Meeting summaries are posted on our website.

Customers and industry Along with EDC customers, this group includes national and provincial industry associations representing companies of all sizes from a variety of sectors.	• Consider and prioritize the international competitiveness of Canadian companies.

•  At the outset of the pandemic, we reached out to more than 60 industry associations to provide economic updates, details on the Government of Canada’s pandemic relief efforts, and information on how EDC could support their members.

•  In June, EDC held its annual Industry Stakeholder Panel, with representatives from the Government of Canada and various business and industry associations including, for the first time, the Canadian Council for Aboriginal Business. In light of COVID-19, discussions focused on how Canadian companies were approaching economic recovery and how we could best support them. Meeting minutes are posted on our website.

EDC 2020 Annual Report | Standing Up for People and the Planet | 46

ENGAGING WITH STAKEHOLDERS

Stakeholder group	Primary expectations of EDC	Key initiatives in 2020

Civil society

Civil society organizations provide us with important perspectives and expertise on EDC’s business operations and how they affect human rights, climate change, business integrity and transparency.

•  Demonstrate a clear commitment to sustainable and responsible business.

•  Ensure alignment with the Government of Canada’s commitments to mitigating climate change and respecting human rights.

•  Place restrictions on the level of risk accepted in transactions.

•  Demonstrate leadership in the transition to a low-carbon green economy by phasing out support for fossil fuels and increasing support for clean technology and renewables.

•  Play an influential role with peers in the financial sector.

•  Increase transparency and disclosure practices.

•  In March, EDC published an updated Transparency and Disclosure Policy, which was informed by feedback from civil society. It sets out a framework for the disclosure of information pertaining to our business and strives to make EDC more open, clear and responsive to stakeholders’ needs. See page 48.

•  EDC’s Board Chair and President and CEO received five formal queries seeking information about our policies and practices, or business we had undertaken. These requests and our responses are posted to the Public Queries section of our website.

•  In October and November, we held three engagement sessions with representatives of civil society organizations. These meetings were an opportunity for our executives to hear directly from stakeholders and share EDC’s progress in the areas of the environment, human rights and business integrity. Participants were most interested in learning more about our:

•  Collaboration with the Government of Canada to ensure alignment with international commitments

•  Advancement of our climate targets and approach to climate risk with customers

•  Risk threshold and when we decline transactions for non-credit reasons

•  Progress on the implementation of EDC’s human rights approach on leverage and remedy

•  Intelligence gathering from communities and civil society as part of transaction due diligence

•  Work on applying a gender lens to our transaction due diligence

•  Benchmarking against peers

•  Internal incentives and motivations for moving the bar on ESG

International organizations

By participating in prominent international organizations, we help tackle global issues and shape standards in the areas of climate, biodiversity, human rights and social risks.

•  Share experiences and best practices with other financial institutions and export credit agencies (ECAs), as well as promoting EDC’s environmental and social policies and practices.

•  Help advance best practices and level the playing field with respect to the global use of export credits.

•  We maintained active participation as part of the Canadian Delegation to the OECD Export Credits Group (ECG) and the OECD Participants Group where Members continued to deliberate on ways to enhance the OECD Arrangement on Officially Supported Export Credits. In addition, we continued our involvement in the Environmental and Social Practitioner sub-group of the OECD ECG.

•  EDC continued active engagement within the Equator Principles (EP) Association, including taking up a position on the Steering Committee to help shape the Association’s strategic direction and continuing in its role as co-chair of the EP’s Climate Change Working Group. The new version of the EPs (EP4), which took effect on July 1, 2020, strengthens requirements for human rights and climate change reviews and due diligence on impacts related to Indigenous Peoples in project financing.

•  EDC continued to participate in the annual G12 Heads of ECAs and the annual G7 Heads of ECAs meetings whereby leaders discussed a range of strategic topics including the impact of the COVID-19 pandemic and the vital roles ECAs play in stimulating the economic recovery.

•  EDC also maintained its active participation in the International Association of Export Credit and Investment Insurers, more commonly referred to as the Berne Union. EDC participated in various panel discussions throughout the year relating to an industry stock take of business trends, claims, risk and policy during the pandemic.

Employees Our over 1,700 employees are based in 21 offices across Canada and 20 international representations.

•  Provide opportunities to make a meaningful difference for Canada and Canadians.

•  Maintain a commitment to high standards of ethics, integrity and responsible business.

•  Promote and foster a diverse, inclusive and welcoming workplace.

•  Offer learning and development opportunities.

•  We increased communications to help employees stay connected while working remotely and to promote their health and wellness. See page 42.

•  Quarterly pulse surveys were introduced to stay abreast of employee sentiment, and to gather timely feedback on specific topics such as our internal response to COVID-19. The learnings prompted us to enhance our employee wellness offerings and improve our technological capabilities to remove productivity barriers. See page 42.

EDC 2020 Annual Report | Standing Up for People and the Planet | 47

TRANSPARENCY

AND DISCLOSURE

As an organization wholly owned by the Government of Canada, EDC’s business is in the public interest. By disclosing information about the transactions we support, we demonstrate our commitment to values-based business and our accountability, and seek to build trust about the way we approach our business.

First introduced in 2001, EDC’s renamed Transparency and Disclosure Policy was updated in 2020 to help us be more open, clear and responsive to the needs of our stakeholders. Informed by feedback received during a public consultation, the Policy sets out a framework for disclosing information about our business in a way that balances the confidentiality required by our customers with the details sought by interested Canadians.

Among the changes outlined in the updated policy, EDC commits to:

•	Offering more relevant descriptions, with tightened dollar ranges, for the transactions we support and disclose

•	Providing more information on our risk management and non-credit due diligence processes

•	Accelerating the posting to our website of Category A project financing transactions that are under consideration (these are projects with potentially significant adverse environmental or social impacts), from 30 days to 60 days in advance of providing support

•	Posting our responses to formal enquiries about the business we’ve undertaken, along with a copy of the enquiry itself

EDC’s renamed Transparency and Disclosure Policy was updated in 2020 to help us be more open, clear and responsive to the needs of our stakeholders.

We’ve also committed to making some information available about the business we don’t do. Beginning in this report, we’re disclosing the number of financing transactions reviewed by decision-making committees that did not proceed due, in whole or in part, to ESG-related risks. By doing so, we aim to demonstrate that we take responsible and sustainable business seriously and follow rigorous due diligence practices when reviewing transactions and business relationships for potential support.

EDC 2020 Annual Report | Standing Up for People and the Planet | 48

TRANSPARENCY AND DISCLOSURE

TRANSACTIONS AND PROSPECTIVE CUSTOMERS TURNED DOWN DUE TO ESG RISKS IN 2020

As part of the updated Transparency and Disclosure Policy, EDC committed to disclosing annually the aggregate number of prospective financing transactions that did not proceed and prospective financing customers that were not onboarded due, in whole or in part, to ESG risks.

This is the first year of reporting this information, and we expect it to improve over time as our data-collection and tracking processes improve. From the data we have gathered, we consider the number of transactions and customers turned down in 2020 to be relatively low, for the reasons outlined below. We are working toward providing more robust data, that is more representative of the totality of the transactions and companies turned down across our organization in the future.

For now, we are only able to report on the number of transactions or companies that were turned down at the formal decision-making committee level.

2020 process and results

EDC 2020 Annual Report | Standing Up for People and the Planet | 49

TRANSPARENCY AND DISCLOSURE

ANALYSIS OF OUR 2020 RESULTS

In future reporting years, we would like to be able to report on the number of transactions and companies turned down before proceeding to formal committee review. The numbers currently reported are not representative of the totality of turndowns that are occurring, as many are declined at earlier stages.

Over the past few years, we have put a great deal of effort into making early assessments and advancing only those transactions and companies where there is a reasonable expectation of meeting EDC’s requirements. This is a prime example of how EDC’s risk appetite is being embedded in our culture, helping us to target, advance and support opportunities that respect the commitments we make, are within our risk appetite and reflect our mandate.

We attribute the relatively low number of committee-level turndowns primarily to the impacts of the COVID-19 pandemic and our newly introduced climate change actions:

•	The pandemic has put a significant pause on international business opportunities that EDC would normally be considering. Companies are prospecting and travelling less, and many international business opportunities have been put on hold.

•	Our climate commitments and carbon intensity targets influence the businesses and sectors we proactively target and prioritize. This is a key part of how we are working to steadily reduce our support to carbon-intensive sectors in a measured way, while fulfilling our mandate to support Canadian businesses of all sectors and all sizes.

BUSINESS INTEGRITY

With a mandate to help Canadian companies do business in some of the most challenging markets in the world, it’s critical for EDC to have strong policies, guidelines and controls related to business integrity and to live up to them in every instance. Our commitment to high ethical standards is integral to our reputation and our ability to deliver value for Canadians.

Our Code of Conduct (Code) and its supporting guidelines and standards serve as the foundation for how we do business, and help define EDC’s culture of ethical excellence. All employees participate in annual mandatory training on the Code, which in 2020 included modules on mutual respect, conflicts of interest, political activity and insider trading. They also sign an annual statement confirming their compliance with the terms of the Code.

Recognizing corruption and bribery as real and costly risks in global trade, EDC takes a strong stance against them. We abide by all laws and international guidelines that apply to us, including the Recommendation on Bribery and Officially Supported Export Credits issued by the OECD. We actively support Canada and other leading trading nations in efforts to fight corruption.

Our inaugural Financial Crime Policy was introduced in 2017. Since then, we’ve been building our in-house capabilities and operationalizing the policy in our business to ensure that we do not knowingly support sanctioned parties or transactions that involve bribery or corruption, and to prevent our products and services from being used to further money laundering, sanctioned or fraudulent activity, or terrorist financing. Key elements of our approach include:

•	Financial crime training for employees, with enhanced training for those working in specialized areas

•	An automated risk assessment tool that screens customer information for risk indicators early in our relationship with a company, and triggers enhanced due diligence by EDC’s subject matter experts if necessary(1)

•	Clear risk escalation standards

•	Ongoing monitoring of counterparties and transactions

•	Resources for companies on how to protect themselves against threats to business integrity, including blog posts and links to internationally accepted guidance

(1)	In 2020, 221 transactions and customer onboarding reviews underwent financial crimes enhanced due diligence.

EDC 2020 Annual Report | Standing Up for People and the Planet | 50

BUSINESS INTEGRITY

In 2020, we continued to invest in our Data Management and Stewardship team and practices to ensure the integrity of EDC’s customer and broader company information. In support of the financial crime program, we focused on automation capabilities, improved flow of information and enhanced counterparty monitoring standards and practices.

Early in the pandemic, our Financial Crime team was heavily involved in the development of EDC’s COVID-19 relief programs to ensure that reasonable financial crime mitigations were being maintained. The team also performed financial crime due diligence of new financial institutions and private insurer partners that were being onboarded to deliver some of the COVID-19 programs.

ENVIRONMENT AND PEOPLE

Identifying and managing the environmental and social impacts of the activities we enable through our support is critical for mitigating risks to our business and to our customers, people and the environment. Our approach to environmental and social risk management also seeks to strengthen our customers’ long-term competitiveness and drive positive change on important societal issues.

We review and revise our ESRM policies at a regular cadence to ensure that they remain relevant and aligned with international frameworks, including the OECD Common Approaches, the Equator Principles, the recommendations of the Task Force on Climate-related Financial Disclosures, and the UN Guiding Principles on Business and Human Rights.

Informed by these frameworks, as well as by consultation with experts and stakeholders, our ESRM policies govern our approach and guide our decision making on transactions and customer relationships, as well as the management of our portfolio. In 2019, we integrated new dedicated policies on climate change and human rights into our policy framework, reflecting our commitment to stay current with key emerging issues, and serve customers and other stakeholders in a progressive, responsible and sustainable way.

Over the past two years, we have been implementing our policy commitments while continuing to evolve our risk management approach in line with industry best practice, and increase our transparency around these approaches.

Internally, we’ve enhanced reporting to EDC’s senior management and Board on environmental and human rights–related matters by having dedicated sessions on ESG matters, strengthening our quarterly update reports, and developing specific environmental and social metrics and indicators.

Internationally, we engage in and influence key industry and standard-setting bodies. EDC is actively engaged with the OECD environmental and social practitioners and the EPs. In addition to active involvement in several of the EP Association’s working groups and co-chairmanship of its Climate Change Working Group, we rejoined the Steering Committee in 2020 to help shape the association’s management and strategic direction and chaired the Biodiversity Working Group.

In keeping with our commitment to transparency, we’ve included two key disclosures in our 2020 Annual Report:

TCFD Disclosure – EDC is a supporter of the recommendations of the Task Force on Climate-related Financial Disclosures and, for the third consecutive year, we are working toward alignment with the recommendations. We are continuing to make good progress and have strengthened our reporting again this year. Our stand-alone 2020 Climate-Related Disclosure, which combines all relevant information into one document, is also available as a PDF download.

Human Rights Disclosure – Having introduced a Human Rights Policy and related implementation plan in 2019, we are actively implementing our commitments. This disclosure provides a status update on our human rights performance, including what we’ve done to advance EDC’s approach to using our leverage to prevent and manage human rights risks and impacts and to enabling remedy should impacts occur. Our stand-alone 2020 Human Rights Disclosure, which combines all relevant information into one document, is also available as a PDF download.

EDC 2020 Annual Report | Standing Up for People and the Planet | 51

SUCCESS STORY

Petro-Techna International

Trade can be a tremendous force for good in the world, but only when it is done responsibly. EDC's environmental, social and governance (ESG) team is dedicated to ensuring that EDC's business is in line with global standards that protect people and the environment; and that dedication extends to the companies we serve, because the responsibility and sustainability of our business is intricately linked to the responsibility and sustainability of theirs.

ESG is a key part of EDC's relationships. One great example of what that looks like in practice is the work we've done with Petro-Techna International – a Toronto-based company that provides engineering, procurement, fabrication and construction services for businesses in the oil and gas industry.

Although the company is Canadian-based, its international footprint is extensive, with ongoing projects in Libya and Egypt, and completed projects in Argentina, Algeria, Nigeria, Romania and Pakistan. Since the company's inception, environmental and social responsibility has always been a part of Petro-Techna's values. Although well versed in the operational aspects of its work, Petro-Techna recognized that, as a growing company, it was important to establish a formal ESG framework.

Upon evaluating Petro-Techna's business ventures, EDC's ESRM team suggested that the company implement a Human Rights Policy to ensure that all activities being done in foreign markets adhere to global responsibility and sustainability standards. One of the international standards available to businesses looking to commit to operating in a socially responsible way is ISO 26000, which was developed to clearly define social responsibility and helps businesses take effective steps toward improved social actions.

Since working with EDC's ESRM team, Petro-Techna has created a comprehensive employee handbook that clearly outlines its Human Rights Policy, as well as other policies that cover anti-discrimination, anti-bribery and sustainable operations. Additionally, the company is on track to establish a framework for adopting ISO 26000 in its operations, with a commitment to completing this framework by the end of 2021. Petro-Techna has also become a member of the UN Global Compact, a voluntary initiative committing companies to adopting universal sustainability principles. Additionally, as part of its commitment to keeping ESG top of mind, Petro-Techna publishes a sustainability newsletter every quarter for both employees and external stakeholders that outlines the steps the company is taking to become more sustainable. As Petro-Techna continues to expand its business, the company understands that clearly outlining a framework for ESG-related policies is strong business practice that can bring in strong returns on investment and increase its competitiveness.

"We have worked extremely hard, as illustrated by the steps we've taken over the past year, and are now well on our way to having an established ESG structure that meets – and ideally exceeds – industry best practice," said Ali Malek, President and CEO of Petro-Techna. "We would like to thank EDC for supporting us in taking the necessary steps in this direction, and we welcome their feedback and guidance in helping us take the next steps in our growth."

Establishing a formal framework for ESG is important to the sustainable growth of a company, and EDC is committed to continuing its collaboration with Petro-Techna to support the responsible and sustainable growth of its business.

EDC 2020 Annual Report  |  Standing Up for People and the Planet  |   52

Our stand-alone 2020 Climate-Related Disclosure, which combines details on our governance and relevant information that appears in other sections of our 2020 Annual Report, is available as a PDF download for easy reference.

CLIMATE-RELATED DISCLOSURE

EDC believes that climate change is one of the most important issues of our time – one that presents risks and opportunities for all aspects of the economy, including our business and the business of our customers.

Climate-related disclosure has become an increasing imperative in a competitive marketplace. With more than 1,800 official supporters across several sectors globally, the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) are emerging as the leading framework for disclosing climate-related information. EDC announced its support for the TCFD recommendations in 2018, and 2021 will be the third year in which we will seek to align with the recommendations in our own disclosures (based on our 2020 fiscal year).

Recognizing that full alignment with the TCFD recommendations is a significant undertaking, we have committed to increasing the sophistication of our reporting over time.

EDC 2020 Annual Report | Standing Up for People and the Planet | 53

CLIMATE-RELATED DISCLOSURE

CLIMATE CHANGE AT EDC

In implementing the recommendations of the TCFD, we are making incremental but significant improvements over time – as we deepen our understanding of the impacts of climate change on our business and that of our customers, and as our approaches and supporting data systems mature.

EDC 2020 Annual Report | Standing Up for People and the Planet | 54

CLIMATE-RELATED DISCLOSURE

GOVERNANCE

EDC’s Board of Directors oversees the organization’s ESG direction and strategy, and risk management policies, including its climate change strategy. See ESG Governance on page 38 for details on the roles and responsibilities of our Board and management, and for ESG topics addressed by the Board in 2020.

Climate Change Policy

Following extensive stakeholder consultation, EDC issued its first dedicated, Board-approved Climate Change Policy in January 2019, as part of its broader Environmental and Social Risk Management (ESRM) Policy Framework, which also includes the ESRM Policy, the Environmental and Social Review Directive (ESRD), the Human Rights Policy, and the Transparency and Disclosure Policy.

The Climate Change Policy articulates the principles and commitments guiding EDC’s approach to this issue. We’ve now fully implemented the Policy and begun to identify areas where we want to continue evolving our approach to the climate-related risks and opportunities of our business. Much of EDC’s work going forward will be driven by its ongoing implementation of the TCFD recommendations as well as the upcoming review of its Climate Change Policy, which is scheduled to begin in 2021. We will continue to report on these activities through our annual climate-related disclosures.

Key terms

Climate-related risk: The potential negative impacts of climate change on an organization. Types of risks include physical risks due to increased severity of extreme weather events, longer-term shifts in precipitation and temperature or increased variability in weather patterns; and transition risks associated with the shift to a lower-carbon global economy, such as policy and legal actions, technology changes, market responses and reputational considerations.

Climate-related opportunity: The potential positive impacts related to mitigation and adaptation efforts of an organization related to climate change, such as resource efficiency, cost savings, the adoption and utilization of low-emission energy sources, the development of new products and services, and the building of resilience along the supply chain.

Themes	Policy commitments	Tools deployed to date
		Carbon intensity target	EDC’s TCFD	Climate due diligence (non-credit)	Customer TCFD requirement	Leadership in int’l forums

Measure, monitor and disclose	Measure, monitor and, commencing in 2020, set targets to reduce the carbon intensity of EDC’s lending portfolio
Work toward implementing the recommendations of the TCFD
Continue to report on and improve EDC’s operational environmental footprint

Integrate climate change considerations into our business decisions	Be more transparent about EDC’s approach to carbon-intense sectors, starting with a strengthened thermal coal position

Integrate climate-related risks and opportunities, such as carbon intensity, into EDC’s risk assessment processes, alongside other credit and non-credit considerations, to inform decision making for both project and non-project transactions

Enable EDC’s customers to respond to climate-related risks and opportunities through financing, insurance and knowledge products and services, while leveraging its international risk expertise

Increase EDC’s business focused on clean and low-carbon technology

Influence our partners	Encourage EDC’s customers operating in carbon-intense sectors to disclose climate-related information, starting with annual greenhouse gas emissions and, where appropriate, clear emission reduction targets

Engage actively with EDC’s financial sector peers to advance dialogue and action around climate-related risks and opportunities

EDC 2020 Annual Report | Standing Up for People and the Planet | 55

CLIMATE-RELATED DISCLOSURE

STRATEGY

EDC’s 2030 Strategy is tied to the success of its customers, its ability to meaningfully enhance Canada’s trade competitiveness and its contribution toward a more equitable and cleaner economy. This shift to an impact-driven strategy will guide our choices and actions in the coming years, and position us to deliver for Canada over the long term.

As part of our strategy, we want to continue building an ESG leadership position – not only managing risks but also helping to exemplify responsible business conduct and ESG practices to unlock new international opportunities. See Our Vision and Strategy on page 18 to learn more.

Climate change and its implications for both EDC and its customers will continue to be important strategic considerations. As we implement our 2030 Strategy, we intend to disclose additional details about how we view these implications and our strategic approach to addressing them.

The number of cleantech companies EDC served in 2020 grew by 27% to 288 compared to 2019, and we facilitated $4.5 billion in business – an 80% year-over-year increase. EDC’s steady growth in support to the cleantech sector is illustrated by comparing these results to years past. For example, in 2015 EDC served 86 cleantech companies and facilitated $917 million in business.

Strategic approach to clean technology opportunities

In 2012, EDC identified the cleantech sector as a significant climate-related opportunity. Since then, we have steadily increased our support to Canada’s burgeoning cleantech industry. The number of cleantech companies we served in 2020 grew by 27 per cent compared to 2019, to 288 businesses, and we facilitated $4.5 billion in business – an 80 per cent year-over-year increase. For context, compare this to 2015, when EDC served 86 cleantech customers and facilitated $917 million in business.

Our goal over the long term is to continue to grow our support to the cleantech sector, as it remains a central element in our strategic approach to climate change. We have a team dedicated to building out our cleantech offering and portfolio. Through our Structured and Project

Finance team, we also focus on project finance needs in the cleantech space, and have seen an increase in both the number of deals and the business volumes supported.

EDC hosted its fourth annual Cleantech Export Week in virtual format in 2020. This year’s event showcased women in cleantech and companies that had pivoted during the COVID-19 pandemic. It also provided a platform for companies to pitch to investors through our first pitch competition.

We are implementing our cleantech strategy by building our sub-sector knowledge in emerging topics such as alternative proteins, energy storage, hydrogen and carbon capture; increasing our market penetration among customers across the country and across all sub-sectors; and continuing to leverage our ecosystem partnerships.

While we continue to grow our support for the cleantech sector, we are also focused on evolving our portfolio in a responsible and measurable way. In light of our climate commitments, we understand the public’s interest in our support for Canada’s oil and gas sector, which remains an important segment of our national economy and is playing a role in the transition to a low-carbon future. The amount of business support we provide to the oil and gas sector has been gradually decreasing in recent years. In 2020, EDC provided approximately $8.1 billion in total business support to the oil and gas sector through its financing and insurance solutions, compared to $10.6 billion in 2019 and $12.5 billion in 2018.

Cleantech is defined as any process, product or service that reduces environmental impacts through:

•	Environmental protection activities that prevent, reduce or eliminate pollution or any other degradation of the environment;

•	Resource management activities that result in the more efficient use of natural resources, thus safeguarding against their depletion; or

•	The use of goods that have been adapted to be significantly less energy or resource intensive than the industry standard.

EDC 2020 Annual Report | Standing Up for People and the Planet | 56

Scenario analysis

EDC conducted its inaugural climate risk scenario analysis in 2020. The objectives were to:

•	Better understand our exposure to climate-related risks

•	Assess the potential financial impact of an initial climate risk scenario

•	Inform the evolution of EDC’s carbon intensity target and risk appetite metrics

•	Identify insights (e.g., opportunities and risks) for business strategy development

While financial regulators increasingly require regulated institutions to understand and disclose climate change risk exposures, there is as yet little regulatory guidance on how to perform climate change scenario analysis. In the initial climate change scenario analysis, EDC leveraged the 2019 Bank of England climate change scenarios prescribed for insurers.

The scenario tested was a “disorderly transition” to a carbon neutral economy, in which governments would take rapid policy action to reduce carbon emissions. This would result in significant economic readjustments, including asset revaluations, higher energy prices and a decrease in the creditworthiness of impacted companies. The physical impacts of climate change (e.g., sea-level rise, increased frequency and severity of extreme weather events, temperature increase) under the scenario would be minimized, as the rapid transition to a carbon neutral economy would help to avoid the worst of those impacts.

The disorderly transition scenario was selected because of EDC’s material exposure to carbon-intensive obligors and the potential impact a rapid transition to a low-carbon economy could have on an obligor’s credit quality and value of assets. The disorderly transition scenario is a tail scenario and was conservatively applied to EDC’s September 2020 portfolio exposures to test EDC’s resiliency to a transition shock.

Based on available guidance, EDC applied a top-down approach to its September 2020 portfolio to identify business exposures more susceptible to transition risk (i.e., sectors and countries vulnerable to a transition to a low-carbon economy) and physical risk (i.e., sectors and countries vulnerable to physical impacts of climate change). We used reasonable assumptions to determine the impact on current obligors’ creditworthiness and recovery assumptions.

EDC 2020 Annual Report | Standing Up for People and the Planet | 57

Our findings

The analysis identified that a significant portion of our financing portfolio and insurance exposures could be negatively affected as a result of a sudden transition to a carbon neutral economy or by the physical impacts of climate change. It also concluded that a relatively smaller portion of our financing and insurance portfolios could benefit from a sudden transition to a carbon neutral economy.

Under the disorderly transition scenario, the estimated financial impact could be significant. However, EDC’s capitalization level would be able to sustain the impact and allow EDC to remain solvent and deliver on its mandate.

Next steps

In addition to the financial impact assessment, EDC gathered valuable insights as part of the inaugural climate risk scenario analysis. Actions being considered include:

•	More clearly recognizing climate risk as a financial risk in EDC’s risk framework and governance processes

•	Complementing the top-down risk assessment with a bottom-up obligor level perspective in future scenario analyses

•	Refining EDC’s risk appetite and limits related to climate-related risk

•	Enhancing the risk assessment related to the physical risk of climate change at the underwriting stage

•	Developing metrics to capture the risk related to climate change under future scenario analyses (e.g., climate value-at-risk)

•	Exploring opportunities to mitigate climate risk exposure and promote a transition to a carbon neutral economy

The main limitations of the scenario analysis relate to the decreased granularity from using a top-down approach in identifying EDC’s portfolio exposures to climate change as well as the assumptions used to translate the Bank of England’s guidance into obligor creditworthiness and recovery rate impacts.

In 2021, EDC will continue to increase the granularity in the exposure assessment to better segment EDC’s diverse portfolio. Better portfolio segmentation will support a variety of risk management efforts, including scenario analysis, management of carbon-intensive exposures and underwriting.

EDC will also seek to leverage ongoing developments and guidance on how to conduct climate change scenario analyses to improve future scenario assessments.

EDC 2020 Annual Report | Standing Up for People and the Planet | 58

CLIMATE-RELATED DISCLOSURE

RISK MANAGEMENT

Identifying and assessing climate-related risks

Identification and assessment of climate-related risk forms part of EDC’s Enterprise Risk Management Framework, and is subject to our non-credit risk assessment processes. It is also integrated into our environmental and social due diligence processes. Details are provided in our Due Diligence Framework: Climate Change, which supports our Climate Change Policy and the thermal coal position in Appendix A of the Policy.

Since releasing our Due Diligence Framework in January 2020, we have continued to update it as we deepen our understanding of this complex issue, and as the implications for our business and our customers evolve.

Integrating climate change into credit risk assessments

Building on our existing non-credit risk assessment processes, we are in the process of developing a framework that will integrate climate-related risks into credit risk assessments at the individual transaction level.

For EDC, climate-related credit risk can materialize through climate change impacts on the wider economy or through exposure to clients with business models that aren’t aligned with the low-carbon future. Potential counterparties with greater climate-related credit risk, and that do not have corresponding climate change plans, strategies and targets, could expose themselves, and EDC, to legal, regulatory, market, technology and reputational risks.

Our assessment of a counterparty’s climate-related credit risk will be influenced by actions it has taken to minimize its contribution to climate change, as well as its industry sector, geography, and vulnerability to transition risks for non-projects and transition and physical risks for projects. The absence of internationally recognized standards (beyond the TCFD disclosure framework) and regulation around the approach to identifying, assessing and managing climate-related risks and opportunities, including thresholds for risk tolerances, will make the early stages of implementing an approach challenging for EDC and its peers in the financial sector.

We intend to start operationalizing this approach in 2021 for credit assessments within select financing products. Over time, we anticipate that the framework will mature and evolve along with our non-credit climate risk processes, allowing us to achieve a comprehensive, measured and integrated approach to climate risk due diligence and decision making.

EDC 2020 Annual Report | Standing Up for People and the Planet | 59

SUCCESS STORY

Hammerhead Resources

Transparency is one of the keys to global climate action, and it's the reason why, in 2018, EDC became the first export credit agency to join the Task Force on Climate-related Financial Disclosures (TCFD). Part of that commitment is the requirement for many companies in carbon-intensive sectors, such as upstream and downstream oil and gas, to commit to publishing a TCFD-aligned disclosure as a condition of EDC support. While the requirement is new for EDC customers, most companies in upstream oil and gas recognize that proactive environmental disclosure is also good for business. Hammerhead Resources Inc., a customer out of Calgary, is one example of a company that has treated environmental disclosure as an opportunity.

Since its inception, Hammerhead Resources has pursued a range of environmental, social and governance (ESG) initiatives, continuously working to improve its practices. In 2020, against the difficult backdrop of the COVID-19 pandemic, Hammerhead Resources was in the process of producing its first-ever sustainability report. The company planned to disclose on climate using the guidance of a well-known framework, GRI, for its first report, with the view that a more robust, detailed disclosure on climate would be required in future reports. It's at this time that Hammerhead Resources became involved with EDC through the BCAP Guarantee – a financial product that EDC introduced in March to help support companies through the COVID-19 crisis. In addition to the financial support, EDC was able to help Hammerhead Resources through the climate disclosure process, as TCFD was made a condition of the support. As it had demonstrated in the past, Hammerhead Resources continued its deep commitment to ESG by taking its transparency practices one step further and committing to the TCFD itself. Hammerhead Resources aims to follow the TCFD reporting requirements and communicate its commitment and intent in its 2021 Sustainability Report. The company understands that climate-related disclosure is now a standard expectation of lenders, insurers and other stakeholders, and necessary in order to demonstrate the resilience of Hammerhead Resources' business strategy in the midst of the low-carbon transition.

"We want to make sure we're a positive presence in the communities we work in," said Tracy Hendsbee, Corporate ESG Lead at Hammerhead Resources. "Since the TCFD standards became part of our future goals, we're working to map a path forward that will address all its requirements. EDC has been very thorough and accessible when it comes to support with navigating the TCFD framework. We have benefited from their feedback on our ESG report, and it's comforting to know that partners like EDC will be with us through our journey to improved climate disclosure at Hammerhead Resources."

Working closely with EDC's Environmental and Social Risk Management team will help Hammerhead Resources accelerate the implementation of the recommendations of the TCFD. EDC provided Hammerhead Resources with more than just liquidity support. It also provided a critical nudge to commit to a growing global standard for firms that face climate change–related risks and opportunities with implications across their businesses. This transparency is an integral initial step in the transition to a low-carbon future.

EDC 2020 Annual Report  |  Standing Up for People and the Planet  |   60

CLIMATE-RELATED DISCLOSURE

Equator Principles

As co-chair of the Equator Principles’ Climate Change Working Group, EDC worked with other Equator Principles Financial Institutions (EPFIs) to ensure a more focused integration of climate-related risk in the updated Equator Principles Environmental and Social Risk Management Framework for project-related transactions – Equator Principles 4 (EP4).

EP4 includes updated disclosure requirements, as well as a requirement that EPFIs consider climate-related physical and transition risks, based on specific criteria. EDC implemented this new EP4 approach, as outlined in our Due Diligence Framework: Climate Change, as of July 1, 2020.

We also led work among the EPFIs to develop a guidance note to promote understanding of the climate change risk assessment requirements included in EP4.

METRICS AND TARGETS

We are committed to enhancing the transparency of the information we disclose about the climate change implications of our business.

To fulfill this commitment, we have been working to deepen our understanding of our exposure to climate-related risks and opportunities, and to improve and adapt our data systems and processes to ensure they are fit for this purpose – with the expectation that our reporting will become more detailed and sophisticated each year. This year, we are combining into one document all climate-related reporting, including our Green Bond impact reporting, which had been a stand-alone report in previous years.

Climate-relevant portfolio breakdown

Overall portfolio

EDC’s climate-related risks and opportunities depend largely on the structure of our financial activities and the composition of our portfolio. Our financing portfolio, which represented 65 per cent of the overall portfolio in 2020, is where EDC is focused at this stage. This is where we have our primary exposure to climate-related risks and opportunities, and our highest quality climate-relevant data.

Further details of financial breakdowns and year-over-year comparisons of EDC’s overall portfolio can be found on page 100 of our 2020 Annual Report.

EDC concentration of portfolio as at December 31

(%)

EDC 2020 Annual Report | Standing Up for People and the Planet | 61

CLIMATE-RELATED DISCLOSURE

Financing portfolio

Within the financing portfolio, we are focusing initially on assessing the climate transition risk of the structured and project finance and corporate loans portion, which represented 88 per cent of the portfolio in 2020.

Of this portion, 26 per cent was financing to the six sectors that we consider to be the most carbon intensive(1): airlines; cement manufacturing; metals smelting and processing; petrochemicals, refining and chemicals manufacturing; thermal power generation; and upstream oil and gas operations. We have set a target to reduce our exposure to these sectors, and have prioritized action in this area in the short term.

(1)

EDC has identified sectors as carbon intensive based on whether industrial facilities in the sector emit more than an average of 500 kilotonnes (kt) of carbon dioxide equivalent (CO2e) per year in Canada, based on Scope 1 GHG emissions data reported to Environment and Climate Change Canada’s Greenhouse Gas Reporting Program, as well as annual reporting from major Canadian airlines. The 500 kt CO2e/year quantum served as a sectoral screening threshold to identify the primary sectors of focus from a carbon intensity perspective and will not be used on an individual transaction-by-transaction basis to determine whether a transaction is in/out of scope for the target. Whether a transaction is in/out of scope of the target is, at this time, based on the sector having been identified by the upfront screening described above. Transaction-level due diligence related to climate change is undertaken as outlined in EDC’s Due Diligence Framework: Climate Change.

(2)

Focuses on structured and project financing, and corporate lending (Canada and international). Portfolio concentration considered for carbon intensity is consistent with concentration in 2019 of 88.33%.

(3)

Other sectors include transportation and warehousing; manufacturing; non-fossil fuel utilities; mining and quarrying (excluding oil and gas); construction; real estate; finance and insurance; information and cultural industries; wholesale and retail trade; public administration; agriculture; support activities for mining, oil and gas; and other services.

EDC 2020 Annual Report | Standing Up for People and the Planet | 62

CLIMATE-RELATED DISCLOSURE

Carbon intensity target

In fulfilling its policy commitment to “measure, monitor and, commencing in 2020, set targets to reduce the carbon intensity of our lending portfolio”, EDC has developed an initial exposure-based approach to target setting.

In 2019, with a focus on our financing portfolio, we set a target to reduce our exposure to the most carbon-intensive sectors by 15 per cent over five years against a December 31, 2018 baseline. As a result of this reduction, the carbon-intensive exposure of EDC’s financing portfolio at December 31, 2023 is targeted to decline to $19.1 billion(1), a decrease of approximately $3.3 billion over the five-year period.

Because of the COVID-19 pandemic, 2020 had the potential to be a challenging year for progressing toward our carbon target. The economic impact of the pandemic resulted in actions by the Government of Canada to increase EDC’s support to companies, some of which were in the carbon-intensive sectors subject to our target.

Throughout the year, we sought to balance short-term COVID-19 related imperatives with our medium- and long-term climate change objectives, as articulated in EDC’s Climate Change Policy. Through active portfolio management, monthly updates to our Executive Management team and clearly defined parameters guiding EDC’s business in these sectors, we made progress despite the challenges – in fact, we performed so well that we attained our 2023 target ahead of schedule. As a result, we are now considering next steps for continuing to drive changes in the composition of our portfolio in line with the low-carbon transition.

Progress toward achieving EDC’s carbon intensity target

(restated to reflect foreign exchange rates(2))

Setting a new carbon target

Toward achieving the Paris Agreement’s long-term ambition for limiting global warming to well below 2°C, and the Government of Canada’s objective to attain net zero emissions by 2050, EDC has started work on evolving its climate-related target setting. In 2020, we contracted a third-party service provider to assist us with a benchmarking study of the efforts of other financial institutions.

Given our success in meeting our target in 2020, we intend to strengthen the existing target. We are also considering how, in light of our mandate to support customers across the Canadian economy, we can use sector-specific targets to improve the emissions performance of those Canadian companies operating in higher-emitting sectors.

Other efforts are focused on exploring how we can build on our support for the cleantech sector, our Green Bond program and other sustainable finance activity aligned with the low-carbon transition. In 2021, we will continue to enhance our understanding of the opportunities and challenges related to data availability, methodological assumptions, and the inherent uncertainty in these multiple complementary pathways towards a more sustainable portfolio.

(1)	As a result of data refinement in 2020, the baseline and targeted exposure amount has been restated in 2020 to more accurately represent the exposure of EDC’s portfolio.

(2)	EDC’s assets are primarily denominated in U.S. dollars; as such, exposure values presented have been restated to reflect the foreign exchange rates prevailing at the time the target was set.

EDC 2020 Annual Report | Standing Up for People and the Planet | 63

Operational footprint

We recognize that our primary environmental risks, opportunities and impacts result from providing financing and insurance goods and services. However, we also consider our own operations and have taken steps to reduce our footprint. These efforts are spearheaded by our Green Team, a cross-corporate, volunteer employee advocacy group that provides a forum to develop new ideas.

EDC has been publicly reporting on its operational carbon footprint for several years, including energy consumption and business travel metrics. This footprint looked very different in 2020, due to pandemic-related restrictions and remote working. We did not undertake waste audits, had limited travel, and restricted operations at offices.

With empty offices and no way to measure our employees’ energy usage, our 2020 GHG footprint accounts for full operations from January to March, and limited operations in the offices from March to December. In September 2020, we began exploring elements of a green back-to-office approach, which will continue to evolve.

Aligned with the standards set out for corporate accounting and reporting by the GHG Protocol, EDC’s operational carbon footprint for 2020 was 1,822 tonnes CO2e, with a carbon footprint intensity of 1.2 tonnes per employee, compared to 3,539 tonnes CO2e in 2019. A detailed breakdown is posted on our website.

Climate finance commitments

In 2020, EDC provided $142 million(1) in climate finance in support of the Government of Canada’s commitment to the UN Framework Convention on Climate Change, which is directed to low-carbon or carbon-resilient transactions in developing countries. This compared to $100 million provided in 2019.

Support for clean and low-carbon technology

EDC is the largest provider of financial solutions for Canadian cleantech companies looking to expand internationally. In 2020, we increased the amount of business we facilitated in the cleantech sector to $4.55 billion across all EDC products – and served 288 companies.

Cleantech business facilitated as at December 31, 2020

(in millions of Canadian dollars)

EDC 2020 Annual Report | Standing Up for People and the Planet | 64

CLIMATE-RELATED DISCLOSURE

GREEN BONDS

More and more companies are meeting the rising global demand for products and services that allow for a more efficient use of the planet’s resources. Many have the expertise to be world leaders in clean technology; in the preservation, protection and remediation of air, water and soil; and in the generation of renewable energy and the mitigation of climate change. These companies have been, and continue to be, key drivers of EDC’s Green Bond program.

In 2014, EDC was the first Canadian financial institution to issue a Green Bond and, in 2019, we issued our fifth. The funds raised from EDC’s Green Bonds have financed nearly 30 transactions, worth more than $2 billion, in a range of sectors, each contributing to environmental protection or the mitigation of climate change.

2020 GHG emissions avoided by sector

Total GHG emissions avoided:

5,666,504 tCO2e/year – a decrease of 6.5% from the previous year. This corresponds to taking about 1,224,212 vehicles off the road each year.

Calculation of the GHGs avoided or reduced is conducted in accordance with internationally recognized emissions models and protocols. Our estimates take into account the future annual anticipated impacts of the assets, once operational. Where possible, the estimates have been prorated to capture the percentage of EDC support in relation to the overall project cost. For this report, we have focused on GHG emissions with respect to our renewable energy, biofuels and bioenergy transactions. We will continue to refine our approach as GHG accounting methodologies evolve.

2020 highlights

Committee of the International Capital Market Association (ICMA). We were also a member of the working group on Transition Bonds and a Climate Transition Finance Handbook, which was published in December 2020.

•  We purchased carbon offsets for investor relations travel occurring in the first quarter of the year, before the COVID-19 outbreak.

What’s ahead for 2021–2024

•  Expand Green Bond Framework to include eligible transactions in support of social, sustainable and transition bond issues.

•  Reassess purchasing carbon offsets for investor relations travel post-pandemic.

•  EDC had three outstanding Green Bonds in 2020, with one of them maturing in June. We anticipate that 5,666,504 tonnes of CO2e will be avoided annually as a result of these bonds. Calculation of the GHGs avoided or reduced was conducted in accordance with the internationally recognized GHG Protocol.

•  In June 2020, we published our 2020 Green Bond Impact Report, which presents 2019 Green Bond key performance indicators (KPIs). Included for the first time, the KPIs were intended to enhance transparency and interest from investors.

•  EDC was appointed to the newly created Advisory Council of the Green Bond Principles, Social Bond Principles and Sustainable Bond Principles Executive

EDC 2020 Annual Report | Standing Up for People and the Planet | 65

CLIMATE-RELATED DISCLOSURE

GHG impacts of Green Bonds 4 and 5

The estimates below take into account the future annual anticipated impacts of the assets, once operational.

Green Bond 4		Green Bond 5

Issuer	Export Development Canada	Issuer	Export Development Canada

Ratings	AAA Stable (Moody’s)/AAA Stable (S&P)	Ratings	AAA Stable (Moody’s)/AAA Stable (S&P)

Format	SEC Registered	Format	SEC Registered

Size	$500M	Size	$500M

Issue Date	September 5, 2017	Issue Date	July 31, 2019

Maturity Date	September 1, 2022	Maturity Date	July 31, 2024

Coupon	1.80 per cent (semi-annual)	Coupon	1.65 per cent (semi-annual)

ISIN	CA30216BGV86	ISIN	CA30216BHL95

For this report, EDC has focused on GHG emissions with respect to its renewable energy, public ground transport, emissions abatement and smart grid energy infrastructure transactions. We have estimated the annual amount of GHGs avoided and/or reduced from our green assets to be approximately 2.027 million metric tonnes of CO2-equivalent.

The breakdown by sector is as follows:

For this report, EDC has focused on GHG emissions with respect to its renewable energy assets. We have estimated the annual amount of GHGs avoided and/or reduced to be approximately 3.64 million metric tonnes of CO2-equivalent.

This corresponds to taking approximately 786,300 passenger vehicles off the road each year.
• Renewable energy assets: 0.0209 million MtCO2e (1 per cent of total)
• Public ground transport: 0.0032 million MtCO2e (0.2 per cent of total)

• Emissions abatement: 0.0029 million MtCO2e (0.1 per cent of total)

• Smart grid energy infrastructure: 2 million MtCO2e (98.7 per cent of total)
This corresponds to taking approximately 437,912 passenger vehicles off the road each year.
Projects funded by sector		Projects funded by sector

EDC 2020 Annual Report | Standing Up for People and the Planet | 66

CLIMATE-RELATED DISCLOSURE

Assets supported by EDC Green Bonds

Green Bond #	Counterparty name	Green Bond sector	Sector clarification	Volume* (US$ equivalent amounts)	GHGs avoided ^

4	Transport for London (partial – 63% allocated)	Public ground transport	Rail	395,200,459	3,197

4	NGR Finance Pty Ltd.	Public ground transport	Rail	44,092,642	n/a	**

4	RM2J Inc.	Emissions abatement	Fuel efficiency technology	128,683	2,883

4	Greenpac Mill LLC	Waste management	Recycling	24,866,071	n/a	**

4	MapleCo1 Ltd.	Smart grid energy infrastructure	Smart meters	27,463,436	2,000,000

4	Polesine S.A.	Renewable energy	Wind	34,662,771	20,880

5	Buitengaats C.V. and others	Renewable energy	Wind	59,491,196	1,200,000

5	GoldLinQ	Public ground transport	Light rail	33,210,637	n/a	**

5	Shuaa Energy 2 (Canadian Solar Inc.)	Renewable energy	Solar	70,449,906	1,400,000

5	Porterbrook Rail Finance Limited (Alberta Investment Management Corp.)	Public ground transport	Rail	41,718,895	n/a	**

5	Bombardier Inc. – Mass Transit (ÖBB Personenverkehr Aktiengesellschaft)	Public ground transport	Rail	58,213,995	n/a	**

5	AWF Fin Co Pty Ltd	Renewable energy	Wind	63,910,800	185,937

5	Nordsee One GmbH	Renewable energy	Wind	58,096,999	619,487

5	Commodore Leeward Member Holdings LLC	Renewable energy	Wind	32,483,874	234,121

*	US$ equivalent amounts as of Q4 2020.

**	Greenhouse gas emissions for this asset were either not available or not applicable.

^	If applicable (in tonnes CO2e/year).

Green Bond aggregate key performance indicators

		Uncategorized climate benefits		Renewable energy		Energy efficiency	Sustainable transport

Total outstanding Green issuance (US$)	Green issuance committed and disbursed accounted for in impact reporting (US$) – from issuer reports	tCO2e savings (if not reported by project category)	Annual renewable energy produced (MWh)	Renewable capacity constructed or rehabilitated (MW)	Annual GHG emissions avoided (tCO2e)	Annual GHG emissions avoided (tCO2e)	CO2 emissions reduced (tCO2e)

943,990,364	943,990,364	2,883	8,227,461	3,724	3,660,424	2,000,000	3,197

Use of proceeds by sector (US$ equivalent)

EDC 2020 Annual Report | Standing Up for People and the Planet | 67

HUMAN RIGHTS DISCLOSURE

Based on feedback received from external stakeholders, EDC launched a dedicated, Board-approved Human Rights Policy in 2019 to align its business with the United Nations Guiding Principles on Business and Human Rights (UNGPs) and international best practice. The Policy outlines commitments and principles that guide our internal decision making related to customer relationships and transactions. The development of our Policy was an opportunity to highlight the work we’ve been doing to bring a human rights lens to the due diligence conducted on our transactions. Since the launch of the Policy, we’ve been working to implement its commitments, in line with our 2019–2022 Human Rights Policy Implementation Plan.

A key accomplishment in 2020 was the development of Principles on Leverage and Remedy, which were approved by our Executive Management team in December. The Principles articulate EDC’s high-level approach to building and using its leverage to prevent and manage human rights impacts that EDC might be connected to through its customer relationships, and to enable remedy when impacts nevertheless occur. We plan to operationalize the Principles in 2021.

As part of our efforts to address the human rights implications of our business, we aim to strengthen our human rights reporting each year and align more closely with the Reporting Framework of the UNGPs. We believe that performance tracking and reporting are essential for demonstrating accountability, evaluating our work and building relationships with external stakeholders, clients and rights holders. This year’s disclosure includes:

•	Details on how we are embedding respect for human rights into our practices

•	Updates on the emerging risks that we have prioritized and for which an approach was developed

•	Progress on the development of EDC’s approach on leverage and remedy

•	Additional key performance metrics

In 2021 and 2022, we will continue to refine how we implement our Human Rights Policy and begin to look at how it needs to be updated, as part of the anticipated review of the Policy in 2022.

EDC 2020 Annual Report | Standing Up for People and the Planet | 68

HUMAN RIGHTS DISCLOSURE

HUMAN RIGHTS POLICY IMPLEMENTATION PLAN UPDATE

Our 2019–2022 Human Rights Policy Implementation Plan is our roadmap for delivering on our Human Rights Policy commitments. The table below highlights our 2020 activities and accomplishments.

Status	2020 activities
Accomplished	Disclose guidelines on how EDC conducts human rights due diligence for certain higher-risk sectors considered relevant to EDC.

• See Emerging Issues, page 73.
Accomplished	Disclose guidelines on how EDC uses and seeks to increase its leverage with customers faced with higher human rights risks.

• See Leverage and Remedy, page 73.
Accomplished	Disclose guidelines on how EDC uses its leverage to enable remediation when a transaction is exposed to actual severe human rights impacts.

• See Leverage and Remedy, page 73.
Accomplished	Define and implement approach to engage on business and human rights with external stakeholders.

• See Advocacy and Stakeholder Engagement, page 74.
Accomplished	Disclose more comprehensive information on EDC’s human rights performance.

•  Based on our internal benchmark on best practices, engagement with human rights consultancy firm Shift, and our work to align with the UNGPs, we have expanded our human rights reporting by developing key metrics and enhancing the depth of our reporting on our governance, due diligence practice and client engagement, and stakeholder engagement.

In development and ahead of schedule	Based on internal assessment, determine what can be offered as risk management tools to our customers, particularly those SMEs exposed to potential and/or actual severe human rights impacts.

•  EDC has started developing risk management tools for its customers. One example is the document we have prepared for companies operating in the apparel, footwear and textile industries. More will come in the context of the work we are doing on leverage and remedy. See Emerging Issues, page 73.

Human rights at EDC

EDC 2020 Annual Report | Standing Up for People and the Planet | 69

HUMAN RIGHTS DISCLOSURE

EMBEDDING RESPECT FOR HUMAN RIGHTS

Prioritizing and managing human rights risks and impacts

As Canada’s export credit agency, EDC recognizes its responsibility to respect the internationally recognized human rights covered within the International Bill of Human Rights. Our due diligence process has incorporated human rights risks for a number of years, and our practices overall are aligned with the corporate responsibility expectations of the UNGPs.

Our Due Diligence Framework: Human Rights, which supports our Human Rights Policy, outlines the key steps we take to identify and address human rights–related risks and impacts as part of our environmental and social due diligence process. A summary is provided below.

Due diligence approach for human rights

For customer relationships and non-project and project-related transactions

Human rights risk screenings	Human rights risk screenings by sector
In 2020, EDC’s Environmental and Social Risk Management (ESRM) team conducted 386(1) screenings to identify human rights–related risks for non-project transactions. Screenings are performed based on risk factors such as the country, sector and company track record. The number of screenings conducted is dependent on various factors, such as changes to the volume of business we conduct, changes across regions and sectors, and emerging sector trends.
(1)	Number of transactions (excluding project-related transactions) that underwent human rights risk screenings.

EDC 2020 Annual Report | Standing Up for People and the Planet | 70

HUMAN RIGHTS DISCLOSURE

Primary human rights–related risks

Through our customers’ business activities, EDC can be connected to a wide range of environmental and social issues. Midway through 2020, we began tracking information about the primary human rights risks identified through our due diligence process, to help us better understand the kinds of risks associated with our portfolio.

We are now tracking the following human rights–related risks, and will continue to do so in 2021:

•	Infringement on freedom of expression or right to privacy

•	Environmental issues that present risks to people (e.g., water scarcity, deforestation, pollution)

•	Security practices of companies or service providers

•	Employee labour, working conditions or occupational health and safety

•	Indigenous Peoples, community engagement or land acquisition and resettlement

•	Supply chain management (e.g., forced labour, child labour, human trafficking)

Customer engagement

EDC’s approach to human rights is critical for achieving its broader objective of equipping Canadian companies to participate and compete in a global economy where expectations for responsible business conduct are rising. We expect that our approach on leverage and remedy will contribute to this objective.

Our current practice is to engage with customers as part of our due diligence process. When potential or actual severe human rights risks or impacts are identified, we conduct a full assessment of the human rights risks, assessing the contextual risks as well as the management capacity of the customer. Our engagement with customers can involve asking specific questions about their human rights practice, and giving them risk management information and guidance to improve their policies and procedures. In some cases, we work with them to establish commitments and action plans to mitigate specific risks, which we then monitor.

How we engaged on

transactions requiring further

human rights due diligence

(July to December 2020)

Percentage of transactions undergoing further human rights due diligence (beyond screening) where we asked human rights–related questions directly to the customer

We do this to gain better understanding of the contextual risks and a company’s management capacity.

Percentage of transactions undergoing further human rights due diligence (beyond screening) where we provided risk management information or recommendations

We do this to help customers gain greater awareness and understanding of potential risks, and how to identify and mitigate/manage them.

Percentage of transactions undergoing further human rights due diligence (beyond screening) where we facilitated customer commitments

This is leverage at its finest. We do this to help our clients prioritize and action measures to manage risks and in some instances to provide remedy.

EDC 2020 Annual Report | Standing Up for People and the Planet | 71

SUCCESS STORY

Tata Communications Ltd. – taking the next values-driven step in addressing human rights principles

Today, information is arguably the world's most valuable commodity, so companies that manage the networks that transfer and give access to information – like Tata Communications Ltd. (Tata Communications), a digital ecosystem enabler with a vast global footprint, operating in the information and communications technology (ICT) sector – have tremendous responsibility.

Headquartered in India, Tata Communications has a history of purchasing goods and services from Canadian exporters. This provided the basis for EDC to establish a **strategic financial relationship** with Tata Communications, and to leverage that relationship to drive more trade from Canada into the company's global supply chain.

But the partnership goes deeper than just being financial. In the 2019 Annual Report, we introduced the environmental, social and governance (ESG) relationship between EDC and Tata Communications, which began in 2018. At the time, EDC had identified human rights risks that Tata Communications faced because of its sector, ICT, and some of the markets where it was operating. EDC and Tata Communications worked together on an action plan to address those risks, and in 2019 Tata Communications made significant progress against that plan.

The company introduced a new privacy policy outlining its commitment to prevent, assess and mitigate any risks related to freedom of expression and privacy. Tata Communications also updated its whistleblower policy to explicitly include human rights and grievance considerations.

In 2020, Tata Communications completed the third and final item of the action plan – employing a global expert consultancy firm to carry out a human rights impact assessment of the company's operations, with a specific focus on privacy and freedom of expression.

Upon completion, the assessment identified a list of recommended items to be further studied and addressed by Tata Communications. These findings also informed a new action plan that was agreed upon by EDC and Tata Communications in 2020, essentially a phase two of the 2018 plan. It includes as action items: developing a public-facing human rights policy; undertaking a materiality assessment of the recommended items from the impact assessment, with the purpose of determining requirements to implement those items (resources, funding, timelines, etc.); and lastly, completing the recommended items.

> **"Identifying human rights risks and then putting the policies and safeguards in place to mitigate against them is an iterative process, and it takes time and resources to get it right. Working with Tata Communications has been a pleasure because they've shown a genuine commitment to aligning with global best practices in their sector. They are bringing in all the right experts and staying engaged with EDC along the way. You can tell from their approach that they understand the inherent value of strengthening their ESG practices."**
>
> **– Vibhav Agarwal, EDC's Senior Regional Manager in Asia**

"Identifying human rights risks and then putting the policies and safeguards in place to mitigate against them is an iterative process, and it takes time and resources to get it right," says Vibhav Agarwal, EDC's Senior Regional Manager in Asia. "Working with Tata Communications has been a pleasure because they've shown a genuine commitment to aligning with global best practices in their sector. They are bringing in all the right experts and staying engaged with EDC along the way. You can tell from their approach that they understand the inherent value of strengthening their ESG practices."

Looking ahead, EDC will continue to work with Tata Communications on completing the action items in the company's ESG action plan. These are central to EDC's continued financial relationship with Tata Communications and will be monitored for ongoing compliance. Embedding ESG in this way helps ensure EDC's adherence to global ESG standards on risk management and better outcomes for people, while also helping global players like Tata Communications to strengthen their practices.

EDC 2020 Annual Report  |  Standing Up for People and the Planet  |   72

HUMAN RIGHTS DISCLOSURE

Leverage and remedy

We recognize that EDC can be connected to varying kinds of negative impacts on people and the environment through our relationships with our customers – no matter how robust our environmental and social due diligence processes. This is simply a reality of being connected to the global economy. What’s more, some of our clients are connected to sectors, geographies or business activities that are at higher risk of social and environmental impacts, and there may be third parties or value chain partners with less commitment or capacity to prevent and manage environmental and social risks and impacts.

EDC’s commitment to respect human rights does not mean that we need to avoid all transactions or impacts where environmental, social or human rights risks or impacts exist. Rather, the expectation of international frameworks is that – where such risks or impacts are present – EDC will take meaningful steps to seek to prevent and manage those risks and impacts.

Our Human Rights Policy commits us to build and use our leverage to prevent and manage human rights impacts that EDC might be connected to through customer relationships, and to enable remedy when impacts nevertheless occur.

In 2020, with the help of Shift, an external consultancy and the leading centre of expertise on the UNGPs, a cross-functional team developed principles and guidance to put these commitments into practice across EDC’s business – as a way of enabling our business while meeting stakeholder expectations.

The development and approval of the Principles on Leverage and Remedy by our Executive Management team in December 2020 required substantial education and awareness-raising at all levels of the organization. We also engaged with external stakeholders to inform them of the directions we were exploring and gather their feedback.

Emerging issues

EDC identifies, prioritizes, researches and monitors emerging environmental and social issues and risks related to transaction support on an ongoing basis. We recognize the realities of rapid technological developments, shifting political landscapes, and growing complexities in supply chains, trade and the nature of work.

As emerging risks become more salient, we incorporate them into our environmental and social risk assessment tools. In 2020, we disclosed details on the salient human rights risks that we identify with the telecommunications and software industries, and the apparel, footwear and textile sectors, along with how we manage these risks and engage with our clients in our Due Diligence Framework: Human Rights (see Appendices A and B).

We also disclosed our approach to identifying gender risks for project-related transactions and the different factors that contribute to gender risks, as well as how we engage with our customers to ensure that their Environmental and Social Risk Management system addresses gender risk appropriately. See Appendix C of our Due Diligence Framework: Human Rights.

We are committed to transparency and will continue to disclose details on our due diligence process as we develop human rights positions and approaches related to specific sectors, countries and issues.

Key terms

Leverage: Any and all of the actions that EDC might take to influence its customers or other responsible parties to prevent and address risks or impacts in response to concerns about potential environmental, social or human rights issues.

Remedy is the idea that when adverse impacts occur, affected stakeholders have a right to effective recourse.

In most cases, EDC’s responsibility is to use its leverage to encourage customers and other responsible parties to provide appropriate forms of remedy for people severely impacted by their activities.

EDC 2020 Annual Report | Standing Up for People and the Planet | 73

HUMAN RIGHTS DISCLOSURE

Capacity building

We continue to develop internal capacity for identifying, managing, engaging, and reporting on human rights across the organization.

Building on our 2019 efforts to introduce the UNGPs and discuss the practical implications of our new Human Rights Policy, we worked to develop capacity and embed ownership over human rights risk management across the organization in 2020.

With guidance from Shift, and the help of EDC’s Change Management team, the focus was on building understanding of human rights and the concepts of leverage and remedy in order to start preparing the organization for operationalizing the new Principles on Leverage and Remedy in 2021.

In 2020, a series of leverage and remedy information sessions were conducted for different lines of business, including underwriting, business development, legal, risk management and other teams across the organization. The sessions covered topics such as EDC’s Human Rights Policy and why and how EDC was pursuing a more systematic approach to leverage and remedy.

Shift and EDC’s human rights experts also delivered a leverage and remedy workshop for EDC’s Executive Management team, which included discussions on how to prioritize EDC’s efforts and deliver proactive value to customers.

Key performance metrics

In July 2020, we began piloting several new metrics for tracking and reporting on our human rights performance, as part of our commitment to provide stakeholders with a comprehensive picture of the work we do to manage our human rights risks and support our customers in managing theirs.

Selecting metrics that can be efficiently measured, that provide meaningful insight into our performance and that are useful for strategic decision making requires building our capacity as well as piloting and testing. We will continue developing and testing new human rights and environmental and social metrics going forward.

ADVOCACY AND STAKEHOLDER ENGAGEMENT

Influencing our peers

EDC plays an active and influential role with its peers in exchanging information about and promoting sound risk management principles.

We participate in the OECD environmental and social practitioner group and, in February 2020, delivered a presentation on Indigenous Peoples and the notion of free, prior and informed consent (FPIC) in the Canadian context. In September, along with a peer export credit agency, we presented our human rights–related due diligence approach for customers active in the telecommunications and software industries. This presentation spurred an informal working group with other export credit agencies (ECA) on the issue of human rights in these industries. The objective will be to raise awareness about human rights–related risks specific to the telecommunications and software industries, and discuss and promote consistent practices through the development of tools and resources for ECAs.

EDC was actively involved in the Equator Principles Steering Committee discussions leading up to Equator Principles 4 (EP4), specifically around the language related to the management of impacts on Indigenous Peoples and human rights, and in the development of the associated guidance for the implementation of the EP4. EDC implemented this new EP4 approach, as outlined in our Due Diligence Framework: Human Rights, as of July 1, 2020.

EDC 2020 Annual Report | Standing Up for People and the Planet | 74

HUMAN RIGHTS DISCLOSURE

External stakeholder engagement

EDC’s business is informed by, and benefits from, extensive engagement with a broad range of stakeholders. Given the breadth and complexity of issues related to our business, we welcome different perspectives and subject matter expertise to help strengthen our policies and practices.

We continued to increase our openness and transparency in 2020 so that our key stakeholders could learn more about our processes and progress. See Engaging with Stakeholders on page 46 and Transparency and Disclosure on page 48.

We engaged with numerous stakeholders as part of the development of our Human Rights Policy commitments on leverage and remedy. This included consulting with our shareholder, the Government of Canada, which expects EDC to align with the International Finance Corporation (IFC) Performance Standards, the UNGPs, and the OECD Guidelines for Multinational Enterprises. We also consulted with various civil society organizations and the Canadian Ombudsperson for Responsible Enterprise (CORE).

In October and November, we held three engagement sessions with representatives of civil society organizations. These meetings were an opportunity for EDC’s President and CEO as well as members from our Executive Management team to hear directly from stakeholders and to share EDC’s progress in the areas of the environment, human rights and business integrity. Details are provided on page 47.

One of the three sessions focused on a case study of an anonymous transaction with elevated ESG risks. The aim of the session was to give participants an insider’s view of the policies, processes and decision making behind complex transaction assessments. It was a valuable exercise that enabled stakeholders to learn more about EDC’s business, ask questions and share their views.

GRIEVANCE MECHANISMS FOR STAKEHOLDERS IMPACTED BY EDC CUSTOMERS

Grievance mechanisms are essential for ensuring that a company’s stakeholders, including community members, have a channel to raise complaints or concerns. As part of our transaction due diligence, we look closely at a company’s grievance mechanisms. When a high likelihood of potential or actual severe human rights impacts is identified, we assess the effectiveness of the company’s stakeholder engagement program and grievance mechanisms as described in the UNGPs.

We believe it’s essential for companies to strive to prevent issues by engaging proactively with affected stakeholders. Shortcomings in a company’s stakeholder engagement program and grievance mechanisms may trigger the need for additional due diligence and dialogue, as well as the inclusion of time-bound commitments in our customer agreements.

EDC also commits to take reasonable steps to co-operate in the Canada’s National Contact Point and Canadian Ombudsperson for Responsible Enterprise processes when our customers are involved.

EDC 2020 Annual Report | Standing Up for People and the Planet | 75

BOARD STEWARDSHIP

EDC’s Board is composed of seasoned professionals in the fields of business, finance, banking, insurance, human resources, technology, investment, policy and risk management. Members possess deep knowledge and understanding of various sectors including financial institutions, mining, energy, manufacturing, technology and retail. Their collective experience is leveraged to help inform EDC’s business direction.

EDC’s Board plays the important role, along with the Executive Management team, of ensuring that the corporation’s strategic direction and Corporate Plan are aligned with the Government of Canada’s trade priorities. In this regard, the Board is informed by guidance from the Minister of Small Business, Export Promotion and International Trade through the annual Statement of Priorities and Accountabilities.

PUBLIC POLICY OBJECTIVE

AND LEGISLATED

MANDATE

EDC’s mandate, powers and objectives are established by statute of the Parliament of Canada through the Export Development Act.

The statutory decennial Legislative Review for EDC was launched in June 2018. The review provided an opportunity to examine more closely the various facets of EDC’s operations and the role EDC plays in supporting Canadian exporters. The Board was engaged in EDC’s participation in the review process, with updates provided to Board members at every meeting. In June 2019, Global Affairs Canada released its report on the review and the corporation. The Board will continue to be engaged on the issues raised during the review and any future next steps, including Parliamentary review.

The Board is also responsible for receiving and overseeing execution of the Statement of Priorities and Accountabilities (SPA) received from the Minister of Small Business, Export Promotion and International Trade on an annual basis. The SPA informs the development of EDC’s Corporate Plan, complementing the ongoing dialogue between EDC and its shareholder. The 2021–2025 Corporate Plan was approved by the Board in the fall of 2020.

EDC 2020 Annual Report | Corporate Governance | 76

ACCOUNTABILITY AND OPERATIONS

With the exception of the President and CEO, the Board is independent of EDC’s management. The two entities have an effective working relationship, with the Board regularly reviewing the allocation of responsibilities. The EDC bylaw regulates the proceedings of the Board and establishes matters for which the Board has reserved authority. The Board Charter elaborates on roles and responsibilities, in terms of Board stewardship, and provides additional detail on Board proceedings.

At each Board and Committee meeting, time is reserved for Directors to meet in camera with the CEO and separately without the CEO. The Audit Committee meets in camera in three sessions: with representatives of the Office of the Auditor General of Canada; with EDC’s Senior Vice-President and Chief Internal Auditor; and as the full Audit Committee without the CEO. The Risk Management Committee holds regular in camera sessions with the Chief Risk Officer, as well as with the Vice-President and Chief Compliance & Ethics Officer. Additionally, Directors receive agendas and materials for, and are welcome to attend, any committees of which they are not members, with the exception of the Nominating and Corporate Governance Committee, where membership and participation are reserved for the Chair and Vice-Chair of the Board and the Chairs of the Board committees.

2020 FOCUS AREAS

The Board’s long-standing work to provide guidance and oversight related to EDC’s strategy, risks and opportunities created a strong foundation for the Executive Management team and the Board to build on in responding to the challenges of 2020 and developing a progressive and inclusive long-term corporate strategy.

ORGANIZATIONAL INCLUSION, DIVERSITY AND EQUITY

EDC welcomed one new member to its Board in 2020. EDC’s Board continues to be gender balanced, reflecting the organization’s commitment to inclusion, diversity and equity (ID&E). Throughout 2020, the Board dedicated significant time to overseeing the evolution of EDC’s ID&E strategy and implementation and supporting the organization’s drive for faster cultural change. This included Board member participation in the Intercultural Development Inventory assessment process to grow intercultural competence and Board engagement with leading ID&E experts in Canada.

RESPONDING TO THE PANDEMIC

The Board played a critical role in directing and overseeing the organization’s strategic pivot to respond to the COVID-19 pandemic crisis and the Canadian economic recovery. As leadership focused on setting EDC’s people up for success, the Board provided oversight – receiving regular reporting on aspects such as leadership communications and employee opinion survey results, performing an effective challenge function, and enabling senior management to make bold decisions as needed to address the demands on the organization and to support Canadian companies.

COMMUNICATION WITH STAKEHOLDERS

In a year when EDC was required to support more Canadian businesses than ever before, maintaining high-level oversight of EDC’s stakeholder engagement was a Board priority. In performing its oversight role, the Business Development and Performance Committee of the Board introduced stakeholder engagement as a standing agenda item, receiving regular reports and providing guidance, while monitoring market conditions, the needs of Canadian exporters and investors, the priorities of EDC’s shareholder, the Government of Canada, and the broader stakeholder community.

The Board celebrated EDC’s 75th anniversary early in the year, marking this important milestone with a reception for invited partners and champions for Canadian trade, hosted by the Board Chair and EDC’s President and CEO.

Board members also hosted a SheEO Activator event in 2020 to create awareness and encourage new membership to help more women-owned businesses and entrepreneurs go, grow and succeed internationally. SheEO is a global community of radically generous women who are transforming how women-led ventures are funded, supported and celebrated.

EDC 2020 Annual Report | Corporate Governance | 77

2020 FOCUS AREAS

GUIDING LONG-TERM STRATEGY DEVELOPMENT

Notwithstanding the immense short-term pressures on the Board and the organization more broadly, the Board also maintained a long-term strategic view and helped guide the development of EDC’s first-ever 10-year corporate strategy. Strategy development and oversight of execution were prioritized in the Board’s agenda in 2020 and included a dedicated series of strategy meetings in September.

Throughout the year, the Board worked closely with the Executive Management team to examine the trends affecting Canadian trade and engage in divergent thinking about the challenges facing Canadian exporters now and into the future. This work was invaluable for advancing the evolution of the corporation’s strategy and related reporting tools and processes for ensuring effective oversight of its execution.

In early 2021, EDC was featured in the Governance Professionals of Canada’s Excellence in Governance Special Edition Showcase, highlighting the organization’s success in the category of strategic planning, oversight and value creation by the Board of Directors, based on the Board’s strategic work over the course of 2020.

SUBSIDIARY OVERSIGHT

The Board continued to oversee EDC’s wholly owned subsidiary, Development Finance Institute Canada (DFIC) Inc./Institut de financement du développement Canada (IFDC) Inc., branded “FinDev Canada”. FinDev Canada is guided by a separate Board of Directors whose membership draws from the EDC Board (EDC’s President and CEO serves as FinDev Canada’s Chair), as well as independent directors. Taken together, this Board possesses a broad range of skills and experience in development finance and international markets. In 2020, the Board’s Nominating and Corporate Governance Committee dedicated time to assessing and planning for renewal of the FinDev Canada Board’s composition given the expiry of a number of Directors’ terms expected in 2021.

ENTERPRISE RISK MANAGEMENT

EDC is always exploring and expanding its reach into new international markets and sectors to support trailblazing Canadian companies. As it does so, the corporation inevitably encounters a wide variety of risks – financial, operational and strategic – across a diverse economic and political landscape. As such, enterprise risk management (ERM) – which builds risk management practices into EDC’s everyday operations – remains a priority of the Board.

In 2020, EDC’s Senior Vice-President and Chief Risk Officer (CRO) worked with the Chair of the Board’s Risk Management Committee to revise the Committee’s Terms of Reference to drive Board awareness and oversight of the organization’s progress in improving its risk management frameworks and practices. Enhancements included regular reporting, the introduction and refinement of risk dashboards, and routine engagement with EDC’s CRO and Chief Compliance & Ethics Officer.

EDC 2020 Annual Report | Corporate Governance | 78

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) AND

CULTURE OF ETHICAL CONDUCT

The Board provides oversight of the corporation’s overall ESG orientation, and it contributes to the ongoing evolution of EDC’s ESG strategy to improve the competitiveness of Canadian companies by helping them implement strong ESG practices. Throughout the year, ESG matters featured routinely across Board and Committee agendas. Topics included:

•	EDC’s new long-term corporate strategy and the evolution of ESG leadership as a strategic priority

•	EDC’s alignment with the Government of Canada’s direction on ESG matters

•	Initiatives to support underserved Canadian businesses such as women- and Indigenous-led companies

•	Evolution and implementation of EDC’s inclusion, diversity and equity strategy

•	Oversight of the implementation of EDC’s new Transparency and Disclosure Policy

ESG topics have been a standing agenda item for the Board’s Risk Management Committee (RMC) for many years. The RMC has oversight of EDC’s Enterprise Risk Management Framework, including the Environmental and Social Risk Management (ESRM) Policy Framework. It regularly reviews compliance with the corporation’s Environmental and Social Review Directive (ESRD) and receives quarterly updates regarding the implementation of the ESRM Policy Framework, which includes the Climate Change Policy and the Human Rights Policy. In 2020, the RMC reviewed:

•	Quarterly reports on the implementation of EDC’s ESRD

•	ESG assessments of, and updates on, key transactions and existing customers, including concerns that might be raised by civil society organizations

•	EDC’s initial efforts to explore climate stress testing and portfolio management

Since 2020, ESG matters have also been incorporated as a standing agenda item of the Board’s Business Development & Performance Committee (BDPC) meetings. The BDPC focuses on ESG developments through the strategic lenses of key performance indicators, strategy implementation and impact. In 2020, the BDPC reviewed:

•	EDC’s progress against its carbon intensity target under the Climate Change Policy

•	Development of EDC’s ESG key performance indicators and dashboard reporting

•	Outcomes and learnings from EDC’s CSR Advisory Council

•	Stakeholder engagement and outcomes of EDC’s civil society organizations panel

In addition, Board Chair Martine Irman continued to serve as the Board representative in meetings of EDC’s CSR Advisory Council, a group of distinguished experts who advise and guide EDC on its ESG practices.

More broadly, the Board promotes an ethical business culture and is sensitive to conflict-of-interest concerns. The Board approves EDC’s Employee Code of Conduct (Code), which incorporates the Values and Ethics Code for the Public Sector, and receives regular reports on employee training and sign-off to confirm adherence with EDC’s Code of Conduct. Board members are also expected to carry out their roles in accordance with EDC’s Board Code of Conduct. Training of all Board members on the Board Code is an annual obligation, and all Board members participated in this training in 2020.

EDC Directors file standing declarations of interest and refrain from discussions or voting where a real or potential conflict of interest exists. Board documents are screened to flag companies listed in the standing declarations of Directors so that transaction documents are withheld from a Director who has declared an interest in a party related to that transaction.

EDC 2020 Annual Report | Corporate Governance | 79

COMMUNICATION WITH

THE SHAREHOLDER

The Board continued to monitor and facilitate effective communication between EDC and its key stakeholders, including its shareholder, the Government of Canada. The Board welcomed the Deputy Minister for International Trade in the fall to discuss the government’s priorities for Canadian business and international trade. This was followed by a similar engagement with the Minister of Small Business, Export Promotion and International Trade to discuss the Minister’s expectations and priorities for EDC in regard to supporting Canadian businesses as they strive for economic recovery. These engagements were complemented by the Chair’s ongoing engagement with senior officials.

SENIOR MANAGEMENT

EVALUATION AND

SUCCESSION

As part of its responsibilities, the Board evaluates the performance of the President, Senior Vice-Presidents and other designated positions on an annual basis. The President’s annual performance objectives are set by the Human Resources Committee, are directly related to EDC achieving objectives set out in the Corporate Plan, and are aligned to the Statement of Priorities and Accountabilities issued annually to EDC by the Minister of Small Business, Export Promotion and International Trade. The Human Resources Committee reviews the President’s performance based on these objectives, and makes recommendations to the Board. The Board in turn provides the Government with recommendations for ratings related to the President’s performance rating, salary and variable pay. The Human Resources Committee also reviews performance and compensation of senior management and certain other positions on an annual basis, and it reviews talent management plans and business continuity plans.

In addition, the Board oversees senior management succession. The succession plan, as developed by management and approved by the Human Resources Committee, is a factor in senior appointments.

COMMITTEE MANDATES

AND REPORTS

EDC’s Board of Directors is supported by six Board committees. The Board regularly reviews the mandates and terms of reference for each of these committees, which are described below.

The Audit Committee ensures the Board fulfills its mandate in financial matters, as well as with respect to reporting any investigations by the Vice-President and Chief Compliance & Ethics Officer, and internal and external auditor terms of engagement. The Audit Committee approves and monitors important capital and administrative expenditures, reviews the implications of new accounting policies, and reviews internal and external audit results. The Committee approves quarterly financial statements for public release. All Audit Committee members are financially literate and independent of EDC management. The Committee, chaired by Robert McLeese, held five regular meetings in 2020.

Key areas of focus in 2020 included financial forecasting and developments in the global economy stemming from the pandemic, digital transformation, and ongoing organizational efforts to implement changes in international accounting standards. The Audit Committee provided regular reports to the Board in 2020 and engaged frequently with the Chief Internal Auditor and representatives of the Office of the Auditor General of Canada.

The Business Development and Performance Committee engages with management, and acts as an advisory body to the Board, to ensure that business performance is aligned with the corporation’s strategic direction. The Committee provides strategic policy direction as to how EDC can best continue to meet the evolving needs of Canadian exporters and investors; oversees the execution of the corporation’s strategy; and monitors performance against approved business strategies, plans and policies. The Committee, chaired by Pierre Matuszewski, held six regular meetings in 2020.

Key areas of focus in 2020 included reporting on business performance metrics; ESG; emerging trends across Canadian industry, commercial banks and the credit insurance market in response to the pandemic; and the Government of Canada’s pandemic response and post-pandemic economic recovery plans and related expectations of EDC.

EDC 2020 Annual Report | Corporate Governance | 80

COMMITTEE MANDATES AND REPORTS

The Human Resources Committee supports the Board’s oversight of human resources strategic planning and approves the management succession plan, employee and executive compensation, and the measures and targets for the corporate incentive program. It sets objectives and advises the Board on the assessment of the President’s performance, and oversees the design, investment strategy and performance of pension plans for employees. The Committee, chaired by Heather Culbert, held six regular meetings in 2020.

Key areas of focus in 2020 included the build-out and implementation of EDC’s ID&E strategy and organizational efforts to prioritize the health, safety and well-being of EDC and FinDev Canada employees during the pandemic.

The Risk Management Committee supports the Board’s oversight of the prudent management of EDC’s capital structure, including the management of credit, market and other enterprise risks. The Committee oversees and recommends updates to the internal policy framework governing authorization of EDC’s business activities, and it oversees the authorizations that EDC requires in order to undertake specific transactions. It reviews and recommends transactions requiring Board approval and monitors compliance with the Environmental and Social Review Directive. It also oversees EDC’s compliance and ethics programs and receives updates on portfolio management activities. The Committee, chaired by Lindsay Gordon from June 2020 onward, held six regular meetings in 2020. EDC wishes to thank Ms. Darlene Thibault for serving as chair of the Committee from October 2014 to April 2020 – under Ms. Thibault’s stewardship, many significant enterprise risk management milestones were achieved by the organization. Ms. Thibault’s time and dedication throughout her tenure are truly appreciated.

Key areas of focus in 2020 included capital management, enterprise-wide stress testing, organizational cybersecurity, and the review of EDC’s compliance and ethics programs.

The Nominating and Corporate Governance Committee handles matters relating to EDC’s governance regime. It provides input on the ethics program for Directors, selection criteria for appointments of the President and the Chair, profiles of the desirable skills and experience required of Directors, consideration of Board candidates, and Board orientation and education programs. It oversees the Board governance survey, monitors relations with management, and reviews the membership and mandates of committees.

In 2018, the Committee’s mandate was expanded to include governance of EDC subsidiaries. The Committee, chaired by the Board Chair, Martine Irman, held one meeting in 2020.

The Executive Committee has the authority to exercise certain Board powers, and meets only if necessary to deal with urgent matters that arise between Board meetings. The Committee, chaired by the Board Chair, Martine Irman, did not hold any meetings in 2020.

DIRECTOR REMUNERATION

Compensation paid to Directors is set by Order-in-Council. The Chair and other independent Directors receive an annual retainer for their services and for attending committee and Board meetings, plus a fixed per diem for travel time. The following compensation schedule has been in place since 2000, in accordance with Treasury Board Guidelines.

•	Chair of the Board: annual retainer of $12,400; $485 per diem

•	Other Directors: annual retainer of $6,200; $485 per diem

•	Chairs of committees (other than Executive Committee) and Vice-Chair of the Board: base retainer plus $2,000

Directors are reimbursed for their reasonable out-of-pocket expenses while performing their duties, including travel, accommodations and meals. Each Board member serves on multiple committees. There were 18 Board meetings (six regular and 12 special) and 24 committee meetings in 2020. From March onward, all Board operations were conducted virtually as a result of the travel restrictions and operational constraints stemming from the pandemic. All meetings and other engagements took place using videoconference technology, which allowed for effective communications and interaction.

The total remuneration paid to independent Directors including the Chair (annual retainers plus per diems) was $252,261 in 2020 compared to $259,147 in 2019. The total for business travel, promotion and meeting expenses paid to members of the Board plus meeting expenses for the Board and committees was $43,304 in 2020 compared to $249,870 in 2019 (both figures exclusive of the expenses of the President). The total for the President’s business travel and hospitality expenses in 2020 was $23,508 compared to $70,817 in 2019.

EDC 2020 Annual Report | Corporate Governance | 81

DIRECTOR REMUNERATION

Membership and attendance of EDC Board of Directors Committees in 2020

	Total Compensation (retainer plus per diem payments)	Audit Committee Meeting (3 = quorum)	Business Development & Performance Committee Meeting (3 = quorum)	Human Resources Committee Meeting (3 = quorum)	Nominating & Corporate Governance Committee Meeting (3 = quorum)	Risk Management Committee Meeting (4 = quorum)	Board of Directors Meeting (6 = quorum)

Boivin, Pierre	$18,446		6/6			6/6	17/18

Culbert, Heather	$26,569	5/5		6/6	1/1		18/18

Gordon, Lindsay	$18,325	4/5		5/6	1/1	5/6	15/18

Gupta, Karna	$20,144	5/5	6/6				18/18

Irman, Martine	$27,556			5/6	1/1	6/6	17/18

Lavery, Mairead	n/a			6/6		6/6	17/18

Lifson, Elliot	$13,778		4/6	4/6			15/15

MacWilliam, Karen	$20,144	5/5				6/6	17/18

Matuszewski, Pierre	$22,386		6/6	6/6	1/1		18/18

McLeese, Robert	$22,750	5/5			1/1	6/6	17/18

Sharma, Manjit	$3,975						2/3

Stairs, Andrea	$18,810			5/6		5/6	16/18

Thibault, Darlene	$20,447	5/5			0/1	6/6	18/18

Yuers, Kari	$18,931	5/5	6/6				17/18

TOTAL	$252,261

EDC 2020 Annual Report | Corporate Governance | 82

BOARD OF DIRECTORS

MARTINE IRMAN (CHAIR)

Toronto, Ontario

Martine Irman is a senior financial executive. With over 30 years’ experience in International Banking, Treasury, Securities and Trade, she brings significant experience in global strategy and a deep understanding of capital markets. Diverse financial transactional experience has also made Ms. Irman well-versed in core industries which underpin the Canadian and world economies. She has also spent 20 years sitting on both corporate and not-for-profit boards along with Executive Advisory Councils.

Ms. Irman is currently Chair of the Board for EDC and sits as an independent Director of the Board of the TMX Group of Companies. She values community involvement and is known for being a strong leader and mentor for women in the investment industry, as well as for engaging with and giving back to her community through historical and current leadership roles like in the United Way of Toronto and as Current Past Chair of the Board of the YMCA of Greater Toronto. Ms. Irman also serves as EDC’s Board representative to its CSR Advisory Council.

A graduate of the University of Western Ontario, Ms. Irman holds a Bachelor of Arts in Economics and Financial Studies. She has also completed the Wharton Business School Advanced Management Executive Program at the University of Pennsylvania. She is a graduate of the Rotman School of Management Institute of Corporate Directors and holds the ICD.D certification. Ms. Irman is bilingual in French and English.

PIERRE BOIVIN

Sainte-Foy, Quebec

Pierre Boivin was appointed to EDC’s Board of Directors in June 2018. He is currently a partner in the Business Law Group, National Leader of the Africa Group, and Mining Group Leader for the Quebec Region at McCarthy Tétrault LLP, a Canadian law firm. His practice focuses on mergers and acquisitions, private equity and related commercial matters in Canada and internationally. He is a member of various associations, including the Canadian Bar Association, the American Bar Association and the International Bar Association. Mr. Boivin is also Vice-Chairman of the Board of Directors of the Canadian Council on Africa, as well as a member of the Board of Directors of CPCS Transcom Limited and NSIA Participations, a financial institution based in the Ivory Coast, as a nominee of the National Bank of Canada. He is also a graduate of the Institute of Corporate Directors. Mr. Boivin has appeared repeatedly over the years as a leading Canadian lawyer, notably in the mining sector of Who’s Who Legal Canada, in the fields of mining, electricity, oil and gas, and corporate mid-market in the Canada Legal Lexpert Directory, as well as in the Lexpert guide to the leading cross-border corporate lawyers in Canada, in Lexpert’s Special Editions of the Leading Canadian Lawyers in Global Mining and Canada’s Leading Energy Lawyers, and in Chambers Global in the field of Energy and Natural Resources: Mining Foreign Experts (Canada).

HEATHER J. CULBERT (VICE-CHAIR)

Calgary, Alberta

Heather Culbert has over 27 years of experience in the oil and gas sector, including several senior positions, and was formerly the Senior Vice-President of Corporate Services at Enerplus, a mid-sized oil and gas company.

Ms. Culbert serves as Vice-Chair on the Board of EDC and chairs the HR Committee. She was recently appointed the Board Chair of Alberta Research and Innovation Advisory Council. She is a director on the Board of Whitecap Resources Inc., Chair of the United Way World Leadership Council, a member of the She Leads Economic Council of Alberta and is an Ex Officio member of the Board of United Way Calgary and Area. She recently completed two terms as Chair of the Southern Alberta Institute of Technology.

Ms. Culbert has been an active volunteer and philanthropist for many years and founded the Women on Boards initiative in Alberta. She has served as Board Chair of United Way of Calgary and Area, as a trustee of the Alberta Cancer Foundation, as a founder of C5 (Concerned Citizens for the Calgary Cancer Centre), Board Chair of the Alliance to End Violence, and Campaign Chair of the SAIT Promising Futures Campaign (phase II).

She has been recognized for her leadership and community service and, on March 26, 2019, was awarded the Governor General’s Sovereign Volunteerism Medal to recognize her exemplary philanthropic efforts in Canada. Ms. Culbert has received numerous other awards, which include the BMO Celebrating Women 2016 Community and Charitable Giving Award, a SAIT Honorary Bachelor of Science Degree in 2014, the Doc Seaman Generosity of Spirit Award as an individual philanthropist in 2013, the Alberta Centennial Medal for Community Service in 2005, and in 2003 she was recognized as SAIT’s Distinguished Alumna.

LINDSAY GORDON

Vancouver, British Columbia

Lindsay Gordon was appointed to EDC’s Board of Directors in April 2014 and was reappointed for a second term in June 2018. Mr. Gordon spent 25 years with HSBC, one of the world’s largest banking and financial services organizations, serving as President and CEO of HSBC

Bank Canada for nine years. Prior to HSBC, he spent 10 years in senior roles with EDC. Mr. Gordon currently serves on a variety of boards, including HSBC France and HSBC Bermuda. He is also Chancellor of the University of British Columbia (term commenced July 1, 2014) and co-founder of the CHILD Foundation. Mr. Gordon was a past Director for the CD Howe Institute and was a member of the Canadian Council of Chief Executives. Mr. Gordon was the 2010 recipient of the B’nai Brith Award of Merit for Outstanding Canadians and a recipient of the 2012 Queen Elizabeth II Diamond Jubilee Medal. He holds a BA and Master of Business Administration from the University of British Columbia.

EDC 2020 Annual Report | Corporate Governance | 83

BOARD OF DIRECTORS

KARNA GUPTA

Oakville, Ontario

Karna Gupta was appointed to EDC’s Board of Directors in June 2018. He has more than 35 years of industry experience in the technology sector, and his expertise and accomplishments span across North American and international business domains. Most recently, Mr. Gupta served as President and CEO of ITAC. His previous experience included roles as CEO and a member of the Board of Directors of Certicom Corp., President of the Billing Division at Comverse Technologies, Chief Marketing Officer for Comverse Americas, President of Sitraka Mobility, and several executive positions with Bell Canada, including as Vice-President, Product Development and Management. Currently, he serves on multiple boards, including as an independent Director at Kloudville, Baylis Medical, FinDev Canada and VOTI Detection. Mr. Gupta holds a Master of Business Administration degree in Marketing and Finance from Concordia University in Montreal, Quebec. He is also a recipient of the Queen’s Diamond Jubilee Medal.

ELLIOT LIFSON

(term concluded September 2020)

Montreal, Quebec

Elliot Lifson was appointed to EDC’s Board of Directors in March 2012 and was reappointed for a third term in June 2018. Mr. Lifson is Vice-Chairman of Peerless Clothing Inc. He is President of the Canadian Apparel Federation,

and in addition to his duties with the Federation, he is a member of the Board of the Apparel Manufacturing Institute of Quebec. As well, Mr. Lifson is Past Chairman of the Board of the Montreal Board of Trade and he currently sits on the Board in an advisory capacity. He also sits on the Quebec Government Committee, Export Québec. Mr. Lifson sits on the Board of many charitable institutions and currently serves as Professor at the Desautels Faculty of Management at McGill University and received its distinguished teaching award in 2013, and again in 2019. He is a recipient of the 2012 Queen Elizabeth II Diamond Jubilee Medal and was recognized in November 2017 with a Senate of Canada 150th Commemorative Medal. In 2020, Mr. Lifson also became a Member of the Order of Canada. He is a graduate in Law from the Université de Montréal and a member of the Quebec Bar. He received his MBA from the Ivey School of Business, University of Western Ontario.

KAREN MacWILLIAM

Wolfville, Nova Scotia

Karen MacWilliam was appointed to EDC’s Board of Directors in June 2018. With 35 years in the insurance and risk management fields, Ms. MacWilliam has held positions as an insurance underwriter, insurance broker and corporate risk manager in both Vancouver and

Edmonton. She has also operated a successful consultancy since 1998, with operations across Canada. Ms. MacWilliam is a current Director of the Nova Scotia Credit Union Deposit Insurance Corporation, and a former Director of Habitat for Humanity Nova Scotia. She has taught risk management at Dalhousie University, Simon Fraser University, and the University of Northern British Columbia, and has appeared as an expert witness with respect to matters pertaining to insurance and risk management in the Courts of B.C., Alberta and Nova Scotia. She is currently an arbiter for the Insurance Corporation of B.C. A native of Vancouver, B.C., Ms. MacWilliam holds a BA in Economics from the University of British Columbia and holds her CIP and FCIP designations from the Insurance Institute of Canada and a CRM designation from the Global Risk Management Institute.

PIERRE MATUSZEWSKI, ICD.D

Montreal, Quebec

Pierre Matuszewski was appointed to EDC’s Board of Directors in June 2018. With over 35 years of experience in the Canadian financial services industry, Mr. Matuszewski has held various roles at Société Générale (Canada), a schedule II Canadian chartered bank that is part of

Société Générale, an international bank headquartered in Paris. Mr. Matuszewski was also the first Canadian to lead the Canadian operations of Société Générale when he took over as President and CEO in 2009, a position he held until 2018. Previously, Mr. Matuszewski held positions at Laurentian Group Corporation, National Bank of Canada and McLeod Young Weir (Scotia McLeod). He is currently a member of the Board of Directors of various companies and institutions, including New Look Vision Group Inc. and the Canadian Investor Protection Fund, as well as being a Governor of McGill University. In addition to a Bachelor of Arts degree in Economics from Laval University and an MBA in Finance and Accounting from McGill University, Mr. Matuszewski holds numerous professional coaching and leadership certificates from business schools and universities.

EDC 2020 Annual Report | Corporate Governance | 84

BOARD OF DIRECTORS

ROBERT S. McLEESE

Toronto, Ontario

Robert McLeese was appointed to EDC’s Board of Directors in April 2015 and was reappointed for a second term in June 2018. He is the Founder and President of Toronto-based Access Capital Corp., a financial advisory firm specializing in the independent power industry, where he provides strategic and financing advice to buyers and sellers of alternative energy projects. Mr. McLeese is also Chairman and President of ACI Energy, Inc., Georgian Villas Inc. (operating as Cobble Beach Golf Resort Community), and a Director of Pond Technologies Inc. He is a past Director of Rand Capital Corporation, Buffalo, a past Advisory Board member of Fengate Capital and a past Director, Treasurer and President of APPrO (the Association of Power Producers of Ontario). He is also a past Director of Creststreet Power and Income Fund, which is a co-developer of wind projects in Quebec, Nova Scotia and Alberta. Mr. McLeese is the recipient of the 2011 Probyn Prize for innovation in sustainable energy finance and a recipient of the 2012 Queen Elizabeth II Diamond Jubilee Medal and of the 2017 APPrO industry Hedley Palmer award.

MANJIT SHARMA

(appointed October 2020)

Toronto, Ontario

Manjit Sharma joined EDC’s Board of Directors in October of 2020. She brings over 25 years of depth and experience in navigating a wide range of operational matters in a variety of industries. Ms. Sharma is Chief Financial

Officer for WSP Canada Inc. and a member of the international consultancy’s Canadian Leadership Team. Before joining WSP, she was on the National Executive Team of General Electric Canada (GE Canada), serving as Chief Financial Officer. Her responsibilities spanned strategic planning and analysis, mergers and acquisitions, tax oversight, risk, governance, diversity and inclusion. She has also served on the Board of GE Canada and is past-Chair of the GE Canada Pension Trust, overseeing investment strategy. Active in her community, Ms. Sharma serves on the Board of the Ontario Chamber of Commerce, and has held leadership roles with the Greater Toronto YMCA (Past Board member), Junior Achievement of Central Ontario (Past Governor) and FEI Young Luminaries Mentorship Program. She holds a Bachelor of Commerce degree from the University of Toronto and is a CPA CA and an alumni of the Rotman School of Management’s Judy Project for Executive Women in Leadership. In 2019, she was recognized as one of Canada’s Top 100 Most Powerful Women.

ANDREA STAIRS

Toronto, Ontario

Andrea Stairs was appointed to EDC’s Board of Directors in June 2018. As the General Manager of eBay Canada & Latin America, Ms. Stairs leads all facets of buyer marketing for one of the region’s largest e-commerce businesses. She also oversees eBay’s Canadian operations as President of eBay Canada Ltd. Previously, Ms. Stairs was GM of eBay

Canada & Latin America and was responsible for strategy and operations across more than 40 countries. Ms. Stairs sits on several boards, including Canada’s National Ballet School, Toronto Region Board of Trade and FinDev Canada. After receiving a BA from McGill University, Ms. Stairs obtained JD and MBA degrees from the University of Toronto. She is also the recipient of the Women’s Executive Network’s Canada’s Most Powerful Women: Top 100 Award, in the Corporate Executive category.

DARLENE THIBAULT

Laval, Quebec

Darlene Thibault was first appointed to EDC’s Board of Directors in January 2010 and was reappointed for a third term in June 2018. A Director of Equipment Leasing in the Corporate Finance Division at the Bank of Montreal since June 2015, Ms. Thibault was recruited to help build and launch a new product offering to add to BMO’s range of commercial services. Ms. Thibault was with the Bank of Nova Scotia from 2005 to 2015, her last role being Regional Director and Group Lead in the Specialized Financial Services where she managed the leasing portfolios as well as the Immigrant Investor Program for Eastern Canada and Quebec. A graduate from McGill University in the Faculty of Arts, Ms. Thibault has held positions at HSBC Bank, the Bank of Montreal, Bombardier Capital Ltd., AT&T Capital Canada Inc., and Pitney Bowes Leasing over her 20-year career in the financial industry. Ms. Thibault is also a member of the Institute of Corporate Directors.

KARI YUERS

Vancouver, British Columbia

Kari Yuers was appointed to EDC’s Board of Directors in June 2018. With 29 years in the concrete waterproofing and durability manufacturing sector, Ms. Yuers is the President and CEO of Kryton International Inc. Headquartered in Vancouver, B.C., and with regional offices in China, India,

Mexico, Singapore, the UAE, the U.S. and the U.K., Kryton exports to 50 countries through licensed distributors. Known for effective leadership, Ms. Yuers is currently the Chair of the Greater Vancouver Board of Trade and a Fellow of the American Concrete Institute. Ms. Yuers previously held board positions on the B.C. Premier’s Women’s Economic Council, the President’s Group, the American Concrete Institute International, and the Competitiveness B.C. Leadership Panel. She was the recipient of the EY Entrepreneur of the Year Award, Pacific Region, in 2003, and of the Influential Woman in Business Award in 2012.

EDC 2020 Annual Report | Corporate Governance | 85

EXECUTIVE MANAGEMENT TEAM

MAIREAD LAVERY

President and Chief Executive Officer

Mairead Lavery joined Export Development Canada in 2014 as Senior Vice-President for Business Development. From day one, she has been a passionate promoter of the Crown corporation and Canada’s exporters. Appointed President and CEO on February 5, 2019, Ms. Lavery is

determined to see EDC help thousands more Canadian companies “go, grow and succeed internationally”. Prior to EDC, Ms. Lavery held numerous executive roles at Bombardier. During her 16 years with the company, she managed large and complex portfolios, including Finance, Strategy, Business Development and Business Transformation. Since coming to EDC, her focus has been on expanding the Crown corporation’s impact in support of Canadian exporters by understanding their needs and championing their objectives here in Canada and in markets around the world.

Ms. Lavery is committed to social and environmental responsibility, addressing in particular the challenges of climate change, human rights and gender equity. She also believes in the imperative of a diverse and culturally inclusive workforce. Ms. Lavery is also the first woman to occupy EDC’s chief executive role in its 75-year history. A native of Northern Ireland, with a degree in Management and Accounting from Queen’s University Belfast, she is a Fellow of the Institute of Chartered Accountants in Ireland. In 2015, shortly after joining EDC, she experienced another very personal and proud landmark when she became a Canadian citizen.

CARL BURLOCK

Executive Vice-President and Chief Business Officer

Carl Burlock was appointed Executive Vice-President and Chief Business Officer in May 2019, with accountability for EDC’s lines of business, distribution and operations enablement functions. He was first promoted to Senior Vice-President and Global Head, Financing and

Investments in May 2014, with accountability for EDC’s SME financing, corporate financing, structured and project financing, and private equity business. Having joined EDC in 1997, Mr. Burlock also served as Vice-President of Commercial Markets and Small Business, Vice-President of HR Client Services, and Director of EDC’s Extractive and Resources Financing team, and held various positions within EDC’s industry sector areas. Prior to joining EDC, Mr. Burlock spent nine years as a mechanical engineer for Nova Scotia Power Inc. He holds a Master of Business Administration from Dalhousie University and a Bachelor of Mechanical Engineering from Dalhousie University/Technical University of Nova Scotia. He is also a graduate of the senior executive program of Columbia University.

MARSHA ACOTT

Interim Senior Vice-President and Chief Financial Officer

Marsha Acott was appointed Interim Senior Vice-President and Chief Financial Officer in September 2020, acting until May 2021. In this role, Marsha leads the finance organization, which includes Treasury, Corporate

Finance & Control, Finance Operations and Corporate Services. She joined EDC in 1998 and has held various positions of increasing responsibility in the Finance Group. Prior to joining EDC, she worked in a local Ottawa accounting firm. She holds a Bachelor of Commerce degree from the University of Ottawa and is a Chartered Professional Accountant. Marsha also serves on the Board of Directors of the Forum for International Trade Training (FITT) as the Treasurer and on the National Capital Region Chapter of Financial Executives International (FEI).

LORRAINE AUDSLEY

Senior Vice-President and Chief Risk Officer, Global Risk Management

Lorraine Audsley was formally appointed Senior Vice-President and Chief Risk Officer, Global Risk Management in May 2019 after assuming the role in an acting capacity in September 2018. As Chief Risk Officer, Ms. Audsley

oversees the financial, operational and strategic risks of the corporation, including the Compliance & Ethics, Risk Quantification, Enterprise Risk Management, Credit Adjudication and Portfolio Oversight functions. Ms. Audsley is the Chair of the Management Risk Management Committee and a member of various senior management committees, including the Enterprise Strategy, Asset Liability Management and Investment Committees. Beginning in April 2015, she served as Vice-President and Chief Credit Officer, where she was responsible for Credit Adjudication, Special Loans, Risk Transfer, and Risk Quantification. Previously, Ms. Audsley was Vice-President, International Financing, where she led a group that underwrote financing solutions for small and mid-market Canadian exporters and investors, and Vice-President, Business Intelligence & Innovation, where she led the corporate centres of expertise on Operational Excellence, Business Architecture and Enterprise Information Management. Ms. Audsley has held other roles throughout her career at EDC, primarily in the financing underwriting and risk management fields. Ms. Audsley has a Master of Finance from the Henley Business School of the University of Reading in England.

EDC 2020 Annual Report | Corporate Governance | 86

EXECUTIVE MANAGEMENT TEAM

STEPHANIE BUTT THIBODEAU

Senior Vice-President, Human Resources

Stephanie Butt Thibodeau was appointed to the role of Senior Vice-President, Human Resources in January 2016. She is responsible for the development of EDC’s people strategy to attract, engage and develop the talented employees who deliver on EDC’s vision and business objectives in support of Canadian trade. Prior to this appointment, Ms. Butt Thibodeau was the Vice-President for HR Client Services. She joined EDC in 1995 and has held leadership roles in all of EDC’s core lines of business, including financing, insurance and international business development. Ms. Butt Thibodeau holds a Bachelor of Commerce from the University of Ottawa and is a CFA charterholder.

JACQUES CHAMBERLAND

Senior Vice-President and Chief Digital Officer

Jacques Chamberland was appointed Senior Vice-President and Chief Digital Officer in October 2019. In this newly created role, he brings a proven track record of success in large-scale transformation and change leadership, particularly in the digital sphere and within financial institutions. As CDO, Mr. Chamberland heads the new digital and technology group, made up of business technology direction, business technology solutions, enterprise information security and data analytics. The group’s goal is to simplify EDC’s approach to technology, optimizing its value to drive business strategy, spur innovation and improve both the customer and employee experiences.

Prior to joining EDC, Mr. Chamberland was Senior Vice-President of Partnerships and Banking as a Service with National Bank of Canada, where he developed and led a new innovative line of business for the bank. He has held various senior executive roles in Canadian financial institutions over the past 10 years, and his responsibilities included leading large-scale transformation programs, digitization efforts, corporate strategic planning, portfolio management and post-merger integration.

After beginning his career at Bombardier Aerospace leading aircraft development programs, Mr. Chamberland worked at McKinsey & Company from 2005 to 2010, where he helped financial sector clients develop go-to market strategies, drive retail network optimization efforts and launch operational efficiency initiatives. He holds an MBA from INSEAD (France, Singapore) and a BA in aerospace engineering from École Polytechnique de Montréal. He also supports many community and charity causes, having led the development of a national strategy to improve high school graduation in Quebec and served as an executive member of the Montreal General Hospital, the Paul Gérin-Lajoie and the 24h Tremblant foundations.

CATHERINE DECARIE

Senior Vice-President, Channels and Marketing

Appointed Senior Vice-President, Channels and Marketing in May 2019, Catherine Decarie’s mandate is at the core of how EDC serves Canadian companies as they grow their business internationally. From identifying opportunities to better meet the needs of customers to overseeing EDC’s portfolio of Canadian small and medium-sized exporters, her responsibilities also include elevating awareness of EDC by engaging with customers, banks and partners to facilitate trade-related business opportunities. Since joining EDC in 2001, Ms. Decarie has risen through roles of increasing scope and responsibility. In 2013, she was named a member of the executive team as Senior Vice-President, Human Resources, a role she held until 2015 when she was appointed Senior Vice-President, Corporate Affairs.

A lawyer by trade, Ms. Decarie articled with McCarthy Tétrault and held numerous legal and human resources positions within the Toronto head office of a retailer operating in Canada and the U.S. before joining EDC. She earned her Bachelor of Arts from Mount Allison University and her Bachelor of Laws from Queen’s University. Ms. Decarie is a graduate of the Senior Executive Program of Columbia University, and the Prince of Wales Business and Sustainability Leadership Programme. She maintains her membership in the Law Society of Ontario.

JUSTINE HENDRICKS

Senior Vice-President, Sustainable Business and Enablement

Since her appointment in May 2019 as Senior Vice-President, Sustainable Business and Enablement, Justine Hendricks’ focus has been on supporting continuous improvement within EDC’s business lines to be more agile, efficient and effective, while also embedding sustainable business principles and practices for the environment, human rights and social welfare into every EDC business transaction. Ms. Hendricks joined EDC in 2006. In her previous role as Vice-President, Working Capital Solutions, she led a cross-Canada team devoted to meeting the working capital needs of small and medium-sized companies. Prior to this, she led the transformation of EDC’s Financing and Investment groups, which account for more than 80 per cent of the net revenue Export Development Canada generates annually. Prior to this, she led teams serving small businesses and investors in widely varied sectors, from fisheries and agriculture, to health sciences and light manufacturing.

Ms. Hendricks earned an MBA from the University of Ottawa and a Bachelor of Arts in urban studies from Carleton University. She holds a Certified Financial Planner Designation and, in 2007, received EDC’s Excellence in Team Leadership Award. Since 2013, she has been Chair for the Forum for Young Canadians, a foundation that provides young people with first-hand access to the minds, the procedures and the energy of Parliament Hill. In 2017, Ms. Hendricks received the Telfer Business School Trudeau Medal, the highest honour awarded to alumni in recognition of their leadership, initiative and contributions to the business world, the community and their alma mater.

EDC 2020 Annual Report | Corporate Governance | 87

EXECUTIVE MANAGEMENT TEAM

KEN KEMBER

Interim CEO, FinDev Canada

Ken Kember was appointed Interim CEO for FinDev Canada in June 2020. Ken will return to his role as Senior Vice-President and Chief Financial Officer in June 2021. Prior to joining EDC in 1995, he was a senior manager in the Accounting and Audit Group of

PricewaterhouseCoopers in Ottawa. Ken holds a BA and a Master of Accounting degree from the University of Waterloo, and is a Chartered Professional Accountant. He is also a graduate of the Senior Executive Program of Columbia University.

SVEN LIST

Senior Vice-President, Trade Connections

Sven List was appointed Senior Vice-President, Trade Connections in May 2019. A critical challenge confronting EDC is the goal of diversifying Canadian exports. This goal is central to Mr. List’s role, which is to lead the group charged with creating new connections and trade opportunities for more Canadian exporters. As well, he represents EDC’s brand across international markets as he and his group develop and manage relationships with EDC’s international clients, partners and stakeholders, while also managing and driving sustainable growth for EDC’s financing services. Before taking on his senior executive role, Mr. List was Vice-President of the Corporate Lending International team. Since joining EDC in 2000, he worked in progressively more senior roles in the Structured Project Finance (SPF) team before being promoted to VP and Head of Structured and Project Finance in 2014. Prior to joining EDC, he held positions of increasing responsibility within the Corporate Banking unit of a foreign bank’s operations in Mexico. Mr. List holds a Master of Business Administration from McGill University, and a BBA degree in finance and a BA in economics (honours) from the University of Texas at Austin.

DAN MANCUSO

Senior Vice-President, Financing and Investments

Dan Mancuso was appointed Senior Vice-President, Financing and Investments in May 2019. An important part of EDC’s mandate as Canada’s export credit agency is to help Canadian exporters and investors go, grow and succeed internationally, and one way we do this is by providing access to international growth capital. Mr. Mancuso and his Financing and Investments group do this by deploying capital to support the international expansion and growth of Canadian investors and exporters – small, medium and large – as well as supporting their ongoing financing needs and ensuring the smooth delivery of all of EDC’s financing and related services. Mr. Mancuso began his EDC career as a Financing Manager on the Automotive Team when he joined the organization in 1999. In 2005, he was promoted to Account Executive working with the automotive industry, followed by the promotion to Regional Vice-President, Business Development for Ontario in 2005. In 2009, he took on his first senior management role as VP, Customer Experience Group, where he oversaw the transformation of the organization drawing on Lean and the Shingo models. Prior to his appointment as Senior Vice-President, he served as VP, International Financing overseeing the Export Guarantee Program and International Financing and most recently as VP, International Growth Capital (IGC). Prior to joining EDC, Mr. Mancuso worked at TD Bank for 12 years in various roles, with his last as a Commercial Account Manager.

JULIE POTTIER

Acting Senior Vice-President, Channels and Marketing

Julie Pottier assumed the role of Acting Senior Vice-President, Channels and Marketing in December 2019. Her responsibilities include identifying opportunities to better meet the needs of customers, overseeing EDC’s portfolio of Canadian small and medium-sized exporters, and elevating awareness of EDC by engaging with customers, banks and partners to facilitate trade-related business opportunities.

She was appointed Vice-President, Commercial Markets and Small Business in March 2016. In this capacity, she was responsible for account management and business development activities for all Canadian customers and prospects in the commercial and small business segments. Since joining EDC in 1992, Ms. Pottier has held a variety of leadership positions, including being responsible for the leadership and management of EDC’s business development team in the province of Quebec. She also served as Regional Underwriting Director leading a team of underwriters responsible for providing insurance, bonding and financing solutions to Quebec customers.

EDC 2020 Annual Report | Corporate Governance | 88

EXECUTIVE MANAGEMENT TEAM

TODD WINTERHALT

Senior Vice-President, Communications and Corporate Strategy

Todd Winterhalt was appointed Senior Vice-President, Communications and Corporate Strategy in May 2019. The group he leads is responsible for reaching out to EDC audiences, internal and external, our stakeholders and the media, to drive greater visibility in the marketplace and tell the EDC story. As well, his team is charged with developing our organization’s long-term corporate strategy in support of Canada’s exporters and international investors. In addition to the strategy, communications, public affairs and economics teams, his group includes the corporate secretariat team, which manages the critical relationship between EDC’s Board of Directors and corporate strategy development. Prior to his current role, Mr. Winterhalt was EDC’s Vice-President, Global Trade, a group whose launch he oversaw in 2016. After joining EDC in 2002, he held a number of roles of increasing responsibility, including Vice-President, International Business Development; Vice-President, Human Resources; Chief International Research Advisor, Financing; and Director, Political Risk Assessment. Prior to joining EDC, Mr. Winterhalt served in the Canadian diplomatic corps where he held several roles, including as Consul and Trade Commissioner at the Canadian Consulate General in São Paulo, Brazil.

Mr. Winterhalt holds an Honours BA from the University of Western Ontario, and an M.Sc. from the University of Edinburgh, Scotland. He was the inaugural recipient of EDC’s Excellence in People Leadership Award and is a past-President of the Canadian Association of Professional Intelligence Analysts.

CLIVE WITTER

Senior Vice-President, Insurance and Working Capital Solutions

Clive Witter was appointed as Senior Vice-President, Insurance in May 2012. Mr. Witter has 30 years of experience in finance and insurance, most of it in senior leadership positions. Originally from the United Kingdom,

Mr. Witter has also worked in Canada, Ireland, Belgium and Hong Kong. Prior to joining EDC, he worked for PWC and then AVIVA Composite Insurance Group, one of the world’s largest insurance companies. His most recent position was as Chief Operating Officer, Continental Europe for Willis International, General Insurance Brokers, based in London. A Chartered Accountant, Mr. Witter is a graduate of University College of Swansea, Wales. He also sits on the Board of Directors of the Receivables Insurance Association of Canada.

EDC 2020 Annual Report | Corporate Governance | 89

MANAGEMENT’S DISCUSSION AND ANALYSIS Management’s Discussion and Analysis (MD&A) should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2020. All amounts are expressed in Canadian dollars. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This document contains projections and other forward-looking statements regarding future events. Such statements require us to make assumptions and are subject to inherent risks and uncertainties. These may cause actual results to differ materially from expectations expressed in the forward-looking statements.

ECONOMIC OVERVIEW	91

FINANCIAL RESULTS OVERVIEW	92

Impact of Foreign Exchange Translation on Financial Results	92

FINANCIAL PERFORMANCE	93

Net Financing and Investment Income	93

Net Insurance Premiums and Guarantee Fees	94

Other (Income) Expenses	95

Provision for Credit Losses	95

Claims-Related Expenses	96

Administrative Expenses	96

FINANCIAL CONDITION	97

Statement of Financial Position Summary	97

Corporate Plan Discussion	97

Portfolio Exposures and Credit Quality	100

Concentration of Exposure	100

Financing Portfolio	100

Insurance Portfolio	103

Marketable Securities and Derivative Instruments	106

Capital Management	107

Investor Relations	108

Off Balance Sheet Arrangements	108

Financial Instruments	109

Risk Management Overview	109

Risk Governance, Oversight and Design	110

Board and Its Committees	110

Management and Its Key Risk Committees	110

Key Risk Management Groups	111

Risk Taxonomy	112

Financial Risk Management	112

Operational Risk Management	117

Strategic Risk Management	117

CRITICAL ACCOUNTING POLICIES AND ESTIMATES	118

Change in Accounting Standards	118

Non-IFRS Performance Measures	119

SUPPLEMENTAL INFORMATION	120

EDC 2020 Annual Report | Management’s Discussion and Analysis | 90

ECONOMIC OVERVIEW

After growth slowed in 2019 amid rising trade tensions, the global economy was poised to improve in 2020. Unfortunately, the Novel Coronavirus 2019 (COVID-19) unexpectedly drove the world into a global health crisis. With the first wave of infections and government restrictions early in the year, the global economy experienced the sharpest decline ever recorded. Governments around the world reacted swiftly to provide unprecedented policy support. Central banks lowered interest rates to their effective lower bounds and enacted large-scale asset purchase programs, and governments transferred funds to affected households and businesses. As infections slowed, containment measures relaxed, businesses reopened, and household spending resumed, resulting in a sharp economic rebound in the third quarter. However, this partial recovery stalled towards the end of the year with a resurgence of infections. This led to consumers and businesses remaining cautious, and several key economies re-imposing restrictions.

Among advanced economies, the United States is a top performer, but still experienced a significant drop in employment and labour force participation. U.S. real GDP growth is estimated to have dropped by 3.7%. The Federal Reserve led the wave of global monetary policy easing by ramping up a variety of quantitative easing programs and quickly lowering its key policy interest rate in March 2020 to the target range of 0% to 0.25%.

Europe’s economy experienced a much sharper decline in GDP growth in 2020 of 7.5%, weighed down by the wide spread of COVID-19 cases and Brexit uncertainty with the United Kingdom’s exit from the European Union eventually finalized at year’s end.

Canada’s economy contracted by 5.4% in 2020. Exports were hit hard, falling by around 13% in nominal terms, but goods bounced back much faster than initially expected, and performed better than in the Global Financial Crisis of 2008-09. The Bank of Canada acted early in the pandemic, rapidly lowering its policy interest rate by 1.5% down to its effective lower bound. Large-scale asset purchase programs and direct fiscal support helped the economy considerably. The resurgence of COVID-19 increases uncertainty around the recovery of employment, exports and consumer spending which were experiencing a V-shaped recovery.

A number of measures were announced by the Government of Canada starting in March 2020 to increase our capacity to help Canadian companies facing financial challenges brought on by the global response to COVID-19. These measures include the activation of the Business Credit Availability Program (BCAP) which increases business volumes in the commercial financing and insurance programs through our existing suite of financial solutions, and the expansion of our domestic capabilities to enable us to help Canada’s financial institutions provide financing and credit solutions to Canadian businesses, helping even more companies raise the credit necessary to survive this unprecedented crisis. The Minister of Finance was also temporarily provided with the flexibility to set our capital and contingent liability limits as well as the Canada Account Limit, which ended on September 30, 2020. During this time, our contingent liability limit was increased from $45 billion to $90 billion and the Canada Account Limit was increased from $20 billion to $115 billion. Our authorized share capital was also increased during the year from $3 billion to $15 billion and we received capital injections totalling $10,967 million to support Canada’s response to the pandemic.

Due to the challenging economic environment, EDC’s allowance for credit losses in the loans portfolio increased 184% to $2.9 billion in 2020, with the largest increases being $662 million in the aerospace industry, $355 million in the information and communications technologies industry, $249 million in the mining industry, $173 million in the oil and gas industry and $309 million related to Sovereign obligors. In addition, the net premiums and claims liabilities for our insurance programs increased by $290 million largely due to the heightened risk brought on by the COVID-19 pandemic.

(1)   EDC supported 14.5% of total Canadian exports and investment abroad in 2020.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 91

FINANCIAL RESULTS OVERVIEW

Our net loss for the year was $1,352 million compared to net income of $462 million in 2019.

for the year ended December 31 (in millions of Canadian dollars)	2020	2019

Net financing and investment income	1,223	1,219

Net insurance premiums and guarantee fees(1)	285	257

Realized gains (losses)(2)	116	(7)
	1,624	1,469

Administrative expenses	556	538

Provision for credit losses	2,083	240

Claims-related expenses	416	126

Income (loss) before unrealized (gains) losses	(1,431)	565

Unrealized (gains) losses on financial instruments(2)	(79)	103

Net income (loss)	$ (1,352)	$ 462

(1)	Includes loan guarantee fees.

(2)	Included in Other (Income) Expenses on the Consolidated Statement of Comprehensive Income.

Items of note were as follows:

Provision for credit losses of $2,083 million in 2020 compared to $240 million in 2019. The provision for credit losses in 2020 was primarily due to downward credit migration, including impairments as a result of the COVID-19 pandemic.

Claims-related expenses increased by $290 million compared to the prior year due to an increase in the allowance for insurance claims as a result of heightened risk related to the COVID-19 pandemic.

Realized gains on financial instruments were $116 million in 2020 mainly due to realized gains on our marketable securities portfolio.

Unrealized gains on financial instruments were $79 million in 2020 mainly due to the volatility associated with our financial instruments carried at fair value through profit or loss.

Impact of Foreign Exchange Translation on Financial Results

The Canadian dollar relative to the U.S. dollar strengthened in 2020 resulting in a rate of $0.79 at the end of the year compared to $0.77 at the end of 2019. The impact of the stronger dollar was a decrease in our assets and liabilities which are primarily denominated in U.S. dollars and are translated to Canadian dollars at rates prevailing at the Statement of Financial Position date. Our business facilitated and the components of net income are translated into Canadian dollars at average exchange rates. The Canadian dollar average remained unchanged at $0.75 against the U.S. dollar in 2020.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 92

FINANCIAL PERFORMANCE

Net Financing and Investment Income

Loan Revenue

Loan revenue was $1,830 million in 2020, a decrease of $465 million from 2019. The total yield on our loan portfolio, including loan fees and impaired interest revenue, was 3.30%, a decrease of 107 basis points compared to the previous year. The decrease is primarily due to lower U.S. interest rates which declined in response to the COVID-19 pandemic.

Impaired revenue was $45 million, an increase of $16 million compared to 2019 due to an increase in new impairments.

Components of the change in loan revenue from 2019

(in millions of Canadian dollars)	2020

Increase in portfolio size	52

Foreign exchange impact	2

Decrease in revenue from lower yield	(523)

Decrease in performing loan interest revenue	(469)

Decrease in loan fee revenue	(12)

Increase in impaired revenue	16

Net change in loan revenue	$ (465)

For a breakdown of loan interest yield on our fixed and floating rate portfolios, refer to Table 1 in Supplemental Information.

Marketable Securities Revenue

We maintain a marketable securities portfolio in order to meet our liquidity requirements.

Our marketable securities revenue consists of income earned on short-term instruments, bonds and government securities held during the year.

Our marketable securities portfolio in 2020 was mainly sensitive to short-term U.S. Treasury rates. As these rates decreased in response to the COVID-19 pandemic, the yield on our marketable securities portfolio decreased from 2.28% in 2019 to 1.28% in 2020.

Components of the change in marketable securities revenue from 2019

(in millions of Canadian dollars)	2020

Increase in portfolio size	17

Foreign exchange impact	2

Decrease in revenue from lower yield	(109)

Net change in marketable securities revenue	$ (90)

Loan Revenue

Loan Interest Yield

Marketable Securities Revenue

EDC 2020 Annual Report | Management’s Discussion and Analysis | 93

Interest Expense

Our interest expense includes the cost of our debt and related derivatives. Interest expense totalled $760 million in 2020, a decrease of $547 million from 2019.

Our cost of funds decreased from 2.41% to 1.34% primarily due to a decrease in average yields for the year as a result of the decline in U.S. interest rates that occurred in the latter part of 2019, as well as significant global interest rate decreases in 2020 as a response to the COVID-19 pandemic. Debt yields on our floating rate portfolio have also declined to 1.18% in 2020 from 2.53% in 2019.

Components of the change in interest expense from 2019

(in millions of Canadian dollars)	2020

Decrease in expense from lower cost of funds	(587)

Increase in portfolio size	35

Foreign exchange impact	5

Net change in interest expense	$ (547)

Net Finance Margin

The net finance margin represents net financing and investment income expressed as a percentage of average income earning assets. Net financing and investment income consists of loan, marketable securities and investment revenues net of interest expense and financing related expenses.

The net finance margin for 2020 was 1.75%, a decline of 12 basis points compared to the prior year. Items contributing to the decline include higher spreads on our debt issuances, a lower yield on our marketable securities portfolio and an increase in impaired loans which only earn interest income on their net carrying value.

For a breakdown of net finance margin, refer to Table 2 in Supplemental Information.

Net Insurance Premiums and Guarantee Fees

Interest Expense

Net Finance Margin

Net premium and guarantee fee revenue earned in our insurance program totalled $230 million in 2020, an increase of $28 million compared to 2019. The increase reflects the business conducted through our COVID-19 pandemic support, which included support for SMEs, as well as additional business undertaken in the international trade guarantee and credit insurance product groups.

Net insurance premiums and guarantee fees earned under our international trade guarantee product group totalled $99 million, an increase of $17 million from 2019 mainly as a result of increased activity in the infrastructure and environment industry. Additionally, we had increased activity in the oil and gas industry largely due to our response to the COVID-19 pandemic.

Net insurance premiums earned under our credit insurance product group totalled $112 million, an increase of $12 million from 2019 mainly due to increased activity in the information and communication technologies and light manufacturing industries.

For the breakdown of insurance premiums and guarantee fees, refer to Table 3 in Supplemental Information.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 94

Other (Income) Expenses

Other income in 2020 totalled $195 million, compared to other expense of $110 million in 2019. We use a variety of financial instruments, including derivatives, to manage our interest rate and foreign exchange risk. Our marketable securities, derivatives and the majority of our loans payable are held at fair value, whereas our loans receivable	(in millions of Canadian dollars)	2020	2019

	Net unrealized (gain) loss on loans payable	395	470
	Net realized and unrealized (gain) loss on investments	(228)	(168)
	Net realized and unrealized (gain) loss on marketable securities	(216)	(173)
	Net unrealized (gain) loss on derivatives	(137)	(23)
	Fair value adjustments on loan disbursements	(19)	–
	Other	10	4

	Total	$ (195)	$ 110

are held at amortized cost. As a result of the differing accounting treatment, fluctuations in market rates result in unrealized gains and/or losses on those instruments carried at fair value, resulting in volatility in other (income) expenses. In 2020, due to declining interest rates, we recorded net unrealized losses of $144 million (2019 – $271 million). Refer to page 115 for further discussion on our derivatives.

In 2020, we had net realized and unrealized gains of $228 million in our investments portfolio mainly due to strong performance in both our fund and direct portfolios.

Net realized and unrealized gains in our marketable securities portfolio were $216 million in 2020 mainly due to $102 million in realized gains from the sale of assets as well as unrealized gains of $114 million due to the decline in market interest rates as a result of the COVID-19 pandemic.

Provision for Credit Losses

We recorded a provision for credit losses of $2,083 million related to our loan portfolio in 2020 primarily due to downward credit migration as a result of the COVID-19 pandemic, including increased provisioning requirements for our impaired portfolio, new impairments of several obligors and downgrades in our performing portfolio. We also made changes to three loss given default models in 2020, as discussed on page 151.

(in millions of Canadian dollars)	2020	2019

Remeasurements(1)	1,778	229

Updated probability of default models(1)	–	53

Updated loss given default models(1)	219	–

New originations(2)	612	104

Net repayments and maturities(2)	(526)	(146)

Provision for credit losses	$ 2,083	$ 240

(1)	Refer to Note 5 of the consolidated financial statements.

(2)

Represents provision requirement (release) as a result of repayments, performing loan sales, disbursements and new financing commitments. Also includes the impact of changes in collateral values for our secured loans as these impacts should be considered in conjunction with the impact of the repayments on these loans.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 95

Activity by industry within the provision for credit losses during the year was as follows:

Provision for credit losses by industry

(in millions of Canadian dollars)	Performing	Impaired	2020 Total	Performing	Impaired	2019 Total

Aerospace	527	135	662	(25)	57	32

Information and communication technologies	115	240	355	(26)	15	(11)

Mining	34	215	249	(43)	5	(38)

Oil and gas	83	90	173	41	18	59

Surface transportation	61	32	93	13	8	21

Other	151	91	242	28	119	147

Total Commercial	971	803	1,774	(12)	222	210

Sovereign	309	–	309	30	–	30

Total	$ 1,280	$ 803	$ 2,083	$ 18	$ 222	$ 240

For a breakdown of the provision for credit losses, refer to Table 4 in Supplemental Information.

Claims-Related Expenses

We recorded claims-related expenses of $416 million in 2020, an increase of $290 million over the prior year. Claims paid in 2020 include $111 million of claims paid to small- and medium-sized exporters mainly due to the impacts of the COVID-19 pandemic.

Our net allowance for claims for 2020 is mainly the result of heightened risk due to the economic uncertainty caused by the COVID-19 pandemic.

(in millions of Canadian dollars)	2020	2019

Claims paid	164	465

Claims recovered	(27)	(18)

Increase (decrease) in the net allowance for claims on insurance	279	(331)

(Increase) decrease in recoverable insurance claims	(3)	8

Claims handling expenses	3	2

Total claims-related expenses	$ 416	$ 126

Administrative Expenses

Administrative expenses for 2020 totalled $556 million, an increase of $18 million from the prior year. We experienced an increase in human resources costs resulting from the additional resources required to deliver on COVID-19 initiatives, and higher pension related costs. The pension increase is mainly due to the lower discount rate used to value the pension obligation.

The Productivity Ratio (PR) captures how well we use our resources and ultimately manage our costs. The 2020 PR decreased to 33.6% which was better than our Corporate Plan projection as our net revenue was higher than originally planned.

Administrative Expenses

EDC 2020 Annual Report | Management’s Discussion and Analysis | 96

FINANCIAL CONDITION

Statement of Financial Position Summary

Total assets were $67.7 billion at the end of 2020, an increase of $3.1 billion from 2019, mainly due to an increase in loans receivable and derivative instruments, partially offset by an increase in the allowance for losses on loans.

Loans receivable increased by $3.2 billion from 2019, mainly due to net loan disbursements. As a result of the challenging economic environment, EDC customers began to draw on their revolving credit facilities in order to preserve liquidity. In 2020, $1.2 billion was drawn on revolving facilities contributing to the overall growth in our gross loans receivable position.

The $1.7 billion increase in the allowance for losses on loans compared to 2019 is primarily due to a higher provision for credit losses as previously discussed.

Loans payable decreased by $7.4 billion from 2019 as the capital injections received were primarily used to pay down existing debt.

as at December 31 (in millions of Canadian dollars)	2020	2019

Cash and marketable securities	10,745	10,930

Derivative instruments	2,126	668

Loans receivable	54,722	51,565

Allowance for losses on loans	(2,630)	(930)

Investments	2,032	1,627

Other	702	712

Total Assets	$ 67,697	$ 64,572

Loans payable	45,020	52,404

Derivative instruments	1,623	1,269

Premium and claims liabilities	820	500

Other liabilities	944	643

Equity	19,290	9,756

Total Liabilities and Equity	$ 67,697	$ 64,572

Corporate Plan Discussion

(2021 discussion based on Corporate Plan submitted in 2020; numbers may vary from final approved Corporate Plan)

The following section discusses our 2020 results and financial position in comparison to Corporate Plan projections. We begin by looking back to our 2020 Corporate Plan and compare actual results to what was expected. Then we look forward to 2021 and provide an explanation of where we anticipate changes from our 2020 results and financial position.

Financial Performance

for the year ended December 31 (in millions of Canadian dollars)	2021 Corporate Plan	2020 Actual Results	2020 Corporate Plan

Net financing and investment income	1,250	1,223	1,324

Net insurance premiums and guarantee fees*	396	285	284

Other (income) expenses	91	(195)	5

Administrative expenses	713	556	545

Provision for credit losses	608	2,083	804

Claims-related expenses	300	416	200

Net income (loss)	(66)	(1,352)	54

Other comprehensive income (loss)	39	(81)	32

Comprehensive income (loss)	$ (27)	$ (1,433)	$ 86

*	Includes loan guarantee fees.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 97

2020 Corporate Plan

Net loss for 2020 was $1,352 million compared to 2020 Corporate Plan net income of $54 million. Items of note are as follows:

•

Provision for credit losses was $1,279 million higher than the Corporate Plan primarily due to unanticipated downward credit migration and new impairments due to the COVID-19 pandemic as well as changes to loss given default models as discussed on page 151.

•	Claims-related expenses were $216 million higher than the Corporate Plan mainly due to increased risk as a result of the economic uncertainty caused by the COVID-19 pandemic.

•

Other income was $200 million higher than the Corporate Plan mainly due to realized and unrealized gains on both our marketable securities and investments portfolios, partially offset by the volatility associated with our other financial instruments carried at fair value through profit or loss. Due to the difficulty in estimating this volatility, a forecast for unrealized gains and losses is not included in the Corporate Plan.

•

While interest rates have declined in 2020, thereby lowering both loan revenue and interest expense when compared with the 2020 Corporate Plan, net financing and investment income is $101 million lower than Corporate Plan. The decrease is mainly due to a decrease in loan fee revenue, lower net loan disbursements than planned, changes in interest rates and an increase in impaired revenue. As a loan goes impaired, interest income declines as revenue is recognized on the net carrying value of the loan rather than the gross carrying value.

2021 Corporate Plan

Net loss for 2021 is planned to be $66 million, an improvement of $1,286 million compared to 2020. Items of note are as follows:

•	Provision for credit losses is expected to decrease by $1,475 million as we do not expect the same level of downward credit migration in 2021.

•

Other expense is expected to be $91 million in 2021 compared to other income of $195 million in 2020. In 2021 we are projecting realized losses as a result of loan asset sales whereas in 2020 we had realized gains primarily on our marketing securities portfolio. In addition, we had unrealized gains on both our investments and marketable securities portfolios in 2020 but due to the volatility and difficulty in estimating unrealized gains and losses, a forecast for these amounts is not included in the Corporate Plan.

•	We are projecting a decline of $116 million in claims-related expenses in 2021 as we are not anticipating the same level of insurance risks brought on by the pandemic as in 2020.

•

Administrative expenses are expected to be $157 million higher than 2020. Additional resources are required in order to deliver on the COVID-19 related government initiatives which will lead to an increase in our salaries and benefits. We will also embark on a strategic transformation to drive better trade outcomes for Canada which will require significant investment in a number of areas including the enhancement of our digital capabilities.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 98

Financial Position

as at December 31 (in millions of Canadian dollars)	2021 Corporate Plan	2020 Actual Results	2020 Corporate Plan

Cash and marketable securities	8,916	10,745	9,512

Derivative instruments	1,733	2,126	761

Loans receivable	53,985	54,722	57,318

Allowance for losses on loans	(1,723)	(2,630)	(1,723)

Investments	1,679	2,032	1,803

Other assets	693	702	718

Total Assets	$ 65,283	$ 67,697	$ 68,389

Loans payable	46,305	45,020	53,713

Derivative instruments	2,018	1,623	2,065

Premium and claims liabilities	805	820	485

Other liabilities	923	944	683

Equity	15,232	19,290	11,443

Total Liabilities and Equity	$ 65,283	$ 67,697	$ 68,389

2020 Corporate Plan

Loans receivable for 2020 were $2.6 billion less than projected in the Corporate Plan mainly due to lower net disbursements and foreign exchange translation.

Loans payable were $8.7 billion less than the Corporate Plan as the capital injections received were primarily used to pay down debt. The capital injections were not anticipated at the time the Corporate Plan was prepared.

2021 Corporate Plan

The 2021 Corporate Plan is projecting a decrease in cash and marketable securities and an increase in loans payable due to anticipated dividend payments. For further discussion on the dividend payments refer to page 169.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 99

Portfolio Exposures and Credit Quality

CONCENTRATION OF EXPOSURE

EDC’s total exposure at the end of 2020 was $121 billion, an increase of $7 billion from 2019 primarily as a result of increased domestic support responding to the COVID-19 pandemic. The exposure within Canada increased from 20% in 2019 to 26% in 2020, while exposure in the United States (26%) remained consistent with 2019.

Exposure by Portfolio

as at December 31 (in millions of Canadian dollars)	2020	2019

Financing portfolio:

Financing assets(1)	56,804	53,228

Commitments and guarantees(2)	22,619	25,834

Total financing portfolio	79,423	79,062

Insurance portfolio:

Credit insurance	14,362	12,078

Financial institutions insurance	2,897	1,970

International trade guarantee	11,295	9,026

Political risk insurance	651	838

Reinsurance ceded(3)	(218)	(222)

Total insurance portfolio	28,987	23,690

Marketable securities and derivative instruments(4)	12,871	11,598

Total exposure	$ 121,281	$ 114,350

(1)	Includes gross loans receivable and investments.

(2)	Includes $770 million of investment commitments (2019 – $839 million).

(3)	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

(4)	Includes cash.

For a detailed breakdown of the major concentrations of total exposure by geographical market and industry, refer to Tables 5 and 6 in Supplemental Information.

Exposure by Geographic Market

Exposure by Industry

FINANCING PORTFOLIO

LOANS PORTFOLIO

We support Canadian exports and Canadian investments abroad by providing financing solutions to Canadian exporters and their foreign customers, to Canadian investors and to financial institutions. Not only do we provide solutions for exporters with existing contracts, we also proactively identify potential procurement needs for large foreign buyers as well as large foreign projects, match those needs to Canadian expertise and provide financing in order to develop opportunities for procurement from Canadian companies. Our financing products enable Canadian companies to provide their customers with flexible financing. To mitigate credit risk within our loan portfolio, we enter into risk transfer transactions such as unfunded loan participations and loan default insurance.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 100

Gross Loans Receivable

Gross loans receivable totalled $54,772 million at the end of 2020, an increase of $3.2 billion or 6% from 2019. The increase was mainly due to net disbursements of $3,380 million, partially offset by loan sales and write-offs during the year as well as foreign exchange translation.

In assessing the credit risk profile of our loan portfolio, we rate our obligors using a system of credit ratings as established in our credit risk-rating methodology. These ratings are reviewed on a regular basis. Based on their ratings, we then categorize our loans receivable into three risk classifications: investment grade, non-investment grade and impaired. See discussion on pages 150–151 related to risk ratings and the COVID-19 pandemic.

Individually Impaired Gross Loans Receivable

Impaired loans represent loans for which we no longer have reasonable assurance that the full amount of principal and interest will be collected on a timely basis in accordance with the terms of the loan agreement. At the end of 2020, impaired gross loans receivable totalled $1,964 million, an increase of $574 million from 2019 partially due to the period of economic uncertainty associated with COVID-19. During the year there were new impairments of $1,038 million including two obligors in the information and communication technology industry ($424 million), three obligors in the oil and gas industry ($214 million) and three obligors in the aerospace industry ($201 million). These additions were partially offset by principal recovered through repayments ($262 million) and loan sales ($180 million). Overall, impaired loans as a percentage of total gross loans receivable increased to 3.59% in 2020 from 2.69% in 2019.

Gross Loans Receivable

Note 5 in the Consolidated Financial Statements provides additional information on the activity in our impaired loans portfolio during the year.

Table 7 in Supplemental Information provides industry concentration on impaired gross loans receivable.

Commercial Loans, Loan Commitments and Loan Guarantees

(in millions of Canadian dollars)	Gross loans receivable	Commitments	Loan guarantees	Risk transfer		2020 Exposure		2019 Exposure
Industry					$	%	$	%

Aerospace	11,153	2,473	131	(96)	13,661	18	12,048	16

Surface transportation	7,973	3,003	518	–	11,494	15	10,893	14

Infrastructure and environment	8,339	2,472	604	–	11,415	15	8,523	11

Oil and gas	6,770	4,586	184	(573)	10,967	15	13,445	18

Mining	6,527	1,776	245	(527)	8,021	11	8,681	12

Light manufacturing	2,469	1,709	1,357	–	5,535	7	5,120	7

Information and communication technologies	4,431	389	679	(13)	5,486	7	6,799	9

Financial institutions	3,428	750	46	1,209	5,433	7	6,134	8

Resources	2,578	463	373	–	3,414	5	3,672	5

Total	$ 53,668	$ 17,621	$ 4,137	$ –	$ 75,426	100	$ 75,315	100

In order to manage our concentration risk, we enter into unfunded loan participation and loan default insurance agreements with financial institutions, thereby transferring exposure from other industries to the financial institutions industry.

In 2020, our non-investment grade exposure increased to 66% (2019 – 50%) of total exposure due to the period of economic uncertainty associated with COVID-19. The largest concentrations of non-investment grade exposures are within the aerospace (25%), oil and gas (17%) and infrastructure and environment industries (15%).

EDC 2020 Annual Report | Management’s Discussion and Analysis | 101

Our five most significant counterparty exposures representing $5,811 million, or 8% of the total commercial exposure at the end of 2020 were as follows:

•	one surface transportation industry obligor with total exposure of $1,306 million, located in the United Kingdom;

•	one information and communication technologies industry obligor with total exposure of $1,274 million, located in the United States;

•	one mining industry obligor with total exposure of $1,146 million, located in Chile;

•	one aerospace industry obligor with total exposure of $1,111 million, located in the United States; and

•	one mining industry obligor with total exposure of $974 million, located in the United Arab Emirates.

After consideration of unfunded loan participations and loan default insurance, our exposure to these counterparties is $5,098 million.

Sovereign Loans, Loan Commitments and Loan Guarantees

(in millions of Canadian dollars)	Gross loans receivable	Commitments	Loan guarantees		2020 Exposure		2019 Exposure
Country				$	%	$	%

Angola	427	–	–	427	36	454	35

Egypt	299	53	–	352	29	329	26

Indonesia	81	–	–	81	7	116	9

Serbia	53	–	–	53	4	60	5

Pakistan	47	–	–	47	4	48	4

China	44	–	–	44	4	53	4

Uruguay	–	–	36	36	3	49	4

Cuba	35	–	–	35	3	35	3

Rwanda	33	–	–	33	3	44	3

Other	85	2	–	87	7	93	7

Total	$ 1,104	$ 55	$ 36	$ 1,195	100	$ 1,281	100

Sovereign exposure includes 93% of non-investment grade exposure (2019 – 92%).

Allowance for Credit Losses

The total allowance for losses on loans, loan commitments and loan guarantees was $2,900 million at the end of 2020, an increase of $1,880 million from 2019, mainly stemming from the COVID-19 pandemic.

The key components impacting the allowance in 2020 were as follows:

•	remeasurement as a result of net downward credit migration – increase of $1,778 million;

•	new originations – increase of $612 million;

•	implementation of new and updates to loss given default models – increase of $219 million;

•	net repayments and maturities – reduction of $526 million;

•	loan write-offs – reduction of $73 million; and

•	the strengthening of the Canadian dollar relative to the U.S. dollar – decrease of $130 million.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 102

INVESTMENTS

EDC plays a role in supporting the export growth of Canadian companies by helping them to access capital and financing in order to reach global market opportunities. Our solution suite covers a broad range of solutions with a portfolio of debt, late stage venture capital and private equity investments focused on promising Canadian exporters. Our exporter investments are made both directly into Canadian businesses and via Canadian fund partners. In addition we invest in international funds in key priority markets where such investments can serve to facilitate the connection of Canadian business activity to international markets, with the goal of growing Canadian exporters and facilitating foreign business connections. Investments are normally held for periods greater than five years. Divestitures are generally made through the sale of our investment interests through private sales to third parties or sales on public markets.

In response to COVID-19, EDC also supported Canadian exporters in 2020 by establishing an investment matching program to enable the rapid deployment of liquidity to support Canadian Small- and Medium-sized Exporters (SME). The program matches investments made by private sector institutional venture capital, private equity and corporate partners.

Consistent with our business goal of growing investments, our exposure increased by $337 million to $2,802 million in 2020 largely as a result of new private equity investments. During the year, we signed an additional $299 million of investment arrangements (2019 – $445 million) which included $126 million invested in 56 SMEs under the matching program.

Refer to Table 9 in Supplemental Information for a breakdown of exposure for our investments.

INSURANCE PORTFOLIO

Credit insurance facilitates export growth by mitigating risk, providing companies with the confidence to do business abroad knowing that their receivables will be paid should their buyer default on payment. It also enhances their cash flow as banks are generally comfortable providing additional support when their customers’ foreign receivables are insured.

Financial institutions insurance supports Canadian exporters for bank and foreign buyer counterparty risk in trade transactions.

EDC’s international trade guarantee products are delivered through partnerships with banks and surety companies. Our performance security and surety bond products are used by exporters primarily to guarantee their contract performance, which helps free up working capital. Our partnerships with banks and surety companies help them mitigate their risks and make it easier for exporters to obtain the coverage they need. We provide contract frustration insurance coverage to protect against commercial and political risks resulting from buyer non-payment associated with a specific contract.

Political risk insurance provides coverage for political events that could adversely impact a company’s foreign operations and/or its financial intermediaries by protecting investments and assets in other countries, typically in emerging markets.

The assistance that EDC provides to our policyholders within our four primary insurance product groups is counted in various ways. Under the credit insurance and financial institutions insurance product groups, the policyholder declares their sales volume to entities covered by their policy. These declarations are counted as business facilitated for these product groups. Within our international trade guarantee product group, a facility is established and the policyholder makes requests for cover to initiate specific coverage. These requests represent business facilitated by EDC. As transactions are signed within our political risk insurance product group, they are also counted as business facilitated.

In addition to directly underwriting insurance policies, we assume exposure from other insurers to fulfill our mandate to support Canadian exporters. We also cede reinsurance to other insurance companies to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large exposures.

As part of EDC’s response to the COVID-19 pandemic, we enhanced our existing insurance programs to further support companies, including SMEs, facing liquidity challenges. This was achieved by increasing our exposure limits for several products in the credit insurance and international trade guarantee programs due to increased demand from Canadian businesses as well as increasing our risk appetite in those programs to cover more Canadian exporters.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 103

Insurance in Force

Our liability associated with outstanding insurance policies and guarantees is referred to as insurance in force and exposure throughout this annual report.

Insurance in force totalled $28,987 million at the end of 2020 (2019 – $23,690 million). The increase was mainly due to our COVID-19 pandemic support.

The following charts show the exposure by industry of our credit insurance and international trade guarantee product groups:

Credit Insurance Exposure by Industry	International Trade Guarantee Exposure by Industry

The following charts show the exposure by geographic market for our financial institutions and political risk insurance product groups:

Financial Institutions Insurance Exposure by Geographic Market	Political Risk Insurance Exposure by Geographic Market

EDC 2020 Annual Report | Management’s Discussion and Analysis | 104

Claims

The following table provides a breakdown of claims paid by exporter’s insured industry:
(in millions of Canadian dollars)		2020		2019
	$	%	$	%

Light manufacturing	64	40	22	5

Infrastructure and environment	38	23	23	5

Resources	24	15	15	3

Information and communication technologies	17	10	10	2

Surface transportation	12	7	13	3

Oil and gas	9	5	382	82

Claims paid	164	100	465	100

Claims recovered	(27)		(18)

Net claims paid	$ 137		$ 447

Claims Submitted, Paid and Under Consideration

Claim payments totalled $164 million in 2020 and were comprised of 1,136 claims related to losses in 83 countries (2019 – 1,303 claims in 79 countries). In 2020, the largest concentration of claim payments was in our credit insurance product group relating to risks in North America.

In 2020, we recovered $31 million in total (2019 – $20 million) of which $4 million was disbursed to exporters (2019 – $2 million).

For a breakdown of claims by size concentration, refer to Table 10 in Supplemental Information.

Premium and Claims Liabilities

Premium and claims liabilities represent our estimate of future claims under the terms and conditions of our insurance policies.

In 2020, the risk in the insurance portfolio increased primarily due to the economic uncertainty caused by the COVID-19 pandemic. As a result, we developed a methodology to estimate the anticipated impacts of the pandemic to our entire portfolio by estimating industry-specific risk ratings and reflecting these in the expected frequency of future claims.

At the end of 2020, the premium and claims liabilities were $820 million. The liability net of the reinsurers’ share was $670 million, an increase of $290 million from 2019, primarily due to an increase in liabilities as a result of COVID-19.

The reinsurers’ share of our premium and claims liabilities is recorded as an asset on the Consolidated Statement of Financial Position and is also included in our premium and claims liabilities. The reinsurers’ share of premium and claims liabilities was $150 million. If we were required to pay a claim on reinsured policies, we could recover from the reinsurer depending on the terms of the agreement.

Premium and Claims Liabilities as a % of Insurance in Force (net of reinsurance)

EDC 2020 Annual Report | Management’s Discussion and Analysis | 105

As permitted by International Financial Reporting Standard 7 – Financial Instruments: Disclosures, we have displayed certain parts of our Management’s Discussion and Analysis which discuss the nature, extent and management of credit, liquidity and market risks in green font. These disclosures form an integral part of our audited consolidated financial statements for the year ended December 31, 2020.

MARKETABLE SECURITIES AND DERIVATIVE INSTRUMENTS

Our policies and procedures, which are reviewed periodically, are designed to limit and manage credit risk associated with marketable securities and derivative instruments. These policies and procedures define the minimum acceptable counterparty rating in alignment with the Minister of Finance Financial Risk Management Guidelines for Crown Corporations. In addition, we have policies which are reviewed periodically and procedures that establish credit limits for each counterparty, which are reviewed by management no less than annually. These policies and procedures are designed to limit and manage the credit risk associated with these financial instruments.

Our interest-bearing deposits and marketable securities portfolio expose us to the risk that the deposit-taking institutions or counterparties will not repay us in accordance with contractual terms. Our potential deposit and marketable securities credit exposure is represented by the carrying value of the financial instruments.

The following table provides a breakdown, by credit rating and term to maturity, of our deposits and marketable securities credit exposure:

(in millions of Canadian dollars)
	Remaining term to maturity
	Under 1	1 to	Over	2020	2019
Credit rating	year	3 years	3 years	Exposure	Exposure

AAA	3,514	1,991	2,613	8,118	9,658

AA+	–	20	6	26	27

AA	–	–	–	–	40

AA-	789	–	–	789	732

A+	1,634	–	38	1,672	244

A	40	–	–	40	225

A-	98	–	–	98	–

BBB+	–	–	–	–	4

BBB	2	–	–	2	–

Total	$ 6,077	$ 2,011	$ 2,657	$ 10,745	$ 10,930

Derivatives expose us to the risk that the counterparty will not repay us in accordance with contractual terms. Our potential derivative credit exposure is represented by the replacement cost of contracts that have a positive fair value. For a more in-depth discussion on the use of derivative instruments, refer to the section on derivative instruments (see page 115).

All swaps are transacted with high credit quality financial institutions. We operate a collateral program to mitigate credit exposure related to swaps used to hedge risk within our funding program. As market rates move between the settlement date and maturity date of the swap, the financial instrument attains value such that to terminate the swap early, one counterparty would need to make a payment to the other to compensate for the movement in rates. In order to mitigate the credit risk, we enter into collateral agreements with financial institutions with whom we undertake swap transactions. Under the terms of the swap agreements, when the credit exposure surpasses an agreed upon threshold, collateral in the form of government securities is posted with an independent third party by our swap counterparty. At the end of 2020, $292 million was posted as collateral by our counterparties to mitigate credit risk associated with swap agreements.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 106

The following table provides a breakdown, by credit rating and term to maturity, of our derivative credit exposure and how it is offset against exposure netting amounts and collateral held. Exposure netting amounts represent derivative contracts where there is an agreement with the counterparty (netting agreement) that allows us to offset the counterparty’s derivative credit exposure to us against our credit exposure to that same counterparty. After applying both exposure netting and collateral held, our net exposure is $546 million (2019 – $79 million). The net exposure increased from prior year primarily due to foreign exchange rate movement on long-term currency swaps, as well as new short-term foreign exchange swaps which transferred the Canadian dollars received from the capital injection into U.S. dollars.

(in millions of Canadian dollars)
	Remaining term to maturity
	Under 1	1 to	Over 3	Gross	Exposure		Collateral	2020 Net	2019 Net
Credit rating	year	3 years	years	exposure	netting	*	held	exposure	exposure

AA-	197	577	631	1,405	(1,036)		–	369	41

A+	61	139	61	261	(164)		(23)	74	3

A	24	81	325	430	(85)		(269)	76	35

A-	2	–	28	30	(3)		–	27	–

Total	$ 284	$ 797	$ 1,045	$ 2,126	$ (1,288)		$ (292)	$ 546	$ 79

* As a result of netting agreements.

Credit risk for marketable securities and derivative instruments is reported on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.

Capital Management

Our capital management framework ensures that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board. Our capital is first and foremost available to support Canadian exporters and investors for the benefit of Canada. Being appropriately capitalized has allowed us to fulfill our mandate and sustain continued risk capacity for Canadian exporters and investors.

We have a capital management framework in place which follows the Internal Capital Adequacy Assessment Process (ICAAP). Under ICAAP, EDC targets a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA. This solvency standard aligns with that of leading financial institutions and with the key principles of financial self-sufficiency.

We assess capital adequacy by comparing the supply of capital to the demand for capital. Demand for capital, which is calculated by models or approaches that estimate the capital required to cover the potential losses consistent with an AA solvency level, includes credit, market, operational, pension plan and business/strategic risk. The supply of capital is determined by our financial statements and consists of paid-in share capital and retained earnings.

Capital Adequacy

as at December 31
(in millions of Canadian dollars)	2020	2019

Demand for capital

Credit risk	4,829	2,965

Market risk	1,135	934

Operation risk	226	225

Strategic risk	524	412

Pension plan risk	545	469

Strategic initiatives	300	100

Total demand for capital	$ 7,559	$ 5,105

Supply of capital	$ 19,290	$ 9,756

EDC implied solvency rating	AAA	AAA

EDC 2020 Annual Report | Management’s Discussion and Analysis | 107

We measure and report changes to capital supply, capital demand and its implied solvency rating to Executive Management monthly. These capital measures are reported regularly to the Board together with forward looking stress tests which model the potential impact on capital of severe but plausible risk events.

We strive to ensure that our risk and capital management policies are aligned with industry standards and are appropriately sophisticated relative to our risk profile and business operations.

In 2020, as a result of our actions to support Canada’s response to the COVID-19 pandemic, we received capital injections totalling $10,967 million and did not pay a dividend to the shareholder. In addition to declaring a dividend of $580 million in 2021 according to our current dividend policy, we are also declaring a special dividend of $6.7 billion based on the capital position of the BCAP programs and a targeted ICAAP ratio.

Investor Relations

Treasury issues debt securities and manages EDC’s liquidity while mitigating operational, financial and reputational risks.

Funding

In 2020, we borrowed USD 8.9 billion in the global capital markets by issuing fixed income securities in both public and private formats in eight currencies.

We were active in the public markets during the first quarter of the year and issued a five-year 700 million Great British Pounds (GBP) Sterling Overnight Index Average (SONIA) bond, a five-year 1 billion Euro Fixed Rate bond, and a three-year 2 billion US Dollar Global Fixed Rate bond.

Fiscal 2020

Total Funding USD 8.9 billion

When the COVID-19 pandemic began in mid-March, we did not return to the public markets and instead funded the balance of our long-term needs with private placement transactions, callable bonds and emerging market currency notes.

We received two capital injections in 2020 from our shareholder, first in March for $1.67 billion and a second injection in November for $9.3 billion. These injections allowed us to have sufficient liquidity to support EDC’s response to the COVID-19 pandemic and reduced our need to borrow.

Off Balance Sheet Arrangements

In the normal course of business, we engage in a variety of transactions with structured entities (SEs). SEs are generally created for a single purpose, have a limited lifespan and are used for risk management, legal or taxation reasons to hold specific assets for their benefactors. These transactions are generally undertaken for risk, capital and funding management purposes that benefit our customers. In accordance with IFRS, those SEs where we are not exposed or do not have rights to variable returns from our involvement with the SE and do not have decision-making power to affect the returns of the SE, have not been consolidated on our Statement of Financial Position.

EDC may also use SEs to hold assets that have been foreclosed upon and cannot be held directly for legal or taxation reasons, typically for foreclosed assets in foreign countries. Refer to Note 24 for further details.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 108

Financial Instruments

Given the nature of our business, our assets and liabilities are substantially composed of financial instruments. Financial instrument assets include cash resources, securities, investments, loans receivable and recoverable insurance claims, while financial instrument liabilities include accounts payable, loans payable and loan guarantees.

In accordance with IFRS, the majority of our financial instruments are recognized in the Consolidated Statement of Financial Position at their fair value. These financial instruments include marketable securities, investments, derivative instruments, loans payable designated at fair value through profit or loss and recoverable insurance claims. Note 3 of the consolidated financial statements outlines the accounting treatment for our financial instruments, while Note 21 provides details of how their fair values are determined.

Derivative Instruments

We may also use a variety of derivative instruments to manage interest rate risk, foreign exchange risk and credit risk. Derivative instruments used include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps and foreign exchange forwards.

We do not use derivatives for speculative purposes. These derivatives are only contracted in accordance with policies established in the Global Risk Management Group (GRM Group) and approved by our Board of Directors. Both our internal policies and guidelines and those set by the Minister of Finance limit our use of derivatives. Derivative counterparty credit risk is managed by contracting only with creditworthy counterparties, and in certain cases entering into collateral agreements with those counterparties. For further discussion on our risk management framework, refer to the Risk Management discussion on the following pages.

Risk Management Overview

As Canada’s export credit agency, EDC is in the business of taking risk. It is through the assumption of risk that we deliver on our mandate and generate value. Our global business activities expose us to a wide variety of risks – financial, operational and strategic – across a diverse economic and political landscape. As we seize new business opportunities, we must be vigilant in our efforts to identify and anticipate risks and manage them in a prudent manner. By doing so, we will safeguard our ability to achieve our business objectives and remain sustainable and relevant in the years to come.

We have established a foundational Enterprise Risk Management (ERM) practice and we have made significant investments in our risk management activities. We have adopted a plan to mature our risk management activities to ensure comprehensive, enterprise-wide risk management. Our intended outcomes incorporate guidance provided by the Office of the Superintendent of Financial Institutions, the Office of the Auditor General and industry leaders.

At EDC, ERM is not about taking more or less risk but developing a governance system that enables us to manage the risks we do choose to take. This effort involves, among other things, elevating risk awareness, understanding and foresight throughout the organization. By better managing risk, we can serve more exporters and investors and in so doing, play a more significant role in Canada’s trade ecosystem.

Our ERM emphasizes a strong risk culture of oversight and clear direction, ownership and accountability, and the requirement for robust monitoring and reporting. Key elements include: governance in accordance with a three-lines-of-defence model (3LD), an industry best-practice approach to risk governance; articulation and operationalization of our risk appetite; enhanced discipline around risk management processes; and integration of new financial and operational risk policies.

Our Board of Directors and management team are actively engaged to ensure that a risk management program is effectively implemented at all levels of the corporation.

In accordance with our ERM Framework, progress has been made with respect to adoption of the 3LD model. Implementation of the 3LD model will ensure that we continue to manage our business according to the evolving standards of Canadian financial institutions and that appropriate checks and balances are in place as we take on risk in order to deliver solutions for our customers.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 109

Risk Governance, Oversight and Design

Our evolving risk governance structure balances strong central oversight and control of risk with clear accountability for and ownership of risk within the front lines. The 3LD risk governance model ensures a balance between three distinct organizational functions, or “lines of defence”:

•	1st Line of Defence: Employees on the front line who take, own and manage risk on a day-to-day basis.

•

2nd Line of Defence: The risk and compliance functions that provide independent oversight of and effective challenge to the first-line’s risk management activities by ensuring that the organization’s governance structure is appropriate, the right checks and balances are in place, and the proper tools are available.

•	3rd Line of Defence: The internal audit function, which provides independent assurance on the effectiveness of risk management policies, processes and practices to senior management and the Board.

This structure supports the cascade of EDC’s Risk Appetite throughout the organization and provides forums for risks to be appropriately considered, discussed, debated and factored into business decisions at all levels and across all functions.

BOARD AND ITS COMMITTEES

Board of Directors

The Board of Directors is ultimately responsible for Risk Governance by setting the cultural tone, approving EDC’s Risk Appetite Statement and ERM Framework, and maintaining oversight as to the efficacy of the ERM program. In addition, it has responsibility to ensure that our incentive, reward and performance management and evaluation systems are aligned and in place, with due emphasis on risk, compliance and controls. The Board operates six(1) formal committees to oversee and provide guidance and direction. This committee structure helps to ensure that risks are adequately considered, discussed, debated and factored into business decisions.

Risk Management Committee of the Board

This committee assists the Board in fulfilling its oversight responsibilities with respect to the prudent management of our capital structure, including the management of the credit, market and other enterprise risks of EDC.

Audit Committee of the Board

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to our standards of integrity and behaviour, financial reporting and internal control systems.

MANAGEMENT AND ITS KEY RISK COMMITTEES

Executive Management Team

The Executive Management team, led by the President and CEO and including the executives reporting directly to the President and CEO and those reporting to the Chief Business Officer, is ultimately accountable for managing enterprise risk within the Board-approved Risk Appetite, approving policies and procedures and overseeing execution of risk management activities. The Executive Management team has primary responsibility for the management of EDC’s risks, standards of integrity and behaviour, financial reporting and internal control systems.

The Executive Management team participates in various senior management committees. Five of these are described below.

Management Risk Management Committee

This committee has responsibility to make risk decisions, provide guidance on risk issues, undertake risk governance and to ensure that appropriate capital and risk management policies are in place.

(1) For further details on Board Committees, please refer to page 80 of this Annual Report.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 110

Asset Liability Management Committee

The Asset Liability Management Committee acts as authority for recommending market risk policies to the Board for approval and ensuring that policies are supported by appropriate procedures and practices for the measurement, management and reporting of market risk. In addition, the committee provides endorsement as to the acceptability of our asset/liability management strategy, ensures that market risk positions are managed within policy limits, and addresses such risk practices as diversification requirements and reporting and monitoring of compliance with guidelines.

Investment Committee

The Investment Committee reviews and endorses the acceptability of transactions to be made under our investments program, and recommends transactions to the appropriate level of authority. It also makes recommendations regarding the program’s strategy to the Executive Management team and the Board of Directors and monitors program-level performance.

Executive Committee

The Executive Committee provides a forum to achieve Executive alignment on non-transactional topics of a strategic nature. Topics brought forward will likely be precedent setting and may involve innovative ideas around EDC’s business direction.

Management Pension Committee

This committee oversees operations and performs high-level decision-making functions with respect to the pension plans and the related pension funds including recommendations to the Human Resources Committee of the Board.

As we mature our risk management practices, the structure of our risk committees will evolve and be revised accordingly.

KEY RISK MANAGEMENT GROUPS

Global Risk Management Group

The Global Risk Management Group provides independent oversight of and effective challenge to the management of risks inherent in our activities, including the establishment of our Enterprise Risk Management policies and framework to manage risk in alignment with our risk appetite and business strategies. The GRM Group is responsible for identifying, measuring, monitoring, assessing, and reporting on risk factors facing EDC, and ensuring that risk considerations are taken into account and align with our risk tolerance in all areas and processes at EDC. The GRM Group is headed by the SVP, Global Risk Management and Chief Risk Officer, who works closely with the President and Chief Executive Officer, the Chief Business Officer, the Board of Directors and other members of Senior Management to set the ‘tone at the top’ and establish a risk aware culture across EDC.

Finance

Responsible for financial planning, accounting, financial reporting and cash management, Finance ensures that appropriate controls exist for effective cash management and delivery of complete and accurate financial reporting.

Internal Audit

As the third line of defence, Internal Audit (IA) is responsible to provide independent and objective assurance and advisory services designed to add value and help us achieve our business objectives pertaining to operations, reporting, and compliance with laws and regulations. IA does this by bringing a systematic and disciplined approach to evaluating and improving internal controls, risk management, and governance processes. Although IA’s mandate includes the provision of advisory services to management, these services will be ancillary to the assurance services it provides to the Audit Committee of the Board of Directors. Our Chief Internal Auditor reports to the Chair of the Audit Committee of the Board of Directors and has a dotted line reporting relationship with our President & CEO.

IA governs itself by adhering to The Institute of Internal Auditors’ (IIA) mandatory guidance, including the Core Principles for the Professional Practice of Internal Auditing, the Definition of Internal Auditing, the IIA Code of Ethics and the International Standards for the Professional Practice of Internal Auditing. This guidance constitutes principles of the fundamental requirements for the professional practice of internal auditing and for evaluating the effectiveness of internal audit’s performance.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 111

Front Line Units

Front Line Units includes business units and other functions within the first line of defence who take, own and manage risk on a day-to-day basis. These functions are responsible for identifying, assessing, mitigating, assuming, controlling and reporting on risk in accordance with established enterprise risk appetite, policies, culture and strategic goals.

Risk Taxonomy

Our Enterprise Risk Management taxonomy breaks risk down into three broad areas, expressing our risk appetite and tolerance in terms of financial risk, operational risk, and strategic risk. As a financial institution, financial risk is naturally front and centre and, as a result, the majority of this report covers this area.

FINANCIAL RISK MANAGEMENT

Portfolio Risk Profile

While EDC follows leading risk management practices, we generally assume more risk than a typical financial institution due to our mandate. We take on larger single counterparty exposures and larger concentration exposures by industry than other financial institutions, most notably in the transportation and extractive industries which lead Canadian exports.

Due to the period of economic uncertainty related to the COVID-19 pandemic, our non-investment grade exposure has increased to 66% of EDC’s loan portfolio. As such, 89% of capital demand is attributable to this category of obligor.

Credit Risk Management

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk under our loans and insurance programs and treasury activities.

We manage credit risk in the organization through policy requirements, established authorities and limits, mitigation activities and reporting. Our credit risk policies set out our requirements on credit granting, concentration, counterparty and country limits, risk rating, exposure measurement, monitoring and review, portfolio management and risk transfer, as well as management and Board reporting.

As a result of the COVID-19 pandemic and its negative impact on many of our obligors we did provide support in the form of waivers and amendments. This support was largely through temporary waivers on financial covenants and the deferral of repayments of principal and interest. Additionally, we proactively increased the frequency of monitoring and review of obligors in higher risk industries. We also adjusted the risk ratings in our portfolios as we recognized that our model-produced risk ratings were not sufficient to reflect the risk in our portfolio as a result of the pandemic.

Credit Granting

We deliver our products and services through business teams grouped under our insurance and financing programs. The business teams are responsible for the proper due diligence associated with each credit commitment. Every credit commitment requires recommendation and approval. Credit commitments in excess of certain thresholds require independent authorization by the Global Risk Management Group or the Board of Directors. The credit rating of a transaction and/or the dollar amount of exposure at risk determines whether approval is required by the GRM Group or the Board of Directors.

Our approval responsibilities are governed by delegated authorities. The Board delegates specific transactional approval authorities to the President and CEO. Onward delegation of authority by the President and CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 112

We bear additional counterparty risk through our treasury liquidity and derivative portfolios. Treasury counterparties must be recommended by the Market and Liquidity Risk team and approved by the Risk Management Office team within the GRM Group. The recommender and approver must both have the appropriate delegated authority. All treasury credit exposures are measured on a fair value basis and compliance with policy and operational limits is measured daily. In addition, we have policies and procedures in place to limit and to manage the credit risk associated with these financial instruments and to define collateral requirements for treasury counterparties.

We also bear counterparty risk through our insurance portfolio under a reinsurance structure, where we are exposed to the credit risk of the reinsurer. To help mitigate this risk, our placement of reinsurance is diversified such that it is not dependent on a single reinsurer. Reinsurance counterparty exposure is managed under our reinsurance counterparty management procedures and monitored by the GRM Group.

Concentration Limits

To ensure diversification of risks within our credit commitments, we have established risk limits in place to protect against being overly concentrated to any one country, industry or commercial obligor. Our capital base is factored into the determination of limits as well as risk factors associated with the exposure including the obligor rating, country rating, associated collateral and EDC product type. Exposures beyond the risk limits require either Presidential approval within discretionary limits or review by the Risk Management Committee of the Board and approval of the Board.

Risk Ratings

Consistent with the Basel II Advanced Internal Rating-Based approach, credit risk is measured by assigning two distinct ratings. The first one is a risk rating to an obligor that is tied to a probability of default (PD). The PD describes the likelihood of a default of an obligor over a one-year period. The second one is a rating to a transaction in the form of a loss given default (LGD) estimate. The LGD estimates the percentage of dollar exposure which EDC reasonably expects to lose should a default occur on a specific transaction.

EDC’s internal credit risk rating system measures obligor and transaction risks for the majority of our risk exposure. This risk rating system utilizes a 20 point rating scale to differentiate the PD of obligors and a 7 point rating scale to differentiate the LGD of transactions. While our obligor rating is arrived at independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

Our Economics team is responsible for establishing, monitoring and approving country risk ratings. Country risk ratings are continually reviewed to take into consideration any changes in the world environment or a specific country.

For treasury related counterparties, EDC’s internal credit rating is assigned as the lower of the highest two external ratings.

Exposure Measurement

To ensure that the level of credit risk is transparent to both management and the Board, our credit exposure measurement guideline requires information reporting and comparison of the aggregated exposures within a portfolio against prescribed limits such as country, industry and obligor. We also report on approved short-term buyer limits under our credit insurance program.

Monitoring and Review

Our operating practices include ongoing monitoring of credit exposures. Teams are in place to monitor and manage credit exposure within the different product lines which include monitoring of events in the country and industry of the obligor. The business teams are responsible for managing the credit quality and financial performance of our portfolio of commercial loans and guarantees both at the transaction and portfolio levels. This includes undertaking loan reviews, assessing risk ratings and regularly monitoring borrowers and the credit risk environment including research and assessment of financial, operating and industry trends. Our portfolio of credit insurance counterparties is actively monitored by our Risk Assessment and Portfolio Management team. In addition, deteriorating credits are managed by teams that specialize in restructurings, Paris Club reschedulings, claims and recoveries. Management and the Board are frequently apprised on the credit quality of the portfolio through regular reporting including detailed quarterly reporting on the breakdown of the portfolio by risk ratings, impaired obligors, loan write-offs and claims information.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 113

Portfolio Management

The goal of portfolio management is to ensure our ability to pursue mandate related opportunities while taking into consideration the availability of financial resources and limit constraints. Management and the Board are regularly updated on our portfolio of credit exposures through quarterly compliance reporting against concentration limits. We use both primary and secondary portfolio management activities to address imbalances or excess concentrations including, but not limited to, syndication at credit origination, the sale of assets, insurance, reinsurance and hedging using credit derivatives.

We continue to make use of loan insurance for risk mitigation purposes targeting large exposures in our loan portfolio. To address credit concentration in our insurance portfolios we engage in various risk transfer activities.

Management and Board Reporting

The GRM Group provides timely and comprehensive risk reporting to management and the Board on major risks being assumed by or facing EDC, enabling appropriate management and oversight. This reporting includes, but is not limited to: a quarterly risk management report; a monthly credit risk policy compliance report; a monthly capital adequacy report; and a monthly report detailing our market risk, liquidity and funding, and counterparty credit risk policies. Ad-hoc risk reporting is provided to senior management and the Board as warranted for new or emerging risk issues or significant changes in our level of risk. Significant credit risk issues and action plans are tracked and reported to ensure management accountability and attention are maintained.

Market Risk Management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk; foreign exchange risk; and other price risk. We are exposed to potential losses as a result of movements in interest and foreign exchange rates.

Through our policies and guidelines, we ensure that market risks are identified, measured, managed and regularly reported to management and the Board. Our market risk policies set out our requirements on interest rate and foreign exchange exposure limits, liquidity, investment, debt funding, management of the credit risk for treasury counterparties and management and Board reporting. The Asset Liability Management Committee, which is chaired by the Chief Financial Officer (alternate Chair is the Chief Risk Officer), oversees and directs the management of market risks inherent within our normal business activities. Risk oversight is provided by the Market and Liquidity Risk team in the GRM Group.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities both on and off-balance sheet, as well as from embedded optionality in those assets and liabilities.

Our interest rate risk is managed in accordance with guidelines established by the Department of Finance as well as policies set by the Board. We report interest rate risk on a monthly basis to the Asset Liability Management Committee and quarterly to the Risk Management Committee of the Board.

Management of interest rate risk is enabled through monthly risk position monitoring against limits and reporting. Interest rate risk is measured by simulating the impact of a 100 basis point change in both our net financing and investment income and our economic value. Economic value is defined as the present value of all future cash flows for assets and liabilities of EDC (discounted at current market swap rates for each currency).

Our policy sets limits based on the impact of an instantaneous 100 basis point change in interest rates. The limit on the sensitivity of net financing and investment income (NFII) to an instantaneous 100 basis point change in interest rates is that, for the next 12-month period, NFII should not decline by more than 7.5%, (± $90 million and $93 million as at year-end 2020 and 2019, respectively) on a consolidated Canadian dollar equivalent basis. The second limit is that for an instantaneous 100 basis point change in interest rates, EDC’s economic value should not decline by more than 10% (± $2,319 million and $1,279 million as at year-end 2020 and 2019, respectively) of our current net present value.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 114

EDC’s economic value is sensitive to interest rates; however, we hedge our interest rate risk mismatches in multiple currencies.

The table below presents the sensitivity of the net financing and investment income, net income, and economic value of EDC to a parallel 100 basis point change in interest rates given the outstanding positions as at December 31:

(in millions of Canadian dollars)		2020		2019
	+100 Basis	-100 Basis	+100 Basis	-100 Basis
	Points	Points	Points	Points

Change in net financing and investment income	52	(52)	(30)	30

Change in net income	446	(163)	273	(237)

Change in economic value of EDC*	(461)	313	(467)	457

*	Economic value is the measure of EDC’s market value, as measured by the present value of assets minus the present value of liabilities.

Foreign Exchange Risk

Foreign exchange risk is the potential adverse impact on the value of financial instruments resulting from exchange rate movements. We are exposed to foreign exchange rate risk when there is a mismatch between assets and liabilities in any currency.

Our foreign exchange risk is managed in accordance with guidelines established by the Department of Finance as well as policies approved by the Board. We report our foreign exchange risk on a monthly basis to the Asset Liability Management Committee and quarterly to the Risk Management Committee of the Board.

In addition to the guidelines and policies described above, we also have supplemental operational limits and reporting requirements. Management of foreign exchange risk is enabled through monthly risk position monitoring against limits and reporting.

As per our policy, the potential translation loss impact to one month’s net financing and investment income (NFII) as measured by a two standard deviation change in foreign exchange rates is limited to 2.5% of projected 12 month NFII, on a consolidated Canadian dollar equivalent basis.

As the table below indicates, we were onside our policy as at December 31:

(in millions of Canadian dollars)	2020	2019

Limit	30	31

Position	27	11

The table below presents the sensitivity of net income to changes in the value of the Canadian dollar versus the other currencies to which we were exposed given the outstanding positions as at December 31:

(in millions of Canadian dollars)		2020		2019
	Increases	Decreases	Increases	Decreases
	by 1%	by 1%	by 1%	by 1%

Change in net income	(6)	6	(2)	2

Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with funding, investment and risk management activities. The principal purpose for which we use derivative instruments is to hedge against foreign exchange and interest rate risk. Our use of derivative instruments may include, but is not restricted to, currency and interest rate swaps, foreign exchange swaps, forwards and options. We do not use derivative instruments for speculative purposes.

We do not engage in the use of derivative instruments whose value and financial risks cannot be measured, monitored and managed on a timely basis. The Market and Liquidity Risk team formally reviews our derivative instrument transactions at time of inception, and on an ongoing basis to provide an independent verification on the valuation of transaction structures and of associated financial risks.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 115

Derivative instruments are used to hedge risks by matching various exposures. For example, we may balance the proportion of fixed to floating assets in our portfolio using interest rate swaps in order to mitigate interest rate risk.

The following table indicates the fair value of our derivative instruments based upon maturity:

as at December 31 (in millions of Canadian dollars)	Positive	Negative	2020 Net	Positive	Negative	2019 Net

Less than 1 year	284	(448)	(164)	130	(400)	(270)

1 – 3 years	797	(191)	606	173	(232)	(59)

3 – 5 years	719	(223)	496	288	(155)	133

Over 5 years	326	(761)	(435)	77	(482)	(405)

Gross fair value of contracts	$2,126	$(1,623)	$503	$ 668	$(1,269)	$(601)

Liquidity Risk Management

Liquidity risk is the risk that we would be unable to honour daily cash outflow commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. Liquidity risk arises from two sources: mismatched cash flows related to assets and liabilities and liquidity risk due to the inability to sell marketable securities in a timely and cost effective manner.

Our Treasury department is responsible for our liquidity management and the Market and Liquidity Risk team is responsible for monitoring compliance with our policies and procedures. Pursuant to our risk management policies, we must maintain sufficient liquidity to meet a prescribed minimum level, based on forecasted cash requirements.

Within the overall policy framework, we manage our liquidity risk both within the overall policy limits and also within supplemental limits. The Market and Liquidity Risk team measures our position on a daily basis and provides a monthly report to senior management on our actual liquidity position against this minimum limit, as well as a quarterly report to the Risk Management Committee of the Board.

We maintain liquidity through a variety of methods:

•

Cash and Marketable Securities: We hold cash and marketable securities to ensure that sufficient liquidity is available if required to meet forecasted cash requirements. During 2020, the average balance of cash and marketable securities was $12,995 million.

•

Access to Commercial Paper Markets: In the course of our normal activities, our commercial paper programs provide us with the necessary liquidity to meet our cash requirements on a daily basis. During 2020, the average balance of commercial paper was $10,349 million.

Investment Risk

The Investment Policy defines the marketable securities investments that we may undertake in the market place by instrument type. The investment of corporate cash holdings is governed by Section 10(1.1)(h) of the Export Development Act (the “Act”), Section 128 of the Financial Administration Act, and EDC’s Investment Authorities approved by the Minister of Finance.

Debt Funding

The Act places limitations on our borrowings. It allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements.

The Minister of Finance, pursuant to the requirements of the Financial Administration Act, annually approves the borrowings of EDC. The Debt Funding Policy is monitored on a monthly basis and reported to management and the Board on a quarterly basis.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 116

OPERATIONAL RISK MANAGEMENT

Operational risk is the risk of loss or harm resulting from inadequate or failed internal processes, people and systems, or from external events. Exposure to operational risk could affect our ability to meet objectives and execute on our Corporate Plan by way of lost opportunity, business interruption and/or damage to our reputation.

We divide operational risk into eight categories:

•	Compliance

•	Legal

•	Threats (internal and external)

•	Model

•	People

•	Process

•	Technology and Business Disruption

•	Third Party

The EDC Operational Risk Management Framework (ORMF) expresses our principles for managing operational risk in a coordinated manner and in compliance with the applicable regulations wherever it conducts business. It is part of the enterprise-wide policies and procedures that collectively express the governance and control structure for achieving EDC’s strategy. The ORMF is the embodiment of the Board and Executive Management’s recognition of operational risk as a distinct risk management discipline, requiring dedicated attention, resources and an enterprise approach to achieve the purpose described below.

The principles governing EDC Operational Risk Management include the following:

•	Ensure relevant and effective Operational Risk Management by focusing on things that matter to EDC;

•	Enable and advise the Lines of Business on how to operate within EDC’s Risk Appetite; and

•	Implement standards, guidelines, and systems adapted to EDC.

We have identified a list of key operational risks inherent to our business, including change management, information security, financial crime and internal and external fraud. We have assessed and continue to assess our exposure to these risks. On an annual basis, Executive Management identify, assess and monitor top risks, which considers these key operational risks. On a quarterly basis, Executive Management and risk owners review the status of risk mitigation response plans, reassess the risk levels, and report the risk profile to the Board.

We also maintain a practical and disciplined approach to acquiring appropriate insurance coverage. Further, we deploy certain governance frameworks and conventions such as our Business Continuity Plan.

Finally, Internal Audit’s independent review provides additional assurance that operational risks are appropriately managed.

STRATEGIC RISK MANAGEMENT

We define strategic risk as the risk of loss or harm arising from pursuit of an inappropriate strategy, poor execution of strategy and/or failure to respond well to changes in the external environment.

We divide strategic risk into two categories:

•	External environment: systematically identifying and assessing external risks and opportunities.

•	Planning: formulating, communicating, executing and evaluating corporate direction and objectives.

EDC is diligent in attuning itself to the external environment through the work of specialized groups such as our Economic and Political Intelligence Centre, Corporate Research Department, and our Corporate Strategy Team. As well, the annual customer survey that drives our net promoter score and our proactive business development practice afford us critical insights into customer needs. The insight gained from these surveillance activities is incorporated into our strategic and operational planning exercises.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 117

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

A summary of our significant accounting policies can be found in Note 3 of our 2020 consolidated financial statements. Judgment is required in the selection of accounting policies and their application requires the use of estimates and assumptions to arrive at the reported carrying values of our assets and liabilities. We have established procedures to ensure that accounting policies are applied consistently and that the process for making changes to methodologies and assumptions is well controlled and occurs in an appropriate and systematic manner. Areas where significant estimates are used include the allowance for credit losses, premium and claims liabilities, retirement benefit obligations, and the fair value of financial instruments. Management exercises judgment in the allowance for credit losses, premium and claims liabilities, the fair value of financial instruments, structured entities and retirement benefit obligations. For details on our use of estimates and key judgments refer to page 138 of this annual report.

The COVID-19 pandemic gives rise to heightened uncertainty and increases the need to apply judgment in evaluating the economic environment and its impact on significant estimates. The uncertainty created by the COVID-19 pandemic has increased the level of judgment applied in estimating the allowance for credit losses (see Note 5), and premiums and claims liabilities (see Note 15). Actual results could vary significantly from these estimates and judgments.

Change in Accounting Standards

In 2020, we adopted the new standards IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors and The Conceptual Framework for Financial Reporting effective as of January 1, 2020 as issued by the International Accounting Standards Board (IASB). The new standards and Conceptual Framework are discussed in Note 3 of our 2020 consolidated financial statements.

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 which establishes recognition, measurement, presentation, and disclosure requirements of insurance contracts. The standard requires entities to measure the contract liabilities using their current fulfillment cash flows and revenue to be recognized using one or more of three methods. We are planning to adopt two of these methods – the General Measurement Model and the Premium Allocation Approach – to measure insurance contracts. In June 2020, the IASB made amendments to IFRS 17 to address concerns and implementation challenges raised by stakeholders. The primary impact of the amendments to EDC is the extension of the effective date by two years, to annual reporting periods beginning on or after January 1, 2023. This standard is highly relevant to EDC and will impact our consolidated financial statements and related disclosures; however, the impact cannot be reasonably estimated at this time. We do not anticipate that the other amendments will have a material impact on our implementation.

Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, which amends IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement, IFRS 7 – Financial Instruments: Disclosures, IFRS 4 – Insurance Contracts and IFRS 16 – Leases. These amendments are effective for annual reporting periods beginning on or after January 1, 2021 with early application permitted. The amendments include changing the effective interest rate of financial instruments to reflect the change to the alternative benchmark rate, as well as additional disclosures about new risks arising from the reform and how we are managing the transition to alternative benchmark rates. These amendments are highly relevant to EDC and will impact the loans receivable, loans payable and derivative instruments balances on our consolidated financial statements and related disclosures; however, the impact cannot be reasonably estimated at this time. Currently, our project working group is focused on key activities including assessing the impact on existing systems and processes as well as the impact of converting our existing loan and debt agreements to using the new relevant alternative benchmark rates.

COVID-19 Related Rent Concessions

In May 2020, the IASB issued COVID-19 Related Rent Concessions (Amendment to IFRS 16) which provides a practical expedient in assessing whether a COVID-19 related rent concession is a lease modification. The amendment is effective for annual reporting periods beginning on or after June 1, 2020 and there was no impact to the consolidated financial statements.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 118

Non-IFRS Performance Measures

We use a number of financial measures to assess our performance. Some of these measures are not calculated in accordance with IFRS, and do not have standardized meanings under IFRS that would ensure consistency and comparability between companies using these measures. The following non-IFRS performance measures are referenced in this report:

Productivity Ratio (PR)

Management uses PR as a measure of EDC’s efficiency. This ratio represents administrative expenses expressed as a percentage of net revenue excluding unrealized gains and losses as well as the impact due to fluctuations in the exchange rate from the rate projected in the Corporate Plan. As pension costs can fluctuate from year to year based on assumptions used to value the pension liability, the productivity ratio is calculated based on the pension assumptions in the Corporate Plan, with the intent of absorbing any changes in the following year.

Capital Adequacy

Capital adequacy is a measurement of the amount of capital required to cover the credit, market, operational, pension and business/strategic risks we have undertaken compared to the existing capital base. See the Capital Management section on page 107 for details on the definition and calculation of capital adequacy.

Claims Ratio

The claims ratio expresses net claims incurred as a percentage of net written premium. Net claims incurred include claims paid net of recoveries, estimated recoveries and changes in actuarial liabilities. This ratio, as shown below, only includes credit insurance activities.

Reinsurance ceded reflects various partnerships we have with private insurers and reinsurers in offering and managing insurance capacity.

Net claims incurred includes claims paid net of recoveries and estimated recoveries of $105 million (2019 – $59 million). In addition, there was an increase in actuarial liabilities of $186 million (2019 – $25 million increase).

(in millions of Canadian dollars)	2020	2019

Premiums earned	121	112

Reinsurance ceded	(14)	(15)

Net written premium	$ 107	$ 97

Net claims incurred	$ 291	$ 84

Claims ratio	272%	87%

EDC manages its loss experience using a 7-year claims ratio for the credit insurance product group. In 2020, the ratio was 115% (2019 – 83%) in large part due to the increased net allowance for claims as a result of COVID-19 in 2020 and the insolvency claims paid in the second half of 2017 related to buyers in the U.S. retail industry.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 119

SUPPLEMENTAL INFORMATION

Table 1: Loan Interest Yield

(in millions of Canadian dollars)	2020	2019	2018	2017	2016

Gross loans receivable:

Average performing floating rate	40,025	38,179	38,679	39,771	42,031

Average performing fixed rate	14,557	13,872	13,492	12,560	11,309

Total average performing gross loans receivable	54,582	52,051	52,171	52,331	53,340

Average carrying value on impaired loans	823	498	425	423	485

Total average income earning loan assets	$ 55,405	$ 52,549	$ 52,596	$ 52,754	$ 53,825

Loan revenue:

Performing floating rate interest	1,147	1,614	1,524	1,259	1,114

Performing fixed rate interest	485	487	473	453	417

Other loan revenue	198	194	210	203	189

Loan revenue	$ 1,830	$ 2,295	$ 2,207	$ 1,915	$ 1,720

Yields – performing loans:

Performing floating rate coupon(1)	2.87%	4.23%	3.94%	3.17%	2.65%

Performing fixed rate coupon(1)	3.33%	3.51%	3.51%	3.61%	3.69%

Total performing loan coupon yield(1)	2.99%	4.04%	3.83%	3.27%	2.87%

Total loan effective yield(2)	3.30%	4.37%	4.20%	3.63%	3.20%

(1) Excludes fee increments.

(2) Includes fee increments.

Table 2: Net Finance Margin

(in millions of Canadian dollars)	2020	2019	2018	2017	2016

Average performing loans receivable	54,582	52,051	52,171	52,331	53,340

Average carrying value on impaired loans	823	498	425	423	485

Average finance lease assets – aircraft	–	2	3	–	10

Average marketable securities balance	12,837	11,230	12,857	6,850	6,693

Average investment portfolio balance	1,750	1,450	1,259	1,069	903

Total average income earning assets	$ 69,992	$ 65,231	$ 66,715	$ 60,673	$ 61,431

Financing and investment revenue:

Loan	1,830	2,295	2,207	1,915	1,720

Finance lease	–	–	–	–	1

Marketable securities	165	255	257	93	73

Investments	14	7	9	9	9

Total financing and investment revenue	2,009	2,557	2,473	2,017	1,803

Interest expense	760	1,307	1,219	715	450

Leasing and financing related expenses	26	31	33	45	37

Net financing and investment income	$ 1,223	$ 1,219	$ 1,221	$ 1,257	$ 1,316

Net finance margin	1.75%	1.87%	1.83%	2.07%	2.14%

EDC 2020 Annual Report | Management’s Discussion and Analysis | 120

Table 3: Insurance Premiums and Guarantee Fees

(in millions of Canadian dollars)	2020		2019		2018	2017	2016

Credit insurance product group:

Credit insurance business facilitated	58,201		57,569		58,555	55,827	55,724

Premiums and fees earned prior to ceding reinsurance	126		115		114	112	108

Average credit insurance premium rate	0.22%		0.20%		0.19%	0.20%	0.19%

Financial institutions insurance product group:

Financial institutions insurance business facilitated	9,189		6,915		4,259	8,205	7,421

Premiums and fees earned prior to ceding reinsurance	13		11		14	18	21

Average financial institutions insurance premium rate	0.14%		0.16%		0.33%	0.22%	0.28%

International trade guarantee product group:

International trade guarantee average exposure	10,448		9,300		8,900	8,113	7,982

Premiums and fees earned	99		82		76	67	62

Average international trade guarantee premium rate	0.95%		0.88%		0.86%	0.83%	0.78%

Political risk insurance product group:

Political risk insurance average exposure	830		869		897	1,154	1,328

Premiums and fees earned	7		10		10	10	9

Average political risk insurance premium rate	0.90%		1.13%		1.08%	0.84%	0.71%

Loan guarantees:

Loan guarantees average exposure	4,047		3,543		2,832	2,565	2,395

Loan guarantee fees earned	55		55		48	43	40

Average loan guarantee fee rate	1.36%		1.55%		1.69%	1.68%	1.67%

Table 4: Provision for (Reversal of) Credit Losses

(in millions of Canadian dollars)	2020	*	2019	*	2018 *	2017	2016

Provision for (reversal of) credit losses on:

Loans	1,897		247		(18)	(90)	(4)

Loan commitments	42		(9)		10	(61)	(30)

Loan guarantees	144		2		(3)	32	3

Total provision for (reversal of) credit losses	$ 2,083		$ 240		$ (11)	$ (119)	$ (31)

*	2018 through 2020 amounts have been prepared in accordance with IFRS 9. 2016 and 2017 have not been restated and are prepared in accordance with IAS 39.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 121

Table 5: Concentration of Exposure by Geographical Market

	Financing portfolio				Insurance portfolio
(in millions of Canadian dollars)	Financing assets(1)		Commitments and guarantees	(2)	Credit insurance	Financial institutions insurance	International trade guarantee		Political risk insurance	(3)	Reinsurance ceded	Marketable securities and derivative instruments(4)		2020 Exposure
Country														$	%

Canada	8,430		8,796		767	263	11,111		–		–	2,693		32,060	26

United States	8,734		6,517		7,843	389	36	(5)(6)	–		–	7,822		31,341	26

United Kingdom	5,474		837		321	–	1		–		–	223		6,856	6

Mexico	3,185		1,190		566	12	–		27		–	2		4,982	4

Chile	3,956		596		82	178	–		6		–	–		4,818	4

Australia	3,209		281		196	–	–		–		–	596		4,282	4

India	2,720		123		270	15	2		4		–	–		3,134	3

Germany	2,491		96		257	–	2		–		–	130		2,976	2

China	1,281		438		594	194	12		136		–	–		2,655	2

Brazil	1,068		466		610	170	90		53		–	–		2,457	2

Other(7)	16,256		3,279		2,856	1,676	41		814		–	1,405		26,327	21
	56,804		22,619		14,362	2,897	11,295		1,040		–	12,871		121,888	100

Country limits in excess of policy limits(3)	–		–		–	–	–		(389)		–	–		(389)	–

Reinsurance ceded(8)	–		–		–	–	–		–		(218)	–		(218)	–

Total	$ 56,804		$ 22,619		$ 14,362	$ 2,897	$ 11,295		$ 651		$ (218)	$ 12,871		$ 121,281	100

	Financing portfolio				Insurance portfolio
(in millions of Canadian dollars)	Financing assets	(1)	Commitments and guarantees	(2)	Credit insurance	Financial institutions insurance	International trade guarantee		Political risk insurance	(3)	Reinsurance ceded	Marketable securities and derivative instruments	(4)	2019 Exposure
Country														$	%

United States	8,536		6,799		6,140	142	34		–		–	9,201		30,852	27

Canada	5,976		7,218		345	200	8,853	(5)(6)	–		–	823		23,415	20

United Kingdom	5,134		1,665		280	–	1		–		–	181		7,261	6

Chile	3,436		1,279		71	125	–		6		–	–		4,917	4

Mexico	2,766		1,487		472	–	–		86		–	4		4,815	4

Australia	3,084		1,082		213	47	–		–		–	364		4,790	4

India	3,921		479		217	13	2		5		–	–		4,637	4

Brazil	1,327		1,105		545	130	96		87		–	–		3,290	3

China	1,566		451		643	196	5		239		–	–		3,100	3

Germany	1,586		98		202	–	5		–		–	131		2,022	2

Other(7)	15,896		4,171		2,950	1,117	30		1,323		–	894		26,381	23
	53,228		25,834		12,078	1,970	9,026		1,746		–	11,598		115,480	100

Country limits in excess of policy limits(3)	–		–		–	–	–		(908)		–	–		(908)	–

Reinsurance ceded(8)	–		–		–	–	–		–		(222)	–		(222)	–

Total	$ 53,228		$ 25,834		$ 12,078	$ 1,970	$ 9,026		$ 838		$ (222)	$ 11,598		$ 114,350	100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.

(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated confirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes the sum of individual country exposures and thus exceeds the maximum liability of $651 million (2019 – $838 million) for all the policies in the political risk insurance product group.

(4)	Includes cash. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(5)

Includes $260 million of surety bond insurance, where the risk rests with the Canadian exporter (2019 – $278 million). A total of 56% of the exports insured under surety bond products are to the United States and 39% are to Brazil (2019 – United States: 56%, Brazil: 42%). The balance represents exports to other countries.

(6)

Includes $10,274 million in performance security guarantees, where the risk rests with the Canadian exporter (2019 – $8,230 million). A total of 54% of the exports insured under performance security products are to the United States (2019 – 57%). The balance represents exports to other countries.

(7)	Includes 173 countries (2019 – 179) with total exposure ranging from $0.001 million to $1,589 million (2019 – $0.001 million to $1,720 million).

(8)	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 122

Table 6: Concentration of Exposure by Industry

	Financing portfolio				Insurance portfolio
(in millions of Canadian dollars)	Financing assets	(1)	Commitments and guarantees	(2)	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Reinsurance ceded	Marketable securities and derivative instruments	(3)	2020 Exposure
Industry												$	%

Commercial: Financial institutions	4,637		797		1,355	2,897	3,244	121	–	4,400		17,451	14

Infrastructure and environment	8,894		3,445		1,692	–	3,247	251	–	–		17,529	14

Aerospace	11,057		2,604		725	–	251	17	–	–		14,654	12

Surface transportation	7,973		3,521		1,361	–	917	126	–	–		13,898	11

Oil and gas	6,205		4,770		624	–	1,258	83	–	–		12,940	11

Mining	6,002		2,021		2,095	–	1,239	12	–	–		11,369	10

Light manufacturing	2,953		3,241		2,785	–	522	12	–	–		9,513	8

Information and communication technologies	5,260		1,251		1,568	–	226	29	–	–		8,334	7

Resources	2,719		878		2,157	–	391	–	–	–		6,145	5

Total commercial	55,700		22,528		14,362	2,897	11,295	651	–	4,400		111,833	92

Sovereign	1,104		91		–	–	–	–	–	8,471		9,666	8
	56,804		22,619		14,362	2,897	11,295	651	–	12,871		121,499	100

Reinsurance ceded(4)	–		–		–	–	–	–	(218)	–		(218)	–

Total	$ 56,804		$ 22,619		$ 14,362	$ 2,897	$ 11,295	$ 651	$ (218)	$ 12,871		$ 121,281	100

	Financing portfolio				Insurance portfolio
(in millions of Canadian dollars)	Financing assets	(1)	Commitments and guarantees	(2)	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Reinsurance ceded	Marketable securities and derivative instruments	(3)	2019 Exposure
Industry												$	%

Commercial: Oil and gas	7,624		5,830		654	–	746	74	–	–		14,928	13

Infrastructure and environment	6,784		2,633		1,428	–	2,835	397	–	–		14,077	12

Financial institutions	4,989		1,145		519	1,970	2,609	153	–	1,846		13,231	12

Aerospace	9,739		2,309		686	–	384	29	–	–		13,147	12

Surface transportation	6,131		4,762		1,266	–	370	116	–	–		12,645	11

Mining	5,908		2,773		2,122	–	1,271	20	–	–		12,094	10

Information and communication technologies	5,466		2,074		1,347	–	212	36	–	–		9,135	8

Light manufacturing	3,053		2,708		1,995	–	295	13	–	–		8,064	7

Resources	2,631		1,222		2,061	–	304	–	–	–		6,218	5

Total commercial	52,325		25,456		12,078	1,970	9,026	838	–	1,846		103,539	90

Sovereign	903		378		–	–	–	–	–	9,752		11,033	10

	53,228		25,834		12,078	1,970	9,026	838	–	11,598		114,572	100
Reinsurance ceded(4)	–		–		–	–	–	–	(222)	–		(222)	–

Total	$ 53,228		$ 25,834		$ 12,078	$ 1,970	$ 9,026	$ 838	$ (222)	$ 11,598		$ 114,350	100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.

(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated confirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes cash. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(4)	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

EDC 2020 Annual Report | Management’s Discussion and Analysis | 123

Table 7: Individually Impaired Gross Loans Receivable

(in millions of Canadian dollars)	2020	2019

Commercial:

Aerospace	554	447

Information and communication technologies	317	39

Mining	308	300

Infrastructure and environment	265	271

Light manufacturing	232	158

Oil and gas	146	81

Surface transportation	71	21

Resources	37	64

Financial institutions	25	–

Total commercial	1,955	1,381

Sovereign: Iran	8	8

Venezuela	1	1

Total sovereign	9	9

Total impaired gross loans receivable	$ 1,964	$ 1,390

Table 8: Performing Loans – Allowance for Credit Losses

(in millions of Canadian dollars)			2020			2019
Industry of risk	Exposure	Allowance	Allowance as a percentage of exposure	Exposure	Allowance	Allowance as a percentage of exposure

Commercial:

Aerospace*	13,119	502	3.8	11,537	45	0.4

Oil and gas	10,793	191	1.8	13,361	126	0.9

Information and communication technologies	5,151	112	2.2	6,732	22	0.3

Infrastructure and environment	11,134	110	1.0	8,249	66	0.8

Light manufacturing	5,233	89	1.7	4,869	28	0.6

Surface transportation	11,405	79	0.7	10,860	34	0.3

Mining	7,697	55	0.7	8,379	23	0.3

Resources	3,370	46	1.4	3,610	36	1.0

Financial institutions	5,409	19	0.4	6,213	4	0.1

Total commercial	73,311	1,203	1.6	73,810	384	0.5

Sovereign	1,186	346	29.2	1,272	44	3.5

Total	$ 74,497	$ 1,549	2.1	$ 75,082	$ 428	0.6

*	Includes other assets exposure of $13 million (2019 – $25 million) and allowance on other assets of $4 million (2019 – $1 million).

EDC 2020 Annual Report | Management’s Discussion and Analysis | 124

Table 9: Investments

(in millions of Canadian dollars)	Investments financing	Undisbursed commitments		2020 Exposure		2019 Exposure

Gross exposure			$	%	$	%

Domestic market	1,287	443	1,730	62	1,353	55

Other advanced economies	86	69	155	5	154	6

Emerging markets	659	258	917	33	959	39

Total	$ 2,032	$ 770	$ 2,802	100	$ 2,466	100

Table 10: Claims – Size Concentration

(in millions of Canadian dollars)				2020				2019
	$ of claims paid	Number of claims paid	$ of claims recoveries	Number of claims with recoveries	$ of claims paid	Number of claims paid	$ of claims recoveries	Number of claims with recoveries

$0 – $100,000	20	925	3	331	18	1,133	2	364

$100,001 – $1 million	49	184	9	24	39	158	4	17

Over $1 million	95	27	15	4	408	12	12	5

Total	$ 164	1,136	$ 27	359	$ 465	1,303	$ 18	386

EDC 2020 Annual Report | Management’s Discussion and Analysis | 125

FINANCIAL REPORTING RESPONSIBILITY		127

INDEPENDENT AUDITOR’S REPORT		128

CONSOLIDATED STATEMENT OF FINANCIAL POSITION		131

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		132

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		133

CONSOLIDATED STATEMENT OF CASH FLOWS		134

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS		135

1.	Corporate Mandate	135

2.	Impact of COVID-19	136

3.	Summary of Significant Accounting Policies	136

4.	Marketable Securities	146

5.	Loans and Allowance for Credit Losses	147

6.	Investments	154

7.	Other Assets	154

8.	Property, Plant and Equipment	155

9.	Intangible Assets	155

10.	Right-of-Use Assets and Lease Liabilities	156

11.	Accounts Payable and Other Credits	156

12.	Debt Instruments	157

13.	Derivative Instruments	158

14.	Debt Instrument Maturities	160

15.	Premium and Claims Liabilities	161

16.	Financing Commitments	162

17.	Contingent Liabilities	162

18.	Insurance Risks	164

19.	Share Capital	168

20.	Capital Management	169

21.	Fair Value of Financial Instruments	169

22.	Financial Instrument Risks	173

23.	Contractual Obligations	175

24.	Structured Entities	175

25.	Loan Revenue	176

26.	Interest Expense	176

27.	Net Insurance Premiums and Guarantee Fees	177

28.	Claims-Related Expenses	177

29.	Other (Income) Expenses	177

30.	Administrative Expenses	178

31.	Retirement Benefit Plans	178

32.	Related Party Transactions	184

33.	Canada Account Transactions	185

EDC 2020 Annual Report | Consolidated Financial Statements | 126

FINANCIAL REPORTING

RESPONSIBILITY

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards appropriate in the circumstances. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. It is necessary for management to make assumptions, estimates and judgments based on information available as at the date of the financial statements. Areas where management has made significant estimates, assumptions and judgments include the allowance for losses on loans, loan commitments and loan guarantees, premium and claims liabilities, financial instruments measured at fair value, retirement benefit obligations and the determination of the control of structured entities. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

In support of its responsibility, management maintains financial, management control and information systems and management practices to provide reasonable assurance that the financial information is reliable, that the assets are safeguarded, that the transactions are properly authorized and are in accordance with the relevant legislation, by-laws of the Corporation and Government directives, and that the operations are carried out effectively. We have an internal audit department whose functions include reviewing internal controls and their application, on an ongoing basis.

The Board of Directors is responsible for the management of our business and activities. In particular, it is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee of the Board, which is composed of Directors who are not employees of EDC. The Audit Committee meets with management, the internal auditors and the Auditor General of Canada on a regular basis.

Contracts which, in our opinion, involve risks in excess of that which we would normally undertake, may be entered into under the authority of the Minister of Small Business, Export Promotion and International Trade and the Minister of Finance where the Minister of Small Business, Export Promotion and International Trade considers them to be in the national interest. Funds required for such contracts are paid to EDC by the Minister of Finance out of the Consolidated Revenue Fund, and funds recovered are remitted to the Consolidated Revenue Fund, net of amounts withheld to cover related administrative expenses. These transactions, which are known as Canada Account transactions, are shown in Note 33 to our consolidated financial statements, and the responsibility of the Board of Directors for these transactions is limited to the management of the administration thereof by EDC.

The Auditor General of Canada conducts an independent audit, in accordance with Canadian generally accepted auditing standards, and expresses her opinion on the consolidated financial statements. Her report is presented on the following page.

Mairead Lavery	Marsha Acott
President and Chief Executive Officer	Interim Senior Vice-President and Chief Financial Officer

March 10, 2021

EDC 2020 Annual Report | Consolidated Financial Statements | 127

Office of the Auditor General of Canada	Bureau du vérificateur général du Canada

INDEPENDENT AUDITOR’S REPORT

To the Minister of Small Business, Export Promotion and International Trade

Report on the Audit of the Consolidated Financial Statements

OPINION

We have audited the consolidated financial statements of Export Development Canada and its subsidiaries (the Group), which comprise the consolidated statement of financial position as at 31 December 2020, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2020, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs).

BASIS FOR OPINION

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

OTHER INFORMATION

Management is responsible for the other information. The other information comprises the information included in the Financial Review section of the annual report (but does not include the consolidated financial statements and our auditor’s report thereon), which we obtained prior to the date of this auditor’s report, and the information included in the other sections of the annual report, which are expected to be made available to us after that date.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

When we read the sections of the annual report other than the Financial Review section, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

EDC 2020 Annual Report | Consolidated Financial Statements | 128

RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

EDC 2020 Annual Report | Consolidated Financial Statements | 129

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Report on Compliance with Specified Authorities

OPINION

In conjunction with the audit of the consolidated financial statements, we have audited transactions of Export Development Canada and its wholly-owned subsidiaries coming to our notice for compliance with specified authorities. The specified authorities against which compliance was audited are Part X of the Financial Administration Act and regulations, the Export Development Act and regulations, the by laws of Export Development Canada, the charters and by-laws of its wholly-owned subsidiaries, and the directives issued pursuant to Section 89 of the Financial Administration Act described in Note 1 to the consolidated financial statements.

In our opinion, the transactions of Export Development Canada and its wholly-owned subsidiaries that came to our notice during the audit of the consolidated financial statements have complied, in all material respects, with the specified authorities referred to above. Further, as required by the Financial Administration Act, we report that, in our opinion, the accounting principles in IFRSs have been applied on a basis consistent with that of the preceding year.

RESPONSIBILITIES OF MANAGEMENT FOR COMPLIANCE WITH SPECIFIED AUTHORITIES

Management is responsible for Export Development Canada and its wholly-owned subsidiaries’ compliance with the specified authorities named above, and for such internal control as management determines is necessary to enable Export Development Canada and its wholly-owned subsidiaries to comply with the specified authorities.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF COMPLIANCE WITH SPECIFIED AUTHORITIES

Our audit responsibilities include planning and performing procedures to provide an audit opinion and reporting on whether the transactions coming to our notice during the audit of the consolidated financial statements are in compliance with the specified authorities referred to above.

Normand Lanthier, CPA, CA

Principal

for the Auditor General of Canada

Ottawa, Canada

10 March 2021

EDC 2020 Annual Report | Consolidated Financial Statements | 130

Export Development Canada

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at December 31

(in millions of Canadian dollars)	Notes	2020	2019

Assets

Cash		182	176

Marketable securities	4	10,563	10,754

Derivative instruments	13	2,126	668

Loans receivable	5	54,722	51,565

Allowance for losses on loans	5	(2,630)	(930)

Investments	6	2,032	1,627

Reinsurers’ share of premium and claims liabilities	15	150	120

Other assets	7	260	221

Retirement benefit assets	31	45	88

Property, plant and equipment	8	40	43

Intangible assets	9	84	108

Right-of-use assets	10	123	132

Total Assets		$67,697	$64,572

Liabilities and Equity

Accounts payable and other credits	11	179	117

Loans payable	12	45,020	52,404

Derivative instruments	13	1,623	1,269

Lease liabilities	10	153	159

Retirement benefit obligations	31	262	210

Allowance for losses on loan commitments	5	50	10

Premium and claims liabilities	15	820	500

Loan guarantees	5, 17	300	147

Total Liabilities		48,407	54,816

Financing commitments (Note 16) and contingent liabilities (Note 17)

Share capital	19	12,300	1,333

Retained earnings		6,990	8,423

Total Equity		19,290	9,756

Total Liabilities and Equity		$67,697	$64,572

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were approved for issuance by the Board of Directors on March 10, 2021.

Robert S. McLeese	Mairead Lavery
Director	Director

EDC 2020 Annual Report | Consolidated Financial Statements | 131

Export Development Canada

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended December 31

(in millions of Canadian dollars)	Notes	2020	2019

Financing and Investment Revenue:

Loans	25	1,830	2,295

Marketable securities		165	255

Investments		14	7
Total financing and investment revenue		2,009	2,557

Interest expense	26	760	1,307

Financing-related expenses		26	31
Net Financing and Investment Income		1,223	1,219

Loan Guarantee Fees		55	55

Insurance premiums and guarantee fees		265	243

Reinsurance ceded		(35)	(41)
Net Insurance Premiums and Guarantee Fees	27	230	202

Other (Income) Expense	29	(195)	110

Administrative Expenses	30	556	538
Income before Provision and Claims-Related Expenses		1,147	828

Provision for Credit Losses	5	2,083	240

Claims-Related Expenses	28	416	126

Net Income (Loss)		(1,352)	462

Other comprehensive loss:

Retirement benefit plans remeasurement	31	(81)	(40)

Comprehensive Income (Loss)		$(1,433)	$ 422

The accompanying notes are an integral part of these consolidated financial statements.

All items presented in other comprehensive income will not be reclassified to net income in subsequent periods.

EDC 2020 Annual Report | Consolidated Financial Statements | 132

Export Development Canada

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31

(in millions of Canadian dollars)	Notes	2020	2019

Share Capital	19	12,300	1,333

Retained Earnings

Balance beginning of year		8,423	9,012

IFRS 16 transition adjustment		–	(1)

Revised balance beginning of year		8,423	9,011

Net income (loss)		(1,352)	462

Other comprehensive loss:

Retirement benefit plans remeasurement		(81)	(40)

Dividend paid	19	–	(1,010)

Balance end of year		6,990	8,423

Total Equity End of Year		$ 19,290	$ 9,756

The accompanying notes are an integral part of these consolidated financial statements.

EDC 2020 Annual Report | Consolidated Financial Statements | 133

Export Development Canada

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended December 31

(in millions of Canadian dollars)	2020	2019

Cash Flows from (used in) Operating Activities

Net income (loss)	(1,352)	462

Adjustments to determine net cash from (used in) operating activities

Provision for credit losses	2,083	240

Change in the net allowance for claims on insurance	279	(331)

Depreciation and amortization	39	41

Realized (gains) and losses	(128)	8

Changes in operating assets and liabilities

Change in fair value of investments and accrued interest on loans receivable	(233)	(160)

Change in accrued interest and fair value of marketable securities	(98)	(174)

Change in accrued interest and fair value of loans payable	361	439

Change in derivative instruments	(261)	(192)

Other	20	(123)

Loan disbursements	(25,345)	(21,692)

Loan repayments and principal recoveries from loan asset sales	21,965	22,188

Net cash from (used in) operating activities	(2,670)	706

Cash Flows from (used in) Investing Activities

Disbursements for investments	(387)	(311)

Receipts from investments	189	152

Purchases of marketable securities	(8,354)	(9,316)

Sales/maturities of marketable securities	10,249	9,686

Purchases of property, plant and equipment	(6)	(3)

Purchases of intangible assets	(2)	(21)

Net cash from (used in) investing activities	1,689	187

Cash Flows from (used in) Financing Activities

Issue of long-term loans payable	11,922	14,872

Repayment of long-term loans payable	(13,606)	(14,574)

Issue of short-term loans payable	30,321	37,037

Repayment of short-term loans payable	(36,858)	(38,450)

Disbursements from sale/maturity of derivative instruments	(200)	(443)

Receipts from sale/maturity of derivative instruments	88	99

Issue of share capital	10,967	–

Dividend paid	–	(1,010)

Net cash from (used in) financing activities	2,634	(2,469)

Effect of exchange rate changes on cash and cash equivalents	(62)	(85)

Net increase (decrease) in cash and cash equivalents	1,591	(1,661)

Cash and cash equivalents

Beginning of year	1,285	2,946

End of year	$ 2,876	$ 1,285

Cash and cash equivalents are comprised of:

Cash	182	176

Cash equivalents included within marketable securities	2,694	1,109

	$ 2,876	$ 1,285

Operating Cash Flows from Interest

Cash paid for interest	$ 891	$ 1,374

Cash received for interest	$ 1,877	$ 2,382

The accompanying notes are an integral part of these consolidated financial statements.

EDC 2020 Annual Report | Consolidated Financial Statements | 134

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Mandate

Export Development Canada (“EDC”, “we” or “our”) was created in 1944 as Canada’s export credit agency (ECA). On October 1, 1969, EDC was established as a Crown corporation by a statute of the Parliament of Canada, the Export Development Act (the “Act”). EDC’s mandate is to support and develop, directly or indirectly, Canada’s export trade, and Canadian capacity to engage in that trade and respond to international business opportunities, as well as to provide development financing and other forms of development support in a manner consistent with Canada’s international development priorities.

EDC is named in Part I of Schedule III to the Financial Administration Act (the “FA Act”) and is accountable for its affairs to Parliament through the Minister of Small Business, Export Promotion and International Trade (the “Minister”).

In 2008, EDC was given and implemented a directive (PC 2008-1598) pursuant to Section 89 of the FA Act, entitled Order giving a direction to parent Crown corporations involved in commercial lending to give due consideration to the personal integrity of those they lend to or provide benefits to, in accordance with the Federal Government’s policy to improve the accountability and integrity of federal institutions.

In July 2015, EDC, together with other federal Crown corporations, was issued a directive (PC 2015-1110) pursuant to Section 89 of the FA Act to align our travel, hospitality, conference and event expenditure policies, guidelines and practices with Treasury Board policies, directives and related instruments on travel, hospitality, conference and event expenditures in a manner that is consistent with our legal obligations. We have complied with the directive in a way that does not hinder our ability to deliver on our mandate for Canadian companies.

In 2017, EDC completed its compliance with the directive PC 2017-127. This directive intended to ensure equitable and balanced cost-sharing between employee and employer for pension contributions, along with setting the normal retirement age at 65.

In June 2018, EDC was issued a directive (PC 2018-683) pursuant to Section 89 of the FA Act to perform any activity consistent with any authorization obtained from the Minister pursuant to Section 23 of the Act (Canada Account) in respect of the project known as the Trans Mountain Pipeline Expansion (the “Project”). We have complied with the directive by performing all required activities described in the authorization obtained from the Minister on June 5, 2018, as amended by the authorization obtained from the Minister on July 27, 2018 save and except for the indemnity transaction contemplated in paragraph 3 of the authorization of June 5, 2018 as this part of the authorization has not yet been implemented. EDC has further implemented the directive by performing all required activities described in the authorization obtained from the Minister on July 8, 2019 and further amendments thereto on August 31, 2020 and September 28, 2020.

In August 2019, EDC was issued a directive (PC 2019-1190) pursuant to Section 89 of the FA Act to lend monies to General Dynamics Land Systems – Canada Corporation in accordance with any authorization obtained from the Minister pursuant to Section 23 of the Act (Canada Account). We have complied with this directive by performing required activities consistent with the authorization obtained from the Minister on August 19, 2019.

In March 2020, EDC was issued a directive (PC 2020-206) pursuant to Section 89 of the FA Act to perform any activity consistent with any authorization obtained from the Minister pursuant to Section 23 of the Act as part of the response to the coronavirus disease 2019 (COVID-19); to support and develop domestic business in accordance with paragraph 10(1)(a) of the Act as part of that response; and to take any ancillary or other measures that may be advisable or necessary to give effect to the directive. We have received such authorizations and amendments thereto in respect of the Canada Emergency Business Account (CEBA) and have implemented and are continuing to implement transactions thereunder pursuant to authorizations dated April 5, April 8, April 13, April 16, May 12 and October 20, 2020.

The Government of Canada is the sole shareholder of EDC.

We incorporated Exinvest Inc. as a wholly-owned subsidiary under the Canada Business Corporations Act in 1995.

EDC 2020 Annual Report | Consolidated Financial Statements | 135

In May 2017, for the purposes of creating a Canadian Development Finance Institution, the Government of Canada broadened EDC’s mandate and scope of activity to include providing, directly or indirectly, development financing and other forms of development support in a manner that is consistent with Canada’s international development priorities. Development Finance Institute Canada (DFIC) Inc. was incorporated under the Canada Business Corporations Act in September 2017 as a wholly-owned subsidiary of EDC, and began operations under the trade name FinDev Canada in January 2018.

Our earnings and those of our subsidiaries are not subject to the requirements of the Income Tax Act.

We are subject to a limit imposed by the Act on our contingent liability arrangements. The Act specifies that the limit applies to the principal amount owing under all outstanding arrangements which have the effect of providing, to any person, any insurance, reinsurance, indemnity or guarantee. This limit shall at no time exceed $90.0 billion which may be varied in an Appropriation Act. As part of the response to COVID-19, the Minister of Finance was temporarily provided with the flexibility to set EDC’s contingent liability limits from March 25, 2020 until September 30, 2020. During this time, the contingent liability limit was increased from $45.0 billion to $90.0 billion. At the end of December 2020, the amount of these contingent liabilities was $33.2 billion (2019 – $27.2 billion).

We are for all purposes an agent of Her Majesty in right of Canada. As a result, all obligations under debt instruments we issue are obligations of Canada. The Act allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements. The maximum applicable to December 31, 2020 is $310.8 billion (2019 – $155.2 billion), against which borrowings amounted to $45.0 billion (2019 – $52.4 billion). The $155.6 billion increase to the maximum applicable amount in 2020 is largely due to $10,967 million of capital injections received in order to support EDC’s response to the COVID-19 pandemic.

2. Impact of COVID-19

The World Health Organization officially declared the outbreak of COVID-19 a pandemic on March 11, 2020. The COVID-19 pandemic continues to have a significant adverse impact on the global economy. The overall economy continues to navigate the pandemic with continuing uncertainty even as vaccinations are being distributed. As a result, we continue to operate in an uncertain macroeconomic environment.

IMPACT ON ESTIMATES AND JUDGEMENTS

As disclosed in Note 3, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and judgements that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. The COVID-19 pandemic gives rise to heightened uncertainty and increases the need to apply judgment in evaluating the economic environment and its impact on significant estimates. The uncertainty created by the COVID-19 pandemic has increased the level of judgment applied in estimating the allowance for credit losses (see Note 5) and premiums and claims liabilities (see Note 15). Actual results could vary significantly from these estimates and judgments.

3. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages and conform in all material respects to IFRS.

BASIS OF CONSOLIDATION

Our consolidated financial statements include the assets, liabilities, results of operations and cash flows of our wholly-owned subsidiaries and those structured entities consolidated under IFRS 10 – Consolidated Financial Statements. Intercompany transactions and balances have been eliminated.

EDC 2020 Annual Report | Consolidated Financial Statements | 136

APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

New standards, amendments and interpretations

The following standard and amendment issued by the IASB have been assessed as being relevant to EDC. The changes were adopted for the annual period beginning on January 1, 2020.

The Conceptual Framework for Financial Reporting – In March 2018, the IASB issued the revised Conceptual Framework, which sets out the fundamental concepts for financial reporting to ensure consistency in standard setting decisions and that similar transactions are treated in a similar way, in order to provide useful information to users of financial statements. The revised Conceptual Framework, which did not result in any change to the consolidated financial statements, was adopted on January 1, 2020.

IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors – In October 2018, the IASB issued amendments to IAS 1 and IAS 8 regarding the definition of materiality. The amendments clarify the definition of material, explain how the definition should be applied and improve the explanations accompanying the definition. The amendments also ensure that the definition is consistent across all IFRS standards. The amendments were adopted on January 1, 2020 with no changes to the consolidated financial statements.

Standards, amendments and interpretations not yet in effect

The following standards and amendments issued by the IASB have been assessed as having a possible effect on EDC in the future. We are currently assessing the impact of these standards and amendments on our consolidated financial statements:

IFRS 17 – Insurance Contracts – In May 2017, the IASB issued IFRS 17 which establishes recognition, measurement, presentation, and disclosure requirements of insurance contracts. The standard requires entities to measure the contract liabilities using their current fulfillment cash flows and revenue to be recognized using one or more of three methods. We are planning to adopt two of these methods – the General Measurement Model and the Premium Allocation Approach to measure insurance contracts. In June 2020, the IASB made amendments to IFRS 17 to address concerns and implementation challenges raised by stakeholders. The primary impact of the amendments to EDC is the extension of the effective date by two years, to annual periods beginning on or after January 1, 2023. We do not anticipate that the other amendments will have a material impact on our implementation.

The IFRS 17 standard is highly relevant to EDC and will impact our consolidated financial statements and related disclosures, however the impact cannot be reasonably estimated at this time.

IFRS 16 – Leases – In May 2020, the IASB issued an amendment related to COVID-19 Related Rent Concessions which provides a practical expedient in assessing whether a COVID-19 related rent concession is a lease modification. The amendment is effective for annual reporting periods beginning on or after June 1, 2020 and there was no impact to the consolidated financial statements.

Interest Rate Benchmark Reform – Phase 2 – In August 2020, the IASB issued amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement, IFRS 7 – Financial Instruments: Disclosures, IFRS 4 – Insurance Contracts and IFRS 16 – Leases to address the reforms related to the interest rate benchmark. These amendments are effective for annual reporting periods beginning on or after January 1, 2021 with early application permitted. The amendments include changing the effective interest rate of financial instruments to reflect the change to the alternative benchmark rate, as well as additional disclosures about new risks arising from the reform and how we are managing the transition to alternative benchmark rates. These amendments are highly relevant to EDC and will impact the loans receivable, loans payable and derivative instruments balances on our consolidated financial statements and related disclosures, however the impact cannot be reasonably estimated at this time. Currently, our project working group is focused on key activities including assessing the impact on existing systems and processes as well as the impact of converting our existing loan and debt agreements to using the new relevant alternative benchmark rates.

EDC 2020 Annual Report | Consolidated Financial Statements | 137

USE OF ESTIMATES AND KEY JUDGMENTS

To prepare our consolidated financial statements in accordance with IFRS, it is necessary for management to exercise judgment and make use of estimates and assumptions in applying certain accounting policies. We utilize current market data, our own historical experience and other information available to us as at the date of the financial statements in arriving at our decisions. We have established procedures to ensure that the process for determining our estimates and assumptions is well controlled and occurs in an appropriate and systematic manner.

Uncertainty is inherent in the use of estimates and assumptions and, as a result, actual results may vary significantly from management’s estimates. Uncertainty arises, in part, from the use of historical experience and data at a point in time to establish our assumptions. While this data may be the most reliable basis available on which to base our assumptions, economic events may occur subsequently that render previous assumptions invalid and cause a material change to actual results.

Areas where management has made significant use of estimates and exercised judgment are discussed below.

Estimates

Note 5 – Loans and Allowance for Credit Losses

The allowance for losses on loans, loan commitments and loan guarantees represents management’s best estimate of expected credit losses. These estimates are reviewed periodically during the year and in detail as at the date of the financial statements.

The purpose of the allowance is to provide an estimate of expected credit losses inherent in the loan portfolio. Estimation is inherent in the assessment of forward-looking probabilities of default, loss severity in the event of default (also referred to as loss given default), review of credit quality and the value of any collateral. Management also considers the impact of forward-looking macroeconomic factors including current and future economic events, industry trends and risk concentrations on the portfolio and the required allowance.

Allowances are established on an individual basis for loans, loan commitments and loan guarantees that management has determined to be impaired and/or for which losses have been incurred. When an obligor is considered impaired, we reduce the carrying value of the loan to its net realizable value. Management is required to make a number of estimates including the timing and amount of future cash flows and the residual values of the underlying collateral.

Note 15 – Premium and Claims Liabilities

The premium and claims liabilities are based on our estimate of future claims under the terms and conditions of our insurance policies. The actuarial valuation uses simulation techniques and is based on assumptions relevant to the insurance products and is derived in conjunction with our own experience. The actuarial calculation of the premium and claims liabilities uses key management assumptions for frequency of claims, severity of loss, future claim development, administrative expenses, relevant discount rates and margins for adverse deviations.

Note 21 – Fair Value of Financial Instruments

The majority of financial instruments are recognized on our Consolidated Statement of Financial Position at their fair value. These financial instruments include marketable securities, recoverable insurance claims, derivative instruments, investments and loans payable designated at fair value through profit or loss. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Our financial instruments are categorized into one of three levels based on whether the techniques employed to value the instruments use observable or unobservable market inputs. Financial instruments categorized as Level 1 are valued using quoted market prices, thus minimal estimation is required. Those instruments categorized as Level 2 and 3 require the use of greater estimation and judgment, and level 3 instruments include inputs that are not based on observable market data.

EDC 2020 Annual Report | Consolidated Financial Statements | 138

Note 31 – Retirement Benefit Plans

EDC maintains a defined benefit pension plan, a defined contribution plan and other post-retirement benefit plans. IFRS requires that management measure the plans’ defined benefit obligations and annual costs using assumptions that are long-term in nature and reflect our best estimates. We review key assumptions on an annual basis with our actuaries using relevant experience, in conjunction with market related data. The key assumptions include expected rates of compensation increase, discount rates, inflation rate, longevity of plan members, and health care costs.

Judgments

Note 5 – Loans and Allowance for Credit Losses

Management judgment is used in the expected credit loss (ECL) calculation as it pertains to the application of forward-looking information to support future events and historical behaviour patterns in determining the expected life of a financial instrument. Judgment is also used in assessing significant increase in credit risk.

Note 15 – Premium and Claims Liabilities

Judgment is used in selecting the severity of loss, future claim development, frequency of claim, discount rate and the confidence level for adverse deviation in the calculation of our insurance premium and claims liabilities.

Note 21 – Fair Value of Financial Instruments

The categorization of our financial instruments into three fair value hierarchy levels requires judgment. Our policy is to recognize transfers into and out of these levels at the date of the event or change in circumstances that caused the transfer. Quantitative disclosure is provided for all transfers among all levels regardless of their significance.

Financial instruments categorized as Level 2 and 3 require significant judgment in the selection of appropriate discount rates, yield curves and other inputs into our models which may not be based on observable market data.

Note 24 – Structured Entities

A structured entity (SE) is defined as an entity created to accomplish a narrow and well-defined objective. Management exercises judgment in determining whether EDC has control of structured entities. When we have power over an SE and are exposed, or have rights to variable returns from our involvement with an SE and have the ability to affect those returns through our power over the SE, we are considered to control the SE and the SE is consolidated within our financial statements. When the criteria for control are not met, SEs are not consolidated.

Note 31 – Retirement Benefit Plans

The management assumption with the greatest potential impact on our defined benefit obligation is the discount rate. Management judgment is used in the determination of the discount rate, which is set by reference to the yield of a portfolio of high-quality fixed income instruments (rated AA or higher), that match the timing of the expected benefit payments.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of cash and short-term highly liquid marketable securities with a term to maturity of 90 days or less from the date of their acquisition, are considered highly liquid, readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. Cash equivalents are included within marketable securities on the Consolidated Statement of Financial Position.

EDC 2020 Annual Report | Consolidated Financial Statements | 139

MARKETABLE SECURITIES

We hold marketable securities for liquidity purposes. Our marketable securities are held with creditworthy counterparties that must have a minimum credit rating from an external credit rating agency of A- for all transactions.

Marketable securities held directly by EDC are recorded at fair value through profit or loss to reflect our business model for managing these instruments. Purchases and sales of marketable securities are recorded on the trade date and the transaction costs are expensed as incurred. Interest revenue is recorded in marketable securities revenue in the Consolidated Statement of Comprehensive Income. Realized and unrealized gains and losses on these securities are included in other (income) expenses in the Consolidated Statement of Comprehensive Income.

LOANS RECEIVABLE

Loans receivable are recorded at fair value upon initial recognition and subsequently measured at amortized cost using the effective interest method. Our loans receivable are held in order to collect contractual cash flows which represent payments of principal, interest and fees. They are derecognized when the rights to receive cash flows have expired or we have transferred substantially all the risks and rewards of ownership. A loan payment is considered past due when the obligor has failed to make the payment by the contractual due date.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating the interest income over the relevant period in financing and investment revenue in the Consolidated Statement of Comprehensive Income. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset. When calculating the effective interest rate, we estimate cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but do not consider future credit losses. The calculation includes all fees paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Deferred loan revenue, which consists of exposure, administration and other upfront fees, is considered an integral part of the effective interest rate and is amortized over the term of the related loan.

While it is generally our intention to hold performing loan assets until maturity, in some cases the loans are sold prior to maturity for risk mitigation purposes. Gains and losses on the sale of performing loans are included in other (income) expenses. Losses on sales of impaired loans are reported in the provision for (reversal of) credit losses.

LOAN GUARANTEES

In the ordinary course of business we issue loan guarantees to cover non-payment of principal, interest and fees due to financial institutions providing loans to Canadian exporters or buyers of Canadian goods and services. Loan guarantees are initially recognized in the financial statements at fair value in the liability for loan guarantees. Fair value is determined to be the guarantee fee received. Subsequent to initial recognition, our liability is measured at the higher of the unamortized guarantee fees and the allowance calculated that estimates the loss anticipated to be incurred as a result of satisfying our obligation under that guarantee.

Any change in liability relating to the allowance on loan guarantees is recorded in the Consolidated Statement of Comprehensive Income in the provision for (reversal of) credit losses. Guarantee fees, including deferred guarantee fees, are recognized in the Consolidated Statement of Comprehensive Income on a straight-line basis over the life of the guarantee, as performance obligations are satisfied.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses represents management’s best estimate of expected credit losses and is based on the expected credit loss model.

Financial instruments subject to an impairment assessment include loans held at amortized cost. The allowance for credit losses related to loans receivable is presented in the allowance for losses on loans in the Consolidated Statement of Financial Position.

EDC 2020 Annual Report | Consolidated Financial Statements | 140

Off-balance sheet items subject to an impairment assessment include loan commitments and loan guarantees. The allowance for credit losses related to loan commitments is presented in the allowance for losses on loan commitments and the allowance for credit losses related to loan guarantees is included in the liability for loan guarantees in the Consolidated Statement of Financial Position.

Changes in the allowance for credit losses as a result of originations, repayments and maturities, changes in risk parameters, remeasurements and modifications are recorded in the provision for (reversal of) credit losses in our Consolidated Statement of Comprehensive Income.

Expected Credit Loss Impairment Model

The expected credit loss (ECL) model applies a three-stage approach to measure the allowance for credit losses. At initial recognition financial instruments are placed in Stage 1. Expected credit losses are measured based on the stage assignment of the financial instrument:

•

Stage 1 – Where there has not been a significant increase in credit risk since origination, the allowance recorded is based on the expected credit losses resulting from defaults over the next 12-months;

•

Stage 2 – Where there has been a significant increase in credit risk since origination, the allowance recorded is based on the expected credit losses over the remaining lifetime of the financial instrument; and

•

Stage 3 – Where a financial instrument is considered impaired, the allowance recorded is based on the expected credit losses over the remaining lifetime of the instrument and interest revenue is calculated based on the carrying amount of the instrument, net of the loss allowance, rather than on its gross carrying amount.

Impairment and Write-off of Financial Instruments

Under EDC’s definition of default on loans receivable and loan commitments, financial instruments are considered to be in default and placed in Stage 3 when they meet one or both of the following criteria which represent objective evidence of impairment:

•	there has been a deterioration in credit quality to the extent that EDC considers that the obligor is unlikely to pay its credit obligations to EDC in full; or

•	the obligor is past due more than 90 days on any credit obligation to EDC, as required under IFRS 9.

If there is objective evidence that an impairment loss has occurred on an individual loan or loan commitment, the amount of the loss is measured as the difference between the loan’s carrying amount and the present value of any estimated future cash flows discounted at the loan’s original effective interest rate. The carrying value of the loan is reduced through the use of an individual allowance.

Thereafter, interest income on individually impaired loans is recognized based on the reduced carrying value of the loan using the original effective interest rate of the loan.

Impaired loan guarantees are identified by applying the same criteria to the underlying loan that is used to assess the impairment of direct loans carried at amortized cost. When the underlying loan is individually assessed to be impaired, it is probable that a call on the guarantee will be made representing an outflow of economic benefits that would be required to settle our obligation under the guarantee. Should there be a cash outflow related to a call on an impaired guarantee, in most cases we would not consider the associated newly originated loan to be a purchase or origination of a credit impaired asset.

Loans and the related allowance for credit losses are written off, either partially or in full, when all collection methods, including the realization of collateral, have been exhausted and no further prospect of recovery is likely.

Loans are returned to performing status when it is likely that contractual payments will continue pursuant to the terms of the loan.

EDC 2020 Annual Report | Consolidated Financial Statements | 141

Measurement of Expected Credit Losses

The ECL calculation along with the stage assignment considers reasonable and supportable information about past events, current conditions and forecasts of future economic events. The estimation and application of forward-looking information, using both internal and external sources of information, requires significant judgement.

The ECL model is a function of the probability of default (PD), loss given default (LGD), and exposure at default (EAD) of a specific obligor or group of obligors with like characteristics such as industry and country classification as well as credit risk rating, discounted to the reporting date using the effective interest rate, or an approximation thereof. PD is modelled based on current and historic data along with relevant forward-looking macroeconomic factors to estimate the likelihood of default over a given time horizon. LGD is an estimate of the percentage of exposure that will be lost if there is a default on a specific obligor. EAD is modelled based on cash flow expectations which include contractual terms as well as forward-looking repayment and draw patterns and represents the outstanding exposure at the time of default.

Forward-Looking Information

Expected credit losses are calculated using forward-looking information determined from reasonable and supportable forecasts of future economic conditions as at the reporting date. The ECL model does not consider every possible scenario but reflects a representative sample of three possible outcomes. The scenarios used are not biased towards extremes, reflect consistency among variables and are probability-weighted.

In addition to a baseline macroeconomic outlook, EDC also produces two alternative outlooks. These alternative forecasts leverage our country risk and industry analysts in our Economics team to identify and vet key upside and downside scenario possibilities, considering their impacts and probability of occurrence. The scenarios are reviewed quarterly for ongoing relevance.

The macroeconomic variables considered in the determination of the scenarios have been established to be key drivers of a global macroeconomic outlook and influential to EDC’s loan portfolio and include, but are not limited to, gross domestic product, commodity prices, equity indices, bond yields and unemployment rates. The macroeconomic variables are applied in the ECL model based on the industry classification for the corporate portfolio, and based on the country for sovereign loans. We also assess the extent to which these variables may not reflect recent economic events that may result in credit deterioration. In these cases we will estimate the potential impact on our allowances and apply market overlays to specific industries or other exposure categories that we deem appropriate.

Significant Increase in Credit Risk

At each reporting date, an assessment of whether a significant increase in credit risk has taken place since the initial recognition of the financial instrument is performed. The assessment, which does not use the low credit risk exemption allowed under IFRS 9, requires significant judgement and considers the following factors:

•	a threshold based on a relative change in the probability of default for the remaining expected life of the instrument relative to the corresponding probability of default at origination;

•	qualitative information available as at the reporting date; and

•	days past due.

Any exposure that is 30 days past due is placed in Stage 2. Any exposure that is 90 days past due is considered impaired and placed in Stage 3.

Assets can move in both directions through the stages of the impairment model. If, in a subsequent period, the credit quality improves for an instrument in Stage 2 such that the increase in credit risk since initial recognition is no longer considered significant, the instrument will move to Stage 1 and the loss allowance shall revert to being recognized based on the 12-month expected credit losses.

Modifications

In situations where a borrower experiences financial difficulty, we may grant certain modifications to the terms and conditions of a loan. An assessment is done to determine if the loan should be derecognized. If the modification does not result in derecognition, the date of origination continues to be used to assess significant increase in credit risk. If the modification results in derecognition, a new loan is recognized based on the new contractual terms and is placed in Stage 1. Loans that are

EDC 2020 Annual Report | Consolidated Financial Statements | 142

credit-impaired upon origination are placed in Stage 3, and the lifetime expected credit losses are reflected in the initial fair value. In subsequent reporting periods, we recognize only the cumulative changes in the lifetime ECLs since initial recognition as an allowance for credit losses. Changes in ECLs are recognized in the provision for (reversal of) credit losses on the Consolidated Statement of Comprehensive Income.

The Paris Club is an international forum of sovereign creditors, including Canada, who agree to formally reschedule sovereign borrowers’ debt when they are experiencing financial difficulties and are unable to meet their obligations. Sovereign loans that are considered in default by the Paris Club are classified as individually impaired. Consistent with the terms of Paris Club rescheduling agreements, contractual interest maturities for individually impaired sovereign loans are included in gross loans receivable.

FORECLOSED ASSETS

Assets that are returned to us(1) because of default under loan agreements are classified as held for use or held for sale according to management’s intention. The assets are recorded initially at fair value less costs to sell, when applicable, and are included in other assets on the Consolidated Statement of Financial Position. Any write-downs at recognition are reported in the provision for (reversal of) credit losses and any gains are recorded in other (income) expenses. Subsequent impairment losses or reversals of impairment losses are determined as the difference between the carrying amount and the recoverable amount and are recorded in other (income) expenses for the held-for-sale portfolio and in leasing and financing-related expenses for the held-for-use portfolio. We determine fair value based on market prices obtained from an independent appraiser along with current market data and other information available to us.

INVESTMENTS

Investments are comprised of direct investments that we hold in private and public companies and investments in private equity funds. Purchases and sales of these investments are recorded on a trade-date basis and are measured at fair value. Subsequent changes in fair value and any realized gains and losses are recorded in other (income) expenses. Transaction costs are expensed as incurred and included within leasing and financing-related expenses.

LEASES

At the inception of a contract, we assess whether the contract is, or contains, a lease. A lease is defined as a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration. In our assessment of whether a contract conveys the right to use an asset, we consider whether EDC has:

•	access to a physically identifiable asset either explicitly or implicitly within the contract;

•	the right to obtain substantially all of the economic benefits from use of the identified asset; and

•	the right to direct the use of the identified asset.

We recognize right-of-use assets and lease liabilities at the lease commencement date. At initial recognition, right-of-use assets are measured at cost and are subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. In addition, right-of-use assets are assessed for impairment consistent with the requirements under IAS 36.

Our right-of-use assets have three classes of underlying assets: head office building, other office space and computer hardware. We account for lease components and non-lease components separately for each of our asset classes. We do not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less or are of a low value. Lease payments associated with these leases are recognized as an expense as they are incurred.

Lease liabilities are initially measured at the present value of lease payments and discounted using the interest rate implicit in the lease or, if not available, EDC’s incremental borrowing rate. Subsequently, the lease liability is measured at amortized cost using the effective interest rate method. It is remeasured when there is a change in future lease payments arising from a change to the term of the lease. When a lease is remeasured, a corresponding adjustment is also made to the carrying amount of the right-of-use asset or is recognized as a gain or loss in other (income) expense if the carrying amount of the right-of-use asset is nil.

(1)

All aircraft returned to us for which the equity interest in the leveraged lease structure has been foreclosed have been registered with a number of trusts of which we are exposed, or have rights, to variable returns from our involvement with a structured entity and have the ability to affect those returns through our decision-making power over the structured entity.

EDC 2020 Annual Report | Consolidated Financial Statements | 143

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation and impairment losses. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets or the term of the relevant lease. The estimated useful lives and depreciation methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. The useful life used in the calculation of depreciation for furniture and equipment is five years and three years for computer hardware. Leasehold improvements are depreciated over the shorter of the term of the respective lease or the useful economic life of the leasehold improvement. Depreciation is recorded in administrative expenses.

The gain or loss arising from the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in other (income) expenses.

INTANGIBLE ASSETS

Intangible assets represent internally developed and purchased computer software. They are carried at cost less accumulated amortization and impairment losses. Amortization is charged on a straight-line basis over the estimated useful lives of the intangible assets, which currently vary from five to ten years. The estimated useful lives and amortization methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. Amortization is recorded in administrative expenses.

Intangible assets are reviewed annually for indications of impairment. If indications exist, the carrying value is analyzed to determine whether it is fully recoverable. An impairment loss is recorded in administrative expenses to write down the carrying value to recoverable amount.

INSURANCE PREMIUMS

Insurance contracts are those contracts where we have accepted significant insurance risk by agreeing to compensate the policyholders if they are adversely affected by a specified uncertain future event.

Premiums on insurance policies are deferred and recognized in income over the term of the policy on a straight-line basis.

PREMIUM AND CLAIMS LIABILITIES

Premium and claims liabilities represent our estimate of future claims under the terms and conditions of our insurance policies. An actuarial valuation, which conforms to the recommendations of the Canadian Institute of Actuaries, is performed to establish our liability. The valuation uses simulation techniques and assumptions derived from our own experience (frequency of claims, severity of losses, future claim development, administrative expenses, relevant discount rates and margins for adverse deviations) relevant to our insurance products. The liability is comprised of reported claims, incurred but not reported claims (IBNR), and management’s best estimate of the net present value of net future claims under existing policies.

Deferred insurance premiums are the portion of premiums received on policies written that relate to risk periods after the current fiscal year and are amortized over the remaining term of the related policies. To the extent that our deferred premiums are not sufficient to cover our liability, an allowance is established. Adjustments to the liability are reflected in claims-related expenses. Future developments may result in claims which are materially different than the allowance provided.

Premium and claims liabilities on our Consolidated Statement of Financial Position include both the deferred premiums and the allowance for claims on insurance.

REINSURANCE

In the ordinary course of business, we assume and cede reinsurance with other insurance companies. We cede reinsurance to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve us of our obligations to the insured but they do provide for the recovery of claims arising from the liabilities ceded. We also assume reinsurance and thereby take on risk. Ceded reinsurance premiums, unearned premiums ceded to reinsurers and recoveries and estimates of recoveries on claims are recorded in the same manner as if the reinsurance were considered direct business. Amounts recoverable from the reinsurers

EDC 2020 Annual Report | Consolidated Financial Statements | 144

are estimated in a manner consistent with the claims liability associated with the reinsured policy and are recorded within reinsurers’ share of premium and claims liabilities. Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire.

Reinsurance assets are reviewed for impairment at each reporting date or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that we may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measurable impact on the amounts that we will receive from the reinsurer.

DERIVATIVE INSTRUMENTS

Derivative instruments (derivatives) are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, equities, credit spreads or other financial measures. Derivatives that we may use to manage interest rate risk, foreign exchange risk and credit risk include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps, foreign exchange forwards and credit default swaps. We hold a portfolio of derivatives which we use to manage the foreign exchange risk associated with using our capital to fund our largely U.S. dollar-denominated operations. Derivatives are only contracted with creditworthy counterparties in accordance with policies established by our Global Risk Management Group and approved by our Board of Directors.

We do not apply hedge accounting to our derivatives. Derivatives are accounted for at fair value and are recognized on the Consolidated Statement of Financial Position upon the trade date and are removed from the Consolidated Statement of Financial Position when they expire or are terminated. Derivatives with a positive fair value are reported as derivative instruments within assets, while derivatives with a negative fair value are reported as derivative instruments within liabilities. All interest income and expenses associated with our derivatives are included in interest expense or marketable securities revenue, while realized and unrealized gains and losses are recorded in other (income) expenses.

Long-term currency swaps are considered part of the financing cash flows on the Consolidated Statement of Cash Flows because these swaps are used to manage our funding. We issue debt in a number of currencies for diversification purposes. We then use currency swaps to bring those funds into the currency required to disburse on our loans. All other swaps are included in operating cash flows as they are used to alter the interest rate risk profile of the portfolio.

LOANS PAYABLE

We have designated the majority of our debt, including structured debt, at fair value through profit or loss in order to obtain the same accounting treatment as the related derivatives. In general, these derivatives are transacted to manage interest and foreign exchange rate risk on the related debt. Contractual interest on our debt is recorded in interest expense. Any change in fair value on these instruments is recorded in other (income) expenses.

Our fixed rate bonds which do not have derivatives associated with them are carried at amortized cost with interest recorded in interest expense using the effective interest rate method.

The transaction costs related to our loans payable at amortized cost are capitalized and amortized in interest expense using the effective interest rate method over the life of the instrument.

ACCOUNTS PAYABLE AND OTHER CREDITS

Accounts payable and other credits are carried at amortized cost.

TRANSLATION OF FOREIGN CURRENCY

All monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars, EDC’s functional and presentation currency, at exchange rates prevailing at the end of the year. Income and expenses are translated at either daily or monthly average exchange rates in effect during the year. Exchange gains and losses resulting from the translation of foreign currency balances and transactions are included in other (income) expenses.

Foreign currency non-monetary items that are measured at historical cost are translated at historical rates. Foreign currency non-monetary items measured at fair value are translated using the rate of exchange at the date the fair value was determined.

EDC 2020 Annual Report | Consolidated Financial Statements | 145

RETIREMENT BENEFIT PLANS

We maintain a defined benefit pension plan, a defined contribution plan, and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits. The defined benefit pension plan is only available for employees hired prior to January 1, 2012.

The accrued benefit obligations are actuarially determined using the projected unit credit method (which incorporates management’s best estimate of future salary levels, retirement ages of employees and other actuarial factors).

The defined benefit expense (included in administrative expenses) consists of the actuarially determined retirement benefits for the current year’s service and imputed interest on projected benefit obligations net of interest earned on any plan assets over the average remaining working lives of employees expected to receive benefits under the plans.

Remeasurement gains and losses arise from the difference between the actual rate of return and the discount rate on plan assets for that period and from changes in actuarial assumptions used to determine the accrued benefit obligation. These gains or losses are recognized in other comprehensive income and are closed to retained earnings.

4. Marketable Securities

We maintain liquidity sufficient to meet general operating requirements, to maintain stability in our short-term borrowing program and to provide flexibility in achieving corporate objectives. Consistent with our business model for managing these instruments, they are carried at fair value through profit or loss.

The following table provides a breakdown of our marketable securities issued or guaranteed by:

(in millions of Canadian dollars)	Dec. 31, 2020	Dec. 31, 2019

U.S. government	6,752	8,550

Financial institutions	2,092	1,002

Other governments	1,419	1,202

Canadian governments	300	–

Total marketable securities	$ 10,563	$ 10,754

The following table provides a breakdown of our marketable securities by remaining term to maturity:

(in millions of Canadian dollars)	Dec. 31, 2020				Dec. 31, 2019
	Remaining term to maturity				Remaining term to maturity
	Under 1 year	1 to 3 years	Over 3 years	Total	Under 1 year	1 to 3 years	Over 3 years	Total

Short-term instruments*	5,641	–	–	5,641	4,192	–	–	4,192

Long-term fixed rate securities	254	2,011	2,657	4,922	48	3,280	3,234	6,562

Total marketable securities	$ 5,895	$ 2,011	$ 2,657	$ 10,563	$ 4,240	$ 3,280	$ 3,234	$ 10,754

*	Includes securities considered cash equivalents for the Consolidated Statement of Cash Flows of $2,694 million (2019 – $1,109 million).

EDC 2020 Annual Report | Consolidated Financial Statements | 146

5. Loans and Allowance for Credit Losses

LOANS RECEIVABLE

The following table presents the various components of loans receivable and the contractual maturity and related contractual effective yields for gross loans receivable. The yields are computed on a weighted average basis by amount and term. Floating rate yields are expressed as spreads over base rates which consist mainly of LIBOR for U.S. dollars and the Canadian Dollar Offered Rate (CDOR) for Canadian dollars.

(in millions of Canadian dollars)	Dec. 31, 2020						Dec. 31, 2019
	Floating $	Spread to maturity %	Fixed $	Yield to maturity %	Total $		Floating $	Spread to maturity %	Fixed $	Yield to maturity %	Total $

Performing:
Past due	45	0.98	79	3.93	124	(1)	16	3.67	16	4.59	32	(1)

2020	–	–	–	–	–		4,824	1.73	1,706	4.10	6,530

2021	6,489	2.46	2,266	3.58	8,755		5,961	1.77	2,113	3.17	8,074

2022	7,224	2.31	1,995	4.15	9,219		7,058	1.81	1,758	3.82	8,816

2023	6,851	2.04	1,272	3.60	8,123		5,396	1.82	1,200	3.73	6,596

2024	5,144	2.33	1,085	3.51	6,229		4,753	1.99	1,021	3.80	5,774

2025	3,623	2.17	1,417	3.39	5,040		2,198	2.08	1,323	3.42	3,521

2026 – 2030	8,042	2.10	3,829	3.35	11,871		5,390	2.20	3,223	3.56	8,613

2031 and beyond	1,148	1.66	2,299	2.76	3,447		619	1.68	1,636	3.07	2,255

Performing gross loans receivable	38,566	2.12	14,242	3.17	52,808		36,215	1.98	13,996	3.42	50,211	(2)

Impaired	1,254	4.19	710	5.86	1,964		796	3.94	594	5.48	1,390

Gross loans receivable	$ 39,820		$ 14,952		$ 54,772		$ 37,011		$ 14,590		$ 51,601

Accrued interest and fees receivable					188						242

Deferred loan revenue and other					(238)						(278)

Loans receivable					$ 54,722						$ 51,565

(1)	$50 million of receivables (2019 – $32 million) were less than 30 days past due.

(2)	Includes one originated credit-impaired loan of $56 million.

At the end of 2020, the floating rate performing gross loans receivable yield was 2.51% (2019 – 3.85%) with an average term to reset of 102 days (2019 – 109 days).

During the year, we provided relief to various obligors, particularly those in the aerospace industry, in order to support Canadian exporters through the current period of economic uncertainty. Any amounts that have been deferred are included above in the appropriate category based on the deferral agreement.

Sovereign loans represented 2% of total performing gross loans receivable (2019 – 2%).

EDC 2020 Annual Report | Consolidated Financial Statements | 147

We had country risk concentrations as outlined below:

(in millions of Canadian dollars)	Dec. 31, 2020			Dec. 31, 2019
Country	Performing gross loans receivable	%	Country	Performing gross loans receivable	*	%

United States	8,419	16	United States	8,198		16

Canada	6,826	13	Canada	4,880		10

United Kingdom	4,672	9	United Kingdom	3,956		8

Chile	4,084	8	Chile	3,890		8

Mexico	3,714	7	India	3,814		8

Australia	3,209	6	Mexico	3,303		6

Germany	2,478	5	Australia	3,084		6

India	2,208	4	Saudi Arabia	1,653		3

Saudi Arabia	1,539	3	Germany	1,573		3

United Arab Emirates	1,260	2	China	1,395		3

Other	14,399	27	Other	14,465		29

Total	$ 52,808	100	Total	$ 50,211		100

*	Includes one originated credit-impaired loan of $56 million.

Our most significant single counterparty performing gross loans receivable at the end of 2020 were as follows:

•	four mining industry obligors totalling $3,953 million (2019 – four obligors totalling $4,513 million), two located in Chile, one in Mongolia and one in the United Arab Emirates;

•	two aerospace industry obligors totalling $1,828 million (2019 – one obligor totalling $1,148 million), one located in the United States and one located in Canada;

•	two oil and gas industry obligors totalling $1,472 million (2019 – three obligors totalling $2,372 million), one located in Mexico and one located in Saudi Arabia;

•	one information and communication technologies industry obligor located in the United States for $1,274 million (2019 – one obligor for $1,299 million); and

•	one surface transportation industry obligor located in the United Kingdom for $1,306 million (2019 – one obligor totalling $946 million).

The following reflects the movement in gross loans receivable during the year:

(in millions of Canadian dollars)	2020	2019

Balance beginning of year	51,601	54,609

Disbursements	25,345	21,692

Principal repayments	(21,490)	(22,139)

Capitalized interest	44	8

Loans written off	(94)	(105)

Principal recoveries from loan asset sales	(475)	(49)

Transferred to held for sale	–	(29)

Foreign exchange translation	(159)	(2,386)

Balance end of year	$ 54,772	$ 51,601

In 2020, we sold $303 million (2019 – $52 million) in performing loans to various counterparties for which we recovered $295 million (2019 – $49 million) and the remaining $8 million (2019 – $3 million) was written off. We also sold $212 million (2019 – $11 million) in impaired loans for which the recoveries were $180 million (2019 – nominal).

EDC 2020 Annual Report | Consolidated Financial Statements | 148

INDIVIDUALLY IMPAIRED LOANS RECEIVABLE

The following table shows the carrying amount of loans specifically identified as impaired:

(in millions of Canadian dollars)	Dec. 31, 2020	Dec. 31, 2019

Gross loans receivable

Commercial	1,955	1,381

Sovereign	9	9

	1,964	1,390

Less: Deferred loan revenue and other	–	15

Individual allowance	1,254	537

Carrying amount of individually impaired loans	$ 710	$ 838

The following reflects the movement in individually impaired gross loans receivable during the year:

(in millions of Canadian dollars)	2020	2019

Balance beginning of year	1,390	863

Loans classified as impaired	1,038	777

Disbursements on loans	111	36

Capitalized interest	6	2

Principal repayments	(262)	(51)

Principal recoveries from loan sales	(180)	–

Loans written off	(86)	(102)

Loans reinstated to performing(1)	(2)	(63)

Transfer to assets held for sale	–	(29)

Foreign exchange translation	(51)	(43)

Balance end of year	$ 1,964	$ 1,390

(1)	Includes loans that were made performing following the restructuring of credit agreements.

In 2020, we had $1,038 million of loans made impaired (2019 – $777 million) from 29 commercial borrowers (2019 – 26 commercial borrowers).

During the year, impaired loans to 27 commercial borrowers totalling $86 million of principal (2019 – 39 commercial borrowers totalling $102 million) were written off. These loans were written off after all collection methods had been exhausted and no further prospect of recovery was likely.

In 2020, we had $2 million of loans return to performing status which related to one obligor (2019 – $63 million of loans related to three obligors).

Interest income recognized on impaired loans was $45 million in 2020 (2019 – $29 million).

EDC 2020 Annual Report | Consolidated Financial Statements | 149

EXPOSURE BY CREDIT GRADE

The breakdown of our gross loans receivable, loan commitments and loan guarantees by credit grade was as follows:

(in millions of Canadian dollars)					Dec. 31, 2020		Dec. 31, 2019
	Non-credit-impaired		Credit- impaired
	Stage 1	Stage 2	Stage 3	$	% of total	$	% of total

Gross loans receivable

Investment grade*	16,535	2,672	–	19,207	35%	24,740	48%

Non-investment grade	15,769	17,832	–	33,601	61%	25,415	49%

Individually impaired	–	–	1,964	1,964	4%	1,390	3%

Originated credit-impaired	–	–	–	–	–	56	–

Total gross loans receivable	$ 32,304	$ 20,504	$ 1,964	$ 54,772	100%	$ 51,601	100%

Loan commitments

Investment grade*	4,509	1,091	–	5,600	36%	10,758	60%

Non-investment grade	4,616	5,429	–	10,045	64%	7,134	40%

Individually impaired	–	–	61	61	–	73	–

Total loan commitments	$ 9,125	$ 6,520	$ 61	$ 15,706	100%	$ 17,965	100%

Loan guarantees

Investment grade*	212	239	–	451	11%	584	16%

Non-investment grade	2,601	1,009	–	3,610	86%	2,893	82%

Individually impaired	–	–	112	112	3%	75	2%

Total loan guarantees	$ 2,813	$ 1,248	$ 112	$ 4,173	100%	$ 3,552	100%

* Investment grade exposure represents obligors with credit ratings of BBB- and above as determined based on our internal credit risk-rating methodology.

We employ a range of policies to mitigate credit risk on our commercial loans which includes obtaining certain forms of security interest. The principal types of security interest are mortgages on equipment (mainly aircraft and rolling stock) and real estate, assignments or pledges on various business assets such as trade receivables, inventory, property, plant and equipment, equity shares and bank accounts. Other principal forms of credit enhancement include guarantees from counterparties with higher credit ratings that may be related to the borrower, such as a parent company.

As at the end of 2020, 17% of our loan exposure was collateralized mainly by aircraft and rolling stock (2019 – 18%). For our aerospace portfolio, we obtain third party assessments of each aircraft’s value, when available. The estimated value of our aircraft collateral at the end of 2020 was $6,070 million (2019 – $8,105 million). For the remainder of our secured portfolio, we rely on the latest available financial statements of the obligor and/or guarantor to estimate the collateral. The value of collateral on our impaired portfolio is $212 million (2019 – $301 million).

Our concentrations of risk are managed by obligor, country and industry. The maximum gross loans receivable exposure to any one obligor at the end of 2020 was $1,306 million (2019 – $1,558 million). After consideration of unfunded loan participations and loan default insurance, the maximum net exposure to any one obligor was $1,306 million (2019 – $1,299 million).

ALLOWANCE FOR CREDIT LOSSES

The following table shows the gross and net carrying amount of our loans receivable, loan commitments and loan guarantees:

(in millions of Canadian dollars)		Dec. 31, 2020				Dec. 31, 2019
	Gross carrying amount	Allowance for losses	*	Net carrying amount	Gross carrying amount	Allowance for losses	*	Net carrying amount

Loans receivable	54,772	2,630		52,142	51,601	930		50,671

Loan commitments	15,706	50		15,656	17,965	10		17,955

Loan guarantees	4,173	220		3,953	3,552	80		3,472

Total	$ 74,651	$ 2,900		$ 71,751	$ 73,118	$ 1,020		$ 72,098

* Includes allowance on other receivables of $6 million (December 2019 – $1 million).

EDC 2020 Annual Report | Consolidated Financial Statements | 150

Our allowance for credit losses is estimated using complex models that incorporate inputs, assumptions and model techniques that involve a high degree of management judgment. During the COVID-19 pandemic, a heightened level of judgment was required in a number of areas. In determining credit risk and estimating expected credit losses, we applied judgment with respect to the degree that certain industries and portfolios would be impacted by the COVID-19 pandemic. Given the economic uncertainty resulting from the pandemic, our estimate of allowance for credit losses in future periods could change materially.

During 2020, we made changes to our models as described below.

A component of our calculation includes the use of internal risk ratings which are produced through various approved risk rating models that use both quantitative and qualitative measures to determine an obligor’s risk rating. Our risk-rating methodology allows for model-produced risk ratings to be adjusted if necessary when management believes the model-produced ratings do not capture all relevant information needed to assess an obligor’s risk. At December 31, 2020, the difference between model-produced risk ratings and adjusted risk ratings is a $386 million increase in our allowance for credit losses, which includes adjustments to reflect the increased risk of the COVID-19 pandemic. The adjustments to the model-produced risk ratings due to the COVID-19 pandemic are industry specific and are based upon input from internal subject matter experts as well as data from external sources such as external credit agencies.

A new loss given default (LGD) model was developed for our aerospace portfolio to reflect increased risk stemming from the COVID-19 pandemic. The new model is based on distressed aircraft values relative to loan values, which is more representative of the current economic environment. The implementation of the new model resulted in a $107 million increase to our allowance for losses and represents a change in accounting estimate.

We also developed a new LGD model for our sovereign portfolio which uses both internally and externally available historic data regarding sovereign obligors in default and incorporates forward-looking macroeconomic information. The impact of the new model was a $63 million increase to our allowance for losses and represents a change in accounting estimate.

Additionally, the LGD model for our corporate portfolio was updated to reflect lower collateral values, resulting in higher estimated losses for secured credit defaults, and no impact on unsecured and subordinated transactions. The impact of the model update resulted in a $49 million increase to our allowance for losses.

The impact of the new models and model update on future periods has not been determined as it is impracticable to estimate.

The following tables reconcile the opening and closing allowance for credit losses for the year ended December 31, 2020. Reconciling items include the allowance impact due to the following:

•	The impact of transfers between stages before any corresponding remeasurement of allowance;

•

Remeasurement of allowance as a result of transfers between stages and the impact of any credit risk rating changes, implementation of new models, and changes in model inputs, collateral values and assumptions that did not result in a transfer between stages;

•

New originations during the period, which include newly disbursed loans, signed loan commitments, and signed loan guarantees and also include loan assets that were originated due to recognition following a modification. New loan originations in Stage 3 include new loans which result from cash outflows on impaired guarantees or loan commitments. We do not consider these assets to be originated credit impaired assets;

•	Net disbursements or repayments and maturities, which include loan disbursements and repayments on existing loans receivable, loan commitments and loan guarantees;

•	Write-off of assets deemed uncollectible;

•	Loan assets that were derecognized due to a modification; and

•	Effect of changes in foreign exchange rates.

EDC 2020 Annual Report | Consolidated Financial Statements | 151

Changes to the allowance for losses on loans receivable, loan commitments and loan guarantees for the year ended December 31, 2020 were as follows:

(in millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	2020 Total

Allowance for losses on loans receivable

Balance beginning of year	156	294	480	930

Provision for (reversal of) credit losses

Transfer to stage 1	360	(360)	–	–

Transfer to stage 2	(287)	287	–	–

Transfer to stage 3	–	(150)	150	–

Remeasurements*	(229)	1,201	888	1,860

New originations	162	227	18	407

Net repayments and maturities	(28)	(200)	(142)	(370)

Total provision for (reversal of) credit losses	(22)	1,005	914	1,897

Write-offs	–	(1)	(72)	(73)

Foreign exchange translation	(2)	(54)	(68)	(124)

Balance end of year	132	1,244	1,254	2,630

Allowance for losses on loan commitments

Balance beginning of year	9	–	1	10

Provision for (reversal of) credit losses

Transfer to stage 1	16	(16)	–	–

Transfer to stage 2	(16)	16	–	–

Remeasurements*	(19)	38	65	84

New originations	13	18	–	31

Net repayments and maturities	(3)	(22)	(48)	(73)

Total provision for (reversal of) credit losses	(9)	34	17	42

Foreign exchange translation	–	(2)	–	(2)

Balance end of year	–	32	18	50

Allowance for losses on loan guarantees

Balance beginning of year	19	7	54	80

Provision for (reversal of) credit losses

Transfer to stage 1	68	(68)	–	–

Transfer to stage 2	(107)	107	–	–

Transfer to stage 3	–	(1)	1	–

Remeasurements*	(67)	68	52	53

New originations	168	4	2	174

Net repayments and maturities	(23)	(28)	(32)	(83)

Total provision for credit losses	39	82	23	144

Foreign exchange translation	1	(7)	2	(4)

Balance end of year	59	82	79	220

Total allowance for losses on loans receivable, loan commitments and loan guarantees	$ 191	$ 1,358	$ 1,351	$ 2,900

* Remeasurements includes the impact of the implementation of new and updates to LGD models.

EDC 2020 Annual Report | Consolidated Financial Statements | 152

Changes to the allowance for losses on loans receivable, loan commitments and loan guarantees for the year ended December 31, 2019 were as follows:

(in millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	2019 Total

Allowance for losses on loans receivable

Balance beginning of year	110	353	357	820

Provision for (reversal of) credit losses

Transfer to stage 1	98	(98)	–	–

Transfer to stage 2	(16)	49	(33)	–

Transfer to stage 3	–	(68)	68	–

Remeasurements*	(52)	99	201	248

New originations	41	10	11	62

Net repayments and maturities	(20)	(41)	(2)	(63)

Total provision for (reversal of) credit losses	51	(49)	245	247

Write-offs	–	1	(104)	(103)

Foreign exchange translation	(5)	(11)	(18)	(34)

Balance end of year	156	294	480	930

Stage 3 allowance consists of:

Impairment gain on originated credit-impaired loan			(57)

Individual allowance			537

Total stage 3 allowance			480

Allowance for losses on loan commitments

Balance beginning of year	8	12	–	20

Provision for (reversal of) credit losses

Transfer to stage 1	5	(5)	–	–

Remeasurements*	(13)	(4)	18	1

New originations	10	–	–	10

Net repayments and maturities	(1)	(3)	(16)	(20)

Total provision for (reversal of) credit losses	1	(12)	2	(9)

Foreign exchange translation	–	–	(1)	(1)

Balance end of year	9	–	1	10

Allowance for losses on loan guarantees

Balance beginning of year	11	24	45	80

Provision for (reversal of) credit losses

Transfer to stage 1	36	(36)	–	–

Transfer to stage 2	(9)	9	–	–

Remeasurements*	(42)	21	54	33

New originations	31	1	–	32

Net repayments and maturities	(8)	(11)	(44)	(63)

Total provision for (reversal of) credit losses	8	(16)	10	2

Foreign exchange translation	–	(1)	(1)	(2)

Balance end of year	19	7	54	80

Total allowance for losses on loans receivable, loan commitments and loan guarantees	$ 184	$ 301	$ 535	$ 1,020

* Remeasurements includes the impact of the implementation of new probability of default models.

EDC 2020 Annual Report | Consolidated Financial Statements | 153

6. Investments

(in millions of Canadian dollars)		Dec. 31, 2020		Dec. 31, 2019
	Cost	Fair value	Cost	Fair value

Direct investments

Equity interests	307	459	203	236

Loans and debt securities	82	92	37	38

	389	551	240	274

Fund investments	1,107	1,481	1,054	1,353

Total	$ 1,496	$ 2,032	$ 1,294	$ 1,627

7. Other Assets

(in millions of Canadian dollars)	Dec. 31, 2020	Dec. 31, 2019

Insurance premiums receivable	54	28

Guarantee fees receivable	44	21

Recoverable insurance claims	28	25

Prepaid expenses	18	17

Restructuring payments receivable	13	25

Assets held for sale	9	39

Other	94	66

Total	$ 260	$ 221

Assets held for sale represent assets returned to us as a result of default under loan agreements. The portfolio consists of two helicopters and one airplane. During the year, one airplane was sold for $29 million and three helicopters were sold for a total of $1 million (2019 – no sales occurred). Additionally, a $3 million recovery (2019 – $4 million loss) on aircraft was recorded in other (income) expenses. No aircraft were repossessed (2019 – one airplane valued at $29 million) or reclassified from equipment available for lease (2019 – two helicopters valued at $1 million) during the year.

Restructuring payments receivable relate to an agreement between EDC and an airline obligor as part of the terms of a loan restructuring that was finalized in 2007. The receivable relates to a payable as shown in Note 11.

EDC 2020 Annual Report | Consolidated Financial Statements | 154

8. Property, Plant and Equipment

During the year, changes to property, plant and equipment were as follows:

(in millions of Canadian dollars)				2020				2019
	Computer hardware	Furniture and equipment	Leasehold improve- ments	Total	Computer hardware	Furniture and equipment	Leasehold improve- ments	Total

Cost:

Balance beginning of year	33	22	57	112	35	22	59	116

Additions	2	–	4	6	–	–	1	1

Disposals	(8)	(1)	(2)	(11)	(2)	–	(3)	(5)

Balance end of year	27	21	59	107	33	22	57	112

Accumulated depreciation:

Balance beginning of year	(30)	(21)	(18)	(69)	(29)	(19)	(18)	(66)

Depreciation expense	(2)	–	(4)	(6)	(3)	(2)	(3)	(8)

Disposals	6	1	1	8	2	–	3	5

Balance end of year	(26)	(20)	(21)	(67)	(30)	(21)	(18)	(69)

Carrying amount	$ 1	$ 1	$ 38	$ 40	$ 3	$ 1	$ 39	$ 43

Future contractual commitments related to property, plant and equipment at the end of 2020 were $2 million (2019 – $2 million).

9. Intangible Assets

During the year, changes to intangible assets were as follows:

(in millions of Canadian dollars)			2020			2019
	Internally developed software	Acquired computer software	Total	Internally developed software	Acquired computer software	Total

Cost:

Balance beginning of year	177	134	311	172	119	291

Additions	–	2	2	5	18	23

Disposals	–	(5)	(5)	–	(3)	(3)

Balance end of year	177	131	308	177	134	311

Accumulated amortization:

Balance beginning of year	(114)	(89)	(203)	(106)	(75)	(181)

Amortization expense	(9)	(16)	(25)	(8)	(17)	(25)

Disposals	–	4	4	–	3	3

Balance end of year	(123)	(101)	(224)	(114)	(89)	(203)

Carrying amount	$ 54	$ 30	$ 84	$ 63	$ 45	$ 108

Future contractual commitments related to intangible assets at the end of 2020 were $9 million (2019 – $20 million).

EDC 2020 Annual Report | Consolidated Financial Statements | 155

10. Right-of-Use Assets and Lease Liabilities

RIGHT-OF-USE ASSETS

We have leases for our head office building, other office space and computer hardware. We have included extension options in the measurement of our lease liabilities when it is reasonably certain we will exercise the extension option. During the year, changes to our right-of-use assets were as follows:

(in millions of Canadian dollars)				2020				2019
	Head office building	Office space	Computer hardware	Total	Head office building	Office space	Computer hardware	Total

Balance beginning of year	119	12	1	132	127	14	1	142

Additions	–	1	–	1	–	1	–	1

Depreciation	(7)	(3)	–	(10)	(8)	(3)	–	(11)

Balance end of year	$ 112	$ 10	$ 1	$ 123	$ 119	$ 12	$ 1	$ 132

LEASE LIABILITIES

The following table presents the maturity analysis of the contractual undiscounted cash flows for lease liabilities as at December 31, 2020:

(in millions of Canadian dollars)	2020	2019

Under 1 year	13	14

1 to 5 years	64	64

Over 5 years	136	147

Total undiscounted lease liabilities	213	225

Total lease liabilities end of year	$ 153	$ 159

Interest expense on lease liabilities for the year ended December 31, 2020 was $7 million (2019 – $7 million). Expenses relating to short-term leases and leases of low value assets were not significant. Total cash outflow for leases was $14 million (2019 – $14 million), including $7 million (2019 – $7 million) of principal payments on lease liabilities. Income from subleasing right-of-use assets amounted to $2 million (2019 – $2 million).

Future contractual commitments related to non-lease components, low value and short-term leases at the end of 2020 were $243 million (2019 – $276 million).

EDC has lease contracts that have not yet commenced as at December 31, 2020. The future undiscounted lease payments for these non-cancellable lease contracts are $13 million (2019 – $15 million).

11. Accounts Payable and Other Credits

(in millions of Canadian dollars)	Dec. 31, 2020	Dec. 31, 2019

Employee benefit accruals	65	43

Trade payables and accruals	34	26

Canada Account payable	24	6

Restructuring payments payable	13	21

Reinsurance premiums payable	6	8

Other payables and other credits	37	13

Total	$ 179	$ 117

Restructuring payments payable relates to an agreement between EDC and an airline obligor as part of the terms of a loan restructuring that was finalized in 2007. The payable relates to a receivable as shown in Note 7.

EDC 2020 Annual Report | Consolidated Financial Statements | 156

Canada Account payable primarily represents the amount of cash repayments (principal and interest) received by EDC from borrowers on Canada Account loans which were not yet remitted at year-end to the Consolidated Revenue Fund. The increase in 2020 is mainly due to amounts due to be remitted related to interest received by EDC, partially offset by amounts recoverable due to the administration of the Canada Emergency Business Account (CEBA) program. In 2020, we began administering Canada Account loans related to CEBA as part of Canada’s response to the COVID-19 pandemic. The costs incurred related to the program are recoverable from Canada Account.

12. Debt Instruments

We issue debt instruments in global capital markets. Short-term payables consist of commercial paper and other short-term debt related instruments that we issue with maturities under one year. Long-term payables represent bonds and other long-term instruments which we issue in U.S. dollars and other currencies with maturities exceeding one year. We use derivative instruments to manage interest rate risk and foreign exchange risk, and also for asset liability management purposes. Refer to Note 13 for further details on our derivative instruments.

EDC is wholly owned by the Government of Canada and our obligations are backed by the full faith and credit of the Government of Canada which holds a AAA credit rating. Therefore, there is no significant change in the value of our debt instruments that can be attributed to changes in our own credit risk.

LOANS PAYABLE

The components of loans payable (excluding derivatives) were as follows:

(in millions of Canadian dollars)		Dec. 31, 2020			Dec. 31, 2019
	Designated at fair value through profit or loss	At amortized cost	Total	Designated at fair value through profit or loss	At amortized cost	Total

Short-term payables	2,781	–	2,781	9,117	–	9,117

Long-term payables due within current year*	8,296	2,266	10,562	11,710	1,313	13,023

over one year	27,760	3,917	31,677	25,364	4,900	30,264

Total long-term payables	36,056	6,183	42,239	37,074	6,213	43,287

Total	$ 38,837	$ 6,183	$ 45,020	$ 46,191	$ 6,213	$ 52,404

*	Includes accrued interest of $20 million (2019 – $14 million).

The amount to be paid at maturity on the debt designated at fair value through profit or loss was $37,905 million (2019 – $45,614 million), $932 million less than the December 2020 fair value (2019 – $577 million).

In 2020, there were foreign exchange translation gains of $70 million (2019 – $399 million) on our loans payable designated at amortized cost. The foreign exchange exposure of these loans payable is managed as part of our foreign currency risk management together with all other assets and liabilities. Refer to Note 29 for our consolidated foreign exchange translation (gain) loss.

The following table notes the changes in loans payable arising from financing activities:

(in millions of Canadian dollars)			2020			2019
	Short-term loans payable	Long-term loans payable	Total	Short-term loans payable	Long-term loans payable	Total

Balance beginning of year	9,117	43,287	52,404	11,085	44,363	55,448

Net cash flows	(6,537)	(1,684)	(8,221)	(1,413)	298	(1,115)

Non-cash changes

Foreign exchange translation	223	253	476	(517)	(1,850)	(2,367)

Fair value changes	1	396	397	6	454	460

Change in accrued interest	(23)	(13)	(36)	(44)	22	(22)

Balance end of year	$ 2,781	$ 42,239	$ 45,020	$ 9,117	$ 43,287	$ 52,404

EDC 2020 Annual Report | Consolidated Financial Statements | 157

STRUCTURED NOTES

We hold structured notes as part of our funding program. Structured notes are hybrid securities that combine debt instruments with derivative components. Internal guidelines limit the authorized instruments that may be used in our funding. Currently authorized and held structured notes are limited to callable/extendible notes with a carrying value of $943 million (2019 – $465 million).

We have executed swap contracts to mitigate interest rate risk and foreign exchange risk on these structured borrowings. These contracts ensure that we will receive proceeds from the swap to meet the requirements of settling and servicing the debt obligation. In swapping out of the underlying bond issue, the potential interest rate risk has been converted to credit risk. Credit exposure on derivative instruments is further discussed in Note 13.

13. Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with our funding, investment and risk management activities.

We currently use, but are not limited to, the following types of instruments:

Interest rate swaps – transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/receipts are based are not exchanged.

Cross currency interest rate swaps – transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.

Foreign exchange swaps – commitments to exchange cash flows in different currencies where there are two exchanges; the first is made at the spot rate at inception and the second at a predetermined rate on a specified date in the future.

Foreign exchange forwards – commitments to exchange cash flows in different currencies, for which the foreign exchange rate is predetermined, at a specified date in the future.

In any transaction there is a potential for loss. This loss potential is represented by (1) credit risk, wherein a counterparty fails to perform an obligation as agreed upon, causing the other party to incur a financial loss, and (2) interest rate risk and foreign exchange risk, where an exposure exists as a result of changes in interest rates or foreign exchange rates.

We manage our exposure to interest rate risk and foreign exchange risk using limits developed in consultation with the Department of Finance and approved by our Board of Directors. Both our internal policies and guidelines (established in our Global Risk Management Group and approved by our Board of Directors) and those set by the Minister of Finance limit our use of derivatives. We do not use derivative instruments for speculative purposes.

We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, establishing International Swaps and Derivatives Association (ISDA) master netting agreements, and in certain cases entering into collateral agreements, via Credit Support Annex with those counterparties. Internal policies and procedures establish credit approvals, controls and monitoring.

Under ISDA master netting agreements, the amounts owing by each counterparty on a single day may be netted into a single payment by currency. We do not use these agreements for daily netting, and accordingly, the ISDA agreements do not meet the criteria for offsetting in the Consolidated Statement of Financial Position. We retain the use of these agreements to allow the right to offset all outstanding derivative instruments upon specific credit events such as the default of one of the parties to the agreement. Upon such events, all transactions under the agreement are terminated, a net termination value is assessed which determines the final amount payable to settle all outstanding transactions.

EDC 2020 Annual Report | Consolidated Financial Statements | 158

Collateral agreements provide for the posting of collateral by the counterparty when our exposure to that entity exceeds a certain threshold. Collateral is held by a third party custodian and at the end of 2020 totalled $292 million (2019 – $38 million) and consists of AAA rated government issued securities and cash.

All derivative counterparties must have a minimum credit rating of A- and any exception must be approved by the Board of Directors. In 2020, we did not hold any derivatives with counterparties that had a rating below this requirement (2019 – none).

In 2020, we reviewed our contracts for embedded derivatives in non-financial contracts and determined that there were no embedded derivatives (2019 – none).

Notional amounts are not recorded as assets or liabilities on our Consolidated Statement of Financial Position as they only represent the face amount of the contract to which a rate or a price is applied to determine the amount of cash flows to be exchanged.

The remaining term to maturity for the notional amounts of our derivative contracts was as follows:

(in millions of Canadian dollars)			Dec. 31, 2020				Dec. 31, 2019
	Remaining term to maturity				Remaining term to maturity
	Under 1 year	1 to 3 years	Over 3 years	Total	Under 1 year	1 to 3 years	Over 3 years	Total

Interest rate swaps	5,923	13,943	18,358	38,224	11,340	9,038	18,283	38,661

Cross currency interest rate swaps	2,558	9,319	8,173	20,050	3,436	6,027	9,236	18,699

Foreign exchange swaps	15,283	–	–	15,283	7,464	–	–	7,464

Foreign exchange forwards	290	–	–	290	253	–	–	253

Total	$ 24,054	$ 23,262	$ 26,531	$ 73,847	$ 22,493	$ 15,065	$ 27,519	$ 65,077

The following table provides the fair values for each category of derivative financial instrument:

(in millions of Canadian dollars)		Dec. 31, 2020			Dec. 31, 2019
	Positive	Negative	Total	Positive	Negative	Total

Cross currency interest rate swaps	1,051	175	876	300	549	(249)

Interest rate swaps	902	1,099	(197)	347	558	(211)

Foreign exchange swaps	172	348	(176)	19	161	(142)

Foreign exchange forwards	1	1	–	2	1	1

Total derivative instruments	2,126	1,623	503	668	1,269	(601)

Impact of netting agreements	(1,288)	(1,288)	–	(551)	(551)	–

Total*	$ 838	$ 335	$ 503	$ 117	$ 718	$ (601)

Applicable collateral			(292)			(38)

Net amount			$ 211			$ (639)

*	Includes net derivative instruments assets arising from financing activities of $443 million (2019 – net liabilities of $219 million).

The following table notes the changes in derivative instruments arising from financing activities:

(in millions of Canadian dollars)	Dec. 31, 2020	Dec. 31, 2019

Balance beginning of year	(219)	(945)

Net cash flows	112	344

Non-cash changes

Foreign exchange translation and other	591	354

Fair value changes	(83)	(34)

Change in accrued interest	42	62

Balance end of year	$ 443	$ (219)

EDC 2020 Annual Report | Consolidated Financial Statements | 159

14. Debt Instrument Maturities

We purchase derivatives to fulfill our required portfolio funding profile to provide flexibility in our debt issuances. For example, a fixed rate debt issue can be combined with an interest rate swap to generate floating rate funding instead of issuing a floating rate note. Issuing fixed rate debt as well as floating rate notes provides us with access to a more diversified investor base. The following table shows our resulting net fixed and floating rate debt positions, as well as the maturities and yields of those net positions. Although we measure our swaps and the majority of debt instruments at their fair value on the financial statements, they are shown below at their notional amounts in order to provide information on cash requirements at maturity of the instruments.

(in millions of Canadian dollars)			Dec. 31, 2020				Dec. 31, 2019
Year of maturity	Debt issues	Swap contracts	Net	Yield* (%)	Debt issues	Swap contracts	Net	Yield* (%)

Fixed rate issues

2020	–	–	–	–	8,889	(7,575)	1,314	1.79

2021	6,569	(3,993)	2,576	1.19	5,357	(3,168)	2,189	1.13

2022	7,605	(4,580)	3,025	1.56	6,423	(4,475)	1,948	2.03

2023	8,596	(7,959)	637	2.57	5,473	(4,824)	649	2.57

2024	3,162	(3,162)	–	–	3,214	(3,214)	–	–

2025	1,985	(1,985)	–	–	34	(34)	–	–

2026 to 2030	1,878	(1,878)	–	–	1,786	(1,786)	–	–

Subtotal	29,795	(23,557)	6,238	1.66	31,176	(25,076)	6,100	1.82

Floating rate issues

2020	–	–	–		13,152	7,589	20,741

2021	6,711	3,948	10,659		1,961	3,161	5,122

2022	3,845	4,469	8,314		3,054	4,438	7,492

2023	1,454	7,848	9,302		1,438	4,900	6,338

2024	1,045	3,076	4,121		1,032	3,170	4,202

2025	1,218	1,832	3,050		–	34	34

2026 to 2030	–	1,754	1,754		–	1,813	1,813

Subtotal	14,273	22,927	37,200	0.27	20,637	25,105	45,742	1.75

Total	$ 44,068	$ (630)	$ 43,438		$ 51,813	$ 29	$ 51,842

*	Refers to yield to maturity for fixed rate issues and yield to reset for floating rate issues.

At the end of 2020, the contractual cash flows, including principal and estimated interest (using current contractual rates), related to our debt portfolio were as follows:

(in millions of Canadian dollars)				Dec. 31, 2020
	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total

Debt	13,797	22,128	7,489	1,889	45,303

Swap contracts

Receivable	(4,397)	(13,079)	(5,218)	(1,889)	(24,583)

Payable	4,025	12,415	4,933	1,759	23,132

Total	$ 13,425	$ 21,464	$ 7,204	$ 1,759	$ 43,852

Credit exposure and other details of derivative instruments are included as part of Note 13.

EDC 2020 Annual Report | Consolidated Financial Statements | 160

15. Premium and Claims Liabilities

The premium and claims liabilities broken down by product group were as follows:

(in millions of Canadian dollars)		Dec. 31, 2020			Dec. 31, 2019
	Insurance	Reinsurance	Net liabilities	Insurance	Reinsurance	Net liabilities

Credit insurance	420	(30)	390	230	(10)	220

Financial institutions insurance	10	–	10	10	–	10

International trade guarantee	180	(10)	170	60	–	60

Political risk insurance	210	(110)	100	200	(110)	90

Total	$ 820	$ (150)	$ 670	$ 500	$ (120)	$ 380

The premium and claims liabilities were comprised of the following components:

(in millions of Canadian dollars)	Dec. 31, 2020	Dec. 31, 2019

Deferred insurance premiums	160	140

Allowance for claims on insurance	660	360

Total premium and claims liabilities	820	500

Reinsurers’ share of allowance for claims on insurance	(120)	(90)

Prepaid reinsurance	(30)	(30)

Reinsurers’ share of premium and claims liabilities	(150)	(120)

Net premium and claims liabilities	$ 670	$ 380

During the year, the premium and claims liabilities were impacted by the following factors:

(in millions of Canadian dollars)			2020			2019
	Insurance	Reinsurance	Net liabilities	Insurance	Reinsurance	Net liabilities

Balance beginning of year	500	(120)	380	890	(150)	740

Update to methodology for COVID-19	220	(20)	200	–	–	–

Change in portfolio make-up and risk ratings	50	(10)	40	(400)	20	(380)

Update to actuarial assumptions	40	–	40	30	–	30

Change to the IBNR methodology	10	–	10	–	–	–

Foreign exchange translation	–	–	–	(20)	10	(10)

Balance end of year	$ 820	$ (150)	$ 670	$ 500	$ (120)	$ 380

During 2020, the risk in the insurance portfolio increased primarily due to the economic uncertainty caused by the COVID-19 pandemic. As a result, we developed a methodology to estimate the anticipated impacts of the pandemic to our entire portfolio. This approach consisted of estimating industry-specific risk ratings and reflecting these in the expected frequency of future claims. Throughout the year, as more information became available, risk ratings were adjusted accordingly. This methodology has required a heightened application of judgment by subject matter experts within EDC, especially regarding the degree to which industries and countries have been impacted by the COVID-19 pandemic. At December 31, 2020, the liability net of the reinsurers’ share was $670 million, which included adjustments related to COVID-19 of $200 million, as noted in the table above.

In 2020, we updated our methodology to calculate the incurred but not reported (IBNR) claims within our premium and claims liability calculation. The updated methodology uses a weighted average of three actuarial methods, whereas the methodology used in prior years used one method only. The difference between the updated methodology and the prior methodology was an increase of $10 million in the claims liability for 2020 and represents a change in accounting estimate. The impact on future periods has not been determined as it is impracticable to estimate.

EDC 2020 Annual Report | Consolidated Financial Statements | 161

16. Financing Commitments

We have three types of financing commitments.

The first type is undisbursed amounts on signed loan agreements totalling $15,706 million (2019 – $17,965 million). These commitments are immediately available to the obligor for drawdown subject to continued adherence to contractual covenants established under the financing agreements.

Undisbursed amounts on signed loan agreements with their committed fixed rates or committed floating rate spreads are outlined in the following table. All yields are computed on a weighted average basis and the spreads over floating interest rates represent the spreads over base rates which consist mainly of U.S. dollar LIBOR.

(in millions of Canadian dollars)				Dec. 31, 2020					Dec. 31, 2019
		Estimated					Estimated
	Fixed $	spot yield %	Floating $	Spread %	Total $	Fixed $	spot yield %	Floating $	Spread %	Total $

Commercial	67	3.19	15,584	1.75	15,651	446	2.30	17,190	1.52	17,636

Sovereign	–	–	55	0.19	55	–	–	329	0.10	329

Total	$ 67	3.19	$ 15,639	1.75	$ 15,706	$ 446	2.30	$ 17,519	1.49	$ 17,965

We also have loan and loan guarantee commitments for which terms related to the transaction, such as interest rate type and disbursement schedule, have not yet been determined. This category of commitments includes letters of offer accepted and outstanding for loans of $1,414 million (2019 – $3,279 million) and loan guarantees of $397 million (2019 – $41 million) as well as unallocated confirmed lines of credit of $159 million (2019 – $158 million).

The third type of financing commitment relates to undisbursed investment commitments of $770 million (2019 – $839 million). The majority of these commitments are drawn down over a five-year period, although drawdowns may occur over the life of the fund at the discretion of the fund managers.

17. Contingent Liabilities

INSURANCE IN FORCE AND LOAN GUARANTEES

As described in Note 1, we are subject to a limit imposed by the Act on our contingent liabilities related to the total principal amount owing under all insurance policies, reinsurance policies, indemnities and guarantees. This limit was increased to $90 billion during the year from the previous limit of the greater of (i) $45 billion and (ii) an amount equal to 10 times EDC’s authorized capital. The following table presents the net amount of these contingent liabilities:

(in millions of Canadian dollars)	Dec. 31, 2020	Dec. 31, 2019

Insurance in force:

Credit insurance	14,362	12,078

Financial institutions insurance	2,897	1,970

International trade guarantee	11,295	9,026

Political risk insurance	651	838

Reinsurance ceded*	(218)	(222)

Total insurance in force	28,987	23,690

Loan guarantees	4,173	3,552

Total	$ 33,160	$ 27,242

*	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

Insurance in Force

Exposure on our insurance in force at the end of 2020 totalled $28,987 million (2019 – $23,690 million). Net premium and claims liabilities related to this exposure on the Consolidated Statement of Financial Position was $670 million (2019 – $380 million); refer to Note 15 for further details. For details regarding insurance products and risks refer to Note 18.

EDC 2020 Annual Report | Consolidated Financial Statements | 162

Loan Guarantees

We issue loan guarantees to cover non-payment of principal, interest and fees owing to financial institutions providing loans to Canadian exporters or buyers of Canadian goods and services. Calls on guarantees result in our recognition of a loan asset within our financial statements and become a direct obligation of the exporter or buyer. At the end of 2020 loan guarantees with performing obligors were $4,061 million of which $57 million were secured (2019 – $3,477 million in performing guarantees of which $56 million were secured). Loan guarantees with impaired obligors were $112 million for 2020 of which none were secured (2019 – $75 million of which none were secured).

Loan guarantees on the Consolidated Statement of Financial Position were comprised as follows:

(in millions of Canadian dollars)	Dec. 31, 2020	Dec. 31, 2019

Deferred guarantee fee revenue	80	67

Allowance for losses on loan guarantees	220	80

Total	$ 300	$ 147

MATURITY ANALYSIS

The maturity profile of our insurance in force and loan guarantees is summarized as follows:

(in millions of Canadian dollars)						Dec. 31, 2020
	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Loan guarantees	Reinsurance ceded *	Total

2021	11,411	2,839	4,437	99	4,075	(218)	22,643

2022	2,477	58	2,843	100	76	–	5,554

2023	450	–	551	18	18	–	1,037

2024	24	–	370	139	–	–	533

2025	–	–	1,870	–	–	–	1,870

2026 – 2030	–	–	1,224	166	4	–	1,394

2031 and beyond	–	–	–	129	–	–	129

Total	$ 14,362	$ 2,897	$ 11,295	$ 651	$ 4,173	$ (218)	$ 33,160

*	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

(in millions of Canadian dollars)						Dec. 31, 2019
	Credit insurance	Financial institutions insurance	International trade guarantee	Political risk insurance	Loan guarantees	Reinsurance ceded *	Total

2020	8,324	1,928	3,935	155	3,014	(222)	17,134

2021	2,939	42	2,012	168	445	–	5,606

2022	743	–	353	38	59	–	1,193

2023	72	–	95	25	27	–	219

2024	–	–	121	168	4	–	293

2025	–	–	1,308	–	1	–	1,309

2026 – 2030	–	–	1,202	159	2	–	1,363

2031 and beyond	–	–	–	125	–	–	125

Total	$ 12,078	$ 1,970	$ 9,026	$ 838	$ 3,552	$ (222)	$ 27,242

*	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

LEGAL PROCEEDINGS

We are involved in various legal proceedings in the ordinary course of business. Management does not expect the outcome of any of these proceedings to have a material effect on our consolidated financial position or our results of operations.

EDC 2020 Annual Report | Consolidated Financial Statements | 163

18. Insurance Risks

INSURANCE AND FINANCIAL RISK

We principally issue insurance to our customers to protect them against non-payment by an obligor and/or other losses. Guarantees and surety bond insurance are typically issued to the counterparties of our customers in order to provide them with recourse should our customers not perform as contracted.

We define insurance risk to be the risk of loss or harm due to actual experience being different from that assumed when an insurance product was designed and priced.

The risks within our insurance program are mitigated by diversification across geographical markets, industries and a portfolio of insurance contracts across uncorrelated product lines. We further manage our risk through the application of a detailed underwriting process which ensures that exposures receive tiered levels of due diligence based on their size and level of risk. Our risk acceptance decisions are supported by our resources in the areas of economics, political risk and legal. Our risk management procedures also include the use of risk transfer arrangements.

The core operating principles for risk transfer activities are to (1) mitigate potential large losses due to existing high concentration in obligor, industry and country risk, (2) protect from credit deterioration within the portfolio and (3) proactively acquire additional credit capacity.

We engage in various risk transfer activities primarily through co-insurance and reinsurance. Co-insurance can be defined as leveraging another insurer’s capacity by jointly sharing the risk of the original insurance policy. A co-insurance agreement is typically put in place at the time of origination of the transaction. Under this structure, we are not exposed to the credit risk of the co-insurer.

Under a reinsurance structure, we assume the risk of the original policy, and cede that risk to a counterparty (the “reinsurer”) to limit our exposure to large losses. We have treaty reinsurance agreements covering the short-term export credit insurance portfolio, most bonding and foreign bank exposures, and the political risk insurance portfolio. We additionally have facultative reinsurance agreements covering specific credit insurance policies and buyers and some large bonding obligors, as well as specific political risk insurance policies. Reinsurance contracts do not relieve us of our obligations to the insured; however, they do provide for the recovery of claims arising from the liabilities ceded. Under a reinsurance structure, we are exposed to the credit risk of the reinsurer (referred to as counterparty risk). To help mitigate this risk, our placement of reinsurance is diversified such that it is not dependent on a single reinsurer. Reinsurance counterparty exposure is managed under our reinsurance counterparty management procedures and monitored by our Global Risk Management Group.

In addition to our risk management procedures discussed above, our Claims and Recoveries team thoroughly reviews debt files at all stages of the overdue, claim and recovery process. This team manages and pursues debt files to minimize losses. Continuously evolving documentation and analytical standards also ensure that the claims process and its outcomes are appropriate and consistent.

We also manage our exposure through policy structuring measures including the use of maximum liability amounts and risk sharing with our customers on certain contracts.

Note that the terms “exposure” and “insurance in force” are used interchangeably throughout this section to refer to the lesser of current policy declarations and the total maximum liability of all active policies at the reporting date. In this section, issued and assumed policies are grouped together to reflect their similar risk impacts to EDC.

As part of EDC’s response to the COVID-19 pandemic, we enhanced our existing insurance programs to further support companies facing liquidity challenges. This was achieved by increasing our exposure limits for several insurance products in the credit insurance and international trade guarantee programs due to increased demand from Canadian businesses as well as increasing our risk appetite within the credit insurance program to cover more Canadian exporters.

EDC 2020 Annual Report | Consolidated Financial Statements | 164

CONCENTRATIONS OF INSURANCE RISK

Management identifies concentrations of insurance risk through the review of portfolio data and sensitivity analysis. Risk limits are imposed at the insurance product level to ensure that we are not over-exposed to any one risk. Concentrations of insurance risk can result from large policies with specific entities, as well as from geographical region. Concentrations of risk for our insurance business are discussed below based on the four principal insurance product groups that we underwrite.

Credit Insurance

Credit insurance protects exporters of goods and services trading on credit terms of generally up to one year against non-payment due to commercial and political risks. Commercial and political risks covered include buyer insolvency, default, repudiation of goods by buyer, contract cancellation and conversion and risk transfer, cancellation of export or import permits or war-related risks.

Our primary risk in the credit insurance product group is the credit risk of our customers’ obligors. During our underwriting process, our assessment considers both an entity’s ability and willingness to pay. Ability to pay is primarily based on the financial strength, operations and leadership of the entity (commercial or sovereign) that is the source of our risk. Other factors, such as the environment of the entity’s industry, the economy and political and geographical events are also considered. Willingness to pay is assessed based on the entity’s payment history, reputation and governance.

We use a rating system to assign risk levels to our customers’ obligors. Buyer credit limits for each obligor are then established and approved for specified periods of time. The percentage of outstanding buyer limits based on the internal ratings assigned to the policyholders’ obligors, as well as the equivalent external ratings, were as follows:

			Dec. 31, 2020	Dec. 31, 2019
Internal risk level	Standard & Poor’s	Moody’s	Percentage of outstanding buyer limits	Percentage of outstanding buyer limits

Low	AAA to A-	Aaa to A3	29%	34%

Moderate	BBB+ to BBB-	Baa1 to Baa3	24%	29%

Medium	BB+ to BB	Ba1 to Ba2	21%	17%

High	BB- to B-	Ba3 to B3	20%	18%

Priority watch	CCC+ to D	Caa1 to C	6%	2%

The major concentrations of risk by country based on the actual declared exposure for the credit insurance product group were as follows:

(in millions of Canadian dollars)			Dec. 31, 2020				Dec. 31, 2019
	Credit insurance	Reinsurance ceded	Net credit insurance		Credit insurance	Reinsurance ceded	Net credit insurance

United States	7,912	(69)	7,843	United States	6,209	(69)	6,140

Canada	767	–	767	China	643	–	643

Brazil	610	–	610	Brazil	545	–	545

China	594	–	594	Mexico	472	–	472

Mexico	566	–	566	Canada	345	–	345

Others	4,016	(34)	3,982	Other	3,969	(36)	3,933

Total	$ 14,465	$ (103)	$ 14,362	Total	$ 12,183	$ (105)	$ 12,078

Financial Institutions Insurance

Financial institutions insurance supports Canadian exporters with credit risk and payment risk mitigation on terms of generally less than one year. Within our financial institutions insurance product group, our primary risk lies with the credit rating of the counterparty bank. At the end of 2020, our financial institutions insurance policies had insurance exposure outstanding of $1,450 million (2019 – $883 million) that was rated as investment grade and $1,447 million (2019 – $1,087 million) rated as non-investment grade.

EDC 2020 Annual Report | Consolidated Financial Statements | 165

Additional risk can arise from significant transactions within a geographical region. The major concentrations of risk by country for the financial institutions product group, based on the total potential risk exposure, were as follows:

(in millions of Canadian dollars)	Dec. 31, 2020		Dec. 31, 2019

United States	389	Cayman Islands	215

Turkey	274	Turkey	212

Canada	263	Canada	200

South Korea	231	China	196

China	194	Bahamas	180

Other	1,546	Other	967

Total	$ 2,897	Total	$ 1,970

International Trade Guarantee

International trade guarantee provides cover for sales on exposure terms often greater than one year and includes export credit insurance and guarantees, performance guarantees and surety, as well as extending cover for risks inherent in performance-related obligations. We issue performance security guarantees which provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the buyer. Financial security guarantees are issued to provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the supplier and foreign bank. These guarantees stipulate a recovery provision whereby the exporter agrees to indemnify us should a payment be made under the guarantee. Unless otherwise stated, the indemnification agreement generally ranks as an unsecured liability of the exporter. Foreign exchange guarantees are also issued which provide a guarantee to secure the settlement risks associated with foreign exchange forward contracts.

The primary source of risk within the international trade guarantee product group is the credit rating of our policies’ obligors. We assign an internal risk rating to each policy’s obligor, based on a number of factors, including external credit rating and country of transaction.

The major concentrations of risk by internal risk rating based on the total insurance in force for the international trade guarantee product group were as follows:

(in millions of Canadian dollars)	Dec. 31, 2020	Dec. 31, 2019
Internal risk level	Outstanding risk exposure	Outstanding risk exposure

AA to BBB-	6,311	5,935

BB+ to B-	4,461	2,962

CCC+ and below	523	129

Total	$ 11,295	$ 9,026

The major concentrations of risk by country for the international trade guarantee product group, based on total insurance in force, were as follows:

(in millions of Canadian dollars)			Dec. 31, 2020				Dec. 31, 2019
	International trade guarantee	Reinsurance ceded	Net international trade guarantee		International trade guarantee	Reinsurance ceded	Net international trade guarantee

Canada	11,996	(885)	11,111	Canada	9,878	(1,025)	8,853

Brazil	90	–	90	Brazil	96	–	96

United States	36	–	36	United States	34	–	34

China	12	–	12	Kuwait	7	–	7

Kuwait	7	–	7	Germany	5	–	5

Other	39	–	39	Other	31	–	31

Total	$ 12,180	$ (885)	$ 11,295	Total	$ 10,051	$ (1,025)	$ 9,026

EDC 2020 Annual Report | Consolidated Financial Statements | 166

Political Risk Insurance

Political risk insurance provides risk protection for equity and other investments abroad with the underwriting based primarily on political risks. Our risk assessment considers politically motivated events that may jeopardize our customers’ assets or income in a foreign market. As a baseline for our risk assessment of a given market, we assess the transfer and convertibility of local currency, expropriation risk as well as the risk of political violence. The policyholder can request coverage for multiple countries; however, our risk exposure is limited to the maximum liability of the policy.

Our major country exposures for political risk insurance by total insurance in force were as follows:

(in millions of Canadian dollars)			Dec. 31, 2020				Dec. 31, 2019
	Political risk insurance	Reinsurance ceded	Net political risk insurance		Political risk insurance	Reinsurance ceded	Net political risk insurance

China	776	(640)	136	China	934	(695)	239

Angola	117	(6)	111	Angola	158	(20)	138

Ghana	219	(117)	102	Ghana	231	(133)	98

United Arab Emirates	135	(47)	88	Thailand	699	(610)	89

Thailand	654	(590)	64	Brazil	415	(328)	87

Barbados	102	(46)	56	Mexico	161	(75)	86

Brazil	391	(338)	53	Jamaica	682	(604)	78

Cameroon	157	(108)	49	United Arab Emirates	124	(48)	76

Egypt	109	(67)	42	Barbados	116	(51)	65

El Salvador	401	(368)	33	Dominican Republic	442	(384)	58

Other	1,333	(1,027)	306	Other	1,595	(863)	732
	4,394	(3,354)	1,040		5,557	(3,811)	1,746
Country limits in excess of policy limits	(2,344)	1,955	(389)	Country limits in excess of policy limits	(3,556)	2,648	(908)

Total	$ 2,050	$ (1,399)	$ 651	Total	$ 2,001	$ (1,163)	$ 838

Risks and Sensitivities

There is a limitation upon the accuracy of the premium and claims liabilities as there is an inherent uncertainty in any estimate of premium and claims liabilities. There is uncertainty in any estimate because future events could affect the ultimate claim amounts. Examples of future events include, but are not limited to:

(1) economic cycles;

(2) higher than anticipated claim loss development;

(3) concentration of credit losses; and

(4) geo-political considerations.

Therefore, the actual ultimate claim amount may differ materially from estimates. However, we have employed standard actuarial techniques and appropriate assumptions to mitigate this risk.

Refer to Note 15, regarding estimates used regarding the anticipated impacts of COVID-19.

The following table illustrates the impact on net income of variations in key risk components. These risk components are analyzed and estimated using EDC’s own loss experience. A qualitative component is added to these quantitative risk components as warranted by the external factors previously mentioned.

A 10% change was applied to key risk components and the impact on premium and claims liabilities was quantified.

EDC 2020 Annual Report | Consolidated Financial Statements | 167

Key Risks Sensitivities

(in millions of Canadian dollars)			Dec. 31, 2020
	Changes in assumptions	Impact on gross liabilities	Impact on net liabilities	Impact on net income

Frequency of claims	+10%	41	33	(33)

Frequency of claims	-10%	(42)	(33)	33

Severity of claims	+10%	50	37	(37)

Severity of claims	-10%	(50)	(37)	37

Foreign exchange rates	+10%	68	50	(50)

Foreign exchange rates	-10%	(61)	(48)	48

Expected Loss Ratio*	+10%	18	18	(18)

Expected Loss Ratio*	-10%	(18)	(18)	18
* In 2020, we updated our sensitivity table to include expected loss ratio as a result of adopting a new methodology for calculating IBNR claims. See Note 15 for further details.
(in millions of Canadian dollars)				Dec. 31, 2019
	Changes in assumptions	Impact on gross liabilities	Impact on net liabilities	Impact on net income

Frequency of claims	+10%	26	19	(19)

Frequency of claims	-10%	(29)	(21)	21

Severity of claims	+10%	34	23	(23)

Severity of claims	-10%	(36)	(24)	24

Foreign exchange rates	+10%	44	29	(29)

Foreign exchange rates	-10%	(45)	(31)	31

Claims development	+10%	10	10	(10)

Claims development	-10%	(10)	(10)	10

Claims Development

As time passes, the ultimate cost for the claims becomes more certain. The chart below compares actual claims with previous estimates for the credit insurance portfolio:

(in millions of Canadian dollars)
Underwriting Year	2016	2017	2018	2019	2020	Total

Estimate of ultimate claims:

At end of underwriting year	60	150	57	85	190

One year later	60	159	60	95

Two years later	51	154	60

Three years later	50	156

Four years later	51

Estimate of ultimate claims at Dec. 31, 2020	51	156	60	95	190	552

Cumulative incurred losses at Dec. 31, 2020	(50)	(155)	(55)	(62)	(69)	(391)

Effect of margin and discounting	–	–	–	5	18	23

2016-2020 Claim Liabilities (IBNR) at Dec. 31, 2020	1	1	5	38	139	184

2006-2015 Claim Liabilities (IBNR) at Dec. 31, 2020						–

2006-2020 Claim Liabilities (IBNR) at Dec. 31, 2020						$ 184

19. Share Capital

EDC’s authorized share capital was increased during the year to $15.0 billion consisting of 150 million shares (2019 – $3.0 billion consisting of 30 million shares). Shares have a par value of $100 each and entitle our shareholder to receive a dividend from time to time. During the year, EDC received capital injections totalling $10,967 million in exchange for 109,668 thousand shares with a par value of $100 each. As at December 31, 2020, the number of shares issued and fully paid is 123 million (2019 – 13.3 million).

EDC 2020 Annual Report | Consolidated Financial Statements | 168

No dividend was paid to the Government of Canada during the year (2019 – $1,010 million). As discussed in Note 20, in addition to declaring a dividend of $580 million in 2021 according to our current dividend policy, we are also declaring a special dividend of $6.7 billion based on the capital surplus position of the BCAP programs and a targeted Internal Capital Adequacy Assessment Process (ICAAP) ratio.

20. Capital Management

EDC has a capital management process in place to ensure that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board of Directors. We are not subject to externally imposed capital requirements.

Our primary objective with respect to capital management is to ensure that EDC has adequate capital to support the evolving needs of Canadian exporters and investors while remaining financially self-sustaining.

We manage our capital through a Board-approved capital management and dividend policy. Under our capital management and dividend policy, we determine whether we have adequate capital by comparing the supply of capital to the demand for capital. The policy also includes an eligible dividend methodology to guide the Board of Directors in determining a potential dividend amount.

We have a capital management framework in place which follows the Internal Capital Adequacy Assessment Process (ICAAP). Demand for capital, which is calculated by models or approaches that estimate the capital required to cover potential losses consistent with an AA solvency level, includes credit risk, market risk, operational risk, pension plan funding risk and strategic risk. The supply of capital is determined by our financial statements and consists of paid-in share capital and retained earnings.

A key principle in our capital management is the establishment of a target solvency standard or credit rating which determines the level of demand for capital that is required to cover EDC’s exposures in exceptional circumstances. We target a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA.

Under normal conditions, our dividend policy compares our supply of capital at year-end to the demand for capital and returns the capital surplus over a planning horizon of five years. In 2020, as a result of EDC’s actions to support Canadian companies through the BCAP programs, EDC did not pay a dividend to the shareholder. We also received capital injections totalling $10,967 million in order to support Canada’s response to the pandemic. In addition to declaring a dividend of $580 million in 2021 according to our current dividend policy, we are also declaring a special dividend of $6.7 billion based on the capital surplus position of the BCAP programs and a targeted ICAAP ratio.

21. Fair Value of Financial Instruments

Fair value represents our estimation of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As with any estimate, uncertainty is inherent due to the unpredictability of future events. In the case of estimating the fair value of our financial instruments, this uncertainty is magnified due to the large number of assumptions used and the wide range of acceptable valuation techniques. Estimates of fair values are based on market conditions at a certain point in time, and may not be reflective of future market conditions. Therefore, the estimates of the fair value of financial instruments outlined do not necessarily reflect the actual values that may occur should the instruments be exchanged in the market.

We have controls and policies in place to ensure that our valuations are appropriate and realistic. In general, the methodologies, models and assumptions used to measure the fair value of our financial assets and liabilities are determined by our Global Risk Management Group, which is not involved in the initiation of the transactions. The models, valuation methodologies, and market-based parameters and inputs that are used are subject to regular review and validation, including a comparison with values from outside agencies. In limited circumstances where the valuation of a financial instrument is not independent from the initiation of the transaction, the resulting valuation is subject to review by a valuation committee. The valuation committee meets periodically. Instruments are reviewed and placed on the fair value hierarchy by the valuation committee before being fully implemented.

EDC 2020 Annual Report | Consolidated Financial Statements | 169

We categorize financial instruments on the fair value hierarchy based on whether the inputs to the valuation techniques are observable or unobservable.

•	Level 1 – fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 – fair values are determined using inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 – fair values are determined using inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The assumptions and valuation techniques that we use to estimate fair values are as follows:

LOANS RECEIVABLE

In order to estimate the fair value of our performing loans receivable (including accrued interest and fees receivable net of deferred loan revenue), we separate them into risk pools and calculate the net present value of principal and interest cash flows. The discount rates are obtained from yield curves for each risk pool and are specific to the credit risk and term to maturity associated with each principal and interest cash flow.

The fair value of impaired loans is considered to be equal to their carrying value. Once a loan has been assessed as impaired, the carrying value is reduced to reflect the present value of any estimated future cash flows discounted at the loan’s original effective interest rate.

Loans receivable valued using unobservable market inputs, such as yield curves for low credit-rated loans, are categorized as Level 3 in the fair value hierarchy.

MARKETABLE SECURITIES

We estimate the fair value of marketable securities using observable market prices. If such prices are not available, we determine the fair value by discounting future cash flows using a yield curve that is based on the attributes of the security, current market conventions, collateral held, and other factors.

INVESTMENTS

Our approach to fair value measurement has been developed using International Private Equity and Venture Capital Valuation Guidelines. Depending on the type of direct investment, we estimate fair value using one of the following: market-based methodologies, such as the quoted share price from available market data, price of recent investment, multiples, or industry benchmarks; income-based methodologies such as discounted cash flows; or replacement cost-based methodology such as net assets. Our fund valuations are performed using their most recent published financial statements. The valuations are established by investment managers, reviewed by management and approved by an independent valuation committee that is comprised of representatives from our Global Risk Management and Finance groups. The valuation methods are constantly validated and calibrated through discussions with co-investors and market participants, taking into account all known market events.

In the process of assessing the fair value for certain investment instruments, estimates determined in a manner consistent with industry practice are employed in the models which cannot be directly observed in the market. EDC’s unobservable estimates are outlined in the table below:

(in millions of Canadian dollars)

Valuation technique	Unobservable input	Range (average)	Fair value at Dec. 31, 2020(1)

Multiples	Multiple (Sales or EBITDA(2))	0.0 – 13.0 (5.9)	205

	Discount Rate	0% – 35% (19%)	158

(1)	The valuation of an investment may use multiple unobservable inputs and therefore its fair value can be included multiple times in the fair value amounts.

(2)	Earnings before interest, taxes, depreciation and amortization.

EDC 2020 Annual Report | Consolidated Financial Statements | 170

OTHER ASSETS AND ACCOUNTS PAYABLE AND OTHER CREDITS

The fair value of short-term other assets and accounts payable and other credits are assumed to equal their carrying value due to their short-term nature. For long-term other assets and accounts payable, we estimate fair value by discounting future cash flows using a yield curve appropriate to the related risks. The fair value of recoverable insurance claims is evaluated on a case-by-case basis. Specific knowledge of the counterparty, country and state of negotiations are taken into account for estimating the likely recoverable amount.

LOANS PAYABLE

The fair value of our less complex loans payable is determined using the discounted cash flow method. Forward rates are used to value floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For our more complex loans payable which may include optionality, we estimate fair value using valuation models when independent market prices are not available. Inputs to these models include option volatilities and correlations in addition to interest rate yield curves and foreign exchange rates. All models are reviewed on a three year rotational basis and are calibrated automatically each time a model is employed in valuing a deal. Changes in fair value are analyzed every month.

When EDC transacts in callable/extendible notes, we hedge them using interest rate and cross currency swaps that includes matching callable/extendible terms. Thus, any slight inaccuracy in the derivation of expected future payments on these notes or their valuation is negated by the opposite valuation and derivation of the expected future payments from the related swap.

DERIVATIVE INSTRUMENTS

Foreign exchange forwards and foreign exchange swaps are valued by discounting the notional amounts using the respective currency’s yield curve and converting the amounts using the spot Canadian dollar exchange rate.

Interest rate and cross currency interest rate swaps are valued using a discounted cash flow method. Forward rates are used to determine floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For more complex swaps which may include optionality, including cross currency interest rate swaps, interest rate swaps and non-deliverable forwards, the fair value is determined using models which are developed from recognized valuation techniques, validated and managed in the same manner as our more complex loans payable as described above.

The valuations determined using the methodologies described above are adjusted for the credit risk of the counterparty where appropriate.

LOAN GUARANTEES

We estimate the fair value of loan guarantees as the calculated allowance for losses before taking into account any deferred guarantee fee revenue already received. This represents management’s best estimate of expected credit losses and is based on the expected loss model.

EDC 2020 Annual Report | Consolidated Financial Statements | 171

FAIR VALUE HIERARCHY

The following table presents the fair value hierarchy of our financial instruments:

(in millions of Canadian dollars)				Dec. 31, 2020					Dec. 31, 2019
	Level 1	Level 2	Level 3	Total fair value	Carrying value	Level 1	Level 2	Level 3	Total fair value	Carrying value

Assets

Performing fixed rate loans	–	12,529	2,188	14,717	13,636	–	14,117	72	14,189	14,038

Performing floating rate loans	–	36,768	1,359	38,127	37,746	–	35,512	738	36,250	35,760

Total performing loans receivable	–	49,297	3,547	52,844	51,382	–	49,629	810	50,439	49,798

Impaired loans	–	710	–	710	710	–	838	–	838	838

Loans receivable and accrued interest and fees	–	50,007	3,547	53,554	52,092	–	50,467	810	51,277	50,636

Marketable securities	4,922	5,641	–	10,563	10,563	6,562	4,192	–	10,754	10,754

Derivative instruments	–	2,126	–	2,126	2,126	–	668	–	668	668

Investments	128	–	1,904	2,032	2,032	5	–	1,622	1,627	1,627

Other assets	219	15	28	262	260	170	23	25	218	221

Liabilities

Accounts payable and other credits	165	14	–	179	179	98	22	–	120	117

Loans payable	–	45,118	–	45,118	45,020	–	52,422	–	52,422	52,404

Derivative instruments	–	1,623	–	1,623	1,623	–	1,269	–	1,269	1,269

Loan guarantees	–	264	–	264	300	–	113	–	113	147

The following table summarizes the reconciliation of Level 3 fair values between 2020 and 2019 for other assets and investments:

(in millions of Canadian dollars)				2020
	Other assets	*	Investments	Total

Balance beginning of year	25		1,622	1,647

Increase in other assets	3		–	3

Unrealized gains (losses) included in other (income) expenses	–		103	103

Purchases of assets/issuances of liabilities	–		387	387

Return of capital	–		(161)	(161)

Transfer out of Level 3			(24)	(24)

Foreign exchange translation	–		(23)	(23)

Balance end of year	$ 28		$ 1,904	$ 1,932

Total gains (losses) for the year included in comprehensive income for instruments held at end of the year	$ 3		$ 124	$ 127

*	Consists of recoverable insurance claims.

EDC 2020 Annual Report | Consolidated Financial Statements | 172

(in millions of Canadian dollars)			2019
	Other assets *	Investments	Total

Balance beginning of year	35	1,341	1,376

Decrease in other assets	(8)	–	(8)

Unrealized gains (losses) included in other (income) expenses	–	172	172

Purchases of assets/issuances of liabilities	–	326	326

Return of capital	–	(171)	(171)

Foreign exchange translation	(2)	(46)	(48)

Balance end of year	$ 25	$ 1,622	$ 1,647

Total gains (losses) for the year included in comprehensive income for instruments held at end of the year	$ (8)	$ 176	$ 168

*	Consists of recoverable insurance claims.

Changes in valuation methods may result in transfers into or out of Levels 1, 2 and 3. No transfers occurred in 2020 (2019 – nil).

In 2020, a sensitivity analysis was performed using possible alternative assumptions to recalculate the fair value of our Level 3 financial instruments. The fair value of Level 3 financial instruments is in whole or in part based on unobservable inputs. In preparing financial statements, appropriate levels for these unobservable inputs parameters are chosen so that they are consistent with prevailing market evidence or management judgment.

In order to perform our sensitivity analysis for our Level 3 investments, we adjusted the unobservable inputs. The unobservable inputs used to value our Level 3 investments include one or more of the following: multiple of sales, liquidity discount, multiple of EBITDA and discount rate. When multiple unobservable inputs are shocked, no netting is considered, resulting in the highest favourable or unfavourable change. The results of our analysis on our Level 3 investments as at December 31, 2020 ranged from an unfavourable change of $246 million to a favourable change of $225 million.

22. Financial Instrument Risks

The principal risks that we are exposed to as a result of holding financial instruments are credit risk, market risk and liquidity risk.

CREDIT RISK

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. Credit risk may arise from lending and guarantee exposures, equity investment transactions, insurance claims, counterparty credit defaults, and concentration or portfolio composition. We are exposed to credit risk on financial instruments under both our loans program and our treasury activities. Our objectives, policies and processes for managing credit risk as well as the methods we use to measure this risk are disclosed in the notes related to our derivative instruments and debt instruments, as well as in the green text in management’s discussion and analysis on pages 106–107 and pages 112–116 of this annual report.

Concentration of Credit Risk

Concentration of credit risk exposure exists when a number of counterparties operate in the same geographical market or industry, or engage in similar activities. Changes in economic or political conditions may affect their ability to meet obligations in a similar manner. We have limits in place to ensure that our exposure is not overly concentrated in any one country, industry or counterparty. Exposure in excess of these limits requires the approval of our Board of Directors.

EDC 2020 Annual Report | Consolidated Financial Statements | 173

The following table provides a breakdown, by the country in which the risk resides, of the maximum gross exposure to credit risk of financial instruments:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Investments	Marketable securities and derivative instruments	*	Risk transfer		Dec. 31, 2020 Exposure		Dec. 31, 2019 Exposure
Country							$	%	$	%

United States	8,648	498	86	7,822		89	17,143	23	18,310	27

Canada	7,143	3,173	1,287	2,693		82	14,378	19	9,265	14

United Kingdom	5,474	–	–	223		801	6,498	9	5,315	8

Chile	3,956	5	–	–		(127)	3,834	5	3,440	4

Australia	3,209	16	–	596		–	3,821	5	3,462	5

India	2,530	6	190	–		(13)	2,713	4	3,921	6

Mexico	3,181	15	4	2		(573)	2,629	4	2,776	4

Germany	2,491	1	–	130		–	2,622	3	1,720	3

Saudi Arabia	1,539	2	–	–		–	1,541	2	1,655	2

China	1,079	4	202	–		–	1,285	2	1,580	2

Other	15,522	453	263	1,405		(259)	17,384	24	16,934	25

Total	$ 54,772	$ 4,173	$ 2,032	$ 12,871		$ –	$ 73,848	100	$ 68,378	100

*	Includes cash.

The concentration of credit risk by industry for our financial instruments was as follows:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Investments	Marketable securities and derivative instruments	*	Risk transfer		Dec. 31, 2020 Exposure		Dec. 31, 2019 Exposure

Industry							$	%	$	%

Commercial:

Aerospace	11,153	131	–	–		(96)	11,188	15	9,824	14

Infrastructure and environment	8,339	604	555	–		–	9,498	13	7,175	10

Financial institutions	3,428	46	–	4,400		1,209	9,083	12	6,839	10

Surface transportation	7,973	518	–	–		–	8,491	11	6,766	10

Oil and gas	6,770	184	8	–		(573)	6,389	9	7,752	11

Mining	6,527	245	2	–		(527)	6,247	8	6,181	9

Information and communication technologies	4,431	679	842	–		(13)	5,939	8	5,939	9

Other	5,047	1,730	625	–		–	7,402	11	7,198	11

Total commercial	53,668	4,137	2,032	4,400		–	64,237	87	57,674	84

Sovereign	1,104	36	–	8,471		–	9,611	13	10,704	16

Total	$ 54,772	$ 4,173	$ 2,032	$ 12,871		$ –	$ 73,848	100	$ 68,378	100

*	Includes cash.

MARKET RISK

Market risk is the risk of loss or harm due to adverse movements in market prices, interest rates and/or foreign exchange rates. We are exposed to potential negative impacts on the value of financial instruments resulting from adverse movements in interest and foreign exchange rates. We have policies and procedures in place to ensure that interest rate and foreign exchange risks are identified, measured, managed and regularly reported to management and the Board of Directors.

INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities, as well as from embedded optionality in those assets and liabilities.

EDC 2020 Annual Report | Consolidated Financial Statements | 174

FOREIGN EXCHANGE RISK

Foreign exchange risk is the risk of loss or harm due to changes in spot and forward prices, and/or volatility of currency exchange rates. We are exposed to foreign exchange risk when there is a mismatch between assets and liabilities in any currency.

Our objectives, policies and processes for managing market risk as well as a sensitivity analysis for our exposure to both interest rate and foreign exchange risk are disclosed in the text and tables highlighted in management’s discussion and analysis on page 115 of this annual report.

LIQUIDITY RISK

Liquidity risk is the risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. We maintain liquidity through a variety of methods such as holding cash and marketable securities and having access to commercial paper markets.

Our objectives, policies and processes for managing liquidity risk as well as the methods we use to measure this risk are disclosed in the text and tables highlighted in management’s discussion and analysis on page 116 of this annual report.

23. Contractual Obligations

In the normal course of business, we enter into contracts that give rise to obligations of future minimum payments.

Purchase obligations include those obligations that are legally binding agreements whereby we have agreed to purchase products or services with specific minimum quantities defined as fixed, minimum or variable in price over a specified period of time.

As at December 31, 2020, purchase obligations not otherwise disclosed in the notes to our consolidated financial statements amounted to $181 million (2019 – $164 million).

24. Structured Entities

A structured entity (SE) is defined as an entity created to accomplish a narrow and well-defined objective. The SE is designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. Under IFRS 10 – Consolidated Financial Statements, when a reporting entity has power over an SE and is exposed, or has rights to variable returns from its involvement with an SE and has the ability to affect those returns through its power over the SE, the reporting entity is considered to have control over the SE which must be consolidated within the reporting entity’s financial statements. When the reporting entity does not control the SE, consolidation is not permitted under IFRS 10.

CONSOLIDATED STRUCTURED ENTITIES

Aircraft and helicopters that have been repossessed due to loan foreclosures are placed into trusts which are considered to be SEs that we control. These structured entities had total assets of $9 million at the end of 2020 (2019 – $39 million).

EDC 2020 Annual Report | Consolidated Financial Statements | 175

UNCONSOLIDATED STRUCTURED ENTITIES

In the normal course of business, we sometimes provide financing and in some cases guarantees to equity investors via SEs, typically in the transportation and extractive industries. As we do not control these entities, they do not permit consolidation under IFRS 10. The following table summarizes our maximum exposure to loss for transactions structured through SEs as well as the carrying values recognized in the Consolidated Statement of Financial Position of EDC’s interest in these unconsolidated SEs.

(in millions of Canadian dollars)	Dec. 31, 2020	Dec. 31, 2019

SEs included in the Consolidated Statement of Financial Position

Loans receivable	14,334	13,764

Allowance for losses on loans	(982)	(353)

Net loans receivable	13,352	13,411

Fund investments	1,481	1,353

Maximum exposure in the Consolidated Statement of Financial Position	14,833	14,764

Commitments and guarantees*

Commitments

Signed loan agreements	1,458	1,539

Letters of offer	478	607

Fund investments	767	839

Guarantees provided to equity holders	116	246

Maximum exposure to commitments and guarantees	2,819	3,231

Maximum exposure to structured entities	$ 17,652	$ 17,995

* Included in commitments and guarantees in Note 16.

We invest in funds which are pooled investment vehicles structured as limited partnerships and financed by the limited partners. These funds invest primarily in private or public companies and are considered to be SEs.

25. Loan Revenue

(in millions of Canadian dollars)	2020	2019

Loan interest – floating rate	1,147	1,614

Loan interest – fixed rate	485	487

Loan fee revenue	153	165

Impaired revenue	45	29

Total	$ 1,830	$ 2,295

26. Interest Expense

(in millions of Canadian dollars)	2020	2019

Loans payable and derivatives

Short-term payables	155	226

Long-term payables and derivatives – floating	382	887

Long-term payables and derivatives – fixed*	220	192

Other	3	2

Total	$ 760	$ 1,307

* Includes interest expense for debt classified at amortized cost of $114 million (2019 – $134 million).

EDC 2020 Annual Report | Consolidated Financial Statements | 176

27. Net Insurance Premiums and Guarantee Fees

(in millions of Canadian dollars)			2020			2019
	Direct	Reinsurance	Net	Direct	Reinsurance	Net
	premiums and	premiums	premiums and	premiums and	premiums	premiums and
	guarantee fees	ceded	guarantee fees	guarantee fees	ceded	guarantee fees

Credit insurance	126	(14)	112	115	(15)	100

Financial institutions insurance	13	(1)	12	11	(1)	10

International trade guarantee	108	(9)	99	94	(12)	82

Political risk insurance	18	(11)	7	23	(13)	10

Total	$ 265	$ (35)	$ 230	$ 243	$ (41)	$ 202

28. Claims-Related Expenses

The composition of claims-related expenses, expressed on the Consolidated Statement of Comprehensive Income, was as follows:

(in millions of Canadian dollars)	2020	2019

Claims paid	164	465

Claims recovered	(27)	(18)

Increase (decrease) in the net allowance for claims on insurance	279	(331)

(Increase) decrease in recoverable insurance claims	(3)	8

Claims handling expenses	3	2

Total	$ 416	$ 126

Of the $164 million in claim payments made during 2020 (2019 – $465 million), 73% were related to the credit insurance product group (2019 – 79% political risk insurance). The largest concentrations of claim payments and recoveries were in the following geographic areas:

(in millions of Canadian dollars)		2020			2019
		Claims			Claims
	Claims paid	recovered	*	Claims paid	recovered	*

North America	105	5		52	12

South and Central America and the Caribbean	21	4		11	5

Europe and Commonwealth of Independent States	20	10		23	–

Asia and Pacific	10	3		10	–

Middle East and Africa	8	5		369	1

Total	$ 164	$ 27		$ 465	$ 18

* Represents recoveries on claims paid in the current and prior years.

29. Other (Income) Expenses

(in millions of Canadian dollars)	2020	2019

Net unrealized (gain) loss on loans payable	395	470

Net realized and unrealized (gain) loss on investments	(228)	(168)

Net realized and unrealized (gain) loss on marketable securities	(216)	(173)

Net unrealized (gain) loss on derivatives	(137)	(23)

Fair value adjustments on loan disbursements	(19)	–

Other	10	4

Total	$ (195)	$ 110

EDC 2020 Annual Report | Consolidated Financial Statements | 177

30. Administrative Expenses

(in millions of Canadian dollars)	2020	2019

Salaries and benefits	282	258

Pension, other retirement and post-employment benefits	58	45

Systems costs	53	46

Professional services	44	46

Amortization and depreciation	31	33

Occupancy	27	25

Marketing and communications	24	33

Information services	21	20

Travel, hospitality and conferences	2	12

Other	14	20

Total	$ 556	$ 538

31. Retirement Benefit Plans

PENSION PLANS

The Registered Pension Plan (RPP) was established on April 24, 2000 as a defined benefit plan (DB) and, effective January 1, 2012, a defined contribution (DC) component was added. The RPP is registered under the Pension Benefits Standards Act (PBSA) with the Office of the Superintendent of Financial Institutions Canada (OSFI). As a registered pension plan as defined under the Income Tax Act (ITA), the RPP is not subject to income taxes for the contributions or investment income.

For employees who joined the plan prior to January 1, 2012, the DB component of the RPP provides a benefit based on years of pensionable service and the best consecutive five-year average pensionable earnings. Employee and employer contributions are pooled into a fund and the employer directs the investments. Upon retirement, the benefits are fully indexed to inflation and paid from the fund.

For employees who joined the plan on or after January 1, 2012, the DC component of the RPP provides a benefit that is the accumulation of employee and employer contributions and investment income in the employee’s account. Employees choose to contribute a fixed percentage up to a maximum of 6% of their pensionable earnings, which is matched by the employer based on the employee’s age and years of eligible service. The contributions are invested as directed by each employee from a selection of available investment options.

When the RPP was established, the Supplementary Retirement Plan (SRP) was also created, the purpose of which is to supplement benefits for members whose benefits and/or contributions under the RPP are affected by ITA maximums. The SRP increases their benefits to the level which would be payable under the RPP if these maximums did not apply. Effective January 1, 2012, a DC component was added. The RPP and SRP defined benefit plans’ durations are 21 and 20 years respectively.

OTHER BENEFIT PLANS

We maintain a closed retiring allowance program (service accumulation ceased July 1, 2013) and provide certain life insurance, health and dental care benefits to retired employees who qualify. These plans are unfunded and EDC contributes the cost of benefits as they are incurred. Costs are accrued based on actuarial calculations. These plans’ durations are 22 years.

EDC 2020 Annual Report | Consolidated Financial Statements | 178

PLANS’ GOVERNANCE STRUCTURE

EDC’s pension governance structure is comprised of the Board of Directors, Human Resources Committee of the Board (HRC) and two management groups: the Management Pension Committee (MPC) at the executive level, and the Pension Investment Advisory Committee (PIAC) at the operational level.

The HRC has oversight responsibilities with respect to pension plan design, amendments, funding, asset mix and investment structure. In addition, the HRC reviews investment policies, goals and performance and also seeks and receives assurances from management on pension matters that have been delegated.

The MPC has authority for all decisions about the pension that have not been retained by the Board or HRC. The MPC focuses on key strategic decisions and provides recommendations to the HRC for plan design changes. The MPC approves changes to plan custodians, oversees and supports pension activities undertaken by the PIAC. The PIAC monitors funds’ investment performance and meets with the investment managers on a periodic basis and provides its recommendations to the MPC.

RISK MITIGATION

The RPP’s and the SRP’s investment portfolios are subject to a variety of financial instrument risks that could adversely affect the cash flows, financial position and income of the Plans. The Plans’ financial risk is concentrated in their investment holdings and includes credit risk, liquidity risk and market risk. The exposure to these risks is not considered to be significant or unusual. The Plans’ Statements of Investment Policies and Procedures (SIPP) prescribe an asset mix policy, require portfolio investment diversification and limit exposure to individual investments and major asset classes to reduce the level of risk associated with the Plans. The SIPPs are reviewed at least annually to ensure that changes to the investment policies are made if required.

FUNDING RISK

Funding risk is the risk that the investment asset growth and contribution rates of the pension plan will not be sufficient to cover the pension obligations, resulting in unfunded liabilities. In accordance with regulatory requirements, if any unfunded liabilities exist, special contributions are required over specified future periods in order to reduce any deficit determined by the actuarial valuation process. The most significant contributors to funding risk are fluctuations in discount rates and returns on assets.

EDC 2020 Annual Report | Consolidated Financial Statements | 179

OTHER RISKS

The DB obligation is subject to measurement uncertainty due to the use of actuarial assumptions such as discount rates, mortality rates, rate of compensation increases as well as withdrawal and retirement rates. The impact of these factors on the pension plan and other post-employment benefits can be significant and volatile at times.

The following table presents a reconciliation of the net asset and obligation of the DB plans, including the present value of the DB retirement benefit obligations and the fair value of plan assets:

(in millions of Canadian dollars)				2020				2019
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Defined benefit obligations:

Obligation beginning of year	1,275	110	210	1,595	1,057	95	172	1,324

Current service costs	30	2	8	40	24	2	5	31

Interest cost on benefit obligation	42	4	7	53	42	4	7	53

Employee contributions	10	1	–	11	10	1	–	11

Actuarial (gain) loss from changes in plan experience	(6)	4	(12)	(14)	7	(3)	(9)	(5)

Actuarial (gain) loss from changes in financial assumptions	97	11	28	136	158	13	37	208

Actuarial (gain) loss from changes in demographic assumptions	–	8	4	12	–	–	–	–

Benefits paid	(26)	(2)	(2)	(30)	(23)	(2)	(2)	(27)

Obligation end of year(1)	1,422	138	243	1,803	1,275	110	210	1,595

Fair value of plan assets:

Fair value beginning of year	1,363	110	–	1,473	1,147	97	–	1,244

Interest income on plan assets	44	4	–	48	45	3	–	48

Return (loss) on plan assets, excluding interest income on plan assets	54	(1)	–	53	157	6	–	163

Employer contributions	23	7	2	32	27	5	2	34

Employee contributions	10	1	–	11	10	1	–	11

Benefits paid	(26)	(2)	(2)	(30)	(23)	(2)	(2)	(27)

Administrative costs	(1)	–	–	(1)	–	–	–	–

Fair value end of year(1)	1,467	119	–	1,586	1,363	110	–	1,473

Funded status – plan (deficit) surplus(2)	$ 45	$ (19)	$ (243)	$ (217)	$ 88	$ –	$ (210)	$ (122)

(1)	The asset ceiling test had no impact on the asset or obligation position of the Plans.

(2)

On the Consolidated Statement of Financial Position, the RPP is classified as retirement benefit assets totalling $45 million, the SRP as retirement benefit obligations totalling $19 million and the Other benefit plans are classified as retirement benefit obligations totalling $243 million.

EDC 2020 Annual Report | Consolidated Financial Statements | 180

ASSET MIX

The objective when managing capital of the Plans is to safeguard the ability to continue as a going concern in order to maintain adequate assets to support investment activities of the Plans and to ensure adequate assets to fund future benefit payments. The Plans’ policies are to invest in a diversified portfolio of investments, based on criteria established in the SIPPs which assist in the management of capital and mitigation of risk. Periodically, an asset-liability modeling (ALM) study is performed to ensure that the pension plan’s investment strategy policies are appropriate in terms of risk and return profiles to ensure proper matching to meet our long-term funding obligation. The results of the ALM are reviewed by the PIAC and recommendations, if any, are made to the MPC and the HRC as part of the annual SIPPs review. A new ALM study is expected to be initiated in 2021 and implemented in future periods. At December 31, 2020, the asset mix is within the acceptable range permitted by the SIPP.

The following table outlines the target allocation and asset mix of the DB plans’ assets:

		Registered Pension Plan		Supplementary Retirement Plan*
	2020 Target %	2020%	2019%	2020%	2019%

Cash	–	–	–	50	52

Debt securities	30	30	29	–	–

Equities	65	66	66	50	48

Alternatives	5	4	5	–	–

Total	100	100	100	100	100

* The target is 100% in equity securities, net of cash held in a refundable tax account as prescribed by Canada Revenue Agency (CRA).

FAIR VALUE MEASUREMENTS

All financial instruments of the Plans recognized at fair value in the Consolidated Statement of Financial Position must be classified into fair value hierarchy levels as shown in the table below, based on the extent to which the inputs used to measure the fair value are observable or unobservable as defined in Note 21 Fair Value of Financial Instruments.

(in millions of Canadian dollars)			Dec. 31, 2020				Dec. 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Fixed income	–	435	–	435	–	396	–	396

Equities

Canadian	–	210	–	210	–	173	–	173

International	–	210	–	210	–	190	–	190

U.S.	–	63	–	63	–	51	–	51

Global	–	448	–	448	–	412	–	412

Listed infrastructure(1)		99		99		125		125

Alternatives	–	–	62	62	–	–	63	63

Derivatives	–	–	–	–	–	4	–	4

Other(2)	59	–	–	59	59	–	–	59

Total	$ 59	$ 1,465	$ 62	$ 1,586	$ 59	$ 1,351	$ 63	$ 1,473

(1)	$125 million has been reclassified from Alternatives, Level 2 to Listed infrastructure, Level 2, as at December 31, 2019 to better reflect the nature of the investment.

(2)	Represents cash and cash held with CRA.

EDC 2020 Annual Report | Consolidated Financial Statements | 181

The pension expenses recognized in the Consolidated Statement of Comprehensive Income, as split in their DB and DC components, were as follows:

(in millions of Canadian dollars)				2020				2019
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Defined benefit

Current service costs	30	2	8	40	24	2	5	31

Administrative costs	1	–	–	1	1	–	–	1

Service costs	31	2	8	41	25	2	5	32

Interest cost on benefit obligation	42	4	7	53	42	4	7	53

Interest income on plan assets	(44)	(4)	–	(48)	(45)	(3)	–	(48)

Net interest on the defined benefit liability (asset)	(2)	–	7	5	(3)	1	7	5

Total defined benefit expense	29	2	15	46	22	3	12	37

Defined contribution expense	12	–	–	12	8	–	–	8

Total	$ 41	$ 2	$ 15	$ 58	$ 30	$ 3	$ 12	$ 45

KEY ASSUMPTIONS

The following table outlines the key assumptions used in measuring the obligations of the defined benefit components of the plans:

Assumptions		Dec. 31, 2020			Dec. 31, 2019
(Weighted average)	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans

Defined benefit obligation:

Discount rate	2.8%	2.8%	2.6%	3.2%	3.2%	3.2%

Inflation	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Rate of compensation increase(1)	3.5%	3.5%	4.4%	3.9%	3.9%	4.4%

Benefit costs:

Discount rate on projected defined benefit obligation	3.2%	3.2%	3.2%	3.9%	3.9%	4.0%

Inflation	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Rate of compensation increase(1)	3.9%	3.9%	4.4%	3.9%	3.9%	4.1%

Assumed medical cost trend:

Initial medical cost trend rate(2)	–	–	4.0%	–	–	4.5%

Medical cost trend rate declines to	–	–	n/a	–	–	4.5%

Year that the rate reaches the ultimate trend rate	–	–	n/a	–	–	2020

Dental care trend	–	–	4.0%	–	–	4.3%

(1)	The rate of compensation increase includes a merit and promotional component which varies by age for each individual employee.

(2)	Medical cost trend rate remains flat over the years.

Due to the long-term nature of the pension plans, the calculation of expenses and obligations depends on various assumptions. These assumptions require significant judgment and have inherent uncertainties, including uncertainties related to the COVID-19 pandemic, that management may not be able to control. The assumptions are determined annually by management, in consultation with our actuaries.

Accounting standards require that the discount rate used to determine the DB obligations be based on market rates for high-quality corporate bonds that match the currency and estimated term of the obligations. Our methodology used to set the discount rate is based on the Canadian Institute of Actuaries’ (CIA) preferred methodology. The standards also require that the interest income on plan assets be computed by applying the discount rate used to measure the plan obligation at the beginning of the year.

EDC 2020 Annual Report | Consolidated Financial Statements | 182

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics in the form of post-retirement mortality tables.

REMEASUREMENTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME (OCI)

As a result of applying the previously discussed assumptions, actuarial gains or losses on the DB plans arise from the difference between actual and expected experience and are immediately recognized in OCI. These amounts have been closed out to retained earnings. As such, there is no accumulated OCI in respect of these amounts.

The table below summarizes the remeasurement recognized in OCI during the year:

(in millions of Canadian dollars)				2020				2019
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Remeasurement on retirement benefit obligations

Actuarial gain (loss) – plan experience assumptions	6	(4)	12	14	(7)	3	9	5

Actuarial gain (loss) – demographic assumptions	–	(8)	(4)	(12)	–	–	–	–

Actuarial gain (loss) – financial assumptions	(97)	(11)	(28)	(136)	(158)	(13)	(37)	(208)

	(91)	(23)	(20)	(134)	(165)	(10)	(28)	(203)

Remeasurement on plan assets excluding interest income

Return (loss) on plan assets	54	(1)	–	53	157	6	–	163

Total	$ (37)	$ (24)	$ (20)	$ (81)	$ (8)	$ (4)	$ (28)	$ (40)

SENSITIVITY ANALYSIS

The following table outlines the potential impact of changes in certain key assumptions used in measuring the DB obligations. The sensitivity analysis contained in this table is hypothetical and should be used with caution.

(in millions of Canadian dollars)				Dec. 31, 2020
		Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans		Total
Sensitivity of Assumptions		Obligation	Obligation	Obligation		Obligation

Discount rate

Impact of:	1% increase ($)	(250)	(23)	(44)		(317)

	1% decrease ($)	333	31	60		424

Longevity risk sensitivity

Impact of:	increase of 1 year in life expectancy	40	4	8		52

Rate of compensation increase

Impact of:	1% increase ($)	24	16	2		42

	1% decrease ($)	(26)	(9)	(1)		(36)

Inflation rate assumption

Impact of:	0.25% increase ($)	62	6	n/a	*	68

	0.25% decrease ($)	(59)	(6)	n/a	*	(65)

*	Inflation rate assumption for the other benefit plans are already factored into the other sensitivities.

A one percentage point increase in assumed health care cost trends would have increased the service and interest cost by $5 million and the obligation by $57 million. Whereas a one percentage point decrease would have decreased the service and interest costs by $3 million and the obligation by $43 million.

EDC 2020 Annual Report | Consolidated Financial Statements | 183

TOTAL CONTRIBUTIONS

Total employer contributions for pension, other post-employment and other post-retirement benefits were as follows:

(in millions of Canadian dollars)				2020				2019
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

DB

Regular contributions	14	1	2	17	13	–	2	15

Special contributions	9	6	–	15	14	5	–	19

Total defined benefit cash payments	23	7	2	32	27	5	2	34

DC

Total defined contribution cash payments	12	–	–	12	8	–	–	8

Total cash payments	$ 35	$ 7	$ 2	$ 44	$ 35	$ 5	$ 2	$ 42

We expect to contribute $39 million to the Plans in 2021 which includes $22 million to the RPP DB component of the plan, $10 million to the RPP DC component of the plan, $1 million to the SRP DB component of the plan and $6 million for the other benefit plans. Additional contributions to the SRP will be determined when the actuarial valuation is prepared.

FUNDING AND SOLVENCY VALUATION

Our appointed actuaries measure the DB obligations for accounting purposes as at December 31 of each year. We fund our DB pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current federal pension regulations. The most recent funding valuation for the RPP and the SRP was as at December 31, 2019. The next formal valuations will be conducted by the Plans’ actuaries in 2021 and will be as at December 31, 2020.

The financial health of a pension plan is measured by actuarial valuations, which are prepared on both a going-concern and a solvency basis. The EDC DB RPP ratios as at December 31, 2019 were 158.3% (2018 –153.8%) on a going-concern basis and 97.8% (2018 – 95.1%) on a solvency basis. Since EDC’s solvency ratio for the RPP is less than 100%, we are required by federal pension legislation to make special monthly solvency contributions. During 2020, we contributed special payments of $9 million into the RPP. The solvency ratio for the SRP as at December 31, 2019 was 98.7% (2018 – 89.3%).

32. Related Party Transactions

We enter into transactions with other government departments, agencies and Crown corporations in the normal course of business, under terms and conditions similar to those that apply to unrelated parties. The following disclosure is in addition to the related party disclosure provided elsewhere in these financial statements. All material related party transactions are either disclosed below or in the relevant notes. These transactions were measured at their exchange amounts.

CANADA ACCOUNT ADMINISTRATIVE EXPENSE RECOVERY

As described in Note 33, we enter into certain financial and contingent liability transactions on behalf of the Government of Canada known as “Canada Account” transactions. We are compensated for expenses and overhead relating to Canada Account activities. In 2020, the administrative expense recovery was $4 million (2019 – $5 million). These amounts are netted against administrative expenses on the Consolidated Statement of Comprehensive Income.

In 2020, we began administering Canada Account loans related to the CEBA program as part of Canada’s response to the COVID-19 pandemic. We have recorded a $37 million recoverable related to direct expenses of administering this program on the Consolidated Statement of Financial Position.

KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel, defined as those having authority and responsibility for planning, directing and controlling the activities of EDC, include the Board of Directors and the Executive Management team.

EDC 2020 Annual Report | Consolidated Financial Statements | 184

The remuneration of key management personnel is determined as follows:

•

Chairperson and other independent Directors receive an annual retainer for Board and Committee meetings based on a fee schedule in accordance with Treasury Board Guidelines. Chairs of committees receive a base retainer plus an additional $2,000.

•

Executive Management team, except for the President and CEO, remuneration is approved by the Human Resources Committee of the Board of Directors, having regard to the performance of individuals and market trends. For total compensation, EDC targets the median of its comparator group, which includes organizations from the finance, insurance, investment and banking industries as well as Crown corporations and other relevant industries.

•

The President and CEO is compensated in accordance with the terms of the Order-in-Council based on recommendations made by the Board of Directors. Base salary for 2019-2020 was within the range of $390,300–$458,100.

Compensation paid or payable to key management personnel during the year, including non-cash benefits subject to income tax, was as follows:

(in millions of Canadian dollars)	2020	2019

Salaries and other short-term benefits(1)	8	7

Post-employment benefits(2)	1	1

Total	$ 9	$ 8

(1)	Includes compensation paid to the Chairperson and other independent Directors, Executive Management team salaries and non-monetary compensation.

(2)	Includes pensions and post-employment life insurance, as applicable.

33. Canada Account Transactions

Pursuant to the Act, the Minister, with the concurrence of the Minister of Finance, may authorize us to undertake certain financial and contingent liability transactions on behalf of the Government of Canada. These transactions and the legislative authorities that underlie them have come to be known collectively as “Canada Account”. Accounts for these transactions are maintained separately from our accounts and are consolidated annually as at March 31 with the financial statements of the Government of Canada, which are reported upon separately by the Government and audited by the Auditor General of Canada. The assets under the Canada Account, mainly loans receivable and accrued interest and fees, are recorded in accordance with the accounting policies and practices of the Government of Canada and amounted to $49.1 billion at the end of December 2020 (2019 – $8.0 billion). The increase in 2020 is mainly due to loans related to the Canada Emergency Business Account program (CEBA) which is one of Canada’s responses to the COVID-19 pandemic.

The Act allows the Canada Account to have outstanding loans and commitments to borrowers and arrangements giving rise to contingent liabilities under contracts of insurance and other agreements up to a maximum of $115 billion. On May 15, 2020, the limit was increased from $20 billion to $93 billion, and further increased to $115 billion on September 30, 2020, to support programs related to the COVID-19 pandemic. The position against the statutory limit at the end of 2020, determined in accordance with the requirements of the Act, was $70.7 billion (2019 – $9.6 billion).

EDC 2020 Annual Report | Consolidated Financial Statements | 185

TEN-YEAR REVIEW

STATEMENT OF FINANCIAL POSITION

as at December 31

(in millions of Canadian dollars)	2020	2019	2018

Gross loans receivable	54,772	51,601	54,609

Accrued interest and fees receivable	188	242	272

Deferred loan revenue and other credits	(238)	(278)	(315)

Allowance for losses on loans	(2,630)	(930)	(820)

Net loans receivable	52,092	50,635	53,746

Investments	2,032	1,627	1,342

Cash and marketable securities	10,745	10,930	13,289

Reinsurers’ share of premium and claims liabilities	150	120	150

Property, plant and equipment	40	43	50

Intangible assets	84	108	110

Other assets	2,554	1,109	693

Total Assets	$ 67,697	$ 64,572	$ 69,380

Loans payable	45,020	52,404	55,448

Other liabilities	2,217	1,755	2,519

Allowance for losses on loan commitments	50	10	20

Premium and claims liabilities	820	500	890

Loan guarantees	300	147	158

Total Liabilities	48,407	54,816	59,035

Share capital	12,300	1,333	1,333

Retained earnings	6,990	8,423	9,012

Equity	19,290	9,756	10,345

Total Liabilities and Equity	$ 67,697	$ 64,572	$ 69,380

EDC 2020 Annual Report | Ten-Year Review | 186

2017	2016	2015	2014	2013	2012	2011

51,199	55,375	53,326	41,791	36,549	30,336	29,093

241	236	200	163	154	157	145

(313)	(361)	(390)	(368)	(346)	(362)	(558)

(1,363)	(1,552)	(1,715)	(1,163)	(1,246)	(1,182)	(1,680)

49,764	53,698	51,421	40,423	35,111	28,949	27,000

1,124	1,005	848	689	537	429	385

8,214	7,389	7,694	6,545	4,066	4,236	3,886

103	116	141	88	93	90	129

54	55	53	56	59	66	74

106	92	71	56	44	38	40

755	769	741	1,147	1,606	2,425	2,082

$ 60,120	$ 63,124	$ 60,969	$ 49,004	$ 41,516	$ 36,233	$ 33,596

47,114	49,101	46,909	38,038	31,259	25,880	23,570

2,152	3,359	3,936	1,935	1,068	676	588

14	78	113	44	47	58	41

608	656	688	618	606	583	875

192	167	158	153	165	161	266

50,080	53,361	51,804	40,788	33,145	27,358	25,340

1,333	1,333	1,333	1,333	1,333	1,333	1,333

8,707	8,430	7,832	6,883	7,038	7,542	6,923

10,040	9,763	9,165	8,216	8,371	8,875	8,256

$ 60,120	$ 63,124	$ 60,969	$ 49,004	$ 41,516	$ 36,233	$ 33,596

EDC 2020 Annual Report | Ten-Year Review | 187

STATEMENT OF COMPREHENSIVE INCOME

for the year ended December 31

(in millions of Canadian dollars)	2020	2019	2018

Financing and investment revenue:

Loan	1,830	2,295	2,207

Finance lease	–	–	–

Operating lease	–	–	–

Debt relief	–	–	–

Marketable securities	165	255	257

Investments	14	7	9

Total financing and investment revenue	2,009	2,557	2,473

Interest expense	760	1,307	1,219

Leasing and financing related expenses	26	31	33

Net Financing and Investment Income	1,223	1,219	1,221

Loan Guarantee Fees	55	55	48

Insurance premiums and guarantee fees	265	243	243

Reinsurance ceded	(35)	(41)	(39)

Net Insurance Premiums and Guarantee Fees	230	202	204

Other (Income) Expenses	(195)	110	(98)

Administrative Expenses	556	538	497

Income before Provision and Claims-Related Expenses	1,147	828	1,074

Provision for (Reversal of) Credit Losses	2,083	240	(11)

Claims-Related Expenses (Recovery)	416	126	255

Net Income (Loss)	(1,352)	462	830

Other comprehensive income (loss)	(81)	(40)	44

Comprehensive Income (Loss)	$ (1,433)	$ 422	$ 874

EDC 2020 Annual Report | Ten-Year Review | 188

2017	2016	2015	2014	2013	2012	2011

1,915	1,720	1,475	1,239	1,174	1,116	1,009

–	1	5	5	6	6	7

–	–	–	50	55	17	21

–	–	–	–	–	–	4

93	73	60	45	32	36	46

9	9	8	6	8	5	12

2,017	1,803	1,548	1,345	1,275	1,180	1,099

715	450	183	70	30	108	93

45	37	28	48	49	33	32

1,257	1,316	1,337	1,227	1,196	1,039	974

43	40	41	36	36	38	32

239	229	224	218	215	216	251

(39)	(37)	(30)	(23)	(22)	(20)	(17)

200	192	194	195	193	196	234

34	76	(200)	(76)	109	16	(61)

431	385	351	327	310	308	284

1,035	1,087	1,421	1,207	1,006	949	1,017

(119)	(31)	437	(39)	30	(340)	125

157	46	59	117	159	(38)	247

997	1,072	925	1,129	817	1,327	645

66	26	24	(155)	119	51	–

$ 1,063	$ 1,098	$ 949	$ 974	$ 936	$ 1,378	$ 645

EDC 2020 Annual Report | Ten-Year Review | 189

CORPORATE ACCOUNT

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2020	2019	2018
Financing

Direct financing	18,143	25,008	27,109

Guarantees	3,247	2,078	2,053
	21,390	27,086	29,162

FinDev Canada business facilitated	144	85	39

Total	21,534	27,171	29,201

Insurance

Credit insurance	58,201	57,569	58,555

Financial institutions insurance	9,189	6,915	4,259

International trade guarantee	11,701	8,612	10,204

Political risk insurance	1,867	2,407	2,438

Total	80,958	75,503	75,456

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of gross loans receivable	54,772	51,601	54,609

Value of investments	2,032	1,627	1,342

Value of undisbursed loans	15,706	17,965	20,778

Value of undisbursed investments	770	839	736

Value of loan disbursements	25,345	21,692	31,240

Value of disbursements for investments	387	311	268

Value of liability on loan guarantees	4,016	2,972	2,993

Undisbursed amounts on loan guarantees	157	580	281

Amounts available for allocation under confirmed LOC	159	158	121

Loan amounts rescheduled	–	–	–

Loan amounts written off	94	105	119

Number of current lines of credit and protocols	6	7	8

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	28,987	23,690	23,930

Value of claims paid	164	465	74

Value of claims recovered	27	18	56

Value of claims outstanding at end of year	971	892	772

Value of claims under consideration at end of year	105	8	319

Number of policies issued	7,912	6,744	7,980

Number of insurance policies and guarantees in force	6,744	7,574	7,776

EDC 2020 Annual Report | Ten-Year Review | 190

2017	2016	2015	2014	2013	2012	2011

26,756	26,587	24,277	20,613	17,497	13,754	13,734

1,601	1,483	1,133	963	851	864	893

28,357	28,070	25,410	21,576	18,348	14,618	14,627

–	–	–	–	–	–	–

28,357	28,070	25,410	21,576	18,348	14,618	14,627

55,827	55,724	60,175	56,020	56,224	54,087	62,872

8,205	7,421	7,666	11,415	10,630	9,295	13,914

8,795	8,098	8,149	7,216	7,467	6,594	8,228

2,551	2,728	2,805	2,643	2,743	2,855	2,859

75,378	73,971	78,795	77,294	77,064	72,831	87,873

51,199	55,375	53,326	41,791	36,549	30,336	29,093

1,124	1,005	848	689	537	429	385

20,784	19,147	19,928	16,593	14,885	13,391	9,722

785	914	903	672	541	417	283

27,625	22,709	18,800	15,186	14,100	11,887	10,393

270	237	209	149	124	121	106

2,473	2,411	2,086	1,963	1,954	1,907	2,506

143	103	101	145	137	197	234

112	181	109	122	157	111	410

–	24	–	50	–	–	4

43	193	42	165	62	408	76

12	13	16	21	26	37	56

21,648	22,693	24,314	22,155	22,807	21,673	25,732

201	110	143	72	61	358	55

44	23	15	13	10	22	40

791	732	806	666	637	627	381

310	305	307	12	30	11	315

6,750	6,490	6,623	7,018	7,836	7,525	7,913

7,318	7,302	7,383	7,967	8,553	8,214	8,665

EDC 2020 Annual Report | Ten-Year Review | 191

CANADA ACCOUNT

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2020		2019		2018

Financing

Canada Emergency Business Account	55,022		–		–

Direct financing	17,308	(2)	9,370	(2)	8,000

Subtotal	72,330		9,370		8,000

Insurance

Credit insurance	–		28		15

Total	72,330		9,398		8,015

Financial and Other Data

Financing (in millions of Canadian dollars)

Value of total loans and notes receivable	48,843		7,767		6,593

Value of undisbursed loans	8,236		1,734		1,210

Value of loan disbursements (net of guarantees)	41,438		1,931		5,290

Value of liability on loan guarantees	33		55		76

Number of transactions financed	5		4		1

Insurance (in millions of Canadian dollars)

Value of liability on insurance and guarantees	–		–		–

Value of claims outstanding at end of year	–		–		–

Number of policies issued	–		–		–

Number of insurance policies and guarantees in force	–		–		1

(1)	Includes activity pursuant to the Softwood Lumber deposit refund mechanism transactions.

(2)	Includes renewal activity considered new signings.

(3)	Includes amounts disbursed in conjunction with the Ontario Financing Authority relating to loans in the automotive industry.

EDC 2020 Annual Report | Ten-Year Review | 192

2017	2016	2015	(1)	2014	(1)	2013	2012	2011

–	–	–		–		–	–	–

–	–	156		25		–	1	–

–	–	156		25		–	1	–

36	28	41		28		30	41	44

36	28	197		53		30	42	44

2,586	2,998	3,359		2,924		2,821	3,164	3,442

–	–	–		–		–	–	–

–	–	156		25		–	–	569	(3)

98	121	142		164		186	208	241

–	–	2		1		–	–	–

5	3	7		6		9	9	8

–	–	–		–		–	–	13

–	–	–		–		–	–	–

1	1	1		1		1	1	4

EDC 2020 Annual Report | Ten-Year Review | 193

GLOSSARY OF FINANCIAL TERMS

Actuarial Gains or Losses – Changes in the value of the defined benefit obligation and the plan assets due to differences between actuarial assumptions and what has actually occurred and due to changes in actuarial assumptions.

Actuarial Valuation (re: Pension Benefit Plans) – An assessment of the financial status of a benefit plan performed by an independent actuary. It includes the valuation of any plan assets and the defined benefit obligation using estimates of future events that will affect the costs and obligation for employee benefits plans.

Amortized Cost – The amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

Basis Point – One one-hundredth of a percentage point.

CDOR – Canadian Dollar Offered Rate – An industry determined financial benchmark and the recognized benchmark index for Canadian bankers’ acceptances with a term to maturity of one year or less.

Contingent Liability – Potential debt which arises from past events and may become an actual obligation if certain events occur or fail to occur. Contingent liability is also referred to as insurance policies and guarantees outstanding.

Credit Risk – The risk of loss incurred if a counterparty fails to meet its financial commitments.

Defined Benefit Obligation – The actuarial present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Derivative Instruments – Financial contracts that derive their value from changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, market indexes or other financial measures. Such instruments include futures, interest rate, foreign exchange, equity, commodity and credit default swaps.

Effective Interest Rate – The rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Exposure at Default – Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

Facultative Reinsurance – Reinsurance provided on a transactional basis.

Foreign Exchange Risk – The risk of loss or harm due to changes in spot and forward prices, and/or volatility of currency exchange rates.

Gross Loans Receivable – Principal amounts outstanding under existing loan agreements.

Hedge – A risk management practice used to manage interest rate or foreign exchange exposures arising from the normal course of business operations.

Individually Impaired Loans – Loans where there is objective evidence that an impairment loss has occurred.

Insurance Risk – The risk of loss or harm due to actual experience being different from that assumed when an insurance product was designed and priced.

Interest Rate Risk – The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

LIBOR – London Inter-Bank Offered Rate – The interest rate at which banks in London are prepared to lend funds to first-class banks.

Liquidity Risk – The risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions.

Loss Given Default – Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Market Risk – The risk of loss or harm due to adverse movements in market prices, interest rates and/or foreign exchange rates.

Net Finance Margin – Net financing and investment income expressed as a percentage of average income earning assets.

Net Financing and Investment Income – Revenue earned on financing, leasing, marketable securities and investment assets, less interest and leasing and financing related expenses.

Net Revenue – Net income excluding the provision for credit losses, claims-related expenses, unrealized gains and losses, and administrative expenses.

Operational Risk – The risk of loss or harm resulting from inadequate or failed internal processes, people and systems or from external events.

Performing Loans – Loans for which there is reasonable assurance that EDC can collect the principal and interest on time.

Probability of Default – The likelihood that a borrower will not be able to meet its scheduled repayments.

Productivity Ratio – Administrative expenses expressed as a percentage of net revenue excluding the impact due to fluctuations in the exchange rate from the rate projected in the Corporate Plan.

Structured Entity (SE) – An entity created to accomplish a narrow and well-defined objective. The SE is designed so that voting or similar rights are not the dominant factor in deciding who controls the entity.

Undisbursed Loan Commitments – A contractual amount under an existing loan agreement that has yet to be advanced to the borrower.

EDC 2020 Annual Report | Glossary of Financial Terms | 194

CORPORATE REPRESENTATION

National

Head Office

Export Development Canada

150 Slater Street

Ottawa, ON K1A 1K3

edc.ca

Atlantic Region

Halifax

1969 Upper Water Street

Tower 2, Suite 1605

Halifax, NS B3J 3R7

Charlottetown

119 Kent Street

Suite 240, BDC Place

Charlottetown, PE C1A 1N3

Moncton

735 Main Street

Suite 400

Moncton, NB E1C 1E5

St. John’s

510 Topsail Road

St. John’s, NL A1E 2C2

Ontario Region

Toronto

155 Wellington Street West

Suite 3400

Toronto, ON M5V 3L3

Kitchener

Catalyst137 Building

137 Glasgow Street

Suite 460

Kitchener, ON N2G 4X8

London

148 Fullarton Street

Suite 1512

London, ON N6A 5P3

Mississauga

1 City Centre Drive

Suite 805

Mississauga, ON L5B 1M2

Windsor

3270 Electricity Drive

Suite 209

Walker Industrial Park

Windsor, ON N8W 5J1

Quebec Region

Montreal

800 Victoria Square

Suite 4520

P.O. Box 124

Tour de la Bourse

Montreal, QC H4Z 1A1

Brossard

4805 Lapinière

Suite 4300

Brossard, QC J4Z 0G2

Drummondville

1412 Jean Berchmans

Michaud Street

Drummondville, QC

J2C 7V3

Laval

2550 Boulevard Daniel-Johnson

Suite 800

Laval, QC H7T 3A4

Quebec City

2875 Laurier Boulevard

D-3, Suite 600

Quebec, QC G1V 2M2

Sherbrooke

93 Wellington Nord Street

Sherbrooke, QC J1H 5B6

Western Region

Calgary

308 4th Avenue SW

Suite 2403

Calgary, AB T2P 0H7

Edmonton

10180 101 Street

Suite 3400

Edmonton, AB T5J 3S4

Regina

1914 Hamilton Street

Suite 300

Regina, SK S4P 3N6

Vancouver

1055 Dunsmuir Street

Suite 400, Bentall Four

P.O. Box 49086

Vancouver, BC V7X 1G4

Winnipeg

201 Portage Avenue

Suite 1050

Winnipeg, MB R3B 3K6

International

North America

Atlanta

The Consulate General of Canada

100 Colony Square

Suite 1700

1175 Peachtree Street N.E.

Atlanta, GA

30361-6205

United States of America

Chicago

The Consulate General of Canada

180 North Stetson Avenue

Suite 2400

Chicago, IL 60601

United States of America

Mexico City

Canadian Embassy

Calle Schiller 529

Rincón del Bosque

Colonia Polanco

México, D.F. 11560

Mexico

San Pedro Garza Garcia

Consulate General of Canada

Gomez Morin 955

4th Floor, Suite 404

San Pedro Garza Garcia, NL

C.P. 66279

Mexico

South America

Bogotá

Embassy of Canada

Carrera 7 #114 – 33

Piso 14, Bogotá

Colombia

Lima

Embassy of Canada

Bolognesi 228, Miraflores 15074

Lima, Peru

Santiago

Canadian Embassy

Nueva Tajamar

481 – 12th Floor

North Tower

Las Condes

Santiago, Chile

Rio de Janeiro

Canadian Consulate General

Av. Atlantica 1130, 13º andar Copacabana

CEP 22021-000

Rio de Janeiro – RJ, Brazil

São Paulo

Canadian Consulate General

Av. das Nações

Unidas 12901

Cenu Torre Norte, Andar 16°

CEP 04578-000

São Paulo – SP, Brazil

Europe

Düsseldorf

Consulate of Canada – Düsseldorf

Benrather Strasse 8

40213 Düsseldorf

Germany

Istanbul

Canadian Consulate

209 Buyukdere Caddesi

Tekfen Tower – 16th Floor

Levent 4

Istanbul 34394

Turkey

London

High Commission of Canada

Trafalgar Square

London SW1Y 5BJ

United Kingdom

Africa/Middle East

Johannesburg

Trade Office of the High Commission of Canada (Pretoria)

10 Arnold Road

Johannesburg 2196

South Africa

Dubai

Consulate General of Canada

Jumeirah Emirates Towers

19th Floor

Dubai, United Arab Emirates

Asia

New Delhi

High Commission of Canada in India

7/8 Shantipath

Chanakyapuri

New Delhi, Delhi 110021

India

Mumbai

Consulate General of Canada

One International Centre

(former IFC)

Tower 2, 21st Floor

Senapati Bapat Marg

Elphinstone Road (West)

Mumbai 400 013

India

Beijing

The Canadian Embassy in China

19 Dong Zhi Men Wai Street

Chayoang District

Beijing 100600

China

Shanghai

Canadian Consulate General

ECO City Building

8th Floor, 1788 Nanjing Xi Lu

Jing An District

Shanghai 20040

China

Singapore

12 Marina Boulevard

#34-04

Marina Bay Financial Centre, Tower 3

Singapore 018982

Hong Kong

Canadian Consulate

5th floor, Tower 3

Exchange Square

8 Connaught Place

Central, Hong Kong SAR

Australia

Sydney

Consulate General of Canada

Quay West

111 Harrington Street

Level 5

Sydney NSW 2000

Australia

EDC 2020 Annual Report | Corporate Representation | 195

EDC is the owner of trademarks and official marks. Any use of an EDC trademark or official mark without written permission is strictly prohibited. All other trademarks appearing in this document are the property of their respective owners. The information presented is subject to change without notice. EDC assumes no responsibility for inaccuracies contained herein.

Copyright © 2021 Export Development Canada. All rights reserved.

Canada

EDC